FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period January, 2003 through and including March 29, 2004

EUROZINC MINING CORPORATION (Translation of registrant=s name into English)

Suite 1045, 1050 West Pender Street, Vancouver, BC V6E 3S7 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______	No	☒

[If AYes@ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-*]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 29, 2004	EUROZINC MINING CORPORATION (Registrant) By "Signed" Ron Ewing, Senior Vice-President, Chief Financial Officer & Corporate Secretary

Exhibit List - attached to Form 6-K for EuroZinc Mining Corporation

Date*	Description
March 29, 2004	Press Release
March 19, 2004	Material Change Report
March 16, 2004	Press Release
March 16, 2004	Technical Report
March 11, 2004	Material Change Report
March 5, 2004	Press Release
February 23, 2004	Press Release
February 13, 2004	Press Release
February 10, 2004	Press Release
February 9, 2004	Press Release
January 29, 2004	Material Change Report
January 27, 2004	Press Release
January 27, 2004	Press Release
January 23, 2004	Press Release
January 7, 2004	Material Change Report
January 6, 2004	Press Release
December 22, 2003	Early Warning Report
December 22, 2003	Early Warning Report
December 22, 2003	Press Release
December 19, 2003	Material Change Report
December 18, 2003	Press Release
December 12, 2003	Press Release

December 9, 2003	Material Change Report
December 8, 2003	Press Release
November 28, 2003	BC Form 51-901F
November 28, 2003	Interim Financial Statements
November 25, 2003	Material Change Report
November 21, 2003	Press Release
October 20, 2003	Material Change Report
October 16, 2003	Press Release
September 29, 2003	Press Release
August 25, 2003	Press Release
May 30, 2003	BC Form 51-901F
May 30, 2003	Interim financial statements
May 29, 2003	Press Release
May 21, 2003	Material Change Report
May 16, 2003	Form of Proxy
May 16, 2003	Management proxy/information circular
May 16, 2003	Notice of meeting
May 16, 2003	Other - Corporate Data information
February 10, 2003	Material Change Report

* Date of filing on SEDAR

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

March 17, 2004

Release 11-04

$54 MILLION BOUGHT DEAL FINANCING

EuroZinc Mining Corporation ("EuroZinc" or the "Company") is pleased to announce that it has entered into a bought deal financng agreement (the "Offering") with a syndicate of underwriters ("the Underwriters"). The financing will comprise 90,000,000 Special Warrants for aggregate gross proceeds of $54.0 million. Each Special Warrant will be sold at a price of $0.60 and will be convertible into one common share of the Company.

The Special Warrants shall expire at 5:00 p.m. (EST) on the date that is the earlier of: (i) the date that is four months and one day after the closing date; and (ii) the third business day after the date on which a receipt is issued by the last of the securities regulatory authorities in each province of Canada where holders of Special Warrants reside for a final short form prospectus qualifying the distribution of common shares upon exercise of the Special Warrants.

In addition, there is an Underwriters option of increasing the size of the Offering by up to an additional $33.75 million.

Proceeds from the placement will provide a component of the financing required for the acquisition of Neves Corvo. All of the gross proceeds of the Offering will be placed in escrow pending the closing of the acquisition of all of the issued and outstanding shares of Somincor, S.A. (the owner of the Neves Corvo mine) and the raising of the balance of the funding required for the acquisition of Somincor.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

MATERIAL CHANGE REPORT

Form 53-901F Under Section 85(1) of the British Columbia Securities Act

Form 27 Under Section 146(1) of the Alberta Securities Act

Form 27 Under Section 73 of the Quebec Securities Act

(Individually, the "Act" and collectively, the "Securities Acts")

1.

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

EUROZINC MINING CORPORATION (the "Company")
1045-1050 West Pender Street
Vancouver, BC  V6E 3S7

2.

Date of Material Change

State the date of the material change.

March 17, 2004

3.

Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC), Section 146(1) (AB) and Section 73 (QUE) of the Securities Acts.

March 17, 2004

The Press Release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Quebec Securities Commissions.

4.

Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that, subject to regulatory approval, it has arranged a financing (the "Offering"), on a bought deal underwritten basis, through a syndicate of underwriters ("the Underwriters") lead by Paradigm Capital Inc., with Haywood Securities Inc. as co-lead and including Orion Securities Inc. and Pacific International Securities Inc., of 90,000,000 special warrants (the "Special Warrants") at a price of $0.60 per Special Warrant for aggregate gross proceeds of $54 million. Each Special Warrant will be exercisable, for no additional consideration, into one common share of the Company (a "Share") until 5:00 p.m. (EST) on the earlier of: (i) the date that is four months and one day after the closing date; and (ii) the third business day after the date on which a receipt is issued by the last of the securities regulatory authorities in each province of Canada where holders of Special Warrants reside for a final short form prospectus of the Company (the "Prospectus") qualifying the distribution of the Shares upon exercise of the Special Warrants.

In addition, the Company has issued the Underwriters' an option (the "Option") to increase the size of the Offering by up to an additional 56,250,000 Special Warrants, for additional gross proceeds to the Company of up to $33.75 million.  The Option will expire 24 hours prior to the closing of the Offering.

The net proceeds from the Offering will be used to provide a component of the financing required for the acquisition by the Company of the Neves Corvo mine.

5.

Full Description of Material Change

The Company announced that, subject to regulatory approval, it has arranged the Offering, on a bought deal underwritten basis, through a syndicate of Underwriters lead by Paradigm Capital Inc., with Haywood Securities Inc. as co-lead, and including Pacific International Securities Inc. and Orion Securities Inc., of 90,000,000 Special Warrants at a price of $0.60 per Special Warrant for aggregate gross proceeds of $54 million. Each Special Warrant will be exercisable, for no additional consideration, into one Share at any time prior to 5:00 p.m. (EST) on the earlier of (the "Expiry Date"): (i) the date that is four months and one day after the closing date; and (ii) the third business day after the date (the "Receipt Date") on which a receipt is issued by the last of the securities regulatory authorities in each province of Canada where holders of Special Warrants reside for the Prospectus.  In the event that the Special Warrants are not exercised prior to the Expiry Date, they will be deemed exercised immediately prior thereto.

In addition, the Company has issued to the Underwriters' an Option to increase the size of the Offering by up to an additional 56,250,000 Special Warrants, for additional gross proceeds to the Company of up to $33.75 million.  The Option will expire 24 hours prior to the closing of the Offering.

As consideration for the Underwriters' services, the Company has agreed to pay a cash commission equal to 6.25% on the total gross proceeds received from the sale of 90,000,000 Special Warrants and a cash commission equal to 6% on the total gross proceeds received from the sale of any Special Warrants issued pursuant to the exercise of the Option.

The net proceeds from the Offering will be used as a component of the financing required for the acquisition by the Company of the Neves Corvo mine (the "Acquisition").  All of the proceeds of the Offering, including the cash commission payable to the Underwriters, will be placed in escrow and will be, subject to the rights of the subscribers to request repayment of their subscription funds in certain circumstances, released to the Company, less the Underwriters' cash commission which will be released to the Underwriters, on the earlier to occur of: (i) the date the Issuer delivers a certificate  (the "Escrow Release Certificate") to the Underwriters, certifying to the effect that: (a) all conditions precedent to the closing of the Acquisition have been satisfied, other than the payment of the purchase price therefore; (b) all required funds for the Acquisition have been raised; and (c) conditional approval for listing the Company's shares on the Toronto Stock Exchange has been received; or (ii) June 11, 2004.

If the Company does not deliver the Escrow Release Certificate to the Underwriters by June 2, 2004, each holder of Special Warrants not previously exercised will be entitled to elect either to (a) require repayment of their subscription funds for such Special Warrants plus any interest earned thereon (the "Purchase Price Refund") and such Special Warrants will be cancelled and of no further force or effect; or (b) continue to hold their Special Warrants; provided that, in the absence of such election being made by the holder on or before 5:00 p.m. (EST) on June 10, 2004, the holder shall be deemed to have elected not to receive the Purchase Price Refund.  To the extent that holders of Special Warrants elect to receive a Purchase Price Refund, the Underwriters' cash commission held in escrow shall be reduced accordingly.

The Company has agreed to use its best efforts to: (i) file a preliminary short form prospectus in the provinces in which Special Warrant holders reside as soon as possible after the closing date for the Offering; and (ii) ensure the Receipt Date occurs as soon as possible following the earlier to occur of: (a) the date the Company delivers the Escrow Release Certificate to the Underwriters; and (b) June 10, 2004.

6.

Reliance on Section 85(2)(BC), Section 146(2)(AB) and Section 74 (QUE) of the Securities Acts

Not applicable.

7.

Omitted Information

Not applicable.

8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron A. Ewing
1045-1050 West Pender Street
Vancouver, BC  V6E 3S7
Phone: 604-681-1337

9.

Statement of Senior Officer

DATED at Vancouver, this 18th day of March, 2004.

"Ron Ewing" Ron Ewing Vice-President and Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.  ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

March 17, 2004

Release 10-04

RESULTS OF NEVES CORVO TECHNICAL REPORT

EuroZinc Mining Corporation (the "Company") wishes to announce the results of the technical report on the Neves Corvo Mine in Portugal, completed by Messrs. Nick Clarke, Phil Newall, Nick Watson, and Raymond Oates of Wardell Armstrong International ("WAI"). The four authors are all independent of EuroZinc. WAI was first commissioned by the Company to prepare a technical report on Neves Corvo when the Company was conducting its due diligence on the mine, in advance of submitting its bid. Subsequent to EuroZinc being announced as the winning bidder for Neves Corvo, WAI upgraded its report to be fully compliant with National Instrument 43-101. WAI reviewed data provided by Somincor and their consultants of Neves Corvo, and drew its own conclusions from that information, augmented by its direct field examination. WAI did not carry out any independent exploration work, drill any holes or carry out any sampling and assaying. However, the considerable mineral wealth of the property is substantiated by the established mining history of Neves Corvo, so independent verification was not deemed necessary. Readers are encouraged to review the entire report that is available on SEDAR at www.sedar.com. The conclusions of the report can be summarized as follows.

History

The mine has operated continuously since 1989 and annual production of copper metal in concentrate since 1997 has ranged between 76.3-114kt with an additional 0.35-3.5kt of tin metal in concentrate. In recent years the copper ores have been treated at a rate of approximately 1.7Mtpa compared with an installed capacity of 1.85Mtpa.  The following table summarizes the recent performance of the copper plant.

Copper Plant Production Data 1997-2003
Year	1997	1998	1999	2000	2001	2002	2003
kt treated	1,459	1,806	1,801	1,342	1,672	1,739	1,700
Feed Cu %	5.49	4.62	4.45	4.79	4.74	5.08	5.33
Recovery %	86.93	85.64	86.21	86.04	85.34	86.97	85.52

Maximum production was achieved in 1998 (1.806Mtpa).  The copper head grade fell below 5% copper in the years 1998 to 2001, but in 2002 and 2003 this figure was exceeded.  Since 1997, copper recovery ranged from 85.34% to 86.97%. Historical operating and capital costs are as follows:

Operating and Capital Costs 1997-2003
Parameter	Unit	1997	1998	1999	2000(1)	2001	2002	2003
Tonnage Milled	Mt	1.757	2.176	2.07	1.515	1.784	1.739	1.707
Operating Costs	M	63.85	70.33	65.2	62.4	65.7	58.42	57.56
Unit Costs	/t	36.34	32.32	31.49	41.19	36.82	33.59	33.9
Capital Costs	M	15.7	14.5	14.0	15.0	20.6	14.0	14.49

Note:

(1)

Year 2000 costs affected by industrial action

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

News Release

/2

Geology and Resources

Neves Corvo comprises five massive sulphide lenses: Neves (divided into North and South), Corvo, Graca, Zambujal and Lombador. The base metal grades are segregated by the strong metal zoning into copper, tin and zinc zones, as well as barren massive pyrite. The operating company for the mine, Somincor S.A., classifies resources according to the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (1999), generally known as the JORC code. WAI are of the opinion that the JORC Code resource and reserve categories are in all material respects equivalent to the resource and reserve categories as defined by the CIM in Canada, and therefore the mineral resources identified by Somincor are directly equivalent to the measured, indicated and inferred mineral resource as specified in NI 43-101. Though they present their resource total as an aggregated amount including measured, indicated and inferred, which is in contravention of the JORC Code, Somincor does state that as of 31 December 2002, the mine had a copper resource of 30.6Mt @ 5.21% copper, classified predominantly in the measured and indicated category, with the most important part of this resource being the 12Mt at grades generally above 6% copper in the Lower Corvo orebody.

The zinc resource is less well explored, and again has been reported as an aggregate total of some 50Mt @ 6% zinc, split fairly equally between indicated and inferred. A measured tin resource of 1.6Mt @ 9.7% copper, 1.8% zinc and 2.3% tin has also been estimated. Historically, the copper resources are annually replenished and from exploration data examined, it is likely that this trend will continue, certainly in the short term. The Company notes that mineral resources that are not mineral reserves do not have demonstrated economic viability. The following table summarizes and classifies those resources.

Classified Resources (31 December 2002)
	Category	Resource (Mt)	Grade (%)
Copper	Measured	22.233	5.65
	Indicated	0.837	4.40
	Inferred	7.550	4.03
Zinc	Indicated	26.183	6.40
	Inferred	24.170	5.55

Overall, resource estimation and classification is based on the generation of block models that are controlled by 3D surface models of faults and ore contacts. In outlying areas of inferred resources, classical triangulation methods are used, based on manual interpretations. Grades are usually estimated by ordinary kriging techniques, although the anisotropic inverse power distance may be used when it is not possible to obtain detailed modelling. The orebody modelling approach, using the SUMP software system, places emphasis on the reconciliation of grades and tonnages from actual production with those that are estimated. Estimation methods are adjusted accordingly and, because of this, the resource modelling may be considered to warrant a relatively high degree of confidence. Block sizes are 2m cubes for measured resources and 4m cubes for indicated and inferred, depending on the information available.

In contrast to the resources, Somincor does not apply the JORC code to their reserve statements. For the life of mine plan, the "mineable reserves/resources" at the start of 2004 are quoted as 27.7Mt @ 4.5% copper which includes a significant percentage of inferred resource from both the Lombador/Lombador North and Zambujal orebodies. To comply with JORC, this material would have to be excluded from the estimate and therefore a true mineable reserve for Neves Corvo is of the order of 19.7Mt @ 4.9% copper. EuroZinc has taken the measured and indicated resource as stated above and applied a 95% recovery and global 13% dilution to provide a revised reserve statement on which EuroZinc has prepared its life of mine plan.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

News Release

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EuroZinc Reserve Statement 2004
	Mineable Reserves 2004
Orebody	Tonnes (kt)	%Cu
Corvo -700	10,524	5.73
(Corvo+ Graca +CSE) +700	2,755	5.63
Graca SE	203	3.65
Neves South	2,321	4.38
Neves North	3,449	2.98
Total		5.04

WAI confirm that the procedures used by EuroZinc in preparing this reserve statement are in accordance with JORC and NI 43-101. It is this reserve statement, which has been used by WAI in preparing the financial model. However, WAI feels that it is likely that the resource material from Lombador and Zambujal that has been included in the Somincor life of mine plan will be upgraded and ultimately brought into the reserve base. From historical evidence, approximately 90% of resources transfer through to reserves, although with ever changing economics, this figure should not be relied upon for future mine planning, particularly as the mine goes ever deeper to chase additional resources. In addition, it is also likely that the new discoveries in the bridge area between the Lower Corvo and Lombador orebodies will provide further high grade copper resources to the mineral inventory.

Mining

The Neves Corvo Mine presently mills approximately 1.7Mtpa of copper and tin ores, although the tin resource is nearing exhaustion and forms little or not part in any future mining plans. The mine employs 780 staff and a further 312 contractors at the mine site and their port concentrate handling facilities at Setubal. In the recent past Somincor has been implementing a labour restructuring process to reduce direct employees and this has resulted in a reduction of staff since 2000 of 233. However, this has been offset by an increase in contract staff and other outside contractors undertaking works previously conducted by mine personnel.

A number of different stoping methods are employed on the mine, but the most prominent being Bench and Fill and Drift and Fill which account for 41.5% and 38% of production tonnages respectively. Dilution has been highlighted as being a major concern in the Drift and Fill Stopes (19%) and the mine is progressively moving towards increasing production from the Bench and Fill (5-7.5%) method.

Mill

In recent years the copper ores have been treated at a rate of approximately 1.7Mtpa compared with an installed capacity of 1.85Mtpa.  Since 1997 copper recovery has ranged from 85.3% to 87.0% to a copper concentrate grade of between 23 and 24% copper. To increase the plant throughput to 2.2Mtpa it is proposed to utilise two regrind mills on secondary milling duty, thus increasing secondary milling capacity from 1600kW to 2400kW.  There is sufficient crushing, flotation and concentrate dewatering capacity for the proposed increase in throughput. It is believed that metallurgical improvements can be made in the concentrator and that a concentrate grade of 24.1% at 88% recovery is achievable.

Very little metallurgical testwork has been undertaken on the Neves Corvo polymetallic ores, but it is reasonable to assume that they can be processed to give saleable grades of copper and zinc concentrates.  The tin plant should be able to be adapted to treat the polymetallic ores although additional grinding capacity may be required due to the fine grain size of the ores.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

News Release

/4

EuroZinc Life of Mine Plan

EuroZinc has prepared a life of mine plan and financial model that takes into account JORC Classified ore in the measured and indicated resources only to arrive at a reserve statement of 19.252Mt at 5.04% copper and have applied mining rates and costs that the Company feels are more applicable to the Neves Corvo Mine. WAI having reviewed the data is satisfied that the plan has been prepared in a competent manner.

The EuroZinc financial model, on an all equity basis, estimates the net present value, post acquisition and at a discount rate of 7%, of the Neves Corvo Mine as being $276.81M at an average copper price of $0.925/lb and an exchange rate of $1.1: 1.0. The model sensitivity to the discount rate are given as follows:

Eurozinc Base Case Financial Model, Neves Corvo NPV
	Discount Rate	NPV $M
Base Case NPV Post Acquisition Copper $0.925/lb Exchange Rate $1.1:1	5%	300.32
	7%	276.81
	10%	246.64
	15%	206.88

Cash cost of payable copper over the mine life is estimated at $0.61/lb, including capital costs. However, cash costs in the initial 5 years will be in the range of $0.61-0.58/lb. Sensitivity analysis shows that the project is most sensitive to the copper price and least sensitive to the capital costs. Additional value to the project may be added with the inclusion of the inferred copper resources, giving a proven and probable reserve of 19.7Mt at 4.9% copper and an inferred resource of 8.03Mt at 3.57% copper, which would extend the mine life to 2016. The zinc resources also have potential to add value to the project, however, at this stage there is insufficient information on either the zinc resource or its metallurgical response to apportion any value to this material. In the opinion of WAI, on successful completion of additional resource definition and detailed metallurgical testwork (which is in process now), the zinc resource will be likely to add material value to the project.

EUROZINC MINING CORPORATION

"Alvin W. Jackson"

President

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured" "indicated" and "inferred" "resources", that the SEC guidelines strictly prohibit us from including in filing with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F and subsequently filed disclosure, available from us at Suite 1045, 1050 West Hastings Street, Vancouver, British Columbia, V6C 2W2. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the factual results of current exploration activities, conclusions of feasibility studies now underway, changes in project parameters as plans continue to be refined, future prices of copper, zinc and other mineral commodities described herein and access to capital. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be not to be anticipated, estimated or intended. There can be no assurance that such statements will

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

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/5

prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

Client: EuroZinc Mining Corporation

Technical Report on the Neves Corvo Mine, Portugal

Prepared by:

NR Clarke, ACSM, MIMMM, CEng

P Newall, BSc, PhD, ACSM, ARSM, FIMMM, CEng

P King, BSc (Eng)

N Coppin, BSc MSc CBiol MIEnvSci MIEEM MLI,

N Watson, BSc, MSc, DIC, FIMMM, CGeol, CEng

R Oates, ACSM MIMMM CEng

5 March  2004

Wardell Armstrong International Ltd

Trevenson, Pool, Redruth, Cornwall, TR15 3SE, UK

Tel+ 44 (0) 1209 717724  Fax + 44 (0) 1209 710893

Web //www.wardell-armstrong.com/

TABLE OF CONTENTS

1.0 EXECUTIVE SUMMARY 1
1.1 BACKGROUND 1
1.2 HISTORY 1
1.3 GEOLOGY AND RESOURCES 2
1.4 MINING 4
1.5 MILL 5
1.6 INFRASTRUCTURE 5
1.7 TAILINGS MANAGEMENT 5
1.8 ENVIRONMENTAL ISSUES 6
1.9 EUROZINC LOM PLAN 7
1.10 CONCLUSIONS ON EUROZINC LOM PLAN 8
2.0 INTRODUCTION AND TERMS OF REFERENCE 10
2.1 STUDY STRATEGY 12
3.0 DISCLAIMER 14
4.0 PROPERTY DESCRIPTION AND LOCATION 15
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 20
6.0 HISTORY 21
7.0 GEOLOGICAL SETTING 23
7.1 REGIONAL GEOLOGY 23
7.2 MINE GEOLOGY 24
8.0 DEPOSIT TYPES 25
9.0 MINERALISATION 27
9.1 CORVO 27
9.2 GRAÇA 27
9.3 NEVES 28
9.4 ZAMBUJAL 28
9.5 LOMBADOR 28
9.6 COMMENT 29
10.0 EXPLORATION 30
10.1 INTRODUCTION 30
10.2 MINING LICENCE 30

WAI/61-0222	ii	5 March 2004

10.3 EXPLORATION LICENCE 30
10.4 GOLD POTENTIAL 31

11.0 DRILLING AND SAMPLIN G PROCEDURES 32

11.1 INTRODUCTION 32
11.2 DRILLING & SAMPLING 32
11.2.1 Exploration Drilling 32
11.2.2 Grade Control Drilling & Sampling 32
11.2.3 Sampling Preparation, Analyses and Security 33

12.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES 35

12.1 INTRODUCTION 35
12.2 MINERAL RESOURCE ESTIMATION METHODOLOGY 35
12.2.1 Background 35
12.2.2 Density 36
12.2.3 Variography 36
12.2.4 Cut-Off Grade Philosophy 37
12.2.5 Classification Criteria 37
12.2.6 Software 38
12.2.7 Resource Statement 39
12.2.7.1 Copper Resource 39
12.2.7.2 Zinc Resource 41
12.3 MINERAL RESERVE ESTIMA TION METHODOLOGY 43
12.3.1 Introduction 43
12.3.2 Recovery and Dilution 44
12.3.3 Reserve Statement 44
12.4 PRODUCTION RECONCILIATION 46

13.0 MINING OPERATIONS 47

13.1 INTRODUCTION 47
13.2 STOPING METHODS 48
13.2.1 Bench and Fill 48
13.2.2 Drift and Fill 49
13.2.3 Mini Bench 49
13.2.4 Room and Pillar 49
13.3 BACKFILL 50
13.3.1 Hydraulic Fill 50
13.3.2 Paste Fill 50
13.4 ORE AND WASTE HANDLING SYSTEM 51
13.4.1 Trucking of Ore and Waste 51
13.4.2 Crushing and Conveying 51
13.5 VENTILATION 52
13.5.1 Corvo Orebody Ventilation 53

WAI/61-0222	iii	5 March 2004

13.5.2 *Graça Orebody Ventilation* ... 53
13.5.3 *Neves North Ventilation* ... 53
13.5.4 *Neves South Ventilation* ... 53
13.5.5 *Future Ventilation Requirements* ... 53
13.6 PUMPING ... 55
13.7 ROCK MASS QUALITY ... 55
13.7.1 *Mining Methods* ... 55
13.7.2 *Backfill* ... 56
13.7.2.1 Hydraulic Backfill ... 56
13.7.2.2 Paste Backfill ... 57
13.7.3 *Conclusions* ... 57
13.8 SOMINCOR FUTURE MINING STRATEGY (LOM PLAN) ... 58
13.8.1 *Scenario 2: SOMINCOR LOM Plan, 2004-2020* ... 59
13.8.2 *Ore/Waste Handling at 550 Crusher* ... 63
13.8.3 *Development Waste* ... 65
13.8.4 *Crushing and Conveying* ... 66
13.8.5 *Hoisting* ... 66
13.8.5.1 Shaft Incidents ... 66
13.8.6 *Increasing Capacity on the 550 Level* ... 67
13.9 CAPITAL DEVELOPMENT SCHEDULE (SCENARIO 2) ... 70
14.0 PROCESSING ... 72
14.1 INTRODUCTION ... 72
14.2 MINERALOGY ... 72
14.3 COPPER PLANT FLOWSHEET DESCRIPTION ... 73
14.3.1 *Crushing* ... 73
14.3.2 *Grinding* ... 74
14.3.3 *Flotation* ... 74
14.3.4 *Tailings* ... 76
14.3.5 *Copper Concentrate* ... 76
14.3.6 *Sampling and On-stream Analysis (OSA)* ... 77
14.4 WATER BALANCE ... 77
14.5 MILL ORGANISATION ... 78
14.6 CAPITAL ... 79
14.7 LABORATORY ... 80
14.8 CONCENTRATE SHIPMENT ... 80
14.9 EUROZINC PROPOSED THROUGHPUT INCREASE OF COPPER PLANT TO 2.2 MTPA ... 81
14.10 CONCENTRATE MARKETING ... 83
14.10.1 *Smelters* ... 83
14.10.2 *Concentrate Shipping Costs* ... 84
14.11 REPORTS BY RIO TINTO TECHNICAL SERVICES ... 84
14.12 POLYMETALLIC ZINC PROJECT ... 84

WAI/61-0222	iv	5 March 2004

14.13 TAILINGS MANAGEMENT 86
14.13.1 General Arrangement *86*
14.14 EMBANKMENT DESIGN AND CONSTRUCTION 87
14.15 TAILINGS DEPOSITION 88
14.16 MANAGEMENT AND MONITORING 89
14.17 CONTAINMENT AND WATER BALANCE 90
14.18 CAPACITY AND FUTURE DEVELOPMENT 91
14.18.1 Present Capacity Of The Dam *91*
14.18.2 Future Tailings Production *91*
14.18.3 Future Dam Expansion *93*
14.18.4 Paste Tailings Disposal *93*
14.19 FATAL FLAW CHECKLIST 94
14.20 CLOSURE 94
14.21 CONCLUSIONS 97

15.0 G&A INFRASTRUCTURE 98

15.1 HUMAN RESOURCES 98
15.2 SAFETY DEPARTMENT 100
15.3 MAINTENANCE DEPARTMENTS 101
15.3.1 Mine Maintenance *101*
15.4 POWER SUPPLY 104
15.5 WATER SUPPLY 104

16.0 ENVIRONMENT 105

16.1 ENVIRONMENTAL MANAGEMENT & REPORTING 105
16.1.1 Organisation & Staffing *105*
16.1.2 Environmental Management System *106*
16.1.3 Reporting & Audit *107*
16.1.4 Emergency Response Planning *108*
16.2 WATER MANAGEMENT 108
16.2.1 Mine Water Balance *108*
16.2.2 Surface Water *111*
16.2.2.1 Main Mine Site 112
16.2.2.2 Cerro Do Lobo Tailings Facility 113
16.2.2.3 Water Quality 114
16.2.3 Groundwater *115*
16.3 WASTE MANAGEMENT 115
16.3.1 Waste Rock *115*
16.3.2 Tailings *117*
16.3.3 Industrial Waste *118*
16.4 MONITORING & COMPLIANCE 118
16.4.1 Environmental Monitoring *118*
16.4.2 Impact Of The Mine And Compliance With Statutory Limits *119*

WAI/61-0222	v	5 March 2004

WAI/61-0222	vi	5 March 2004

INDEX OF TABLES

Table 2.1: SOMINCOR Documentation from Official data Room..12
Table 6.1: SOMINCOR Resource Evolution..22
Table 12.1: Neves Corvo Density Determinations..36
Table 12.2: Classified Resources (31/12/02)..39
Table 12.3: Copper Resources By Orebody and Level..40
Table 12.4: Zinc Resources by Orebody and Level..42
Table 12.5: SOMINCOR Aggregated Classified Resource Estimates..41
Table 12.6: SOMINCOR Reserve Statements 2004..44
Table 12.7: SOMINCOR Reserve Statement (JORC Compliant) 2004..45
Table 12.8: EuroZinc Reserve Statement 2004..45
Table 13.1: Ventilating Requirements, Corvo Orebody..54
Table 13.2: Production Statistics for 2003..64
Table 13.3: Shift Pattern Analysis..69
Table 14.1: Copper Plant Production Data..72
Table 14.2: Copper Plant Grinding Capacity..74
Table 14.3: Flotation Cell Capacity..76
Table 14.4: Mass and Water Balance..78
Table 14.5: Copper Plant Capital Expenditure (€) 2004-2005..79
Table 14.6: Mill Production Summary 2003..82
Table 14.7: Mill Production Summary 2002..82
Table 14.8: Concentrate Shipment..83
Table 14.9: Concentrate Shipping Costs..84
Table 14.10: Polymetallic Ore (Neves North) Test Results..85
Table 14.11: Bulk Flotation Test on Lombador Polymetallic Ore..85
Table 14.12: Past And Predicted Tailings Production (SOMINCOR Estimates)..91
Table 14.13: Eurozinc Life of Mine Tailings Requirements..92
Table 14.14: Flaw Analysis (after SRK 1999)..95
Table 15.1: SOMINCOR Employee Complement..98
Table 15.2: Staff Absenteeism, all causes to October 2003..99
Table 15.3: Plant Statistics for October 2003..103
Table 15.4: Machine Hourly Costs for 2002 and 2003..103
Table 16.1: Mine Water Management System..109
Table 16.2: Water Quality Data..114
Table 16.3: Tailings Composition..117
Table 16.4: Environmental Monitoring Areas..119
Table 17.1: Standard Stoping Costs, €/t (ex SOMINCOR)..128
Table 17.2: Calculation of Haulage Costs (ex SOMINCOR)..129
Table 17.3: Copper Plant Operating Cost (YTD October 2003)..129
Table 17.4: Unit Operating Costs 2003, 1.70mt milled..130
Table 17.5: Operating and Capital Costs Actual and Estimated 1997-2004..130

WAI/61-0222	vii	5 March 2004

WAI/61-0222	viii	5 March 2004

INDEX OF FIGURES

WAI/61-0222	ix	5 March 2004

INDEX OF PHOTOGRAPHS

Note:

All currency figures are provided in either Euro or US Dollars $ terms.

WAI/61-0222	x	5 March 2004

1.0

EXECUTIVE SUMMARY

1.1

Background

Neves Corvo Mine, Portugal, is owned by Sociedade Mineira de Neves Corvo SA (SOMINCOR) of which Empressa de Desenvolvimento Mineiro SGPS SA (EDM) own 51% and Rio Tinto plc (Rio Tinto) 49%.  EDM announced in November 2003 its intention to dispose of its 51% holding in SOMINCOR. Subject to an acceptable offer being made for EDM's stake the additional 49% held by Rio Tinto will also be sold. Accordingly, any purchaser will be able to acquire 100% of SOMINCOR.  On 4 March 2004 EuroZinc's subsidiary, Portuglobal Exploracoes Mineiras Unipessoal, Lda entered into Sale and Purchase Agreements with EDM and Rio Tinto providing for the purchase of 100% of SOMINCOR. Thereafter the acquisition must close within 90 days.

EuroZinc owns 99.6% of Pirites Alentejanas, S.A., the company that owns the Aljustrel base metals mine in Portugal. The Aljustrel mine is located in the Iberian Pyrite Belt of south-central Portugal some 40km from the Neves Corvo Mine, and consists of several mineral deposits as well as considerable infrastructure, including a modern mill and underground workings. The mine is currently on a care and maintenance status. In addition to the Aljustrel Project, EuroZinc has 100% ownership of the surrounding Malhadinha exploration concession.

1.2

History

The Neves Corvo orebodies were discovered in 1977 after a period of exploration drilling which was planned to test a number of favourable gravity anomalies. Following discovery, SOMINCOR was formed to exploit the deposits, and by 1983, the Corvo, Graca, Neves and Zambujal sulphide deposits had been partially outlined covering an area of some 1.5km x 2km. A preliminary reserve quoted at this time estimated some 34.64Mt @ 7.85% Cu of cupriferous sulphides and 32.87Mt @ 5.71% Zn of zinc-rich sulphide mineralisation.

Rio Tinto became involved in the project in 1985 effectively forming a 49:51% joint venture with the Portuguese government (EDM). This change in shareholding led to a reappraisal of the project with eventual first production commencing from the Upper Corvo and Graca orebodies on 1 January 1989, achieving 1Mt in that year. Total capital cost for the mine was approximately $350M.

During the development of the mine, significant tonnages of high grade tin ores were discovered, associated with the copper mineralisation, which led to the rapid construction of a tin plant at a cost of some $70M. The plant was commissioned in 1990 and in that year some 270,000t of tin-bearing ore was treated. This was followed between 1992-1994 by a

WAI/61-0222	1	5 March 2004

major mine deepening exercise, at a cost of $33M, to access the Lower Corvo orebody through the installation of an inclined conveyor ramp linking the 700 and 550 levels.

The mine has operated continuously since 1989 and annual production of copper metal in concentrate since 1997 has ranged between 76.3-114kt with an additional 0.35-3.5kt of tin metal in concentrate.

In recent years the copper ores have been treated at a rate of approximately 1.7Mtpa compared with an installed capacity of 1.85Mtpa.  A summary of the recent performance of the Copper Plant is given below.

Copper Plant Production Data 1997-2003
Year	1997	1998	1999	2000	2001	2002	2003
kt treated	1,459	1,806	1,801	1,342	1,672	1,739	1,700
Feed Cu %	5.49	4.62	4.45	4.79	4.74	5.08	5.33
Recovery %	86.93	85.64	86.21	86.04	85.34	86.97	85.52

Maximum production was achieved in 1998 (1.806Mtpa).  The copper head grade fell below 5% Cu in the years 1998 to 2001, but in 2002 and 2003 this figure was exceeded.  Since 1997, copper recovery ranged from 85.34% to 86.97%.

Historical operating and capital costs are shown in the Table below.

Operating and Capital Costs 1997-2003
Parameter	Unit	1997	1998	1999	2000(1)	2001	2002	2003
Tonnage Milled	Mt	1.757	2.176	2.07	1.515	1.784	1.739	1.707
Operating Costs	M	63.85	70.33	65.2	62.4	65.7	58.42	57.56
Unit Costs	/t	36.34	32.32	31.49	41.19	36.82	33.59	33.9
Capital Costs	M	15.7	14.5	14.0	15.0	20.6	14.0	14.49

Note:

(1)

Year 2000 costs affected by industrial action

Production for 2003 achieved budget in spite of a number of shaft incidents adversely affecting hoisting capacity in July and September. Hoisting in the subsequent months was higher than planned as underground stocks were built up in July and September. As at year end mined production was +0.4% and copper grade -2.3% as variance to plan.

1.3

Geology and Resources

Neves Corvo is located in the western part of the Iberian Pyrite Belt (IPB) which stretches through southern Spain into Portugal and which has historically hosted numerous major stratiform volcano-sedimentary massive sulphide (VMS) deposits. Five massive sulphide lenses have been defined at Neves Corvo comprising Neves (divided into North and South),

WAI/61-0222	2	5 March 2004

Corvo, Graca, Zambujal and Lombador. The base metal grades are segregated by the strong metal zoning into copper, tin and zinc zones, as well as barren massive pyrite.

SOMINCOR uses the JORC code for resource classification, but presents their resource total as an aggregated amount including Measured, Indicated and Inferred, which is in contravention of the JORC Code. However, SOMINCOR state that as of 31 December 2002, the mine had a copper resource of 30.6Mt @ 5.21% Cu, classified predominantly in the Measured and Indicated category, with the most important part of this resource being the 12Mt at grades generally above 6% Cu in the Lower Corvo orebody.

The zinc resource is less well explored, and again has been reported as an aggregate total of some 50Mt @ 6% Zn, split fairly equally between Indicated and Inferred. A large proportion of this resource is located in the Neves South orebody where some 19Mt @ 5.4% Zn is present. A Measured tin resource of 1.6Mt @ 9.7% Cu, 1.8% Zn and 2.3% Sn has also been estimated. Historically, the copper resources are annually replenished and from exploration data examined, it is likely that this trend will continue, certainly in the short term.

A classified SOMINCOR resource summary table is provided below:

Classified Resources (31 December 2002)
	Category	Resource (Mt)	Grade (%)
Copper	Measured	22.233	5.65
	Indicated	0.837	4.40
	Inferred	7.550	4.03

Zinc	Indicated	26.183	6.40
	Inferred	24.170	5.55

In contrast to the resources, SOMINCOR does not apply the JORC code to their reserve statements. For the Life of Mine Plan, the "Mineable Reserves/Resources" at the start of 2004 are quoted as 27.7Mt @ 4.5% Cu which includes a significant percentage of Inferred resource from both the Lombador/Lombador North and Zambujal orebodies. To comply with JORC, this material would have to be excluded from the estimate and therefore a true Mineable Reserve for Neves Corvo is of the order of 19.7Mt @ 4.9% Cu.

EuroZinc has taken the Measured and Indicated resource as stated above and applied a 95% recovery and global 13% dilution to provide a revised reserve statement on which EuroZinc has prepared its Life of Mine Plan:

WAI/61-0222	3	5 March 2004

EuroZinc Reserve Statement 2004
	Mineable Reserves 2004
Orebody	Tonnes (kt)	%Cu
Corvo -700	10,524	5.73
(Corvo+ Graca +CSE) +700	2,755	5.63
Graca SE	203	3.65
Neves South	2,321	4.38
Neves North	3,449	2.98
Total		5.04

WAI confirm that the procedures used by EuroZinc in preparing this reserve statement are in accordance with JORC and NI 43-101. It is this reserve statement which has been used by WAI in preparing the financial model.

However, WAI feels that it is likely that the resource material from Lombador and Zambujal that has been included in the SOMINCOR Life of Mine Plan will be upgraded and ultimately brought into the reserve base. From historical evidence, approximately 90% of resources transfer through to reserves, although with ever changing economics, this figure should not be relied upon for future mine planning, particularly as the mine goes ever deeper to chase additional resources. In addition, it is also likely that the new discoveries in the bridge area between the Lower Corvo and Lombador orebodies will provide further high grade copper resources to the mineral inventory.

1.4

Mining

The Neves Corvo Mine presently mills approximately 1.7Mtpa of copper and tin ores, although the tin resource is nearing exhaustion and forms little or not part in any future mining plans. The mine employs 780 staff and a further 312 contractors at the mine site and their port concentrate handling facilities at Setubal. In the recent past SOMINCOR has been implementing a labour restructuring process to reduce direct employees and this has resulted in a reduction of staff since 2000 of 233. However, this has been offset by an increase in contract staff and other outside contractors undertaking works previously conducted by mine personnel.

The mine access is provided by one vertical 5m diameter shaft, hoisting ore from the 700m level, and a ramp from surface at a gradient of 12%. A number of shaft 'incidents' from July through to October 2003 adversely affected mine production, however, the cause has been identified and remedial measures are now in place to prevent any reoccurrence.

A number of different stoping methods are employed on the mine but the most prominent being Bench and Fill and Drift and Fill which account for 41.5% and 38% of production

WAI/61-0222	4	5 March 2004

tonnages respectively. Dilution has been highlighted as being a major concern in the Drift and Fill Stopes (19%) and the mine is progressively moving towards increasing production from the Bench and Fill (5-7.5%) method. The mine works a 3 shift per day pattern 6 days per week, but effective time at the work face can be considered low by normal mining standards.

1.5

Mill

In recent years the Copper Ores have been treated at a rate of approximately 1.7Mtpa compared with an installed capacity of 1.85Mtpa.  Since 1997 copper recovery has ranged from 85.3% to 87.0% to a copper concentrate grade of between 23 and 24% Cu.  To increase the plant throughput to 2.2Mtpa it is proposed to utilise two regrind mills on secondary milling duty, thus increasing secondary milling capacity from 1600kW to 2400kW.  There is sufficient crushing, flotation and concentrate dewatering capacity for the proposed increase in throughput.

It is believed that metallurgical improvements can be made in the concentrator and that a concentrate grade of 24.1% at 88% recovery is achievable.

Very little metallurgical testwork has been undertaken on the Neves Corvo polymetallic ores, but it is reasonable to assume that they can be processed to give saleable grades of copper and zinc concentrates.  The tin plant should be able to be adapted to treat the polymetallic ores although additional grinding capacity may be required due to the fine grain size of the ores.

1.6

Infrastructure

The mine and mill are well served by a functional Maintenance Department with surface and underground workshops. All mobile and fixed plant is maintained on site although engine rebuilds are contracted out. Generally mobile plant availability is reasonable although the utilization of the equipment can be considered lower than would be expected on a mine of this size and nature. Power is supplied from the National Grid at 150kV, 50MVA rated, through a 22.5km line; sufficient for the mines present and future needs. Potable water is supplied from the Santa Clara reservoir some 40km from the mine site, however, there has been recent investment to install a supernatant water treatment plant close to the tailings facility to reduce the dependence on Santa Clara.

1.7

Tailings Management

The tailings waste management operation has now reached a critical stage in the life of the mine.  In 1999, a paste plant commenced operation to provide paste backfill for stopes and since that time, tailings from the mill have either been used to produce paste backfill or have

WAI/61-0222	5	5 March 2004

been sent to the tailings dam.  The Cerro do Lobo tailings dam is a water retaining embankment dam; tailings are deposited into the impoundment by sub-aqueous means to prevent oxidation of the mainly sulphide (pyrite) waste.  Since 1998, the mine has commissioned independent feasibility studies and has carried out trials so that deposition at the dam site can be changed from sub-aqueous deposition to using paste tailings.

If the method of tailings disposal remains unchanged, then three more dam raises are needed above the 255m level (currently under construction) to provide sufficient capacity for storing tailings over the predicted life of mine.  There are major financial implications for continuing with sub-aqueous deposition. In terms of the existing dam structures, these appear to have been constructed and maintained in an acceptable manner, in accordance with best practice. Accordingly, there are good technical and financial reasons to continue using the Cerro do Lobo tailings dam and switching to paste tailings, but in terms of programming, the changeover must occur in the next few years.

1.8

Environmental Issues

The Neves Corvo mine inherently has a number of significant potential environmental impacts, due to its size and scale, location (close to the Oeiras River) and the nature of the mineral deposit (pyritic, with heavy metals).  Environmentally, it is a challenging operation. Notwithstanding the occasional environmental problems and incidents, the mine is operated and managed to a very high standard, largely in accordance with best international practice, and the potential impacts are well understood and mitigated.

As far as can be determined all the required environmental permits are in place and Somincor has a good relationship with the national and regional environmental regulators.  The waste rock dumps are in the process of being permitted, and until 2003 these were considered to be stockpiles rather than final disposal locations.

The only significant area of concern that is not, in WAI's opinion, being dealt with adequately by SOMINCOR, is the provision for mine closure and the closure funding arrangements.  SOMINCOR's assessment of the mine closure liabilities is:

  57.8M, to which additional costs need to be added bringing the total to 63.5M at 1999 costs for technical closure, equivalent to 76.2M at 2003 costs; and

  5.4M, for social closure costs.

This totals 81.6M.  In WAI's opinion the financial provision for closure should be more in the region of 100M at 2003 costs.  However, a major review of closure requirements and costs is due in 2004.  Comparison of this closure cost with other mines is difficult as comparative data are not available.  In WAI's experience the closure requirements for Neves Corvo are

WAI/61-0222	6	5 March 2004

certainly at the very high end of the range, but this is not unexpected given the major long term liabilities associated with the tailings facility and waste dumps.

It is understood that the closure fund has only accumulated 12M to date, so the remaining provision required is 88M.  This accumulated closure fund appears to be very low in proportion to the mine's past production and profit. However, EuroZinc has allowed for an environmental fund of $100M to be built up over the term of the mine life (to 2012), which WAI feels is a best estimation at this time as the implementation of the paste plant for tailings disposal should reduce overall closure costs for the Cerro do Lobo dam.

Even with adequate closure, in the long term it is likely that the Cerro do Lobo tailings facility and the waste rock dumps will be a long term liability, perhaps in perpetuity.  The continuing risk of acid generation and leaching of this acid (with attendant heavy metals), which could threaten water resources, will always be present.  The location of the waste rock dumps, and particularly the tailings dam, directly above the Oeiras River, means that maintenance, inspections and monitoring will be required over the very long term.  Treatment of the seepage water means that appropriate facilities might need to be maintained for very many years.  The financial and management extent of these liabilities should not be underestimated.

1.9

EuroZinc LOM Plan

As part of the information supplied to interested parties SOMINCOR has prepared a Life of Mine Plan that includes a "Mineable Reserve/Resource" of some 27.7Mt at 4.5% copper and an additional polymetallic resource of 8.2Mt at 10.46% zinc. Their plan assumes that the copper ore is mined at an initial rate of 1.8Mtpa dropping to 1.1Mt on cessation of operations in 2020. The zinc resource is mined from 2006 through to the end of mine life in 2020.  No financial information has been made available to assess the likely economics associated with this plan. However, this mine plan includes ore in the Inferred Resource category.

EuroZinc have prepared a LOM Plan and financial model that takes into account JORC Classified ore in the Measured and Indicated Resources only to arrive at a Reserve Statement of 19.252Mt at 5.04% copper and have applied mining rates and costs that they feel more applicable to the Neves Corvo Mine. WAI having reviewed the data is satisfied that the Eurozinc LOM Plan has been prepared in a competent manner.

The proposed EuroZinc annual production rate of 2.2Mtpa is some 22% greater than that planned by SOMINCOR and accordingly end of mine life occurs in 2012. WAI concur that the operation will be able to handle such production levels should changes to the management structure and the 7 day working week be successfully introduced.

WAI/61-0222	7	5 March 2004

On the upside it is expected that the significant quantity of Inferred Resources in the Lombador and Zambujal orebodies will transfer into the Measured and Indicated categories extending the mine life to 2016 and possibly beyond.

1.10

Conclusions on EuroZinc LOM Plan

It is noted by EuroZinc that the existing shift system does not make maximum use of the 37.5 hours worked by employees in a 5-day week. Changing to 12 hour shifts and introducing a 4 on 4 off rota system for 7-day working will allow better utilisation of workers time at the work place without significantly altering their hours worked per week. The indicative improvement may be as high as an extra 70% effective work time without changing employee numbers. The introduction of such a system will be dependent on acceptance from the Unions and mine workforce.

EuroZinc therefore contend that should such a shift system be introduced their aim to improve mine production, from the SOMINCOR target of 1.8Mt, to 2.2Mt will be achievable. WAI agree that such a production rate could be attained from the mine with the existing orebodies, labour complement, mill facilities and equipment available. The mine has the capability in terms of hoisting capacity and mobile equipment to produce 2.2Mtpa and the mill has sufficient milling capacity to process this additional tonnage and to achieve recoveries of 88%. In the opinion of WAI EuroZinc have prepared an achievable Life of Mine plan for the copper ores subject to the successful implementation of their proposed 7 day mining schedule.

The EuroZinc financial model, on an all equity basis, estimates the Net Present Value (NPV), post acquisition and at a discount rate of 7%, of the Neves Corvo Mine as being $276.81M at an average copper price of $0.925/lb and an exchange rate of $1.1: 1.0. The model sensitivity to the discount rate are given as:

Eurozinc Base Case Financial Model, Neves Corvo NPV
	Discount Rate	NPV $M
Base Case NPV Post Acquisition Copper $0.925/lb Exchange Rate $1.1:1	5%	300.32
	7%	276.81
	10%	246.64
	15%	206.88

Cash cost of payable copper over the mine life is estimated at $0.61/lb, excluding capital costs. However, cash costs in the initial 5 years will be in the range of $0.61-0.58/lb. The project sensitivity to copper price, exchange rate, capital and operating costs is given in the figure below.

WAI/61-0222	8	5 March 2004

The sensitivity analysis shows that the project is most sensitive to the copper price and least sensitive to the capital costs.

The EuroZinc model provides an indication of the likely pre tax operating returns, however, there can be no assurances that the assumptions made in preparing these cashflow projections will prove accurate, and actual results may be materially greater or less than those contained in such projections.

Additional value to the project may be added with the inclusion of the Inferred copper resources  giving a Proven and Probable reserve of 19.7Mt at 4.88% Cu and an Inferred resource of 8.03Mt at 3.57% Cu, which would extend the mine life to 2016.

The zinc resources also have potential to add value to the project, however, at this stage there is insufficient information on either the zinc resource or its metallurgical response to apportion any value to this material. In the opinion of WAI, on successful completion of additional resource definition and detailed metallurgical testwork (as is contemplated by EuroZinc), the zinc resource will be likely to add material value to the project.

WAI/61-0222	9	5 March 2004

2.0

INTRODUCTION AND TERMS OF REFERENCE

Wardell Armstrong International Ltd (WAI) was commissioned by EuroZinc Mining Corporation (EuroZinc) in November 2003, to prepare a Technical Report on the Neves Corvo Copper Mine, Portugal.

Neves Corvo Mine, Portugal, is owned by Sociedade Mineira de Neves Corvo SA (SOMINCOR) of which Empressa de Desenvolvimento Mineiro SGPS SA (EDM) own 51% and Rio Tinto plc (Rio Tinto) 49%.  EDM announced in November 2003 its intention to dispose of its 51% holding in SOMINCOR. Subject to an acceptable offer being made for EDM's stake the additional 49% held by Rio Tinto will also be sold. On 4 March 2004 EuroZinc's subsidiary, Portuglobal Exploracoes Mineiras Unipessoal Lda, entered into Sale and Purchase Agreements with EDM and Rio Tinto providing for the purchase of 100% of SOMINCOR. Thereafter the acquisition must close within 90 days.

EuroZinc owns 99.6% of Pirites Alentejanas, S.A., the company that owns the Aljustrel base metals mine in Portugal. The Aljustrel mine is located in the Iberian Pyrite Belt of south-central Portugal some 40km from the Neves Corvo Mine, and consists of several mineral deposits as well as considerable infrastructure, including a modern mill and underground workings. The mine is currently on a care and maintenance status. In addition to the Aljustrel Project, EuroZinc has 100 % ownership of the surrounding Malhadinha exploration concession

This Technical Report has been prepared for EuroZinc for use in connection with the proposed financing by EuroZinc and its subsidiaries of the purchase price for SOMINCOR and related regulatory filings and approvals.

Wardell Armstrong International Limited ("WAI") is an internationally recognised, independent minerals industry consultancy. All consultants used in the preparation of this report have over 20 years of relevant professional experience. WAI staff visited the Neves Corvo Mine site during the period 28 November to 4 December 2003 to review data and visit the operations. SOMINCOR made available, at the mine, a data room containing information on basic mine technical and financial performance to date. This data room was open to WAI for a period of 5 days, however, during the review period the mine was not operational for 2 days owing to Bank Holidays and a further 1 day on a Sunday. Accordingly, only limited access to the operations was possible.

Details of the principal consultants involved in the preparation of this document are as follows:

WAI/61-0222	10	5 March 2004

N Clarke, ACSM MIMMM CEng, Managing Director WAI and has over 28 years professional mining experience in production and consultancy.

P Newall, BSc PhD FIMMM CEng, is Senior Consulting Geologist with WAI and has practised his profession as a mine and exploration geologist for over twenty years for both base and precious metals.

P King, BSc (Hons), is Senior Minerals Engineer with WAI and has over twenty years experience within the minerals industry in both process testwork and design for metallic and industrial minerals worldwide.

N Coppin, BSc MSc CBiol MIEnvSci MIEEM MLI, Partner with Wardell Artmstrong is an environmental scientist and Director of WAI and has over twenty five years experience in environmental management in the mining industry.

N Watson, BSc MSc DIC FIMMM CGeol CEng, Partner with Wardell Armstong has over 25 years of varied experience in geological and geotechnical investigations, and in geotechnical analysis, design and construction.

R Oates, ACSM MIMMM CEng, is an Associate Consultant with WAI and has over 25 years experience in mine production and consultancy.

Four of the consultants, Messrs Clarke, Newall, Watson and Oates, are considered as Qualified Persons under NI 43-101, being Members or Fellows of the Institute of Materials, Minerals and Mining, UK.

Neither WAI, its directors, employees or company associates hold any securities in EuroZinc, its subsidiaries or affiliates, nor have:

  Any rights to subscribe for any EuroZinc securities either now or in the future;

  Any vested interest or any rights to subscribe to any interest in any properties or, concessions, or in any adjacent properties and concessions held by EuroZinc; and

The only commercial interest WAI has in relation to EuroZinc is the right to charge professional fees to EuroZinc at normal commercial rates, plus normal overhead costs, for work carried out in connection with the investigations reported herein. The payment of these professional fees is not dependent on a successful bid for SOMINCOR.

WAI/61-0222	11	5 March 2004

2.1

Study Strategy

The basic strategy for this Technical Study has been to examine and report on the existing mine resources/reserves, infrastructure, equipment, costs, mining methods, mill, tailings facility and environmental issues of the Neves Corvo Mine. In addition WAI has provided comment on SOMINCOR's ability to achieve their proposed Life of Mine Plan (+17 years). Finally, WAI has provided discussion on EuroZinc's modified Life of Mine Plan, which they intend to implement on their acquisition of SOMINCOR.

General background data on the mine and sale procedure was provided by the document entitled "Neves Corvo Mine, Portugal; Information Memorandum, 2003, SOMINCOR SA" prepared by Rio Tinto and SOMINCOR.

Documentation reviewed during the course of the preparation of the Technical Study was entirely sourced from official data supplied by SOMINCOR and offered for review in the Data Room during the course of the technical visit 28 November to 4 December 2003. A full copy of data files and reports is provided in Appendix A.

In particular the SOMINCOR files viewed by the technical team and referred to in this Technical Report are shown in Table 2.1.

Table 2.1: SOMINCOR Documentation from Official Data Room
File Number	Department	Reports
1.1/01	Operational Overview	Technical review RTZ Tech Services
2.1.2/04	Production	Monthly Technical reports
2.2.2/02	Plan Control	Management Information
2.2.2/03	Plan Control	Management Information
2.3.1/01	Plan Control	Medium/Long Term Plans
2.3.2/01	Plan Control	Annual Plans
6.1/01	Commercial	Monthly reports
6.2.1/01	Commercial	Copper Contracts
7.1/01	Commercial	Laboratory Quality control and activities
8.1/01	Human Resources	Monthly and annual Reports
50.1	Development & Environment	Annual and monthly reports, external audits, air quality, liquid effluents, water quality, noise, risk assessments, environmental impact statements.
51.1	Development & Environment	Tailings dam operations, construction, studies, emergency plans, paste deposition.

WAI/61-0222	12	5 March 2004

53.1	Mine Planning	Zinc ore studies, resource evaluation, metallurgical testwork.
54.1	Maintenance	Equipment lists and performance data.
55.1	Plants	Ore treatment data, flowsheets, recoveries, reagent regimes, etc.
56.1	Production General	General data
57.1	Safety	Annual and monthly reports, safety manuals, emergency procedures.
58.1	Mine Planning	Various reports on geotechnical issues, mining dilution, paste and hydrafill reports.
58.2	Mine Planning	Mining methods, dilution, materials handling systems.
58.3.1	Mine Planning	Year 2003 plans
58.3.2	Mine Planning	Life of mine plan 2003
58.4/01	Mine Planning	Planning reconciliation
58.5.2/01	Mine Planning	Explosives usage.
58.6.1	Mine Planning	Backfill, paste fill, rock fill data
59.2	Geology	Exploration reports
59.3	Geology	Resource estimation, reconciliation studies.
59.4	Geology	Resource statements.
59.6/01	Geology	Block models and sampling data
59.7	Geology	Geological sections

In addition WAI reviewed data supplied by EuroZinc including:

  EuroZinc 2.2Mtpa JORC Reserves Life of Mine Plan, February 2004

  Information Memorandum, November 2003

WAI/61-0222	13	5 March 2004

3.0

DISCLAIMER

Wardell Armstrong International (WAI) has reviewed data provided by SOMINCOR and their consultants of the Neves Corvo mine property, and has drawn its own conclusions therefrom, augmented by its direct field examination. WAI has not carried out any independent exploration work, drilled any holes nor carried out any sampling and assaying. However, the considerable mineral wealth of the property is substantiated by the established mining history of Neves Corvo.

WAI has not performed any estimation of resources and reserves at Neves Corvo, but has reviewed the estimates performed by mine personnel, examined the procedures used and reviewed in-house procedures in arriving at statements. While exercising all reasonable diligence in checking and confirming it, WAI has relied upon the data presented by SOMINCOR and EuroZinc in formulating its opinion.

The various agreements under which SOMINCOR hold title to the mineral lands for this project have not been investigated or confirmed by WAI and WAI offers no opinion as to the validity of the mineral title claimed by SOMINCOR. The description of the property, and ownership thereof, as set out in this report, is provided for general information purposes only.

The metallurgical, geological, mineralisation, exploration technique and certain procedural descriptions, figures and tables used in this report are taken from reports prepared by SOMINCOR and EuroZinc.

SOMINCOR report their mineral resources and mineral reserves using the 1999 version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code). For this reason, and because of the use of extracts from SOMINCOR reports, WAI will generally use JORC terminology throughout the report and provide a reconciliation to the CIM code in Section 12.0 of this report.

WAI/61-0222	14	5 March 2004

4.0

PROPERTY DESCRIPTION AND LOCATION

The Neves Corvo polymetallic base metal deposit is located within the western part of the world-class Iberian Pyrite Belt of southern Spain and Portugal. The mine is situated in the Alentejo province of southern Portugal, some 15km to the southeast of the town of Castro Verde. The area has an excellent transport network with international airports at Faro some 80km to the south and Lisbon 150km to the northwest (Figure 4.1).

Portugal
International boundary
District boundary
National capital
District capital
Railroad
Road
50 Kilometers
50 Miles
NORTH
ATLANTIC
OCEAN
SPAIN
Porto
Braga
Vila Real
Viseu
Guarda
Coimbra
Covilhã
Castelo Branco
Tomar
Portalegre
Santarém
Lisboa
Setúbal
Évora
Beja
Faro
Lagos
Sines
Badajoz
Salamanca
Sevilla
Huelva
Golfo de Cadiz
Neves Corvo
N

Figure 4:1: Location of Neves Corvo in Southern Portugal

 (Base Map from www.lib.utexas.edu)

The Neves Corvo operations consist of the following facilities:

WAI/61-0222	15	5 March 2004

  Underground mine, processing facilities and central administration offices at the mine site

  Private harbour and loading facility at Setubal

  Sand extraction facilities

  Lisbon offices

The mining operations at Neves Corvo are contained within a Mining Concession Contract between the State and SOMINCOR covering 13.5km2, located in the parishes of Santa Barbara de Padroes and Senhora da Graca de Padroes, counties of Castro Verde and Almodovar, district of Beja. The concession provides the rights to exploit the Neves Corvo deposits for copper, zinc, lead, silver, gold, tin and cobalt for an initial period of fifty years (from 24 November 1994) with two further extensions of twenty years each.

Under the concession agreement, SOMINCOR is obliged to:

  advise the government of any changes contemplated in the share ownership of the company;

  submit annual operating plans to the State's technical advisor for approval;

  undertake the investigations and reconnaissance necessary to complete the evaluation of the mineral resources occurring in the concession and to proceed to their exploitation, subject to a technical, economic and financial Feasibility Study;

  use Portuguese metallurgical refineries/smelters, if such should come into existence in the country and provided they offer competitive international terms, and pay either a profit-related royalty of 10%, or a revenue-based royalty of 1% (at the State's discretion). The payment may be reduced by 0.25% of the profit related royalty or of the revenue provided that the corresponding amount of such percentage is spent on mining development investment. EuroZinc have used a rate of 0.75% in their financial model being the rate presently applied to SOMINCOR.

Under the terms of the purchase of SOMIINCOR the existing concession agreement will be amended concurrently with closing of the purchase to reflect certain changes resulting from the transfer to full private ownership of the Neves Corvo Mine. The term and key obligations summarised above will continue to apply under the amended concession agreement, with certain additional obligations being imposed on SOMINCOR, including a requirement to provide security by means of a bank guarantee in the amount of Euro 2.5 million within 60 days following the date of the amendment and an obligation to obtain the consent of the Government of Portugal to reductions in staff in excess of 10% in each year.

This Mining Concession is in turn surrounded by an Exploration Concession, signed in 1994, covering an area of 86.5km2. The Exploration Concession lasted for a period of eight years, and in September 2002 SOMINCOR negotiated a two year extension subject to a 10% reduction in area. The Exploration Concession now totals 77.5km2 and SOMINCOR aims to drill 5 boreholes in five identified anomalies with a minimum expense of 0.5M.

WAI/61-0222	16	5 March 2004

Upon completion of the Sales Agreement, EuroZinc will apply to Instituto Geologico e Mineiro (IGM) for a new Exploration Concession surrounding the Mining Lease similar in size to the existing concession area. This process is expected to take 5-6 months for the approval of the proposed work program by IGM's technical division through to signing by the Minister of State. New Exploration Concessions are granted for a period of 2 years with the possibility of three 1 year extensions with a 50 % reduction in area after each extension.

The prevailing tax rate applicable to the Neves Mine is 27.5% made up as to a federal tax of 25% and a municipal tax of 2.5%.

Figure 4.2 shows the present coordinate boundaries for both the Mining and Exploration Concessions as well as the plan position of the main orebodies defined by a 10m isopach.

Neves Corvo has been developed as an underground operation, exploiting a number of polymetallic sulphide orebodies. The mine hoists approximately 1.8Mt of ore per year via a 5m diameter shaft from the 700m level, whilst a further access is provided by a decline to the 550m elevation. Ore from the deeper levels is transported to the 700m level via an incline conveyor. Mining methods have been dictated by geology and geotechnical considerations and at the present time, both drift and fill and bench and fill are utilised with the fill comprising either hydraulic fill or more recently, paste fill.

The mine produces a variety of copper-rich ores (chalcopyrite is the only commercially significant copper mineral) as well as a limited amount of tin-rich ores which have been historically treated by a separate tin plant (currently inactive). The copper ores are treated in a conventional crushing, grinding and flotation circuit with the tailings pumped to the Cerro do Lobo tailings facility some 3km from the plant.

WAI/61-0222	17	5 March 2004

Figure 4:2: Coordinates For Mining and Exploration Concessions

(from EuroZinc and adapted by WAI)

The general mine site buildings and infrastructure layout is shown in Figure 4.3.

WAI/61-0222	18	5 March 2004

Figure 4:3: Neves Corvo Site Plan

(from SOMINCOR)

WAI/61-0222	19	5 March 2004

5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Neves Corvo is connected by a good road into the national road network and is approximately a one-and-a-half hour drive from either Faro to the south or Lisbon to the north. In addition, the mine has a dedicated rail link into the Portuguese rail network and on to the port of Setubal where the mine has a private harbour facility for concentrate shipments.

There are no major centres of population close to the mine, although a number of small villages with populations numbered in the hundreds do lie within the Mining Concession. WAI does not believe that mining activities have a direct impact on any of these small settlements.

The topography around the mine is relatively subdued, comprising low hills with minimal rock outcrop. The mine collar is 210m above sea level. The area supports low intensity agriculture confined to stock rearing and the production of cork and olives.

The climate of the region is semi-arid with an average July temperature of 23oC (maximum 40oC) and an average minimum temperature in winter of 3.8oC. Rainfall averages 426mm, falling mainly in the winter months.

Mine site infrastructure includes a main headframe, two process plants, paste plant, rail facility, offices, surface workshops, mine store, laboratory, change house, medical building, restaurant, weighbridge and gatehouse.

Fresh water is supplied to the mine via a 400mm diameter pipeline from the Santa Clara reservoir, approximately 40km west of the mine. Supply capacity is 600m3/hr whilst storage facilities close to the mine hold thirty days' requirements. The total water requirement for the mine and plant is estimated at over 350m3/hr with as much as 75% of the volume being re-used.

The mine is connected to the national grid by a single 150kV, 50MVA rated, overhead power line 22.5km long.

The Mining Concession (see Figure 4.2) provides sufficient surface rights to accommodate the existing mine infrastructure and allow expansion if required.

WAI/61-0222	20	5 March 2004

6.0

HISTORY

The Neves Corvo orebodies were discovered in 1977 following a joint exploration venture comprising exploration drilling to test a number of favourable gravity anomalies. The companies in the venture were Sociedade Miniera de Santiago (legally succeeded by EMMA - subsequently renamed EDM), Societe d'Etudes de Recherches et d'Exploitations Minieres (SEREM) and Sociedade Miniera e Metalurgica de Peńarroya Portuguesa (SMMPP). Following discovery, SOMINCOR was formed to exploit the deposits. The shareholders were EDM 51%, SMMPP 24.5% and Coframines 24.5%.

By 1983, the Corvo, Graca, Neves and Zambujal sulphide deposits had been partially outlined covering an area of some 1.5km x 2km. A preliminary reserve quoted at this time estimated some 34.64Mt @ 7.85% Cu of cupriferous sulphides and 32.87Mt @ 5.71% Zn of zinc-rich sulphide mineralisation.

Rio Tinto became involved in the project in 1985 effectively forming a 49:51% joint venture with the Portuguese government (EDM). This change in shareholding led to a reappraisal of the project with eventual first production commencing from the Upper Corvo and Graca orebodies on 1 January 1989, achieving 1Mt in that year. Total capital cost for the mine was approximately $350M.

During the development of the mine, significant tonnages of high grade tin ores were discovered, associated with the copper mineralisation, which led to the rapid construction of a tin plant at a cost of some $70M. The plant was commissioned in 1990 and in that year some 270,000t of tin-bearing ore was treated.

The railway link through to Setubal was constructed between 1990-1992 to allow shipment of concentrates and the back-haul of sand for fill. This was followed between 1992-1994 by a major mine deepening exercise, at a cost of $33M, to access the Lower Corvo orebody through the installation of an inclined conveyor ramp linking the 700 and 550 levels. Access to the orebody of North Neves was also completed in 1994 and significant production tonnage has since come from this area.

Throughout the history of the mine, it is significant that the total copper resources held in inventory have remained relatively static indicating that exploration discovery has kept up with annual production on a year by year basis. Table 6.1 below shows the SOMINCOR resource statement from 1986 to 2002. The resource evolution is shown as aggregated figures as supplied by SOMINCOR; in previous years the resources were not reported broken down into Measured, Indicated and Inferred classification

WAI/61-0222	21	5 March 2004

Table 6.1: SOMINCOR Resource Evolution
Year	Resource (t)	Cu Grade (%)	Year	Resource (t)	Cu Grade (%)
1986	30.891	7.43	1994	30.127	6.50
1987	30.310	7.00	1995	31.007	6.27
1988	30.897	8.03	1996	30.397	6.16
1989	29.699	7.99	1997	32.761	5.14
1990	27.243	8.12	1998	32.810	5.15
1991	26.287	7.87	1999	32.249	5.17
1992	28.922	6.90	2000	33.280	5.05
1993	28.609	6.87	2001	32.468	5.05
			2002	30.620	5.21

However, as with many mature mines, head grade over the same period has declined to its present level of around 5%.

WAI has inspected the historical data and is satisfied that resources have been correctly classified in line with JORC which can be directly related to NI 43-101 (see Section 12.0 of this report).

WAI/61-0222	22	5 March 2004

7.0

GEOLOGICAL SETTING

7.1

Regional Geology

Neves Corvo is located in the western part of the IPB which stretches through southern Spain into Portugal and which has historically hosted numerous major stratiform volcano-sedimentary massive sulphide (VMS) deposits including the famous Rio Tinto mine, worked for gold and copper since Roman times (Figure 7.1).

Figure 7:1: Iberian Pyrite Belt and Principal Deposits

(by WAI)

Deposits within the IPB vary in size from a few hundred thousand tonnes to >200Mt, and also vary mineralogically from massive pyrite, through complex sulphides to gold-rich ores. They occur at different levels and different settings within the Volcanic Siliceous Complex (VCS) which has been dated at Upper Devonian to Lower Carboniferous in age. The VCS comprises fine grained clastic sediments and felsic to mafic volcanics, underlain by the Phyllite-Quartzite Group of Lower Devonian age and overlain conformably by Upper Visean Flysch Group rocks characterised by a thick clastic succession of greywackes and shales.

The massive sulphide deposits are generally interpreted as syngentic in origin, ranging from sulphide precipitates to re-worked sulphide/silicate sediments, lying close to acid submarine volcanic centres.

WAI/61-0222	23	5 March 2004

7.2

Mine Geology

The Neves Corvo deposits are located at the top of a dominantly volcanic sequence of the VCS which consists of three piles of acid volcanics separated by shale units, with a discontinuous black shale horizon immediately below the lenses. Above the mineralisation, there is a repetition of volcano-sedimentary and flysch units. The whole assemblage has been folded into a gentle anticline orientated NW-SE which plunges to the southeast, resulting in orebodies distributed on both limbs of the fold. All the deposits have been affected by both sub-vertical and low angle thrust faults, causing repetition in some areas.

Mineralisation is also concentrated within the footwall and hangingwall rocks, and although the deposits are similar to others found in the IPB, the high copper, tin and zinc grades are unique and the strong metal zonation patterns are well developed.

Figure 7.2 below shows a schematic section through the stratigraphy.

Figure 7:2: Schematic Stratigraphic Section

(from SOMINCOR)

WAI/61-0222	24	5 March 2004

8.0

DEPOSIT TYPES

Five massive sulphide lenses have been defined at Neves Corvo comprising Neves (divided into North and South), Corvo, Graca, Zambujal and Lombador (Figure 8.1).

Figure 8:1: 3D Illustration of Orebody Geometry and Mine Development

(from SOMINCOR)

The base metal grades are segregated by the strong metal zoning into copper, tin and zinc zones, as well as barren massive pyrite. From this, the different ore types have been classified into the following:

MC

Massive sulphide copper, typically 6% Cu

MS

Massive sulphide, typically 10-12% Cu and 1% Sn

MCZ

Massive copper zinc, typically 5% Cu, 4-5% Zn

MZ

Massive zinc, typically 6-8% Zn, 2-3% Pb

RT

Rubane tin, typically (now) 1-2% Sn, 3% Cu

FC

Fissural or stockwork copper

Due to the structural complexity of the orebodies, different ore types are often juxtaposed, even over short distances both vertically and laterally. However, much of the high grade tin ore is now depleted, as is a large proportion of the very high grade copper ores. A typical cross section through the Graca-Corvo orebodies is shown in Figure 8.2.

WAI/61-0222	25	5 March 2004

Figure 8:2: Typical Cross-Section Through The Graca-Corvo Mineralisation

(from SOMINCOR)

WAI has inspected the different styles of mineralisation underground and considers the divisions of the various ore types as defined above to be a fair reflection of the distribution and style of mineralisation seen at Neves Corvo.

WAI/61-0222	26	5 March 2004

9.0

MINERALISATION

The following descriptions relate to the deposits in their original state, prior to mining.

9.1

Corvo

The Corvo orebody lies between 280-800m below surface, dips to the northeast at 10-40o and has dimensions in plan of approximately 1,100m down dip and 600m along strike. The orebody attains a maximum thickness of 95m and consists of a basal layer of copper ore up to 30m thick, overlain by barren pyrite containing intermittent lenses of copper mineralisation.

The main massive sulphide orebody is predominantly overlain by a complex mineralised sequence known as "Rubane" which comprises an assemblage of chloritic shales, siltstones and chert-carbonate breccias that are all mineralised with cross-cutting and bedding-parallel sulphide veinlets and occasional thin lenses of massive sulphides. The sulphides are predominantly copper-rich and Rubane ore constitutes over 15% of the total copper content of Corvo. Rubane mineralisation is interpreted as a stockwork emplaced in the hanging wall of the massive sulphide by low angle reverse faults (thrust faults).

Cupriferous sulphide stockwork zones (fissural mineralisation), consisting of veinlet sulphides cutting footwall shales and acid volcanics, underlie the massive sulphide lens over part of its area.

Tin-rich ores occur closely associated with the copper ores, principally in the massive sulphide material and Rubane. Massive sulphide tin ore, also containing high copper values, is distributed throughout the copper mineralisation at Corvo defining a north-south trend. At the north end, near the edge of the massive sulphides, the Rubane has high grades of tin and the underlying stockwork also contains tin ores.

Zinc mineralisation develops laterally to the southeast of the copper and tin ores within the massive sulphide.

9.2

Graca

The Graca orebody, which is now mostly worked out with the exception of a small extension to the southeast, lies on the southern flank of the anticline and dips to the south at 10-70o. The lens is up to 80m thick extends for 700m along strike, 500m down dip and ranges in depth below surface from 230-450m. The orebody is linked to Corvo by a bridge of thin continuous sulphide mineralisation. As with Corvo, much of the copper ore occurs as a basal layer overlain by barren pyrite in which there are also intercalations of copper ore.

WAI/61-0222	27	5 March 2004

Massive sulphide tin ores occur as a trend through the copper ores from northeast to southwest, similar to that seen at Corvo. However, there is no significant development of Rubane, although stockwork copper ore is being exploited in the southeast section of the orebody and extensions to this mineralisation are being investigated.

In the massive sulphide there is again strong lateral metal zoning and zinc occurs preferentially in the southwest limit of Graca.

9.3

Neves

Neves consists of two lenses of mineralisation, joined by a thin bridge, which dip to north at 5-25o. The maximum true thickness is 55m with a strike length of 1,200m and 700m down dip. The southern lens, Neves South, contains mostly zinc ore with significant lead, silver and copper grades and minor barren pyrite, underlain by copper ore which is locally tin-bearing. Zinc mineralisation tends to be very fine grained (<25um) and does contain deleterious elements such as As, Sb, Hg and Sn. In addition, silver is present as tennantite-tetrahedrite, typically freibergite ((CuAgFe)12Sb4S13).

In contrast, Neves North is copper-rich and occurs mainly as a basal massive sulphide and as stockwork in the underlying shale and volcanic rocks. The stockwork is well developed and extends well beyond the limits of the massive sulphide lens.

9.4

Zambujal

This area comprises a series of zinc-rich lenses (with similar mineralogy to the zinc mineralisation at Neves South) with some copper mineralisation which have been defined from surface drilling providing an Inferred resource for this area. Eleven of the eighteen holes contain copper intervals with relatively low grades (<4% Cu), but rich in zinc. Furthermore, on-going exploration has discovered bridge mineralisation linking it to Lower Corvo which is likely to increase the resource base.

9.5

Lombador

This deposit comprises continuous lenses of high grade zinc ore (>8%) with 2% lead and 0.5% copper which has been defined at an Inferred category from surface drilling. The mineralisation dips to the north at 20-40o, has a thickness of 100m and extends for 1,350m down dip and 600m along strike.

Earlier exploration intersected a second lens north of Lombador that has the potential to extend the zinc resource. Copper mineralisation is also present at Lombador, but in minor

WAI/61-0222	28	5 March 2004

quantities, although some potential exists in the bridges with Corvo and Neves North that are likely to result in additional resource definition.

9.6

Comment

WAI has inspected the large amount of historical information concerning the nature and geometry of the various orebodies that has been gained from underground development, drilling and general geological investigation of the deposit. As such, WAI is satisfied that the present level of geological interpretation and understanding of the different mineralisation types is good and that considerable confidence can be placed in the geological model currently being employed at the mine.

WAI/61-0222	29	5 March 2004

10.0

EXPLORATION

10.1

Introduction

Throughout the life of mine, the main focus of exploration has been the continued search for mineralisation within the mining licence area. To-date, this process has been undoubtedly successful in that the mine commenced production with a resource of approximately 30Mt, whilst approximately 22Mt have been mined since then, although there is still a resource base of around 30Mt.

In addition, exploration drilling by SOMINCOR has also been conducted in the surrounding exploration licence through the follow-up of numerous gravity anomalies.

WAI has reviewed the exploration data and is satisfied that it has been undertaken in a systematic and proficient manner both within the mine area and surrounding exploration concession.

10.2

Mining Licence

Exploration work within the Mining Licence has concentrated primarily on the extension of known orebodies by both underground and surface drilling, and in particular, areas that are relatively close to surface. As such, Zambujal and the adjoining bridge mineralisation to Lower Corvo have been a recent target for continued assessment.

Moreover, recent underground drilling has identified some very important bridge Fissural Copper mineralisation, originally identified from surface drilling, between the Lower Corvo and Lombador orebodies. Initial results indicate that the potential exists to define a new resource in this area of >3Mt@ >7%Cu. Work on this zone is on-going, and current mine plans envisage development commencing in this area shortly.

As a general rule, the most prospective areas now appear to be to the north and northeast, lateral to currently defined mineralisation, although this mineralisation is commonly deeper. However, WAI is of the opinion that considerable potential exists to define additional copper mineralisation that can be brought into the Neves Corvo resource base.

10.3

Exploration Licence

Since the commencement of operations, some 53km of surface exploration drilling has been undertaken, primarily on Bouger anomalies defined during the 1970's. To-date, this work has yielded very poor results, with little or no indications of significant mineralisation outside of the area currently defining the Neves Corvo orebodies.

WAI/61-0222	30	5 March 2004

More recently, other geophysical methods have been applied to the area including EM, seismics and magneto-telluric, although it still appears that gravity produces the most prospective results.

WAI has examined these exploration data and believes that given the level of current knowledge, it is unlikely that additional significant mineralisation exists outside of the known deposits. However, it may be worth considering re-processing the original gravity data, if this has not already been completed in the last few years, or possibly the application of some of the modern airborne geophysical techniques currently available to the industry (such as FALCON(r)).

10.4

Gold Potential

Over the years, SOMINCOR geological staff have also looked at the distribution of gold within the Neves Corvo mineralisation. In particular, studies at Neves North have identified gold grades up to 4g/t in a variety of ore types, and importantly, in the barren pyrite. However, cut-backs in staff and budgets have meant that these studies have not been properly concluded.

Although these relatively high gold values are anomalous, it is likely that the gold is tightly locked within the sulphide mineralogy effectively making it highly refractory and thus difficult to extract. However, WAI would recommend that if monies were available, further studies should be made into the gold mineralogy, associations and overall grade distribution within the different ore types.

WAI/61-0222	31	5 March 2004

11.0

DRILLING AND SAMPLING PROCEDURES

11.1

Introduction

Neves Corvo is an extremely mature mining operation having been in production for nearly 15 years.  Commensurate with this is the vast database of sample data that has been accrued, and through time, reconciled against actual production data. To this end, only brief mention will be made here of some of the points of interest, as sampling reconciliation will be dealt with further under Resources.

11.2

Drilling & Sampling

11.2.1

Exploration Drilling

As mentioned in the previous section, surface and underground exploration drilling is an on-going operation at the mine.

The mine has consistently undertaken approximately 11-12,000m of underground exploration drilling per year, by contractors and in-house drill rigs, at a current cost of approximately 35-40/m. Typically, underground fan drilling would produce intersections on approximately 35m spacing.

In addition, surface drilling, often on a spacing of 75-100m, has successfully outlined a number of new exploration targets such as Zambujal and Lombador, the latter by surface holes only.

As standard procedure, drillholes are surveyed with an Eastman Single Shot tool, and it is likely that the intersection positions of some of the long surface holes may not be very accurate as hole deviation is considerable as a result of the complex geology.

11.2.2

Grade Control Drilling & Sampling

The mine utilises two main forms of stope development, notably drift and fill where the orebodies are thin and high grade and dip at between 15-45o, and bench and fill where the ore must be >16m thick, be of a single ore type, and dip at >450 or <15o (mini bench and fill is used where the ore is <10m thick).

For drift and fill, current grade control involves face sampling to a particular pattern dependent on the ore type being sampled. For massive ores, 6 panel samples are collected from a 5x5m face (originally, 9 samples were collected, but budget cut-backs and a general

WAI/61-0222	32	5 March 2004

overall agreement of sampling results led to the reduction). For fissural ores, 6 chip samples are collected across each face.

For bench and fill, grade control requires the drilling of up to 12 core holes in any one bench (more typically 6-8 holes) as blast holes cannot be used due to the fact that chalcopyrite is washed out of the holes. These results are then used for stope definition and resource input.

As a general conclusion, WAI believes that much of this grade control effort may be unnecessary (particularly the bench and fill drilling) as a considerable volume of historical data points to a consistent trend that the grade control samples give grades approximately 10% higher than the defined reserve grade for that particular block. Thus, it may be more beneficial and cost effective to undertake additional fan drilling at the resource definition stage, rather than considerable volume of grade control drilling now undertaken.

11.2.3

Sampling Preparation, Analyses and Security

SOMINCOR Lab is accredited by the Instituto Portugues Qualidade (IPQ), certificate 93/L.106, renewed each 3 years and submitted annually to quality audits by the same Institute, and also to internal audits.

The laboratory has been accredited for ISO NP EN 450001, changed in 2002 to the new ISO/IEC 17025, for 47 analytical methods and around 100 determinations. Of these methods, 17 are for operational and commercial purposes and 30 are needed for environmental controls. The laboratory is also responsible for sampling the concentrate leaving the mine by train and at Setubal.

Lab activity is ruled by written contracts signed by the client, stating for example:

  Number and frequency of samples to be delivered to the Lab;

  Analytical methods;

  Period to report the results, and

  Security of data and samples.

The laboratories regularly deal with three types of sample: underground production samples, production drill core and exploration drill core. Initial preparation of these samples is common with drying at 105oC, crushing to ≤6.3mm, riffle splitting, then milling to ≤1mm.

From here, the underground production samples are bagged and a sample taken for XRF analysis. Similarly, the production and exploration drill core samples are also analysed by XRF, but are also subject to further analysis after pulverisation to ≤150um which includes Cu by Electrogravimetric methods, Ag by Flame Atomic Absorption and Hg by Hydride Atomic Absorption.

WAI/61-0222	33	5 March 2004

WAI has inspected these facilities and protocols and is satisfied with the current set up.

QA/QC systems are in place and appear to work satisfactorily. In detail, these include:

  precautions are taken to prevent cross contamination;

  traceability records prevent errors in identification and insure the sample history can be followed as part of the analytical chain of custody;

  repeatability is evaluated by assaying duplicates every 20 samples and comparing them according to IS0 5725, and accuracy data is provided by using international reference materials (for example from CANMET, BCS and BAS).

With regard to security of samples and data, SOMINCOR state that:

  all records and reports are kept for 5 years (for underground production samples) and permanently for evaluation drill core samples;

  the samples are kept for a fixed period to perform new analysis if needed, and all personnel must follow rules of confidentiality as stated by the general working law, and complemented by individual signed Confidentiality Declarations.

In summary, Neves Corvo operates stringent sample preparation and analytical procedures in full accordance with international standards.

WAI/61-0222	34	5 March 2004

12.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

12.1

Introduction

Historically, Neves Corvo mine has used an in-house software system (SUMP) for resource and reserve estimation, which over the years has provided robust and reliable estimates. However, this system was only capable of 2D analysis, and as the mine has developed, a need for true 3D modelling has come about. As a consequence, during the last two years, the mine has been moving over to using the VULCAN software system which is better able to deal with the complex 3D modelling required at the mine.

Given the nature of this study, WAI has not had the opportunity to audit the resource model itself as prepared by SOMINCOR, but has, where possible, inspected the techniques adopted, basic concepts of data interpretation, and subsequent classification criteria adopted.

12.2

Mineral Resource Estimation Methodology

12.2.1

Background

Neves Corvo classifies resources according to the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (1999), generally known as the JORC code. WAI are of the opinion that the JORC Code resource and reserve categories are in all material respects equivalent to the resource and reserve categories as defined by the CIM in Canada, and therefore the mineral resources identified by SOMINCOR are directly equivalent to the Measured, Indicated and Inferred mineral resource as specified in NI 43-101, and the authors hereby do so certify.

With regard to reserves, SOMINCOR do not strictly comply with JORC, an issue which is dealt with in Section 12.3.3.

Overall, resource estimation and classification is based on the generation of block models that are controlled by 3D surface models of faults and ore contacts. In outlying areas of Inferred Resources, classical triangulation methods are used, based on manual interpretations. Grades are usually estimated by ordinary kriging techniques, although the anisotropic Inverse Power Distance may be used when it is not possible to obtain detailed modelling.

The orebody modelling approach, using the SUMP software system, places emphasis on the reconciliation of grades and tonnages from actual production with those that are estimated.

WAI/61-0222	35	5 March 2004

Estimation methods are adjusted accordingly and, because of this, the resource modelling may be considered to warrant a relatively high degree of confidence.

Block sizes are 2m cubes for Measured Resources and 4m cubes for Indicated and Inferred, depending on the information available.

The resources are defined according to the dominant value metal present. The geological grade boundaries used are: tin ore - >1% Sn; copper ore - >2% Cu; complex ore - >3.3% Zn. In the case of ambiguity, tin takes priority over copper content, which in turn overrides zinc.

12.2.2

Density

The Neves Corvo mine has spent considerable time and effort on ascribing density values to the various ore types for use in the modelling and resource estimation processes.

WAI has inspected the sample database and is generally satisfied with the protocols adopted and results produced. A summary of the various density values used for the different ore types can be seen in Table 12.1 below.

Table 12.1: Neves Corvo Density Determinations
Ore Type	No. of Values	Mean SG
Copper-rich Massive Sulphide Mineralisation (MC)	3,225	4.43
Zinc-rich Massive Sulphide Mineralisation (MZ)	5,051	4.61
Tin-rich Massive Sulphide Mineralisation (MT)	36	4.33
Low Grade Pyritic Massive Sulphide Mineralisation (ME)	10,568	4.52
Fissural Copper Mineralisation (FC)	4,890	3.50
Fissural Zinc Mineralisation (FZ)	278	3.62
Fissural Tin Mineralisation (FT)	113	3.49
Fissural Low Grade Mineralisation (FE)	14,604	3.14
Rubane Copper Mineralisation (RC)	207	3.38
Rubane Tin Mineralisation (RT)	347	3.19
Rubane Low Grade Mineralisation (RE)	738	3.14

12.2.3

Variography

Although during this study there was insufficient time to go into great detail concerning the variography utilised at the mine, WAI has briefly inspected the variography used on several of the orebodies.

The mine has traditionally modelled each orebody and ore type separately, but has effectively used a nested two structure spherical variogram to model these data. WAI has inspected these variograms and they do seem to be appropriate.

WAI/61-0222	36	5 March 2004

However, WAI would suggest that given the size of the ore blocks being mined, and bearing in mind the complexity and relative thinness of some of the ore zones within individual stope blocks, it might be more effective to model distinct geologic domains, rather than specific ore types, i.e., try to model separate parts of the mine, rather than discrete ore types.

12.2.4

Cut-Off Grade Philosophy

The selection of cut-off grades has been based on geological rather than economic criteria. The contacts of copper ore and waste in the massive sulphides are not gradational over appreciable distances and little change is achieved in the shape of the ore envelopes by varying the cut-off grade between 1.5% and 3.0% Cu. Similarly, the high grade tin ores are defined by geological rather than gradational contacts. The zinc cut-off defines geologically coherent zones within the sulphides, although the contacts are more gradational.

WAI has inspected grade-tonnage data for a number of the orebodies and ore types and can make the following comments:

  Graca Southeast - the orebody shows a relatively uniform grade distribution with no marked decreases in tonnage as cut-off grade increases;

  Neves North - the MC ore is fairly sensitive to cut-off, with a moderately rapid fall off in tonnage as cut-off increases, whilst the FC ore is very sensitive to cut-off grade;

  Neves South - the MC ore is not sensitive to changes in cut-off grade, whilst the MCZ ore is moderately sensitive, and

  Lower Corvo - the MC ore is not very sensitive to changes in cut-off as is the FC ore, i.e., neither ore type loses many tones of metal through increases in the cut-off grade.

Thus, in conclusion, WAI agrees that given the existing production scenario, the use of geological grade cut-offs is appropriate.

12.2.5

Classification Criteria

The mine implements the JORC system of resource classification and applies the following guidelines:

  Measured Resources, which are the basis for short term planning, are derived from the underground borehole database, combined with underground mapping and stope sampling data. In spatial terms, this involves 35m spaced drillhole fans with or without galleries;

WAI/61-0222	37	5 March 2004

  Indicated Resources are derived from underground borehole data, again based on 35m spaced drill fans, and geological interpretation based on cross-sections of the orebody. There may also be limited underground development, and

  Inferred Resources are calculated mainly from surface diamond drill hole data (occasionally supplemented by underground diamond drilling) and modelled using contour plans of the main ore contacts.

12.2.6

Software

The geology department at Neves Corvo historically used an in-house 2D block modelling system (SUMP) as their primary geological modelling software. This system is designed to create paper plots of ore boundaries, from which the mine geologists implement grade control procedures, and supply ore boundary updates.

As development of the orebody has progressed, especially in areas of complex structure, it became apparent that the historical system could not deliver a comprehensive three-dimensional understanding of orebody geometry, as it was only possible to consider an individual 20m thick slice plotted onto a paper plan at any given moment. Thus, in the last two years, the mine has introduced the VULCAN software system to provide a total 3D solution.

At Neves Corvo the complexity of the deposit is not conducive to the use of triangulations as a modeling medium. The mineralogical make-up and structural nature of the ore is extremely complex, resulting in up to 22 different ore types. The spatial relationship between these ore types is highly variable and not easily predicted. Distinction between the ore types is based on mineralogical make-up (primarily combinations of Cu, Sn, Zn and Pb, and deleterious elements) and structural style (laminated, massive or stockwork ore). The 22 ore types exhibit multiple spatial relationships within a very small area, requiring complex modeling methodologies, although copper resources are only reported for massive sulphide, stockwork and rubane ores.

As a result, the mine is in the process of transferring individual SUMP format block models into individual VULCAN block models and cross-checking system outputs. In 2004, the mine then plans to repeat the variography and generate the block models independently within the VULCAN system.

WAI has inspected the VULCAN system and spent time with the staff charged with implementing it at the mine. As a general comment, WAI does agree that the new system is far superior to the older SUMP system, particularly with regard to true 3D modelling and visualisation, and moreover, the staff now feels that they have the right tool to do the job.

WAI/61-0222	38	5 March 2004

Furthermore, the VULCAN system, through solids modelling, does allow the geologist to become involved in many aspects that the Mine Planning Department currently handles, such as dilution estimation, which plays a significant role in the economics of the mine. Unfortunately, WAI is not aware that the Mine Planning Department will have access to this software which could be beneficial to the whole mining/geology sector.

12.2.7

Resource Statement

Table 12.2 provides a classified resource statement, in accordance with JORC and CIM, for copper and zinc as of 31 December 2002. It should be noted that these resources include reserves detailed elsewhere in this report.

Table 12.1: Classified Resources (31 December 2002)
	Category	Resource (Mt)	Grade (%)
Copper	Measured	22.233	5.65
	Indicated	0.837	4.40
	Inferred	7.550	4.03

Zinc	Indicated	26.183	6.40
	Inferred	24.170	5.55

Tin resources are not tabulated here although a predominantly Measured Resource as of 31 December 2002, of 1.596Mt @ 9.73% Cu, 1.78% Zn and 2.31% Sn has been stated by SOMINCOR. The majority of this ore comes from the Lower Corvo orebody.

12.2.7.1

Copper Resource

An analysis of the distribution and classification of copper mineralisation (Table 12.3) shows that nearly 12Mt at grades generally above 6% Cu is accounted for by the Lower Corvo orebody, the majority of this at the Measured category. Similarly, Neves North accounts for more than 6Mt, again mostly in the Measured category, but at a significantly lower grade of approximately 4% Cu.

The other largest ore zone is Lombador and Lombador North, accounting for nearly 6Mt at approximately 4% Cu, which at this time has only been defined from surface drilling and therefore is classified as Inferred. Neves South, Zambujal and some bridge mineralisation make up the remainder of the resource.

WAI/61-0222	39	5 March 2004

Table 12.3: Copper Resources By Orebody and Level (31 December 2002)
Description			Tonnes & Grade				Classified Resource
Area	Code	Level (m)	Kt	%Cu	%Zn	%Sn	Meas	Ind	Inf
Massive Sulphide
Upper Corvo +812	MC	>812<920	579	6.99	1.06	0.35	577	2
Upper Corvo +812	MCZ	>812<920	21	9.52	7.36	0.35	19	2
Lower Corvo +700	MC	>700<812	976	6.95	0.65	0.25	976
Lower Corvo -700	MC	<700	3,239	6.21	0.58	0.23	3,197	42
	MCZ		383	9.14	5.35	0.30	363	20
Corvo-Graca Bridge	MC	>920<984	502	8.12	0.43	0.15	502
Graca Southeast	MC		192	5.21	2.78	0.30	192
	MCZ		10	12.16	7.92	1.17	10
Neves South	MC		1,244	5.02	2.14	0.15	1,227	17
	MCZ		1,075	4.81	4.07	0.36	1,013	62
Neves North	MC		1,536	4.23	0.79	0.20	1,462	74
Lombador/Lombador N	MC		1,819	4.30	0.07	0.16			1,819
Zambujal	MC		802	5.70	2.00	0.03			802
	MCZ		65	4.65	5.06	0.04			65
Corvo Southeast	MC		31	5.93	1.42	0.17	26	5

Rubane
Upper Corvo +812	RC	>812<920	228	7.27	0.21	0.30	227	1
Lower Corvo +700	RC	>700<812	809	6.51	0.24	0.22	800	9
Lower Corvo -700	RC	<700	384	7.31	0.45	0.19	359	25
Lombador/Lombador N	RC		179	3.60	0.06	0.15			179
Corvo Southeast	RC		1	3.69	0.03	0.03		1

Fissural
Upper Corvo +812	FC	>812<920	211	5.41	2.17	0.33	206	5
Lower Corvo +700	FC	>700<812	315	5.98	0.45	0.44	287	28
Lower Corvo -700	FC	<700	6,239	6.37	0.42	0.15	6,190	49
Corvo-Graca Bridge	FC		5	5.51	0.28	0.57	5
Graca Southeast	FC		215	5.29	2.62	0.46	204	11
Neves South	FC		96	5.87	1.12	0.13	93	3
Neves North	FC		4,658	3.59	0.85	0.20	4,271	387
Lombador/Lombador N	FC		3,869	3.83	0.55	0.07			3,869
Zambujal	FC		816	2.76	0.29	0.03			816
Corvo Southeast	FC		121	2.71	0.48	0.08	27	94

From historical evidence, it would suggest that approximately 90% of resources transfer through to reserves, although with ever changing economics, this figure should not be relied upon for future mine planning, particularly as the mine goes ever deeper to chase additional resources.

However, a look at historical data from the last five years where SOMINCOR has aggregated Measured, Indicated and Inferred mineralisation (Table 12.4) tends to support the view of a replenishing resource at fairly consistent copper grade, although the SOMINCOR Life of Mine Plan has this grade averaging 4.5% Cu for production up to 2020.

WAI/61-0222	40	5 March 2004

Table 12.4: SOMINCOR Aggregated Classified Resource Estimates
Resource Date	Tonnes (kt)	%Cu	Cu Metal (kt)	Measured	Indicated	Inferred
31/12/98	32,810	5.15	1,690	66%	4%	30%
31/12/99	32,249	5.17	1,667	70%	3%	27%
31/12/00	33,280	5.05	1,681	71%	3%	26%
31/12/01	32,468	5.05	1,640	71%	4%	25%
31/12/02	30,620	5.21	1,596	72%	3%	25%

In conclusion, WAI has reviewed the copper resources and is satisfied that they have been properly classified in line with JORC and that they do reflect the present level of knowledge within the mine. On the up-side, new discoveries in some of the bridge areas are likely to significantly add to these resources, although to counter this, some of the deeper, lower grade copper mineralisation may not achieve reserve status.

12.2.7.2

 Zinc Resource

Neves Corvo mine contains a large zinc resource split fairly equally between Indicated and Inferred mineralisation (Table 12.2). An analysis of the distribution and classification of the mineralisation (Table 12.5) shows that a large proportion of this mineralisation is located in the Neves South orebody where some 19Mt @ 5.4% Zn has been defined. This area has been tested by both surface and underground drilling and some underground development.

WAI/61-0222	41	5 March 2004

Table 12.5: Zinc Resources by Orebody and Level
Description		Tonnes & Grade						Classified Resource
Area	Code	Kt	%Cu	%Pb	%Zn	%Sn	g/tAg	Ind	Inf
Massive Sulphide
Graca Southwest	MZ1	308	0.40	0.51	5.83	0.06	40.00	308
	MZ2	905	0.41	1.09	10.55	0.07	40.70	905
	MZ3	468	0.45	0.50	6.93	0.06	24.80	468
	MZ4	618	0.41	1.19	6.08	0.06	41.20	618
	MZ5	17	0.53	1.05	8.25	0.08	47.30	17

Neves South	MZ1	7,215	0.78	0.92	4.76	0.12	59.50	7,215
	MZ2	1,133	0.55	1.35	8.60	0.11	71.60	1,133
	MZ3	2,793	0.52	1.12	6.92	0.11	66.30	2,793
	MZ4	7,220	0.62	1.00	4.76	0.11	69.00	7,220
	MZ5	548	0.48	1.66	9.22	0.10	91.30	548
	MZ	124	0.66	0.69	5.02	0.11	79.10		124

Neves North	MZ	247	0.35	0.96	4.71	0.06	57.20		247

Corvo Southeast	MZ1	519	0.34	1.85	6.12	0.05	46.50	519
	MZ2	3,028	0.35	2.81	11.45	0.06	67.70	3,028
	MZ3	432	0.32	0.96	6.64	0.06	52.80	432
	MZ4	979	0.35	1.38	5.71	0.06	54.40	979
	MZ	964	0.32	0.99	6.28	0.05	22.10		964

Lombador/Lom.N/Zam.	MZ	14,164	0.43	1.38	6.56	0.05	69.50		14,164

Rubane
Lombador/Lom.N/Corvo SE/Zam.	RZ	5,820	0.31	1.58	4.07	0.05	52.50		5,820

Fissural
Lombador/Lom.N/Corvo SE/Zam.	FZ	2,851	0.57	1.31	3.40	0.03	57.70		2,851

The other main ore zone in terms of tonnage is the Lombador/Lombador North/Zambujal area which contains some 14.2Mt @ 6.6% Zn, although due to limited exploration data, this resource is at the Inferred status only.

However, in terms of grade, the highest grade zinc mineralisation is to be found in the Corvo Southeast orebody where some 5.9Mt @ 8.8% Zn has been defined, the majority of which is at the Indicated category.

WAI has inspected the available data on the zinc mineralisation and is satisfied that the resources stated have been assessed correctly. Although indicated resources can be converted to probable reserves, this requires metallurgical test work to determine recoveries, concentrate grade, deleterious elements, etc., and therefore given the overall lower level of information, WAI agrees that a zinc reserve cannot be stated at this time.

WAI/61-0222	42	5 March 2004

Notwithstanding this, an examination of the grade-tonnage curve for the SOMINCOR global zinc resource at a variety of cut-offs (Figure 12.1) does indicate that a higher grade (>10% Zn), but lower tonnage resource may be economic at long-term average zinc prices. In the proposed EuroZinc LOM plan (incorporating both copper and zinc resources) a high grade zinc resource of some 8Mt@ 10% Zn is assumed available for mining from 2006 to the end of mine life. WAI believes that this may be achievable subject to confirmation of the resource and metallurgical testwork.

Figure 12:1: Grade-Tonnage Curve For SOMINCOR Global Zinc Resource

(from SOMINCOR)

12.3

Mineral Reserve Estimation Methodology

12.3.1

Introduction

The definition of the reserve envelopes is an integral part of the mine planning activity. Stoping volumes are determined according to access, cut-off, planned and un-planned dilution and ore loss. Minimum mining widths of 2m are applied.

However, the ore production scheduled in the SOMINCOR Life of Mine Plan is based on a combination of classified reserves and resources as historically, a high proportion of resources transfer through to reserves. This procedure was also adopted as the statement was originally prepared as an internal document for long term planning purposes and not as a bankable document. SOMINCOR call the combination of reserves and resources the "Mineable Reserves and Resources". The two have been treated differently when dilution and recovery have been applied to the overall resource.

WAI/61-0222	43	5 March 2004

12.2.3

Recovery and Dilution

Mining planned within the Proven and Probable reserves have had an overall 95% mining recovery factor applied to them and then specific dilution factors of 19% and 5% applied to the recovered ore tonnages according to the mining method. The Drift and Fill stoping has the highest dilution of 19% and the Bench and Fill with paste backfill the lowest with 5%. The resources used in the production schedule have had a straight 12% dilution factor applied to all tonnages; this assumes that the average production split between the two mining methods is 50/50. Furthermore, the SOMINCOR mining department has stated that they have deleted blocks which they considered to be uneconomic due to size, grade or position.

WAI discussed the methodology of applying dilution with the Production Manager and noted there was some confusion as to what factors were applied to certain areas. Time did not allow WAI to study the detailed calculations, but we believe that the ''Mineable Reserves and Resources'' used in the SOMINCOR Life of Mine Plan have been correctly calculated.

12.3.3

Reserve Statement

SOMINCOR has presented two reserve statements (Table 12.6) for ore held at the beginning of 2004. Both of these estimates have aggregated Measured, Indicated and some or all of the Inferred mineralisation, and as such, do not comply with JORC.

Table 12.6: SOMINCOR Reserve Statements 2004
	Mineable Reserves 2004		Mineable Reserves/Resources 2004
Orebody	Tonnes (kt)	%Cu	Tonnes (kt)	%Cu
Lombador + Lombador North*	4,528	3.0	6,228	3.5
Corvo -700	10,407	5.7	10,407	5.7
(Corvo+ Graca +CSE) +700	3,162	5.1	3,162	5.1
Graca SE	215	3.5	215	3.5
Neves South	2,454	4.14	2,454	4.14
Zambujal*	1,004	4.48	1,804	3.82
Neves North	3,449	2.85	3,449	2.85
Total	25,219	4.56	27,719	4.51

   *Denotes Inferred Resource material

The first statement (Mineable Reserves 2004), produced from the MINECAD(r) stope design software shows an inclusion of approximately two-thirds of the Inferred resource material from both Lombador/Lombador North and Zambujal orebodies, whilst the second statement (Mineable Reserves/Resources 2004), and the one which has been used in the preparation

WAI/61-0222	44	5 March 2004

of the SOMINCOR Life of Mine Plan uses all the available Inferred resources from these orebodies.

To comply with JORC and thus NI 43-101, WAI has re-presented the above data to exclude Inferred resources as part of the reserve statement (Table 12.7), as Inferred resource material cannot be transferred into the reserve category without additional exploration and development works.

Table 12.7: SOMINCOR Reserve Statement (JORC Compliant) 2004
	Mineable Reserves 2004
Orebody	Tonnes (kt)	%Cu
Corvo -700	10,407	5.7
(Corvo+ Graca +CSE) +700	3,162	5.1
Graca SE	215	3.5
Neves South	2,454	4.14
Neves North	3,449	2.85
Total		4.89

For the EuroZinc plan, reserves have been re-assessed taking the SOMINCOR JORC classified Measured and Indicated resources only and applying 95% recovery and an average 13% dilution throughout the mine. A revised reserve statement is shown in Table 12.8 below.

Table 12.8: EuroZinc Reserve Statement 2004
	Mineable Reserves 2004
Orebody	Tonnes (kt)	%Cu
Corvo -700	10,524	5.73
(Corvo+ Graca +CSE) +700	2,755	5.63
Graca SE	203	3.65
Neves South	2,321	4.38
Neves North	3,449	2.98
Total		5.04

It is this 19.252Mt @ 5.04% Cu on which EuroZinc has based its future mine plan.

As a concluding remark, in discussions with SOMINCOR personnel and an examination of historical data from the mine, WAI feels that it is likely that the resource material from Lombador and Zambujal that has been included in the SOMINCOR Life of Mine Plan will be upgraded and ultimately brought into the reserve base. In addition, it is also likely that the

WAI/61-0222	45	5 March 2004

new discoveries in the bridge area between the Lower Corvo and Lombador orebodies will provide further high grade copper resources to the mineral inventory.

12.4

Production Reconciliation

Historically, Neves Corvo has shown some discrepancy between reserve grade and production grade, i.e., data collected from stope samples. A study in 1996 indicated that produced tin grades consistently reconciled with the reserve base, whilst copper values were some 7% less than predicted. Reasons put forward for this discrepancy included higher than expected dilution, and that the evaluation method itself overvalued the resource, although efforts were being made at the time to improve the situation.

More recently, the mine has seen a trend of reserve grades being approximately 10% lower than stope grades (data collected from stope drilling and face sampling), with mill head grades fluctuating between these two values, but not above the stope grades.

Discussions with mine personnel have indicated that much of this discrepancy is likely to stem from the type of grade control sampling being utilised, i.e., detailed sampling of a face over a 5m height in a drift and fill stope, or similarly, analysis of grade control drillholes through a bench and fill stope will tend to better reflect the complex mineralogy, and will often provide a higher grade as the block modelling process, based on 35m sample spacing, will tend to provide a "smoother" grade profile with values interpolated from the nearest samples.

Moreover, 35m drill pierce points for measured resources appears to be fairly wide, based on a brief review of the variography. Resource modelling is underestimating the grade and the possibility therefore exists that mineralisation is being left that is above the cut-off grade.

Thus, in conclusion, WAI does not feel that there is a significant problem with production reconciliation, although as a recommendation, more sampling at the resource definition stage may negate the need for quite so much grade control sampling during production.

WAI/61-0222	46	5 March 2004

13.0

MINING OPERATIONS

13.1

Introduction

The mine operates a 3 shifts per day 6 days per week system with two crews working Monday to Fridays and Tuesday to Saturday for 37.5 hrs per week per employee.

The department has a total of 485 staff in Production, Development and Services, Engineering and Planning and Geology and Exploration.

The mine produces two types of ore; MC (+MCZ) copper ores and RT for tin/copper ore. The production of the RT ore is nearing completion and only represents some 1.3% of total mine ore production. Production for 2003 and in the future is centred on the copper ores with no allowance for RT ores.

The mine is accessed by a 5m diameter circular unlined shaft situated to the west of the main Corvo orebody, and a ramp which has been developed from surface to the 700m Level.

The shaft is 600m deep and extends to below the 700m Level; it is equipped with rope guides, a 2.4MW double drum winder and two 14t capacity skips. The winder has been installed with an automatic skip loading system and has a rock hoisting capacity in excess of 3Mtpa.

The upper crusher station is located at the 700m level and crushes ore and waste from the Upper Corvo, Neves and Graca orebodies. This facility has four 1,500t capacity storage bins and a jaw crusher capable of handling up to 600t/hr. The material for hoisting is fed from the storage bins by a short conveyor for skip hoisting at the loading pocket.

A crusher at the 550m Level services the lower section of the mine, which extends from 700m level to below 550m, this crushes ore from the Lower Corvo, Graca and Neves. Ore and waste reporting to the crusher is fed directly onto a vibrating screen. The installation has a limited storage capacity of 900t, which consists of two rock storage bins of 500t and 400t capacity.

The material is crushed to <250mm and fed onto an inclined conveyor (25%) which delivers the crushed material to the 700m level bins. The inclined conveyor runs at a speed of 3.2m/sec and has an installed capacity of 400t/hr.

The ramp from surface to the 700m level has been developed at an average gradient of 12.5% and has a cross sectional area of 18m2, this ramp provides vehicular access to the

WAI/61-0222	47	5 March 2004

700m level. Additional ramps have been developed within the mine to access the orebodies and carryout exploration development.

The mine has three fully equipped underground workshops for mobile equipment repair situated at the 810m, 700m and 590m elevations.

13.2

Stoping Methods

The mine has four main stoping methods, namely; Bench and Fill, Drift and Fill, Mini Bench and Fill and Room and Pillar, the first two being the main methods. Where the geometry is favourable the higher productivity and lower cost Bench and Fill method is used. Where the geometry is unfavourable and the ore grades are sufficient mini Bench and Fill and Drift and Fill is used. Where the geometry is unfavourable for Bench and Fill and the ore is marginal Room and Pillar or Post Pillar cut and Fill is used.

13.2.1

 Bench and Fill

Footwall crosscuts are developed along strike in waste and at 12m centres (this may vary). Each stope is established by driving an access crosscut through the ore to the hanging wall contact. A slot raise is then mined using drop raising up dip at the hangingwall contact from the bottom ore drive to hole into the top ore drive (20m from floor to floor).

Once this basic stope access has been established the top of the slot is opened up to full width and the slot raise widened to full stope width. The stopes are then mined in retreat from hangingwall to footwall by drilling and blasting 15m long, 105mm diameter vertical blast holes. The ore is extracted at the bottom of the stope using remote controlled scoop trams and loaded into 40t mine trucks.

The sequence of stoping is to mine and fill alternate blocks first, termed primary stopes, and once these have been completed the intermediate blocks filled (secondary stopes) are extracted.

During the course of the WAI visit Bench and Fill stope preparation and stoping were observed on the 610m and 590m levels in the Lower Corvo orebody. The orebody in this area was approximately 20m wide from hangingwall to footwall and both primary and secondary mining was in progress. The stopes in this area were paste filled and in the C585C17 secondary stope minimal dilution was observed with the paste walls on either side of the stope standing vertically. The top access drive had been slashed out to full width back to the footwall and the roof of the stope had been pattern bolted with Swellex and cable bolts, the cable bolts were installed on a 2m x 2m pattern. Ground conditions where benching was taking place was good although a section of ore in front of the benches had been left due to bad ground. A second stoping area, named C0615, was also inspected. The

WAI/61-0222	48	5 March 2004

upper access for the lower sequence of bench area 590/615 was being developed and six heading were visited. The stope development is a standard 5m x 5m in cross section, fully supported with pattern re-bar bolts and cable bolts.

13.2.2

Drift and Fill

Footwall drives are developed in waste along the strike of the orebody, these are positioned so that short cross cutting ramps can be developed both down and up dip to mine four vertical slices of 5m in height. The access cross cut from each ramp is driven through the ore to the hangingwall contact. An ore drive is driven off the central access cross cut along strike to the extremities of the ore, consecutive panels are then mined and filled with hydraulic fill. The access ramps from the crosscut are mined at approximately 80m centres. The ore from the stopes is loaded by scoops that transport the material to orepasses mined in waste close to the footwall crosscuts. All stope development is 5m x 5m in area. Access to the next slice above is gained by slyping the roof of the access ramp. Slices are worked from bottom to top, an ascending cut and fill method.

13.2.3

Mini Bench

This method is a modified Drift and Fill method with greater productivity. This method has been successfully used to extract pillars left from previously mined Drift and Fill stopes. The ore thickness is usually greater than 8m. The stope is accessed from footwall cross cuts, and access drives are then developed through the ore to the hanging wall contact. The drilling access is 5m higher than the mucking access and the main cross-cut is mined from the footwall to hanging wall on both the drilling and mucking levels. From the upper drilling access primary stopes are mined longitudinal, parallel to the footwall contact, until they are connected to the mucking access via a draw point. From the top access vertical down holes are drilled and blasted in retreat from the draw points. Once the primary stopes are mined out they are filled with paste or hydraulic fill. The secondary stopes are then mined and filled.

13.2.4

Room and Pillar

This method has successfully been used in the extraction of pillars left in areas previously mined and filled. The method consists of extracting the pillars on a 20m vertical slice, the first stage is to develop a bottom access in the ore which is used to cable bolt the ground above into fill. The area to be extracted is pattern bolted on a 2mx2m pattern. The drift and fill method is then used to mine the next 12m up dip. The final 8m is removed in two stages, one slice of 5m and the final a 3m slice which is supported with fill placed by a slinger truck. This method has achieved up to 95% recovery.

WAI/61-0222	49	5 March 2004

13.3

Backfill

The mine produces two main types of backfill for stope void filling, hydraulic fill and paste fill.

13.3.1

Hydraulic Fill

The hydraulic fill consists of sand, mined and trucked from a quarry, cycloned tailing and cement. This material has been the standard fill for Drift and Fill stopes. The fill is prepared in a surface plant and fed to the stopes via bore holes drilled to surface. The distribution from the boreholes to the stopes is carried out using 150 mm diameter steel pipes. The standard mix by solids is 94% sand, 3% tailings and 3% cement. Mining access is achieved 72 hours after the pour and the material reaches a UCS of 0.5 to 1.0Mpa (after one month). In practice the mine has had problems with this fill because the sand used is Aeolian and has a uniform grain size which allows cement to wash out after being placed. The cured fill has less cement for binding than the design mix, which causes excessive fill dilution in the Drift and Fill stoping when exposed.

The sand for the fill is quarried and transported by rail some 100km from site close to the port facility of Setubal in the mine concentrate containers on their return journey from the port.

13.3.2

Paste Fill

The paste fill plant was first used in 1999 and was designed with a capacity of 350,000m3/a, the mine currently uses 220,000m3/a. The plant currently has the capacity to place 80-90m3/hr and when placing fill the plant operates 24hrs/day 7 days per week until completion of the filling operation.

The paste fill mix varies slightly according to its use i.e. whether its used to fill primary or secondary Bench and Fill or Mini Bench stopes, in general the mix is 95-99% cycloned tailings and 1-5% cement. The higher cement fill is used in the primary stopes and the lower cement fill in the secondaries.

The paste is trucked at 80% solids to distribution points and transferred to stopes through 8-inch pipes. The advantages of paste fill are well recorded in that it disposes of more tailings has smaller cement content/strength ratio and does not use sand, which has to be mined and transported to the plant.

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13.4

Ore and Waste Handling System

The ore and waste is trucked to primary crushers on the 700m level in the upper part of the mine and 550m level in the lower part of the mine. On the 700m level the crushed material is loaded into 14t skips and hoisted to surface. The ore/waste delivered to the 550 level crusher is fed onto the TP12 conveyor and delivered to the silos above the 700 level before being skipped to surface.

13.4.1

Trucking of Ore and Waste

The transportation of ore and waste from internal ore passes and working areas is carried out using 40t trucks and loaders, and is delivered to the crushers situated on the 550 level and 700 level. This system is flexible and although requires good organization doesn't seem to present many problems other than those experienced in all mines. The roadways inspected underground were in a good condition and well maintained

The production Staff comment that maintenance of mobile equipment is poor, however, this could not be confirmed but inspection of limited statistics kept on site show that availabilities and utilization of trucks is lower than would be expected in a modern mine. Typical figures are 50% availability and 30% utilization; clearly these are unacceptable and need to be addressed.

The mobile plant is maintained in the underground workshops of which there are three situated on the 810, 700 and 590 levels. During the WAI underground visit the workshop on the 810 level was inspected and is an excellent facility equipped with a 10 tonne overhead crane.

13.4.2

Crushing and Conveying

There are two crushing stations one at the 700 level with a designed capacity of 600t/hr and the other at the 550 level with a designed capacity of 400t/hr.

The 550 level installation, the smaller of the two, crushes the ore and waste from the lower mine sections to <250mm. The crushed material is fed into two storage bins with capacities of 400t and 500t. The ore/waste is then fed onto the TP12 conveyor, which transports the material to 700 level storage bins for skipping to surface.

The ore/waste reporting to the 700 level crusher is fed directly into the crusher through a grizzley and reduced to <250mm, the crushed ore is then fed into four bins each of 1,500t capacity. The ore/waste is then fed into the skips via a measuring flask and short conveyor. The skip hoisting is automatic and no personnel are required at the skip-loading pocket to supervise the operation.

WAI/61-0222	51	5 March 2004

The conveyor which transports the ore from 550 level to 700 level is suspended from the roof, is 900mm wide. The conveyor drift is 4m x 4m and shotcreted throughout its entire length. The floor of the drift is smooth and kept clean and the conveyor installation appears well maintained. The mine personnel consider this area to be one of the biggest restrictions in the materials handling system in the lower mine.

13.5

Ventilation

The mine is ventilated by six main intake ventilation raises CPV3, CPV1, CPV12, CPV6, CPV14 and five main exhaust raises CPV4, CPV8, CPV2, CPV11 and CPV5, these raises have been developed between the 700 level and surface. The shaft and main ramp also provides intake air between surface and 700 level. A schematic diagram of the mine ventilating system is shown in Figure 13.1

RAMPA
DE
CASTRO
POÇO
DE
Sta
BÁRBARA
CPV4
CPV3
CPV1
CPV12
CPV8
CPV2
CPV6
CPV11
CPV14
CPV9
CPV5
Colector Neves 920
Colector Neves 870
Colector Neves 910
Colector Graça
Colector 850
Colector 830
Colector 720
Rolagem Graça 700
Rolagem Corvo 700
Rolagem Neves 700
Britagem 700
Rolagem Corvo 550
Britagem 550
Chaminés de entrada de ar
Chaminés de exaustão
Rampas de acesso
Colectores de ar
Chaminés de ventilação
Níveis de rolagem

Chaminés de exaustão	Marca	Modelo	Pressão (Pa)	Unidades
CPV2	Davidson	Apg.56	1800	2
CPV4	Davidson	Apg.56	1800	2
CPV5	Korfman	Kgl 180	1800	2
CPV8	Zitron	Znv 1-23-360/6	2300	1
CPV11	Zitron	Znv 1-23-360/6	2300	2

Installed Capacity = 1060 m3/s

Utilised Capacity = 740 m3/s

Figure 13:1: Mine Ventilating System

(from SOMINCOR)

The main ventilation in the mine is supplemented in the development headings and stopes by auxiliary fans and flexible ducting (850mm-1000mm) that can be easily extended as and when required. The total installed fan capacity at the mine is 1060m3/sec of which 740 m3/sec is currently being utilized. All exhaust raises are equipped with fans at surface.

WAI/61-0222	52	5 March 2004

13.5.1

Corvo Orebody Ventilation

The main intake for this area is provided by the CPV12 raise (surface to 660 level), at 660 the raise connects with the intake air from the ramp providing fresh air to the 550 level. Additional fresh air is provided from the shaft, which also delivers fresh air to the Corvo at the 550 level.

The return air in the Lower Corvo and Upper Corvo reports to the 720 level, 850 level and 830 level collector drifts and then exhausted to surface via the CPV2/CPV8 exhaust raises. The CPV8 and CPV2 have a total capacity of 100m3/sec and 240m3/sec respectively.

13.5.2

Graca Orebody Ventilation

The main intakes for this area are the CPV3 raise and main ramp, which extends down to the 720 level, the raise providing at least 70% of the fresh air to this area. The air in the Graca is exhausted to surface through the CPV4 raise via a collector drift above the working stopes. The total capacity of the two fans at surface on the CPV4 raise is 240m3/sec. The current requirement is 100-120m3/sec.

13.5.3

Neves North Ventilation

The main intakes for this area are the CPV14, CPV9 raises and main ramp, with the CPV14 handling 90% of the required capacity.

The return air is collected on 910 level and exhausted to surface through the CPV5 raise. This raise is equipped with two fans and has a total capacity of 160-180m3/sec, the current requirement is 80-90m3/sec.

13.5.4

 Neves South Ventilation

The main intakes for this area are the CPV6 and main ramp, with the CPV6 handling 90% of the requirement.

The return air is collected on the 870 level and exhausted to surface through the CPV11 raise. The raise is equipped with two fans with a total capacity of 180m3/sec; the current requirement is 90m3/sec.

13.5.5

Future Ventilation Requirements

The mine will require additional auxiliary ventilation arrangements as production proceeds. The main considerations in the future will be:

WAI/61-0222	53	5 March 2004

Zambujal - access development, stope development and stoping planned in this orebody in the LOM Plan will require (2005-2006) the development of an intake and exhaust raise to surface. A total of 2x300m of raise boring plus the cost of surface fan installation is required. The estimated capacity requirement is 90-100m3/sec.

Lombador - similarly in this orebody an intake and exhaust raise plus fans will be required in approximately 2008-2009 when the orebody is in production. The total raise boring required is 700-800 metres. The estimated capacity required is 90-100m3/sec.

Corvo - as stated previously the installed capacity is 340m3/sec, which is well above the current requirement. Estimates for the future requirement were not available however an estimate of the requirement is given in Table 13.1 below.

Table 13.1: Ventilating Requirements, Corvo Orebody
Parameter	SOMINCOR Plan	EUROZINC Plan
Total Production (annual)	1.0Mtpa	1.4Mtpa
Total Tonnage (month)	84,000tpm	117,000tpm

Percentage Bench + Fill	80%	80%
Percentage Drift + Fill	20%	20%

Average B + Fill Stope Production	45,000tpm	45,000tpm
Average Drift + Stope Fill Production	4,000tpm	4,000tpm

Tonnes B + Fill Mined	67,200tpm	93,600tpm
Tonnes Drift and Fill Mined	16,800tpm	23,400tpm

No of Bench + Fill Stopes	1.5 stopes	2 stopes
No of Drift and Fill Stopes	4.2 stopes	6 stopes

No of scoops Required	6	7
No of Trucks Required	3	3
Stoping Hp	3240	3480
Other Stoping	440	440
Requirement	0.035m3/sec/Hp	0.035m3/sec/Hp
Total m3/sec Required for stoping	114m3/sec	122m3/sec

The capacity required for stoping is in the order of 114-122m3/sec leaving between 226-218m3/sec for ventilating other areas outside the stopes including development headings being worked in this section.

WAI/61-0222	54	5 March 2004

13.6

Pumping

The mine pumps on average 250m3/hr of water and 50m3/hr of mud to surface, the mud is sent to the tailings dam via the concentrator tailings pumping system and the clear water is treated and then recycled or discharged into the Oeiras river.

The mine has two pumping stations situated on the 700 level and 550 level, each of the pumping stations are equipped with vertical settlers and positive head clear water and mud pumps. There are 4 clear water pumps each with a capacity of 200m3/hr and 4 mud pumps with a capacity to treat 500m3/hr of water with 10%-15% solids.

The water in the upper section of the mine reports to the 700 metre level and after settling is pumped to surface through separate mud and clear water pipe lines. The water in the lower section of the mine reports to the 550 metre level and is stage pumped to surface via the 700 metre level pumping system.

The mine has an emergency underground water storage capacity of 12 hours. The water quality of the mine has a pH 10 due to a high dissolved cement content.

13.7

Rock Mass Quality

In general, the quality of the rock mass is good at Neves Corvo.  The rock mass is characterised by several discontinuity sets, giving rise to a blocky fabric.  Problematic ground conditions occur where weak black shales are found in situ footwall or hanging wall, and where faults are present.

With mine deepening, there was evidence that in situ stresses had been redistributed around and below mined out areas to cause rock mass yield at lower levels.

The perception at the mine is that most excavation problems are related to rock mass quality rather than stress.  Since 2000, the mine has instigated a programme of damage mapping at Lower Corvo.  Damage is related to the rock mass model in order to predict future support needs.

13.7.1

Mining Methods

Ore is mined largely by drift and fill or bench and fill methods.  Sill mining is a special case where ore is mined in between backfilled areas using these methods.  Drift and fill is suited to more variable ground conditions; stress are diverse laterally from a 5m high cross cut.  'Swellex' rock bolts and cable bolts are used to support the excavations.  Bench and fill mining gives rise to 20m high excavations, where similar pattern rock bolting and cable

WAI/61-0222	55	5 March 2004

bolting methods are used to control rockfall.  Dry shortcreting with mesh reinforcement is used in problematic ground conditions and where long-term support is needed for service excavations.  In extreme cases, steel arches have also been used to provide support.

Mined out stopes are backfilled progressively with paste tailings or hydraulic backfill.  Paste tailings were introduced in 1999, and have been used to backfill the larger bench and fill stopes.  The drift and fill stopes are too small to backfill with paste backfill, and hydraulic fill is used instead.  Secondly mining extracts ore in between the backfill primary worked out areas.

During the mid 1990s a steady increase in quantity of rock bolts and cables bolts used was steadily noted.  It was also noted that long-term excavations were gradually deteriorating in response to changing ground stresses associated with mine deepening.  Poor application of support and reinforcement methods were also a contributory factor.

The mine now has a proactive rock mechanics management plan and pays close attention to maintenance of key facilities.  The increasing quantity of support and reinforcement measures is partly due to the effects of 'ageing' on the underground infrastructure and partly to dealing with more onerous support requirements as deeper levels are mined.  It can be anticipated that this trend will continue.  The mine is in the process of commissioning a wet shotcrete batching plant to replace the dry shortcreting plant.

13.7.2

Backfill

13.7.2.1

Hydraulic Backfill

The sand used for hydraulic backfill is brought by the ore train to the mine on its return journey from Setubal.  The sand is uniformly graded and aeolian in origin.  The backfill comprises sand and water with about 3% cement and 2% coarse tailings, mixed at surface and delivered by gravity to the stopes.

It is estimated that about 60% of the cement is lost at the point of delivery, because the sand is relatively free draining.  Its good flow characteristics and relatively rapid setting time mean that the hydraulic backfill is suited to the drift and fill mining methods, and to topping out the paste backfill in the bench and fill stopes.  The loss of cement causes problems with achieving the required backfill strength.  High dilution has been recorded on the drift and fill stopes presumably as a consequence of poor backfill stability.

The mine has carried out tests to reduce cement loses but none have been successful.

WAI/61-0222	56	5 March 2004

13.7.2.2

Paste Backfill

Cycloned underflow is used to produce the paste backfill.  The plant currently produces about 30% passing - 20 μm, which is mixed with about 5% cement before being fed by gravity to the stopes.  The pressure at the stopes is about 2-3 bar, which is insufficient to backfill fully to the back of the stopes.

The paste backfill is suited to backfilling the bench and fill stopes.  For operational reasons, the drift and fill stopes are unsuited to the use of paste backfill.  The paste backfill is of good quality and capable of meeting its design strengths.

The mine has carried out laboratory tests on total tailings to assess the relationship between strength and slump for different cement contents.  The results show that a cement content of about 10% is needed to achieve design strengths where paste is made from total tailings.  Consequently, the mine intend to continue using the cycloned underflow for paste production units with the cycloned overflow being sent to the tailings dams.

In theory, between 70-80% of the mining voids could be backfilled with paste backfill.  In practice there is not upper capacity in the underground disposal system and there are occasions when all the tailings are sent to the tailings dams resulting in about 40% utilisation as backfill.

13.7.3

Conclusions

The main objectives of the support and reinforcement practices in the mine are to provide safe working conditions, maintain stable service excavations, secure access to stopes, and provide continuity of production while minimising dilution.

The mine uses a combination of support methods - principally rock bolts, cable bolts and shotcrete, as well as paste and hydraulic backfill - to secure the excavations.  The support and reinforcement measures have evolved and increased during the life of the mine.  Currently, there are proposals to switch from dry to wet shotcreting in response to the poor performance of the dry system.

Observational methods lie at the heart of a well developed ground control management plan.  The ground conditions exposed in stopes and cross cuts are inspected and monitored, and the results are used to predict future support requirements.

Hydraulic backfilling of the stopes has in part been replaced by paste backfill using cycloned tailings.  Paste backfill cement replace the hydraulic backfill for logistical reasons, and because the hydraulic backfill is needed to backfill tightly against the back of the stopes.

WAI/61-0222	57	5 March 2004

 High dilution is associated with hydraulic backfill, and further trials and studies should be pursued to improve its performance.

It is important that the current regime of technical inspection and monitoring by mine staff and outside consultants is maintained, in order to ensure an adequate level of underground stability and safety.

13.8

SOMINCOR Future Mining Strategy (LOM Plan)

SOMINCOR have run two basic scenarios for their Life of Mine Plan based on stated Mineable Resources/Reserves of 27.7Mt at 4.51%Cu. This material does not strictly conform to the required classification under NI 43-101 as it includes Inferred resources. WAI has only used this data as a matter of record as to the life of mine plan as proposed by SOMINCOR in their "Information Memorandum 2003" presented to interested bidders.

Scenario 1 has the copper ore being mined at a maximum rate of 1.8Mtpa together with zinc ore mined at a maximum rate of 350,000pa. The total production is 2.15Mtpa of ore together with approximately 500,000tpa of waste generated by development. The mine life extends to 2030 based on known Reserves and Resources and additional potential ore. Total copper ore of 33.4Mt and 16.6Mt of zinc ore have been assumed available for mining.

Scenario 2 has a mine life of 17 years ending in 2020. In this case the mine maximises its production from the copper orebody at 1.8Mtpa, the copper ore is exhausted in year 2020. The zinc ore is mined at a maximum rate of 350,000tpa throughout the life of mine. Material available for mining is given as 27.7Mt of copper ore and 8.2Mt of zinc ore.

Both scenarios were compared using the financial modelling program developed at the mine, however, this was not made available to WAI for review.

Accordingly, WAI has discounted the option outlined in Scenario 1 as being not acceptable for reasons of doubt on the quantity and grade of the potential zinc ore.  Scenario 2 appears to be more reasonable given available resource/reserve data, however, it does not meet the requirements of NI 43-101 due to the inclusion of inferred resource material.

Notwithstanding the foregoing, WAI considers it reasonable to discuss in more detail Scenario 2 as it forms the basis from which an upside potential case for the mine can be drawn.

WAI/61-0222	58	5 March 2004

13.8.1

Scenario 2: SOMINCOR LOM Plan, 2004-2020

Scenario 2 assumes the 27.7Mt of copper reserves/resources at 4.5% Cu is sufficient for a life of mine to 2020, at an initial mining rate of 1.8Mtpa reducing to 1.6Mtpa. In addition, a zinc resource of 8.2Mt at 10.46% is mined from 2006/7 at a rate of 350ktpa.

Mining of the zinc orebodies commences in 2006 at the rate of 350ktpa and is sustained to the end of mine life, 2020. Total ore hoisted equates to some 2.15Mtpa in 2006 dropping off to 1.95Mtpa in 2011/2012 to end of life. The average ore production for the mine life is 1.9Mtpa, some 200,000t above current production levels. There is a significant increase in the waste development with the total material hoisted (including waste) rising from 2.3Mtpa to 2.7Mtpa in the first two years of the plan.

The overall strategy in the Life of Mine Plan, as far as the development and infrastructure will allow, is to maximize the production in the early years from the copper orebodies. The major part of the revenue will come from the higher grade Lower Corvo Orebody. Figure 13.2 shows the SOMINCOR LOM production schedule 2004-2020.

Figure 13:2: SOMINCOR Life of Mine Production Schedule

The mine schedule includes several lower grade copper and zinc orebodies which have been included to extend the mine life and these include; Neves North with 3.5Mt at 2.98%Cu, Corvo 670 with 0.24Mt at 2.8%Cu, LombaN 530 with 1.4Mt at 3.35% and L.Norte -530 with 1.6Mt at 3.35%.

The exploitation of the Corvo in the lower levels is the key to maintaining mill feed copper grades; in the first six years the copper grade is maintained above 5% and subsequently the

WAI/61-0222	59	5 March 2004

inclusion of lower grade areas the mill feed grades decrease to 3.8% Cu (see Figure 13.3) The Corvo production starts to decline in year 11. The mining of Zinc ore is maintained at a steady production rate of 350ktpa at an average grade of 10.45%Zn.

The main stoping methods have been described earlier but where possible the mine is converting from the more traditional Drift and Fill to Bench and Fill Stoping, this method is much cheaper than the original and should reduce the direct mining costs in future years. The percentage of Bench and Fill stoping according to the mine has increased as shown below:

Year	Percentage Bench and Fill
2000	46%
2001	51%
2002	56%
2003	61% (Plan)

The main orebodies to be mined in the schedule are the:

Lower Corvo

(below 680, 9.0Mt at 5.9%Cu, mining method mainly Bench and Fill)

The key to achieving higher productivities lies in the early exploitation of the Lower Corvo which lends itself to Bench and Fill stoping. The Lower Corvo is mined at a maximum rate of +800,000tpa from 2004 and production starts to decline from this area in year 8.  The ore is close to the crusher, but will rely on new ramp development to ease ore transportation.

Neves North (above 680, 3.5Mt at 2.9% Cu, mining methods Drift and Fill and Room and Pillar)

Mined from year one at 170,000-160,000tpa this is a low grade orebody and is quoted as material to ''fill the mill''. The production in the later years has been increased to 240,000tpa due to exhaustion of available high grade copper ores. The ore will be transported to the 700 level crusher.

Neves South (above 680, 2.4Mt at 4.33% Cu, mining method Drift and Fill, some Mini Bench)

Mined from two areas at a rate of 400,000tpa, mining begins in year one and finishes in year 10. Over 5,000m of horizontal development is required to mine the orebody, which consists of scattered lens.

Upper Corvo and Graca (above 680, 4.8Mt at 5.4% Cu, mining method drift and Fill)

Remnant pillars of relatively high grade ore in scattered blocks, the ore is planned to be mined at 300,000tpa. Ore will be transported to 700 level crusher.

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Lombador South  (above 680, 0.6Mt at 3.9% Cu, mining method Bench and Fill and Drift and Fill)

Not proven ore still a resource, over 1,700m of development required to access the ore. Mining commences in year 6 at a rate of 95,000tpa; mining is completed in year 13.

Zambujal (above 680, 1.8Mt at 3.8% Cu, Drift and Fill, Room and Pillar, some Bench and Fill)

This is a classified resource and has not been mined previously. Approximately 3,300m of development is required before mining can commence in year 3 and continues to end of mine life.

Lombador South (530 to 680, 1.35Mt at 4.07% Cu, mining method 20% Bench and Fill, Drift and Fill)

This is a classified resource and has not been mined previously. The mining commences in year 7 through to end of mine life. The ore is planned to be extracted at a maximum rate of 150,000tpa. There is a total of 3,600m of development required before mining can commence.

Lombador North (530 to 680, 1.4Mt at 3.35% Cu, mining method Bench and Fill, Drift and Fill)

This is a classified resource and has not been mined previously. Production is planned to commence in year 8 and continues to end of mine life. The planned production rate is for a maximum of 240,000tpa. There is approximately 3,400m of development required to access the orebody.

Corvo, Lombador South, Lombador North (below 530, 3.8Mt at 3.23% Cu, mining method 70% Bench and Fill, Drift and Fill)

This is a classified resource and has not been mined previously. It is scheduled to be mined from year 7 to end of mine life at a maximum rate of 804,000tpa.

Zinc Orebodies

All the orebodies are potential resources, They are scheduled to be mined from year 2 and in year one 1,600m of ramp development is required to commence production and then a further 5,900m of ramp and horizontal development is required to continue mining. The zinc ore production is scheduled at a rate of 350,000tpa until the end of mine life,

WAI/61-0222	61	5 March 2004

Figure 13:3: SOMINCOR Copper Ore Production (Scenario 2)

The higher grade areas to be exploited are at depth in the mine and as the emphasis switches from the upper to lower levels the crusher and conveyor system for the lower part of the mine becomes more important. Figures 13.4 and 13.5 are two graphs which illustrate the change in material transportation as the LOM Plan progresses.

Figure 13:4: Total Ore and Waste Hoisted

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Figure 13:5: Ore and Waste Crushed at the 550 Level

13.8.2

Ore/Waste Handling at 550 Crusher

The rock storage bins on the 550 Level have a total capacity of 900t and this limited capacity will require the trucking operations to be well organised to ensure a continuous feed to the crusher. In 2003 (see Table 13.2 below) the actual crusher capacity for October 2003 was 207t/hr and for year to date it was 223t/hr compared to the quoted installed capacity of 400t/hr; the crusher has been operating at between 52%-56% of full capacity. The increase in both ore production and development waste produced in the lower section of the mine is considered by SOMINCOR too much for the 550 level crusher and conveyor to handle based on their historical performance.

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Table 13.2: Production Statistics for 2003
Parameter	Unit	Oct 2003	Jan-Oct 2003
Copper Ore Hoisted	t	171,017	1,408,900
550 Crusher	t	66,642	611,223
700 Crusher	t	104,375	797,677
Tin Ore Hoisted	t	3,314	18,497
550 Crusher	t	628	2,691
700 Crusher	t	2,686	15,806
Total Ore Hoisted	t	174,331	1,427,397

Waste Hoisted	t	13,053	202,204
550 Crusher	t	1,665	126,519
700 Crusher	t	11,388	75,685

Total Tonnes Hoisted	t	187,384	1,629,601
Total Tonnes Handled 550 crusher	t	68,935	740,433
Total Tonnes Handled 700 crusher	t	118,449	889,168

Total Working Hrs		333	3,326

Actual Crusher Capacity 550	t	207	223
Installed Capacity 550	t	400	400

Actual Crusher Capacity 700	t	356	267
Installed Capacity 700	t	600	600

Actual Ore Broken	t	137,605	1,408,846
Total Waste Broken	t	28,307	331,512

Waste Used as Backfill	t	15,254	129,308
Percentage of Waste Used as Backfill		54%	39%
Percentage of Waste Crushed		46%	61%

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Similarly SOMINCOR is concerned that the TP12 conveyor, which has an installed capacity of 400t/hr will, on past performance, not be able to handle the required tonnage due to low utilization and poor maintenance. SOMINCOR state they have occasionally achieved +400t/hr but not consistently, The reasons quoted are belt breakage, poor standard of maintenance and spillage handling problems at the tail end of the conveyor.

Their solution to the problems is to develop an internal ramp from the 550 level to the 700 level crusher and truck development waste to the 700 level crusher which has a greater storage capacity and crushing rate. This ramp development will take approximately 12 months and cost $3.8M.

Diverting tonnage away from the lower crusher and conveyor may eventually be necessary however much could be done to improve the existing ore/waste handling system on the 550 level.

13.8.3

Development Waste

The present mining practice is to fill the stopes after mining has been completed, however, discussions with mine personnel indicate the practice of mixing rock fill and paste is not regularly practiced. In Table 13.6 it can be seen that for year to date ending October 2003 the mine used 39% of the development waste as backfill. In order to keep this percentage as high as possible the mine needs to develop a realistic programme for rock fill to complement the production schedule. In addition, a change in the stope filling cycle may be required to capitalise on the opportunity to dispose of more waste on a continuous basis and not intermittently.

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The size of development headings should be reviewed; general observation underground suggests that the existing development cross-sections are larger than necessary. SOMINCOR states that the general heading size in ore is 5m x 5m and in waste slightly less. As an observation, all headings seen underground appeared larger. Decreasing the dimensions would produce less waste (between 10%-19%) and reduce ground support requirements. The argument for creating 5m high ore access drives in the Bench and Fill stopes for drilling is accepted but all other drives could be reduced to 4.5m x 4.5 m or 5m x 4.5m outside of the ore. The counter argument to this is more costly ventilation, but the gains in less waste handling should be greater. In addition, the introduction of fan drilling would speed up the stope preparation; a stope would only require a central drill drive and this would eliminate all the support associated with this excavation. This top slot is at present pattern bolted with rebar or Swellex and cable bolts.

13.8.4

Crushing and Conveying

The storage silos on the 550 level are small with a total capacity of 900t; this is a restriction which can be improved by firstly improving the performance of the crusher and ultimately if necessary installing an additional bin.  The mine is adamant that a third bin could not be excavated close to the existing crusher chamber, this may be the case but the possibility to excavate this additional bin on the opposite side of the access cross-cut and either use a conveyor or if this is restricting access a small truck to feed the crusher should be further investigated.

The immediate short-term improvements are to establish an additional access to the bottom of the TP12 conveyor for easier cleaning and thus eliminating the spillage problem and improve the standard of maintenance.

13.8.5

Hoisting

The shaft is equipped with a double drum winder, rope guides and two bottom dumping 14 tonne capacity skips. The skip loading is automatic with remote cameras relaying the skip loading to an operator in the winder. The operation works well and a complete cycle time from skip loading to discharge is approximately 1.28 minutes. The shaft capacity is well in excess of the future requirements and can hoist in excess of 3.0Mtpa.

13.8.5.1

Shaft Incidents

Mine production has been adversely affected since July 2003 owing to a number of shaft 'incidents' concerning skipping operations.

The shaft is equipped with two off nominal 14t capacity bottom dumping rope guided skips. This arrangement has given little or no cause for concern since its' commissioning some 15

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years previously. The skips are operated on a semi automatic basis with ore loaded from the skip flasks situated at the 700m level and hoisted to surface for bottom dumping in the shaft headgear bins.

Since July 2003 a number of shaft accidents have occurred resulting in lost production hoisting capacity, as follows;

  1 July 2003 - a mid shaft collision between the 2 skips occurred causing extensive damage to the shaft furnishings and skips. The incident was found to have been caused by the south side skip door failing to close correctly after discharging in the head frame.

  13 September 2003 - minor damage to the head frame caused by the door of a skip failing to latch closed.

  20 September 2003 - major damage to a skip in the shaft on its' descent, once again caused by the failure of a door to close correctly.

  6 October 2003 - minor damage to skip frame caused by the failure of a skip door to close correctly.

All the incidents recorded have been attributed to the failure of the south side skip door to close fully after discharge in the shaft head frame. Despite numerous attempts to overcome the problems with electronic monitoring equipment it was only after the most recent occurrence was the main cause of the problem identified.

During the course of filling and discharging the skips it has been noted that ore 'fines' built up around the door edges and close to the hinge with the main skip body. If this material is not cleaned on a regular basis it results in the door failing to close completely and the latch which locks the door in a closed position failing to engage. In addition, the mine maintenance personnel noted that wear in the skip scrolls in the headgear allowed excessive 'play' such that insufficient force was being applied to the door when closing and not 'cutting' through the accumulated 'fines' on the door itself.

The procedures now put in place by SOMINCOR to overcome this problem are, in the opinion of WAI, sufficient to ensure this problem is unlikely to reoccur, although regular monitoring and cleaning of the skip doors will need to be continued for the foreseeable future.

13.8.6

Increasing Capacity on the 550 Level

The mine works a restrictive shift pattern that makes overtime working expensive, the average total hours worked per day over the full week is only 10.7 hours. The final improvement and probably the most difficult to implement is to change the shift working patterns as suggested by EuroZinc (discussed previously) to 7 day working thus utilizing equipment and manpower to the full.

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Table 13.3 below shows what could be theoretically achieved if the shift pattern was changed to 4x14 rotation of 12hr shifts in line with EuroZinc's proposals and equipment availability and utilization was improved to industry standards and more development waste was used as stope backfill.

CASE 1 represents the current situation with similar operating conditions to the SOMINCOR Life of Mine Plan, the production tonnages are those shown in the mines 2020 plan. The total hours worked per year is 3,911 with the operators working a four-shift rota with partial cover on Saturday and no work on Sundays. It is assumed that the mine uses 39% of its total waste for backfilling purposes as per the 2003 year to date statistics and that the availability and utilization factor for the 550 level crusher is 65% and 90%, again in line with achievements year to date (223tphr).

CASE 2 compares the same production figures with some changes to the basic parameters. The total hours worked per year is 6,726, which is in line with that proposed, by EuroZinc with the mine working 2 x 12 hour shifts per day 7 days per week. It is assumed that the utilization and availability factor for the 550 level crusher is 70% and 90%.

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Table 13.3: Shift Pattern Analysis
Ore and Waste Handling Facilities	Unit	SOMINCOR	EuroZinc
		(current shifts)	(12 x 12 shifts)
		CASE 1	CASE 2
Production from 550 Level
Total Production Ore+Waste	t	1,715,692	1,715,692
Total Ore	t	913,929	913,929
Total Waste	t	801,763	801,763
Total Ore+Waste Through Crusher	t	915,174	1,694,952
Total Ore Through Crusher	t	913,929	913,929
Total Waste Through Crusher	t	1,245	781,023
Balance of Waste not Crushed	t	800,518	20,740
Percentage Available Waste Used as Backfill		39%	100%
Actual Tonnage used as Backfill	t	312,202	20,740
Total Waste Trucked to 700 Level	t	488,316	-
Percentage of waste trucked		61%	0%
Percentage of waste crushed		0%	97%
Percentage of waste backfill		39%	3%
Working Cycle
Total hrs worked per year	hrs	3,911	6,726
Actual Crusher Capacity
Installed Crusher Capacity	tphr	400	400
Total Installed Crusher capacity/year	tpa	1,564,400	2,690,400
Utilisation		65%	70%
Availability		90%	90%
Effective Crushing Capacity/year		915,174	1,694,952
700 Level Material Handling (material from 550L)
Maximum Installed Tonnes/day conveyed to 700L	tpd	4,286	7,600
Actual tonnes/day conveyed to 700L	tpd	2,507	4,788
Waste Trucked to 700 Level from 550 Level /year	tpa	488,316	-
Waste trucked to 700 Level from 550 Level/day	tpd	1,338	-
Total material delivered to 700 L/day	tpd	3,845	4,788
700 Level Material Handling (material from 700L)
Total Hoisted on Mine	t	2,295,893	2,295,893
Total hoisted from 700 level mining	t	580,201	580,201
tonnes/day delivered to 700 mining	tpd	1,590	1,639
Total tonnes Hoisted at 700 Level /day	tpd	5,435	6,427
Total tonnes Hoisted at 700 Level /year	Mtpa	1.98	2.28

The results show that because of the different shift pattern the utilization of the crusher in CASE 2 is much higher with an actual crusher capacity on the 550 Level of 1.7Mtpa compared to 0.915Mtpa in CASE 1, an increase of 83%. The increased crushing capacity in CASE 2 can handle 97% of the development waste and only 3% needs to be used for backfill. In practise the waste used for backfill will be higher, but this then releases more crusher time. In this option the system handles all the development waste and there is no need to truck ore or waste via a ramp to the 700 level.

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In CASE 1 the crusher can only handle 1,245tpa of waste and 488,000tpa has to be trucked by ramp to the 700 level and this will require three 40t trucks operating under the present shift system. The waste used as backfill was kept at 39%, which equates to 312,000tpa.

The hoisting times for CASE 1 and CASE 2 are 14 hours and 16.6 hours per day respectively.

13.9

Capital Development Schedule (Scenario 2)

The total life of mine capital development is 134,079m, this is broken down into 77,079m of horizontal development and 56,877m of vertical development. The average yearly development required is 4,541m of horizontal development and 3,346m of vertical development. Figure 13.6 shows a graph of the yearly development requirements to achieve the required production for the SOMINCOR LOM Plan, Scenario 2 i.e. 27.7Mt of copper ore and 5.6Mt of zinc ore.

Figure 13:6: Total Mine Capital Development (Scenario 2)

In the first four years of the plan an average of 9,700m/a is required. This compares with current development on the mine of approximately 6,317m/a (using year to date statistics for 2003), an increase of 54%.

The total estimated cost of the Capital Development in the SOMINCOR LOM Plan is 207.9M, the greatest expenditure being in the early years when development is required to open up many of the mining blocks. In the first six years the average yearly expenditure is 17.1M.

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Capital development costs estimated by the mine and included in their Life of Mine Plan is 1,860/m for lateral and 550/m for raise development. Mine development in excess of 3,000mpa is assumed to be contracted out at a cost of 3,000/m.

The mine in an attempt to reduce its costs have recently reviewed its own unit costs and obtained new quotations from contractors to carry out the work. In house development is now estimated to be 1,605/m for lateral and 460/m for raise development, and contracted development 2,750/m; being based on year to date figures obtained August 2003. The amount of capital development required annually is significant.

WAI note under that in the EuroZinc LOM plan (copper production only) productivity will be increased by the introduction of the 7 day working week which, if successfully implemented, would facilitate increased mine production. Existing productivity figures for the mine department give outputs at approximately 3,500t/man-year and this needs to be increased to some 4,500t/man-year to satisfy the EuroZinc targets.

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14.0

PROCESSING

14.1

Introduction

The processing operations at Neves Corvo are split between the Copper Plant and the Tin Plant.  In addition, the tin plant is split into two sections to treat the MS copper ore (rich in both copper and tin) and the Rubane ore (tin rich).

Processing of the MS tin ores ceased in 2001 as it was sub-economic.  The Rubane plant works intermittently on a campaign basis to treat small tonnages of tin ore.  The tin in the Rubane ore is coarse grained and is recovered using conventional flotation and gravity techniques.

In recent years the copper ores have been treated at a rate of approximately 1.7Mtpa compared with an installed capacity of 1.85Mtpa.  A summary of the recent performance of the Copper Plant is given in Table 14.1.

Table 14.1: Copper Plant Production Data
Year	1997	1998	1999	2000	2001	2002	2003*
kt treated	1,459	1,806	1,801	1,342	1,672	1,739	1,398
Feed Cu %	5.49	4.62	4.45	4.79	4.74	5.08	5.29
Recovery %	86.93	85.64	86.21	86.04	85.34	86.97	85.94

Maximum production was achieved in 1998 (1.806Mtpa).  The copper head grade fell below 5% Cu in the years 1998 to 2001, but in 2002 and 2003 this figure was exceeded.  Since 1997, copper recovery ranged from 85.34% to 86.97%.

14.2

Mineralogy

The Neves Corvo ores are described as "massive sulphides" with pyrite being the predominant mineral, accounting for 60% to 80% of the ore.  All of the ores are fine grained, generally with a grain size of 5 to 50um. Copper occurs predominantly as chalcopyrite with minor amounts of tetrahedrite and other "grey copper" minerals.  The chalcopyrite liberation size is approximately 50um although some coarser chalcopyrite is present.  Fine intergrowths between chalcopyrite and pyrite are also common to the extent that the final copper concentrate has a d80 (80% passing size) of 18um.  Zinc is present in the ore as sphalerite which contains mercury in solid solution  (approximately 1200ppm).  Arsenic also occurs as tennantite, which is often silver bearing, and arsenopyrite.

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14.3

Copper Plant Flowsheet Description

A flowsheet for the Copper Plant is given as Figure 14.1.

Figure 14:1: Copper Plant Flowsheet

(from SOMINCOR)

14.3.1

Crushing

After the primary underground crushing stage, where ore is crushed to approximately 0.25m the ore is delivered to the surface and discharges via a stacker conveyor to a coarse ore stockpile of 50,000 tonnes capacity.  The ore stockpiles are blended to ensure a constant copper head grade and that the levels of penalty elements are kept within certain limits.  The MH ores contain higher levels of arsenic (>5,000ppm) and are blended, typically at a ratio of three MC to one MH in order to reduce the overall grade of the plant feed to less than 5,000ppm As.  Mercury levels do not require blending.

Ore is fed to the secondary crushing plant via a front end loader.  In recent years the Copper Plant experienced difficulty in crushing wet ore and in 2002 a triple deck screen (35, 25 and 19mm) was installed to remove fine material ahead of the crushing plant.  This has significantly improved crushing rates and now the crushing plant typically operates for 10 hours per day at a rate of 600t/h.

The screen oversize passes to a Svedala gyratory crusher.  The crushed product is transferred to two vibrating screens fitted with 19mm decks.  Screen undersize is conveyed

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to the fine ore bin and the oversize passes to two Hydrocone H-60 crushers in parallel.  The crushed product is returned to the 19mm screens.

The crushed ore passes to a fine ore bin of approximately 10 hours capacity and then via a feed conveyor fitted with a belt weightometer to the grinding section.

14.3.2

Grinding

The grinding section uses three stages of conventional grinding, namely rod milling, primary ball milling and secondary ball milling where the ore is ground to 80% passing 40-45um.

The grinding capacity of the Copper Plant is summarised in Table 14.2.

Table 14.2: Copper Plant Grinding Capacity
Stage	Mill Size	No	Power kW
Rod Mill	5.5 x 3.8m	1	1,000
Primary Ball Milling	5.2 x 4.2m	1	1,600
Secondary Ball Milling	5.2 x 4.2m	1	1,600
Regrind Milling	5.5 x 4.1m	2	1,200

The rod mill discharge joins the primary ball mill discharge and is cycloned in a bank of 500mm cyclones.  The secondary mill discharge is cycloned in a bank of 250mm cyclones with the cyclone overflow passing to the flotation section.

The regrind mill circuit utilises only one of the two installed mills.  Classification is achieved with 150mm cyclones reducing the material from a d80 of 35um to a d80 of 25um.

14.3.3

Flotation

The flotation circuit uses conventional cells of 38m3 and 17m3 capacity.  The flowsheet is summarised as follows:

  The secondary ball mill cyclone overflow passes via a bank of aeration cells to rougher and scavenger flotation.  A "scalping" bank of cells was used in the past to recover high-grade concentrate from the first stages of roughing to the final concentrate.

  Three stages of conventional cleaning cells are used to produce a final concentrate assaying between 23-24% Cu.

  The scavenger concentrate is combined with the first and second cleaner tailings and reground in the 1200kW regrind mill.

  The reground product is re-floated with the first stage concentrate passing to the first cleaning stage and the second stage concentrate passing back to the regrind.

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The reagent system in the copper plant is very straightforward and consists essentially of lime to increase the pH and the collectors D-527 (a blend of dithiophosphates and thionocarbamates) and xanthate, the latter being used in scavenger flotation to increase recovery.  Frother is not used and it was noticed that the froth appeared very heavy on many of the cells during the site visit.

Lime is added within the grinding circuit to increase the pH of the pulp in the rougher cells to between 10.8 and 11.0 and between 10.6 and 11.4 in the scavengers.   Flotation cell capacity is given in Table 14.3.

Table 14.3: Flotation Cell Capacity
Stage	Cell volume (m3)	No	Total m3
Aeration	17	2	34
Roughers 1	17	7	119
Roughers 2	17	7	119
Scavengers	38	6	228
First clean	17	11	187
Second clean	17	7	119
Third Clean	17	4	68
Regrind rougher-clean 1	17	7	119
Regrind rougher-clean 2	17	7	119
Total			1,112

In addition, a total of 14 x 17m3 cells and 6 x 38m3 cells are unused (466m3).

14.3.4

Tailings

Flotation tailings are dewatered in lamella thickeners (two units each of 3,500m2 effective capacity) and the thickened tailings are cycloned to recover material for the paste and backfill plants.  The cyclone overflows, which grade 80% passing 8um are pumped via variable speed centrifugal pumps through two lines to the Cerro de Lomo tailings facility.

14.3.5

Copper Concentrate

The final copper concentrate passes to one of two conventional thickeners, one of 40m diameter and one of 12m diameter.  The thickener underflow is pumped via a 270m3 holding tank to one of five Sala VPA Pressure filters.  Due to the lower head grades now being worked, and the recent closure of the MS copper circuit, the filtration capacity significantly exceeds the current requirement to the extent that the filters are only operated 2-3 hours per shift.

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The concentrates, with a moisture content of approximately 9% and grading 80% passing 18um, are trucked by contractors from the concentrate discharge bay to the rail link at the mine gates.  The transportable moisture content (TML) of the concentrate is 13%.

The empty containers are used to transport the quarried sand back to the mine for use as backfill.

The loss of concentrate during shipping is reported to be 0.35%

14.3.6

Sampling and On-stream Analysis (OSA)

Automatic samplers are used to produce daily composites of the mill feed (copper rougher conditioner feed), plant tailings (lamella feed) and final copper concentrate.   The sample collection and preparation is undertaken by the laboratory staff who are under control of the Commercial Department.

The plant is equipped with three Amdel OSA probes which are located on the plant feed, concentrate and tailings streams.  These multi-element probes can determine Cu, As, Zn, Sb, Sn and Pb.  Five intermediate process streams are analysed using an Outukumpu Courier 30 OSA.  These are the first rougher tailings, second rougher tailings, scavenger tailings, first cleaner tailings and regrind rougher cleaner 2 tailings streams.  The analysis systems communicate with a Bailey Network 90 DCS that is used for stabilising control in the crushing, grinding, flotation and filtration sections.  The Bailey system requires an upgrade and an allowance has been made for this in the 2004/5 Capital budgets.

The plant does not use an on-stream particle size analyser.

14.4

Water Balance

A simplified mass and  water balance for the plant is given as Table 14.4.

Water is supplied from two sources: the Cerro de Lobo tailings dam return and Fresh water from the Mte. de Rocha Dam.  Approximately 94% of the water is recycled.

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Table 14.4: Mass and Water Balance
	Solids		Water (M3PD)
Area	TPD (dry)	%Sol	content	added
Grinding	5,829	96.4	218	9,923
Flotation	5,,829	36.5	10,141	613
Concentrate (cake)	997	9.6	106
Taillings	4,832	33.9	9,422
Total added water				10,536

Flowmeters	m3
Fresh Water	1,532
Industrial Water (Cerro do Lobo)	9,004

Total	10,536

14.5

Mill Organisation

A Mill Manager is responsible for the plant's operations.  The organisation chart and manning levels for the plant are shown in Figure 14.2.

Figure 14:2: Plant Organisation Chart

The mill is operated with five shift crews each with one supervisor and 9 operators.  A day crew is used for routine tasks such as reagent mixing, ball loading, general clean-up etc.  The plant is scheduled to operate 24 hours per day, seven days per week.

The day crew is used to operate the tin plant when required, and is also used in the pilot plant trials of the zinc ores.

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A total of 63 personnel are employed in the plant maintenance department under the control of the mill manager.  The department is split down into Planning, Instrumentation and Electrics, Mechanical, General and Projects/Drafting. A total of eight contractors are employed in the Maintenance department - five are employed for sand blasting and painting and three are electricians.

Only four personnel are employed.  There are two metallurgists and two technicians which is a very low number for general technical support.  A third process engineer is employed part-time on the zinc project through the Environmental Department.

14.6

Capital

A breakdown of the Plant Capital budgets for the Years 2004 and 2005 is given in Table 14.5.

Table 14.5: Copper Plant Capital Expenditure () 2004-2005
Area	Description	2004	2005
Instruments	Bailey Control Upgrade	200,000	300,000
and control	Standby batteries	30,000
	Cable tray replacement	50,000	200,000
	Total	280,000	500,000

Paste Fill	Replace pipework	65,000
	Tank conditioner	75,000
	Total	140,000	0

Mechanical	CAT 980		400,000
	Fine ore bin	30,000
	Float cell mechanisms	200,000
	Reagent pumps	40,000
	Cleaner cell water lines	50,000
	Repair tails thickener		300,000
	Compressor cooling	100,000
	Upgrade pipeline St Clara		150,000
	Purchase compressors		800,000
	Vulcanisation press	60,000
	Total	480,000	1,650,000

Miscellaneous	Fire pumps	35,000
	Alarms	60,000
	Upgrade Crusher building	20,000
	Fire pipeline distribution		300,000
	Cladding	75,000
	Total	190,000	300,000
	Total	1,090,000	2,450,000

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The total capital for the plant is estimated at 1,090,000 in 2004 and 2,450,000 in 2005.  Major items include an upgrade of the Bailey control system (500,000), a CAT 980 (400,000) and purchasing of compressors to replace those currently being leased (800,000).

14.7

Laboratory

The laboratory operates under the control of the Commercial Department and is responsible for operational, environmental and quality control aspects of the operation.  The laboratory is accredited to ISO/IEC 17025 for 47 analytical methods and approximately 100 determinations.  For production samples the laboratory uses X-Ray fluorescence (XRF), and atomic adsorption spectrophotometry (AAS) for sample analysis as well as an electro-gravimetric method for analysis of the final copper concentrates and a LECO analyser for sulphur determinations.

The laboratory is equipped with two XRF machines with one being used for grade control and geological samples whilst the other is dedicated to plant production.

Approximately 64% of the XRF analyses are undertaken for the mine, 35% are for the plant and 1% is for the Commercial Department.  The AAS analyses are split 35% for the mine, 53% for the plant and 12% for the Commercial Department.

The total number of staff employed in the laboratory is 22.

14.8

Concentrate Shipment

The concentrates are transferred into 27t containers which are weighed and then transported by rail to Setubal.  On arrival the concentrates are off-loaded into a storage shed of 50,000t capacity.  Reclaim for ship loading is by conveyor belt at maximum rate of 800t/h.

The following contracts/costs are incurred during sample shipment

  Trucking of concentrates from the Copper Plant to the on-site railhead

  Rail transport from the mine site to Setubal

  Rent for terminal facility

  Port facility royalties

  Use of equipment at port

  Port security

  Harbour duties

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The total cost of shipping a tonne (wet) of concentrate from the mine site to Setubal is    6.5/tonne.  Handling costs at Setubal are a further 6.49 per tonne.

14.9

EuroZinc Proposed Throughput Increase of Copper Plant to 2.2 Mtpa

The proposed changes in the EuroZinc mine shift operating patterns will result in the need for the Copper Plant to process 2.2Mtpa.  Currently, the rated capacity of the Copper Plant is 1.85Mtpa based on the following assumptions:

No. of days in year

360

Days lost for public holidays

   6

Days lost for planned stoppages

   6

Availability

  97

Utilisation

  98

Number of scheduled working days

331

Tonnes per hour treated

230

Hours per day

 24

An analysis of plant performance, as given in the Monthly Technical Reports for 2002 and 2003 is given in Tables 14.6 and 14.7.

It can be seen that the plant produces a remarkably consistent grade of concentrate, varying between a minimum of 22.9% Cu and a maximum of 25.4% Cu.  Since January 2002 the grade of concentrate has ranged between 23.0% and 24.5% Cu for 19 of the 22 months.

Recovery ranges from 81.4% (October 2003) to 90.3% (January 2002 and April 2003).  Analysis of the plant recoveries since 1997 shows no real trend with an average recovery figure of 86.1%.

The daily processing rate, as determined by the total number of tonnes treated in the month divided by the number of days worked, averaged 5,704 in 2003 and 5,623 in 2002.  It can be seen that in 2002 the total number of days worked was 310 compared with the target of 331.

In 2003 (as up to October) the number of days worked was 245; assuming that 26 days are worked for each of the remaining two months the total number of days worked for 2003 will be 297 and the throughput is likely to be around 1.7Mtpa for 2003.  The low number of days worked per year is attributable to the lack of ore from the mine.

These results confirm the plant throughput of 1.85Mtpa and there is evidence from the data that 1.9Mtpa may be achievable.

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Table 14.6: Mill Production Summary 2003
	Tonnes	Feed	Recovery	Treated	Assay	Tonnes/day	Days
Month	treated	Cu %	%	t/d	Cu%	conc	worked
January	136,327	6.77	90.3	5,639	24.2	1,425	24.2
February	131,690	5.42	86.2	5,782	24.2	1,119	22.8
March	156,976	5.81	86.8	5,733	23.3	1,238	27.4
April	166,532	4.98	86.4	5,804	23.7	1,048	28.7
May	153,098	5.25	83.9	5,814	23.4	1,096	26.3
June	146,849	4.95	85.2	5,702	23.5	1,018	25.8
July	108,673	4.90	84.2	6,258	23.6	1,094	17.4
August	154,456	5.17	84.3	5,600	23.0	1,016	27.6
September	87,016	5.41	88.7	5,127	23.3	1,050	17.0
October	154,033	4.53	81.4	5,573	22.9	896	27.6
Total	1,395,650	5.31	85.8	5,704	23.5	1,103	244.7

Table 14.7: Mill Production Summary 2002
	Tonnes	Feed	Recovery	Treated	Assay	Tonnes/day	Days
Month	treated	Cu %	%	t/d	Cu%	conc	worked
January	130,408	5.25	87.3	5,782	24.2	1,094	22.6
February	148,538	4.81	83.4	5,534	25.4	872	26.8
March	166,155	4.67	84.2	5,708	24.7	909	29.1
April	163,221	5.82	90.3	5,643	24.5	1,212	28.9
May	151,908	5.16	89.5	5,933	24.2	1,131	25.6
June	153,043	4.85	87.2	5,739	24.1	1,006	26.7
July	164,575	4.69	86.0	5,530	23.5	951	29.8
August	104,918	4.42	86.1	5,530	23.9	951	19.0
September	136,171	5.44	90.0	5,370	24.4	1,076	25.4
October	156,752	5.51	89.4	5,450	23.9	1,124	28.8
November	142,753	4.84	86.9	5,681	23.5	1,015	25.1
December	121,030	5.36	87.3	5,358	23.7	1,058	22.6
Total	1,739,472	5.08	87.4	5,623	24.2	1,033	310.3

The bottleneck with increasing production to 2.2Mtpa will be the grinding and regrinding sections.  As discussed earlier, the crushing section has ample capacity (rates 600t/h) and the concentrate dewatering (thickening and filtration) also has sufficient capacity for the upgrade.

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To increase the plant thoughput to 2.2Mtpa it is proposed to utilise the two regrind mills on secondary milling duty, increasing secondary milling capacity from 1600kW to 2400kW.  This will give an additional 800kW of power on secondary grinding which will give an extra 50t/h (0.4Mtpa) grinding capacity based on an operating work index of 16kWhr/tonne.

Increasing the feed rate to 2.2Mtpa will probably overload the rod mill and it will be necessary to reduce the final crusher product size to prevent excess rejection of oversize material from the rod mill discharge. However, In WAI's opinion the 2.2Mtpa will be  achievable with moderate capital expenditure as outlined in 14.6 above.

Regrind capacity will be increased from 1200kW to 1600kW and this should give sufficient regrind capacity (33% increase).

There appears to be sufficient unused flotation cell capacity in the Copper plant (14 x 17m3 cells and 6 x 38m3 cells) although the configuration of the remaining cells may not be ideal.

14.10

Concentrate Marketing

14.10.1

Smelters

Concentrates are predominantly sold to five smelters.  A list of these smelters and the 2004 expected deliveries are given in Table 14.8.

Table 14.8: Concentrate Shipment
Smelter	kt to be shipped, 2004
Atlantic Copper SA (Spain)	100
Noranda Inc. (Canada)	8.5
Outukumpu Harjavalta Metals OY(Finland)	60
Norddeutsche Affinerie AG (Germany)	94
Caraiba Metais SA (Brazil)	27
Glencore International AG	15

The exact details of the copper concentrate sales contracts were not made available to WAI during the site visit. General commercial terms were, however, given by the SOMINCOR Commercial Manager and were stated to be within normal market parameters.

SOMINCOR report treatment charges treatment charges for 2003 ranging between 53-71 US$/tonne with an average of around US$60 per tonne.  For 2004 the figure is expected to be closer to $48 per tonne.  The copper refining charges (c/lb) are equivalent to 10% of treatment charges in $/tonne. The copper concentrates incur penalties, predominantly for mercury, and a credit for silver values all as per normal market terms.

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14.10.2

Concentrate Shipping Costs

Concentrate shipping costs for 2003 and estimates for 2004 are given in Table 14.9.

Table 14.9: Concentrate Shipping Costs
Destination	2003 /tonne*	2004 /tonne*
ATC Spain	6	7.5
NAF Germany	8-9	9.5
OK Finland	10	13.0

*Per wet metric tonne

Prices for 2004 are expected to be approximately 20% higher than for 2003.  It was reported by SOMINCOR that the average shipment size has reduced in recent years from 12,000t to 6,000-9,000t due to ship availability.

There is currently no space for zinc concentrate shipment and if the polymetallic ores are to be processed the PA concentrate shed would required.

14.11

Reports by Rio Tinto Technical Services

Rio Tinto Technical Services (RTTS) have undertaken several audits of the SOMINCOR plant operations in recent years.  In a report dated October 2002 the major findings were:

  With no restriction in ore supply the Copper Plant is capable of processing 2.2Mtpa without jeopardising metallurgical efficiency.

  The installation of the screen in the crushing circuit has alleviated the mill feed supply problems caused by excessively wet ore.

  The preferred operating strategy, on ore supply well below the design capacity, is to run at 250t/h and shut the plant down for periods of up to a week.

14.12

Polymetallic Zinc Project

SOMINCOR has undertaken several studies on the feasibility of working the zinc rich, polymetallic ores at Neves Corvo after exhaustion of the tin ores.

However, very little metallurgical testwork has been undertaken on the polymetallic ores.  In 1995 SOMINCOR commissioned testwork at the University of Southern Australia.  The results of a Lock Cycle flotation test undertaken on a sample of Neves North ore is given in Table 14.10.

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Table 14.10: Polymetallic Ore (Neves North) Test Results
Product	Assay %		Distribution %
	Cu %	Zn %	Cu	Zn
Feed	0.61	8.80	100.0	100.0
Cu conc.	19.7	4.5	55.6	0.72
Zn conc.	1.23	50.65	30.1	88.1
Tails	0.10	1.18	13.61	11.2

Saleable grades of copper (19.7% Cu) and zinc (50.6% Zn) were produced at copper and zinc recoveries of 55.6% and 88.1% respectively.  These results were obtained with a primary grind size of 80% passing 24um and a zinc scavenger regrind of 13um.  The polymetallic ores would therefore appear to be significantly finer grained than the copper ores.

The Bond Work Index was 12.0 kWh/tonne.

A bulk flotation test was also undertaken on a sample from the Lombador orebody.  The results are given in Table 14.11.

Table 14.11: Bulk Flotation Test on Lombador Polymetallic Ore
	Assay %			Distribution %
Product	Cu	Pb	Zn	Cu	Pb	Zn
Feed	0.77	0.97	6.90	100.0	100.0	100.0
Bulk conc	5.00	2.14	49.2	83.2	28.2	91.0

Zinc recovery was 91% to a 49.2% Zn concentrate from a relatively low head grade of 6.9% Zn.  The zinc concentrate assayed 5.0% copper and the copper head grade (0.77% Cu) indicates that the production of a separate copper concentrate would have been feasible.

Once again the test used a fine primary grind (80% passing 27um) with regrind of scavenger concentrates (80% passing 18um).

Detailed mineralogical studies undertaken by Anamet Services (Avonmouth, UK) on samples from Lombador and Neves South indicated that:

  The sample were similar in terms of mineralogy and texture

  The ore minerals were sphalerite, galena, chalcocite, tennantite, tetrahedrite, cassiterite and bournonite.

  The overall grain size was very fine with the majority of the sphalerite, galena and chalcopyrite <25um

  The sphalerite was zinc rich (64% Zn) with low levels of cadmium (<0.2%)

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  No discrete mercury minerals were identified.

During 2003 SOMINCOR began a programme of laboratory pilot plant testing of the polymetallic ores.  The work is at a preliminary stage.

On-site pilot plant testing of the polymetallic ores commenced in November 2003.  The first campaign experienced commissioning problems and no useful results were reported.  Further trials are planned during December 2003.

Despite the lack of metallurgical test data, it is reasonable to assume that the Neves Corvo polymetallic (zinc resources) ores can be processed to give saleable grades of copper and zinc concentrates.  The tin plant should be able to be adapted to treat the polymetallic ores (mainly the zinc ores) although an additional grinding capacity may be required due to the fine grain size of the ores.

14.13

Tailings Management

14.13.1

General Arrangement

The Cerro do Lobo tailings facility (also referred to as Barragem de Cerro do Lobo or BCL) comprises a single sidehill impoundment formed, in its early stages, by damming streams (tributaries to the Oeiras River) and local depressions in the topography. One main embankment dam and three smaller saddle dams (MD, ME1 and ME2) were constructed initially in 1988 to create the impoundment. Subsequently, there have been three embankment raises, the latest (Phase 4, to the 255m above datum level) being under construction at the time of this report. The facility currently includes five upstream catchment dams (D1 - D5) connected by a diversion ditch, and an emergency spillway.

The facility is situated in an area of open countryside remote from human population or important roads or buildings.

Some key dates and facts about the tailings facility are summarised below:

Date	Activity
1987-1988	Construction of initial embankment dams to 244m
1990	First raise to 248m
1997	Second raise to 252m and construction of catchment dams
1998-1999	Construction of new embankment toe drains to rectify poor underdrainage, and plugging of drainage conduit
2003-ongoing	Third raise to 255m

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14.14

Embankment Design and Construction

It is understood that the tailings dam design and construction supervision is undertaken by Portuguese engineering consultants, Hidroprojecto.  In addition, they have carried out regular inspections of the dam and also prepared the environmental impact assessment for the 4th phase of the dam raise in 2003.  Design audits and annual inspections of the dam structures have been carried out by Knight Piesold of the UK (except for 2003 when Cantab Consulting of the UK undertook the inspection, though the same individual was involved)

The embankment dams are water-retaining structures that comprise rockfill and mine waste shells, a combined clay core and HDPE lining system, and internal filters. The height of the initial embankment for the main dam structure was at most about 30m; the first and second raises were 4m in height, and the third raise is 3m in height. The upstream and downstream shell slopes are formed at around 30o from the horizontal.

The main points to note are the downstream construction methods used to raise the dam, and the change in the lining system from a vertical clay core, used in the first stage, to a sloping HDPE membrane in subsequent stages. Stability is maintained by the use of well compacted rockfill for density and strength to support the lining system. The filters are essential to control pore pressures and maintain stability of the downstream shell.

The dam footprint is underlain mainly by weathered rock with colluvium or alluvium possibly left in situ locally.  The impoundment area was stripped of vegetation but no ground preparation was carried out or lining system installed.

The construction reports are clear and detailed.  Quality control issues are discussed openly and there is no reason to suspect inadequate construction has occurred in areas near unavailable for inspection.

Critical elements of the construction are considered to be as follows:

  Preparation of the foundation to remove weak materials that could otherwise give rise to future instability beneath the downstream embankment shell;

  Removal of permeable material beneath the core to prevent uncontrolled seepage through the embankment;

  Good compaction of the downstream shell rock infill and minewaste to support the lining system;

  Careful construction control of the downstream filters in terms of grading compliance and continuity of the filter layer;

  Construction quality assurance (CQA) of HDPE membrane;

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  Careful attention to construction detailing at the interface between the clay core and HDPE membrane;

  Careful construction of the concrete plinths, HDPE membrane and bentonite sand protection at the abutments.

There are no records of significant changes to the design being made during construction, but remedial measures have been implemented at the time of dam raises to rectify problems or concerns encountered during operation. The main concerns have been the presence of uncontrolled seepages and a redundant drainage conduit beneath the main dam.  These have been resolved at the time of the second raise.  Additional toe drains were constructed to intercept seepage water and conduct it to the drainage control system, and the drainage conduit was grouted.

Since then, the main concerns are related to the use of pyrite-bearing rockfill and mine waste rock in earlier phases of embankment construction. The consequences of using these materials are that coarse rock fragments are degrading and generating acid drainage, which could potentially reduce the strength of the embankment materials and clog up the internal filters.

Further investigations have been carried out recently to determine the strength of the degrading mine waste rock; a suite of laboratory tests have been carried out on samples from the affected parts of the dam, and the results show that the shear strength of the material remains essentially as required by design.  The third dam raise has been designed to remedy the acid drainage problems by utilising pyrite-free rockfill materials for the downstream raise.  The pyrite-free rockfill is separated from the existing rockfill by a filter so that any acid drainage through the downstream embankment can be intercepted and directed to the drainage control system.

The third dam raise (Phase 4) to 255m above datum is currently under construction.  The total cost is apparently budgeted at 7.2million, of which 2m has been expended in 2003.  The construction will continue into 2004.

14.15

Tailings Deposition

Tailings are delivered to the facility by pipeline as a suspension, with a pulp density of about 35%.  There is a perimeter pipeline to distribute the tailings to any point around the dam, with regular take-off points and valves.

The design requires a minimum of 1m cover of water over the tailings to inhibit oxidation of pyrite in the tailings and the formation of acid drainage.  Thus the tailings are deposited 'sub-aqueously' from the delivery pipeline by 'fingers' suspended from floating drums and extending up to about 300 metres into the impoundment (Photo 14.1).  The fingers are

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periodically moved, using a small boat, in order to obtain an even distribution of tailings over the pond area.  Even so, the tailings surface is undulating and occasionally the water cover is less that the 1m minimum.

Photo  14.1: Tailings Delivery Pipeline, Cerro do Lobo

Water is decanted from the tailings pond by a floating pipeline and pump.  A large buffer/holding tank is located on high ground adjacent to the tailings area, from which tailings water flows back by pipeline to the mine for re-use.

14.16

Management And Monitoring

There is a well defined management structure for the operation of the tailings dam and the construction of new raises; the roles and responsibilities are broadly as follows:

  The Environment and Development Department of the mine is responsible for the operation of the tailings facility (see Section 16 - Environment);

  Mine personnel monitor the dam performance and collate information;

  External consultants prepare designs for future dam raises and any remedial works;

  External consultants audit the tailings dam - and other water retaining dams at the mine site - annually;

  External subcontractors are appointed to construct raises and carry out remedial works - initially the work was carried out under the overall management of a main contractor, and supervised by external consultants - latterly the work appears to be managed directly by the mine.

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There is a comprehensive routine monitoring system of relevant geotechnical, hydrogeological and metereological parameters.  The operation and closure plans are subject to periodic peer review.

14.17

Containment And Water Balance

The impoundment is unlined and lies over a minor acquifer comprising colluvium and weathered solid strata.  Monitoring boreholes have identified a plume of low pH (i.e. acid) and high sulphate groundwater in this aquifer downstream of the impoundment.  No measures have been incorporated into the design of the facility to restrict the lateral flow beyond the impoundment area, and the plume will gradually migrate down the hydraulic gradient towards the Oeiras River during the operational life of the facility and in the years after closure.  The basal infiltration rate is currently estimated to be 12m3/hour, giving rise to an estimated migration rate of 600m in 20 years.  On closure, especially if paste tailings disposal is used, this infiltration and migration is likely to be much lower.  There have been a number of water balance studies carried out on the tailings facility.  An estimate made in year 2000 is shown in Figure 14.3 below:

Figure 14:3: Tailings Water Balance

Until the Nano-filtration plant was commissioned in 2001, there had been a progressive accumulation of water on the tailings dam, leading to a reduction of freeboard.  Between 1999 and 2001 it was necessary to discharge excess water from the tailings facility to the Oeiras River via the mine water treatment plant (ETAM).  It is understood that the new water treatment plant enables a much greater amount of water to be recycled and has improved the water management.

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14.18

Capacity And Future Development

14.18.1

Present Capacity Of The Dam

The capacity of the tailings facility to receive future tailings has been assessed by several of the reports inspected. Analyses are based on different assumptions - such as the proportion of total tailings being used as paste backfill - and it is difficult to compare the conclusions of the different reports.

The latest comprehensive study is the 2000 report by SOMINCOR, which predicts that the storage capacity at the current crest level of 252m is sufficient until June 2004.  By 2008, the capacity is sufficient at the crest level of 255m, as currently under construction, if deposition continues in a sub-aqueous manner.  Should the mine continue production of copper and zinc until 2029, it is predicted that the final crest level would have to be raised to nearly 262m (three more lifts above 255m) to accommodate all the tailings sent to the dam.

These crest elevations are based on predicted tailings production figures for copper or copper and zinc production.  The predicted tonnage of tailings that would be sent to the dam is less than the total tonnage because some tailings are used as backfill.  In their predictions, SOMINCOR has assumed a gradual increase in tailings paste-fill from about 25% in 2000 to a maximum of about 48% towards the end of the life of mine.

14.18.2

Future Tailings Production

The tailings density in situ has previously been calculated from back analysis to be 1.75t/m3. SOMINCOR has used a value of 1.7t/m3 to predict future storage requirements (Table 14.12), assuming sub-aqueous deposition, to allow for the effect on density of removing the coarser fraction of paste to use as backfill underground.

Table 14.12: Past And Predicted Tailings Production (SOMINCOR Estimates)
Year	Cumulative tailings sent to dam (copper only processed)		Cumulative tailings sent to dam (copper and zinc processed)
	t	m3	t	m3
1990	1,493,990	878,818	1,493,990	878,818
1995	6,970,324	4,100,191	6,970,324	4,100,191
2000	14,752,381	8,677,871	14,752,381	8,677,871
2005	20,528,276	12,075,456	20,528,276	12,075,456
2010	25,411,030	14,947,665	25,411,030	14,947,665
2015	30,319,545	17,835,026	30,319,545	17,835,026
2020	33,330,592	19,606,231	34,496,023	20,291,778
2025			40,752,188	23,971,875
2029			42,914,369	25,243,747

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After the SOMINCOR estimates were compiled, it is understood that the latest reconciliation between tonnage placed and volume occupied (as determined by accurate bathymetric survey) indicate that the placed density has since reduced to 1.65t/m3, presumably increasing further still the storage requirement at the dam to accommodate the tonnage of tailings produced.

The 255m crest level, as currently being constructed, would be sufficient for a total volume of about 13.8Mm3 of tailings, allowing for 1.5m of freeboard and 1m of water cover, assuming sub-aqueous deposition continues.  Given that the total tailings volume in 2003 is estimated to be about 10.8Mm3 this means that there would be 3Mm3 remaining tailings disposal volume (equivalent to 5Mt or so) before further crest raises would be required.

With the greater density that can be achieved using paste tailings, and the capacity to form a slope out of the tailings and hence mound the final surface, the current thinking by Golders is that the crest level of 255m would be sufficient to accommodate a future 28Mt or so of tailings in the impoundment by this method.

Table 14.13 shows future tailings disposal requirements under the production regime proposed by Eurozinc.

The quantities have been calculated up to 2012 assuming 35% of the ore is used as paste backfill, and 45% is sent to the impoundment (20% being concentrate).  It would be necessary to review these production figures against storage capacity whether sub-aqueous

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or dry paste tailings methods of deposition are used in the future.  The indications are that tailings produced under the Eurozinc mine plan up to 2012 will be accommodated once the crest has been raised to 255m (as currently being constructed), provided paste deposition methods are adopted.

14.18.3

Future Dam Expansion

In some parts of the Cerro do Lobo tailings dam, the impoundment and embankments extend up to the property boundary.  Further dam raises beyond the 255m crest level would extend into land outside the current mine ownership.  Also, because of the downstream construction method, each additional raise has a greatly increased construction cost as the embankments become very large.  The costs of raises above 255m crest level is likely to be prohibitive, notwithstanding the difficulties in obtaining additional land and the necessary environmental permitting.

As an alternative to further dam raises, a new facility could be considered.  However, the cost and permitting difficulties are likely to be just as prohibitive as the option of raising the current dams.

Future mine development should therefore aim to operate within the new 255m crest level, if at all possible.

14.18.4

Paste Tailings Disposal

In recent years paste tailings technology has improved and is now a feasible option for tailings disposal.  Paste tailings has been considered for Neves Corvo since around 1998, and recent studies conducted by Golder on behalf of SOMINCOR are due to be concluded in 2004.  A trial area of 7 plots of 3m x 3m x 1m have been set up near the tailings facility and are being monitored for seepage quantity and quality, in order to assess the hydraulic and geochemical properties under different conditions.

The trials so far are looking very promising and it is likely that the paste disposal option will be recommended as a result of these trials.  In 2004 it is planned to commission the construction of a pilot-scale paste plant, to test this disposal method at field scale.

Should paste tailings be a feasible option, the deposited density of the tailings will be greatly increased and there will be a number of significant benefits:

  The dam would have increased capacity; it is predicted by SOMINCOR that the crest elevation would not need to be raised beyond 255m to accommodate the tonnage of tailings produced from copper and zinc processing up to 2029.

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  The pyrite oxidation and seepage through the tailings will be much reduced in the long term.

  It will be possible to develop the tailings area progressively, in a series of paddocks, enabling the facility to be progressively closed, probably at lesser cost.

14.19

Fatal Flaw Checklist

Table 14.14 below summarises the likelihood of occurrence of potential failure mechanisms during operation of the tailings facility.  The table is derived from the SRK Risk Assessment report, dated 1999, with comments added to provide justification.

14.20

Closure

It was originally proposed in the 1992 closure plan (Golder) that a permanent cover of water would be left at closure over the tailings deposited in the Cerro do Lobo dam.  This proposal was subsequently considered to be unsustainable for the following reasons:

  Eventual degradation of the HDPE liner; the upstream face is saturated and subjected to a hydrostatic head leakage could result in increased phreatic surface and lower factors of safety of the downstream embankment slope.

  Potential clogging of the drainage filters; high concentrations of copper, sulphate and iron in seepage water gives rise to the potential for precipitation of iron and gypsum in the filters, thereby reducing their effectiveness.

  High potential for leaching of solid constituents of tailings leading to and contamination of groundwater.

Dry closure is therefore now the preferred option and is examined in detail in two studies in 1998 (SRK) and 1999 (Rio Tinto Technical Services).  Two methods of dry closure have been considered.  This first involves the use of imported quarried rockfill placed over a layer of sand hydraulically deposited from the existing discharge points.  A domed final land form is created with these materials before a surface lining system - comprising clay sandwiched between capillary break layers - is placed ready for topsoil coverage.

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Table 14.14: Flaw Analysis (after SRK 1999)
Failure Mechanism	Likelihood of occurrence	Mitigation	Comment
Piping failure through clay core	None	Design	Filters are present on the downstream side of the clay core to preserve its integrity Pore pressures are monitored in the downstream shell to check for anomalous seepage patterns
Overtopping of embankment	None	Design	A spillway has been constructed and a siphon can be used to discharge the supernatant water
Erosion of drainage conduit beneath embankment	None	Remediation	The conduit has been grouted
Failure of HDPE membrane	Low	Design	Pore pressures are monitored in the downstream shell to check for anomalous seepage patterns
Blocked drains	Low	Design

Pore pressures are monitored in the downstream shell to check for anomalous seepage patterns

Flow rates and seepage chemistry is monitored at the downstream seepage collection wells for any indication of anomalous groundwater flow

Core seepage	Low	Design
Seismicity	Low	Design	A seismic risk assessment study has been carried out to demonstrate that the embankment remains stable during anticipated seismic events
Normal operations	Low	Design and operation	Routine monitoring and the independent external audits are used to detect any problems with the dam during its operational life Remedial measures are commonly carried out at the time of dam raises

This proposed restoration process (ref RTTS) has been superseded in favour of the second method which involves the use of paste tailings to create the final landform before the surface lining system and topsoil cover are placed.  However, the details of the paste tailings closure requirements have not been well developed.  It is intended that a review of the closure plan for the tailings facility is conducted in 2004, once the paste tailings feasibility study has been presented by Golders.

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The potential disadvantage of using paste tailings is that, being deposited without a water cover, acid generation could occur.  Closure with paste tailings is achieved as the final stage in an operational process that has to ensure that each successive layer of paste is covered by the next layer before oxidation can take place.

The main advantages of the dry closure approach, regardless of the method used to achieve it, are as follows:

  Removal of the risk of gradual deterioration by surface run off or wave action of the embankment materials, with the consequent need for long term maintenance;

  Reduction and eventual removal of the hydraulic gradient across the embankment, with consequent improvement in the factor of safety against downstream slope failure;

  Reduction and eventual disappearance of surface water in the impoundment, thereby reducing the hydraulic gradient and size of the impoundment, and hence flow rate into the underlying aquifer;

  Progressive restoration is possible during the latter years of operation.

Certain targets have to be met before the changeover from sub-aqueous to paste tailings deposition can be made:

1.

The current paste trials have to be successfully completed.  The main objective of the trials is to show that the pyrite tailings can be placed and then covered before oxidation takes place; the results to date are encouraging.

2.

Further hydrogeological modelling is required to develop the currently incomplete understanding of the contaminant transport mechanism in the aquifer beneath the impoundment.  The modelling would be used to demonstrate the benefits of paste disposal and support the alternative closure plan.

3.

Regulatory approval for the new process must be obtained.  Although there are good technical arguments in favour of the changeover, the view of the regulatory bodies have not been sought as part of this review and their attitude remains unknown.

4.

A paste plant has to be designed and constructed at the dam site, and an effective disposal methodology - including monitoring of performance - should  be designed; these operational issues should be reviewed against a deadline of 2008 by which time the current capacity of the tailings facility to accept tailings by sub-aqueous means will be exhausted without further dam raises.

WAI/61-0222	96	5 March 2004

14.21

Conclusions

The tailings waste management operation has now reached a critical stage in the life of the mine.  In 1999, a paste plant commenced operation to provide paste backfill for stopes and since that time, tailings from the mill have either been used to produce paste backfill or have been sent to the tailings dam.  The Cerro do Lobo tailings dam is a water retaining embankment dam; tailings are deposited into the impoundment by sub-aqueous means to prevent oxidation of the mainly sulphide (pyrite) waste.  Since 1998, the mine has commissioned independent feasibility studies and has carried out trials so that deposition at the dam site can be changed from sub-aqueous deposition to using paste tailings.

If the method of tailings disposal remains unchanged, then three more dam raises are needed above the 255m level (currently under construction) to provide sufficient capacity for storing tailings over the predicted life of mine (copper and zinc production up to 2029).  There are major financial implications for continuing with sub-aqueous deposition.

There are good technical and financial reasons to continue using the Cerro do Lobo tailings dam and switching to paste tailings, but in terms of programming the changeover must occur in the next few years. It is the intention of Eurozinc to proceed with the development of the paste solution for tailings deposition and they have made the appropriate capital allowances in their life of mine plan.

In terms of the existing dam structures, these appear to have been constructed and maintained in an acceptable manner, in accordance with best practice.  With the exception of the use of waste rock containing pyrite for construction of the early raises, the consultants noted few concerns about the long term stability of the dam structures.  Pyrite oxidation in the dam embankment is evident, but the results of recent tests indicate that this has not resulted in a significant loss of strength in the dam building materials.  However, this should be kept under review and regularly monitored.

WAI/61-0222	97	5 March 2004

15.0

G&A INFRASTRUCTURE

15.1

Human Resources

The Human Resources Department numbers 32 staff with the Manager reporting directly to the Managing Director.

As at December 2003 the mine employs 765 direct staff a reduction of 51 since December 2002 and 248 since December 2000. In addition, the mine 'employs' a further 312 contract staff.

A breakdown of all staff are shown in Table 15.1.

Table 15.1: SOMINCOR Employee Complement
Department	December 2002	December 2003
Legal Office	2	2
Public Relations	1	1
Managing Director	1	1
Planning and Management Control	18	18
Production	23	21
Mine Production and Maintenance	509	476
Plant Production and Maintenance	124	114
Finance Office	15	14
Sales including laboratory and Port Operations	40	42
Human Resources	34	32
Development and Environment	20	20
Purchasing and Materials Management	26	23
Others (allocated to HR)	3	1
TOTAL EMPLOYEES	816	765
Contractors	243	312
TOTAL ALL STAFF	1,059	1,077

SOMINCOR have, over the previous few years, moved towards the engagement of contract staff in preference to full time employees. Contract staffs are generally engaged in maintenance, catering, waste rock drilling and security duties. It is stated that Contract staff cost less than direct employees due to the lower social expenses. Overtime is low at 2.1% of hours worked as the mine does not encourage the use of overtime hours due to the relatively high costs; double time for Saturdays and treble time for Sundays and Bank Holidays.

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It should be noted that the total staff (direct and contract) complement for December 2003 is still greater than year end 2002 in spite of a general SOMINCOR commitment to reduce overall labour numbers and staff costs. In addition, it is interesting to note that whilst there has been a general reduction in direct operating personnel little change is seen in the support and administrative staffing levels.

Staff absenteeism is generally low as is indicated in Table 15.2. The major contributing factor to time off work being sickness and absent with permission. Interestingly, union activity accounts for some 5% of total time off.

Table 15.2: Staff Absenteeism, all causes to October 2003
Cause	%
Illness	49.5
Personal reasons	5.9
Unjustified	0.9
Accident	7.4
Others without pay	4.6
Union activity	4.9
Family issues	5.7
Others with pay	21.1
Total	100
As per cent of all hours worked	4.9

The majority of the mine labour have been recruited locally and generally live in the nearby villages of Castro Verde, Almodovar and Aljustrel. The mine provides free bus transport from these and other outlying villages for all staff. This amounts to an average of some 46,000-employee km per month for 2003. The staff canteen provides one free meal per day for all employees through an outside contractor and this amounts on average to 15,000 meals per month.

The mine has a very low turnover of staff and for 2003 a total of 7 employees joined and 60 left. In 2002 a total of 147 left the mine and 11 joined which reflected the SOMINCOR policy of reducing permanent staff from the 2001 level of 1,013.

Surface labour work an 8 hour shift with Plant personnel working a 7 day a week continuous shift system and office and support staff working a standard 5 day week. Underground staff work a 7.5 hour shift for an effective 5.5 shift week ie Saturday is a work day for approximately half of the labour.

Labour relations have generally been good with the exception of a series of strikes in 2000 which led to disciplinary action being taken against a number of staff in 2001. Industrial relations have recently improved in spite of a major labour restructuring programme. Much of

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 this unrest was caused by an attempt by SOMINCOR to introduce a 7 day working week for the underground mine, however, subsequent events resulted in an acceptance of a 6 day week with the proviso that 7 day working would still be a possibility. It should be noted that the mill operates a full 7 day working week.

As part of their strategy for operating the mine, EuroZinc intend to introduce a 7 day working week with a 4x4 (4 days on and 4 days off) rotating shift pattern. The original 7 day proposals from SOMINCOR assumed varying days on and off and left it difficult for the labour to assess their future work commitments and in some instances provided only 1 day between work periods. Discussions with Senior Management, during the course of the WAI visit, indicate that subject to this 4x4 working pattern being 'sold' in the appropriate manner to the employees there is every chance that it will be accepted by the workforce.

On 30 December 2003 the STIM Union called a 24 hour strike against the planned sale of the mine to a third party. The strike predominantly involved personnel from the copper plant and only 5.8% of total staff complement were engaged in the action. Overall mine production was affected during December by this strike and a total of 4 days statutory holidays.

15.2

Safety Department

The mine Safety Department has a staff of 5 including the Head of Safety, who reports to the Production Manager. The department has a proactive approach to the overall mine safety and this demonstrated capability has resulted in a significant drop in the Lost Time Accident Rate from 77.1 in January 2001 to presently some 1.96 per 100,000hrs worked. The last mine fatality was recorded in 1999 and was due to a fall of ground.

The mine instigated the South African NOSA Five Star System in 1990 that initially had positive results until the late 1990's when accident rates started to rise to earlier levels. New management in the Safety Dept. introduced the SMAT (Safety Management Audit Training) in 2001 and the corresponding accident rates have dropped to the current low levels.

There appears to be a good awareness by employees of safe working practices and the recognition that each individual is responsible for his or her own safety. Major contributing factors to this high level of awareness are the visible commitment of managers, introduction of the SMAT system, supervisors and Safety Dept. representatives who encourage employees to conduct written risk assessments of every task and carry out post-incident investigations. The SMAT system relies on motivating the workforce through constant training and education, which is evidenced by the regular publication of daily, weekly and monthly Safety Newsletters to keep the workforce and management, informed of all Safety related matters.

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All accidents whether lost time or not are recorded and investigated and the appropriate action taken to prevent reoccurrence. These statistics are sent to the Portuguese Ministry of Economy and Ministry of Mine Services as part of the mines statutory reporting procedures.

A Safety Bonus Scheme is in operation and represents an additional payment on the staff basic pay representing; 12% for underground, 5% for surface and 1% for administrative employees. This payment is only forthcoming should there be no accidents, whether lost time or not, recorded in a month.

The Dept. maintains and constantly updates the Mine Safety Manual, Operating Procedures Manual and the Emergency Procedure Manual. All employees, on joining SOMINCOR, receive the appropriate safety training for their particular area of work and sign to accept that they have received and understood the training provided.

A well equipped Mines rescue station is maintained on the mine site capable of servicing 2 teams. The mine has team members drawn from both surface and underground personnel. All on site fire fighting capability is handled from this facility.

The mine Hospital is staffed by 1 Doctor and 3 qualified nurses to cover the 3 shifts. In addition, a full time Occupational Health Doctor is resident for general medical care and statutory health checks on the mine workforce i.e. assessment of chronic medical conditions, annual health checks etc. Families of the workforce can also avail themselves of a general clinical service from the Hospital and are referred to the appropriate Private Medical Facility should it be necessary. All mine staff are provided with Medical Health Insurance by SOMINCOR.

Employee time lost to accidents and sickness is generally low and represents 7.4% and  49.5% respectively for an overall loss of time for all causes of 4.9% for 2003

15.3

Maintenance Departments

15.3.1

Mine Maintenance

The underground maintenance dept. comprises a total of 129 SOMINCOR employees and a further 43 contract staff.

Mine underground plant comprises 13 haul trucks of various sizes, 12 scooptrams, 12 development jumbos, 7 stope drilling jumbos, 11 ANFO loaders, 7 robolters and +/-100 pick up trucks. It is unclear as to the total number of each type of machine that is actually in service without undertaking a full audit.

WAI/61-0222	101	5 March 2004

The mine has a conventional 8 bay surface mobile plant workshop capable of undertaking regular vehicle maintenance inspections through to major rebuilds. There are 3 underground workshops situated at the 810m, 700m and 590m levels for the mine mobile and fixed plant.

The mine policy is for all engine rebuilds to be carried out off site by external contractors. Generally Deutz engines are sent for rebuild after 8,000 operating hours, Detroit engines after 14,000 hours and Cat engines after 14,000 hours.

The surface workshops include a fabrication shop, tyre bays, small vehicle workshop for pick-ups (run by contract staff), hydraulic shop, drill bit sharpening. All hydraulic rockdrills are maintained by a separate contractor working from premises on site provided by SOMINCOR.

The department has a Planned Maintenance Section with 16 staff monitoring all equipment and report on a daily basis to the Manager. All mobile equipment have daily lubrication and filter checks at which machine hours are logged; this procedure normally occurs at the start of a shift and is done in a flexible manner such that the needs of the production departments are recognised. All underground mobile plant are parked at one of the workshops at shift end and checks are then undertaken before they are released for the next shift. WAI note that all maintenance staff work the same shift pattern and hours as production staff and that vehicles will not be released to the miners until the checks have been carried out. This further erodes the effective working time available for the plant. Altering the shift start and finish times (say 30 minutes) for maintenance fitters may allow these checks to be carried out without compromising machine availability.

Fitters are informed of planned service needs and this information is provided to the production department to allow them to adjust equipment allocation to suit maintenance needs. Generally the service period is determined by the machine operating hours and by monitoring hourly costs of any particular piece of mobile plant i.e. should hourly costs start to rise the planned service may be brought forward.

The Planned Maintenance section tracks all equipment operating hours and has a policy of replacing major capital mobile plant at 30,000 hours. This information is relayed to Mine Management for inclusion in the capital replacement schedule, however, it appears that this replacement policy is not strictly adhered to as finances have not been readily available over the last few years. Accordingly, much of the mobile plant is past its planned replacement time and hourly operating costs can be considered to be higher than should be expected.

Table 15.3 shows equipment availability and mine utilization statistics in October 2003 for some of the major items of plant.

The utilisation figures are provided by the Mine Production department and are obtained from the equipment operators shift reports. WAI inspected a number of the machine shift

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dockets which detail servicing undertaken and machine hours and noted that some 3-4 recorded engine hours was normal usage on a per shift basis. This seems to be in agreement with the low machine utilizations recorded for the month of October as shown in Table 15.3 below.

Table 15.3: Plant Statistics for October 2003
Item	No. of Units	% Availability	% Utilization
Concrete mixers (Normet, Herman Paus)	4	89.6	20.5
Compressors (Atlas Copco)	7	99.8	-
Support/service dumpers (Volvo, GHH)	3	95.0	9.97
Haulage trucks (Tamrock 40t)	6	75.9	51.8
Development Drill Jumbos (Atlas Copco)	10	67.0	44.3
Long hole Jumbos (Tamrock, Atlas Copco)	7	82.3	19.8
Ground support (Tamrock, Atlas Copco)	7	73.6	24.3
Scooptrams (Tamrock, GHH)	12	67.8	54.1
Front end loaders, haulage support (Cat)	4	68.0	49.5
ANFO charging vehicles (Normet)	11	96.2	24.4
Shortcreting/concrete (Aliva, Putzmeister)	13	99.5	-

As stated elsewhere in this report overall mine productivities are low when compared with other modern mining operations. The low indicated utilizations are further evidence that the existing SOMINCOR shift system is not using mine plant to its best advantage. A change to another system that guarantees greater hours worked underground will be reflected in higher utilization and greater mine production. The present system does not appear to place any pressure on the Maintenance personnel to improve machine availability and this demonstrates that there is some 'slack' in the production system.

Table 15.4 shows average hourly operating costs for a number of mine mobile plant for 2002 and for the year up to October 2003.

Table 15.4: Machine Hourly Costs for 2002 and 2003
Item	No. of Units	2002		2003
		Cost /hr	% Availability	Cost /hr	% Availability
Toro 40D dump trucks	7	31	74.1	29	77.0
Toro 501D scooptrams	12	45	71.5	61	68.5
Jumbo, Minimatic/Boomer	10	-	70.0	70	71.3
Jumbo, Simba/Solo	7	-	78.0	39	87.9
Jumbo, Robolt	7	-	74.0	102	73.2

WAI were unable to acquire detailed cost data for 2002 for a number of equipment types, nonetheless the data does show that availability is consistent. Certain items show excessive

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costs; as an example in the development jumbo section individual costs per hour range from 53-153. The oldest Jumbo Boomer H252 was purchased in 1992 and the most recent, a Boomer 282S, was purchased in 1998

15.4

Power Supply

The mine is connected to the national grid by a single 150kV, 50MVA rated, overhead power line 22.5km long.  At the mine site the power line terminates at a transformer and switch yard where a 150kV/15kV sub-station, equipped with 2 off 22MVA transformers, is installed to provide 100% standby transformer capacity.

A switchgear house containing the 15kV site distribution board is located adjacent to the switch yard. Power distribution is at 15kV to other distribution boards at major load centres. The total installed capacity is approximately 25MVA. The mine operates a power management system to ensure peak loads do not exceed levels stipulated in their supply agreement. In addition, the mine maintains standby diesel generating capacity of 3.7MW.

The production departments account for some 90% of the total power consumed on the property with average monthly figures of 3.1MWhrs and 5.8MWhrs for the mine and mill respectively. The accounts show that on average cost of power is in the range 0.036-0.039 per kWhr. Total site power consumption averages 9.53MWhrs per month or 68kWhr per tonne milled at a cost of 2.55 per tonne.

15.5

Water supply

Process and fresh water is supplied from a number of sources.

Fresh water is supplied from the Santa Clara reservoir, a distance of 40km from the mine, via a 400mm pipeline to a reservoir close to the mine site with 30 days capacity. This source has the capacity to supply up to 600m3/hr.

Mine total water requirement is estimated at 350m3/hr. The mine uses 100% recycled water and there is an increasing use of recycled water in the plant areas. Currently the mill uses +/-75% recycled water.

Recently, the mine commissioned a dedicated tailings supernatant water treatment plant, with quoted capacity of 150m3/hr, at a capital cost of 4.3M. The plant allows for better control of the tailings management facility water levels and reduces the need for fresh water make up from the Santa Clara reservoir.

3.0

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16.0

ENVIRONMENT

16.1

Environmental Management & Reporting

16.1.1

Organisation & Staffing

The Environmental function has a dedicated division, under a senior Manager who reports directly to the Managing Director of SOMINCOR.  This division has three Departments as follows:

Environment & Development Manager
Environment Department	This department performs the main environmental management function, including environmental monitoring and record keeping.
+ 2 technicians monitoring + 3 technicians dust control
Dams Department

This department undertakes all aspects of the operation and management of the tailings facility, including supervision, tailings discharge, water control, monitoring and inspections, and operation of the water treatment facilities.

+ 5 operators on tailings facility control (24/7 coverage) + 5 operators on water treatment (24/7 coverage)
Zinc Project

This department performs two different functions-

  To operate the Zinc pilot plant (i.e. not environmental);

  To manage and monitor the paste tailings trial being undertaken at Cerro do Lobo by Golders (see section 16.7.1).

+ 1 technician

The environmental team is not particularly large for such a complex and extensive mine, but it appears to be well qualified and competent, and well managed.  Apparently in the past the team has been larger, and was reduced a few years ago when the main monitoring and reporting systems were running.  A considerable amount of external consultancy expertise is brought in as required for specialist tasks and studies, such as design and supervision of construction of the tailings facilities and water treatment plant, mine closure studies, audits and inspections.

The Environmental Management function at SOMINCOR is separate from the Health & Safety functions.  Safety is a separate function under the Production Manager, and Occupational Health is a department under the Human Resources Manager.  The extent of

WAI/61-0222	105	5 March 2004

liaison or co-operation between these separate but closely related functions was not ascertained during the present study.

The management and operation of the Tailings disposal facility is under the Environment & Development division.  This is apparently for logistic reasons, because the Manager has been responsible for the Tailings for many years and has a lot of knowledge and experience of the Cerro do Lobo facility.  When he became Environment and Development Manager he retained the overall responsibility for the Tailings.

The management and operation of the waste rock dumps falls under a different Department - the Development & Services Department (which also looks after paste and hydraulic fill), under the Mine Manager.

16.1.2

Environmental Management System

SOMINCOR have in the past resolved to set up a formal environmental management system and seek certification under ISO14000.  However, this has never been implemented, mainly due to cost (staff resource) constraints.  Nevertheless, SOMINCOR has adopted the essential principles of an EMS and many of the requirements of ISO14000 have been put in place, or are normal practice, such as:

  An Environmental Policy;

  A competent team of qualified staff;

  A register of environmental compliance requirements and licences/permits;

  Clearly identified environmental releases, effects and impacts;

  An extensive environmental monitoring programme;

  Reporting procedures to other Divisional Managers and the Board on compliance and actions required;

  Operational procedures for activities having environmental consequences (this series of documents is currently in preparation);

  Environmental emergency response procedures;

  Regular internal and external environmental audits.

There are only three areas where the company's EMS is not effectively compliant with ISO14000:

  Training of supervisory and operational staff in the mine and plant on environmental procedures and requirements;

  Drills and training for environmental emergencies;

  Fully documented operational procedures and guidelines.

WAI/61-0222	106	5 March 2004

16.1.3

Reporting & Audit

Internal audits and reports are prepared as follows:

  Each Department of the mine is audited by the Environment Department 6-monthly, and a report presented to the Departmental Head including compliance and advice on recommendations for improvements.

  The database of environmental records is compiled and available live to the senior management via the company computer network.

  An annual environmental report for the whole company is prepared each year.  Audit reports up to year 2000 were examined in the Data Room.  It is understood that since 1998, full internal audit reports have not been prepared, relying instead on the collation and retrieval of information from the database (see above).

  Monitoring and compliance data is sent to the regional environmental authorities (CCDR) - twice monthly water data, twice yearly air quality data, once yearly for other data.

  An annual report of all waste residues produced, their transport and deposit or recycling, is prepared for the Environment Ministry for statistical purposes.

  In addition, reports on environmental monitoring are now required every two years under the recently enacted Integrated Pollution Prevention and Control (IPPC) regulations.

External audits are carried out as follows:

  An independent geotechnical audit of the Cerro do Lobo tailings dam, stream diversion dams, contaminated runoff dams and pollution retention/control dams is undertaken each year, by Mr M Cambridge, formerly of Knight Piesold and now of Cantab Consulting, of the UK.  Until recently inspections were carried out twice a year but these have been cut back.  An annual inspection report is prepared, giving details of the condition and status of the structures and recommendations.

  The 2003 inspection report (Data Room) concludes that the in general the embankments are in good condition and there were no safety or stability issues requiring immediate attention.  However, there are a few issues requiring closer scrutiny and early attention as a matter of general maintenance.

  An independent environmental audit of the company's activities is undertaken each year by Professor M Johnson and Dr R Leah of the University of Liverpool, UK.  Again, inspection visits are made once per year, though this used to be twice per year.  The Audit observations and recommended courses of action cover the following matters:

  Environmental monitoring and measurement

  Divisional communication and reporting lines

  Management liaison

  Environmental review

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  Environmental management system

  Concentrate storage and transport

  River protection

  Sand blasting and painting

  Corporate environmental policy

  Environmental non-compliance

  Waste management

  Water management

  Setubal ship loading facility

  Sand quarry

  Incidents affecting the external environment

  Purchasing and storage of chemical products.

Audit reports covering years 1997 to 2002 were examined in the Data Room.

16.1.4

Emergency Response Planning

A general Emergency Plan was published by SOMINCOR in c.1995.  This covers mine rescue and general incident control, communications and responsibilities.

Attached to this general Emergency Plan are a series of specific Emergency Plans, covering (amongst other incidents) an incident on the Cerro do Lobo tailings dam or industrial water dam, spillage of concentrate or sand during transport by road or rail, bursting of the reject tailings line or water re-circulation line from Cerro do Lobo, an incident during handling or transport of chemical products, and fire in surface installations.  These plans appear fairly thorough, but are not regularly updated nor tested under exercise conditions.

16.2

Water Management

16.2.1

Mine Water Balance

A schematic diagram of the overall mine water balance is given in Figure 16.1.  The flow rates are based on 2000 data, and are extracted from a SOMINCOR report Plano de Gestao da Barragem do Cerro do Lobo (Feb 2000).

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Figure 16:1: Simplified Mine Water Balance

The main elements are summarised in Table 16.1 below:

Table 16.1: Mine Water Management System
Mine component	Inputs	Outputs
Mine (underground)	Mainly groundwater, together with water draining from the paste and hydraulic backfill, and from fresh water used for dust suppression.

About 200m3/hr are pumped from the mine.  This has a very high pH due to the cement used in the backfill operations.

The majority of the water piped to a water treatment area (ETAM), before discharge to the Oeiras River.

A proportion of the mine water is used as 'industrial water' for the plant.

Mill & plant

A combination of:

  Internally recycled water from the concentrate thickeners;

  Externally recycled industrial water, from the mine and tailings;

  Fresh make-up water, from both a reservoir (Sta. Clara) and from a tailings water purification plant.

Output from the plant goes mainly to the tailings facility (614m3/hr), or via the paste tailings backfill underground (6m3/hr).
Tailings facility

Mainly from the plant, mine sewage treatment works and pollution control dams (689m3/hr in total), but also significant input from direct rainfall (139 - 293m3/hr).

Catchment dams divert rainfall from clean areas around the facility so it doesn't enter the dam.

Most (60% - 70%) is recycled back to the plant (via industrial water tank), but other losses include evaporation (20% - 25%), infiltration (25%) and retained water (6% - 7%).
Mine surface	Rainfall onto the mine catchment is contained in pollution control dams. Foul drainage from the mine facilities is treated in an on-site treatment works.	Polluted water and treated effluent is pumped to the tailings pond.

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There are a number of water treatment facilities:

  ETAM - for treating mine water (Photo 16.1), which consists of an open, S-shaped lagoon, for removal of sediment, aeration and pH control (CO2 injection to lower the alkalinity).  Discharge is direct to the Oeiras River.

  ETAP - water purification for production of potable water for the mine, from the reservoir Santa Clara.

  ETAR - conventional water treatment works for mine facilities drainage.

  Nano-filtration plant (Photo 16.2 and 16.3), at the Cerro do Lobo tailings facility, constructed only a few years ago to treat tailings water to a high standard.  This plant was required for three reasons:

a)

Water management - to treat excess water that was accumulating on the tailings pond;

b)

To substitute for fresh water from the Santa Clara reservoir, the cost of which is escalating;

c)

As a treatment facility for dam seepage water after closure of the tailings facility (this would require a life of 75 years or more for the facility).

The Nano-filtration plant consists of three sequential filtration stages: sand filters, micro-filtration and reverse osmosis.  Water used for back-flushing the filters is discharged back to the tailings pond.  The plant has a capacity of 120m3/hour and is currently running at 100m3/hr.  Operating costs were given by SOMINCOR staff as 0.20/m3.

Photo  16.1: ETAM Water Treatment Facility For Mine Water

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Photo  16.2: Nano- filtration Plant at Cerro do Lobo (External View)

Photo  16.3: Nano- filtration Plant at Cerro do Lobo (Internal View)

16.2.2

Surface Water

A significant river, the Oerias River, passes adjacent to the mine; this flows east into the Rio Guadiana about 16km downstream, and thence south, forming the border between Portugal and Spain.  This river catchment is vulnerable to pollution from the mine.

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16.2.2.1

Main Mine Site

The mine site area will be contaminated with potentially polluting substances as follows:

  Ore and concentrate containing heavy metals; these will be located in stockpile areas or will be spread around the site area by spillage and wind blow.

  Rock materials, both waste rock (Photo 16.4) and rock used in constructing embankments, etc, containing pyrite that is oxidising to produce acid and iron compounds;

  Fuel, oils, reagents and chemicals in storage areas;

  Waste oils and contaminated water from maintenance and washing areas.

The mine site therefore requires a high level of catchment management and isolation of potential pollution sources.  Rainfall runoff will be contaminated with suspended solids and dissolved pollutants, including acid, which if uncontrolled would severely contaminate the river.

Prevention of pollution is achieved very well at the mine site, by strict catchment control and interception of all site drainage into a series of pollution prevention dams.  All contaminated waters and sediments are pumped to the tailings facility.  Nevertheless, occasional problems have occurred with uncontrolled runoff, particularly from the waste rock dumps that generate acid.  A high level of vigilance and strict environmental management is therefore required at this site.

Photo  16.4: Waste Rock Dumps and Acid Runoff Catchment Pond

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16.2.2.2

Cerro Do Lobo Tailings Facility

The tailings management facility lies within a much larger catchment area.  Water from the upstream areas of the catchment is prevented from entering the tailings pond by a series of catchment dams.  These divert clean water around the dam to the river.

All tailings discharge is treated with lime, to counter potential acidity from oxidation of pyrite, and to assist precipitation of dissolved metals; lime rates apparently average 12t/day.  Except for emergency discharge (via a siphon, a dam spillway, or via the ETAM water treatment plant) no surface water is discharged from the tailings pond.  The pond itself is contained by low permeability liners.  Seepage water and water draining from the embankments is intercepted by a series of wells and pumped back into the tailings pond.

The annual environmental audits indicate that during 1999, 2000 and 2001 water levels over the tailings gave insufficient freeboard.  To alleviate this, a temporary discharge licence was obtained to discharge tailings water to the Oeiras River via the ETAM water treatment plant.  Discharge was apparently kept to less than 5% of the river flow.  At the end of 2001 the Nano-filtration plant was commissioned, which increased the amount of water recycled from the tailings.

The pipelines for delivery of tailings to the dam and return water from the dam cross the Oeiras River.  Any leakage from the pipelines, or any accident or incident resulting in sudden release of tailings or return water, could have serious environmental implications.  Following an incident of accidental tailings release in 1990, a series of interception dams were constructed along the tailings pipeline, apparently designed to contain up to 8 hours tailings discharge.  These should prevent released tailings reaching the River.

The gantry carrying the pipelines across the River has a "catch tray" beneath (Photo 16.5).   However, this probably has insufficient capacity to retain any significant tailings release and prevent it entering the River.

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Photo  16.5: Tailings Pipelines and Water Return Pipelines Crossing of Oreiras River

16.2.2.3

Water Quality

Data provided by the Environment Department on water quality measured during 2003 is shown in Table 16.2 below:

Table 16.2: Water Quality Data
Parameter	Units	Tailings water		Mine water (ETAM discharge)	Effluent discharge limits (VLE Decreto Lei 236/98)
		Range	Mean	Range
pH		6.2 - 10.5	9.2	7.5 - 8.5	6.0 - 9.0
BOD5	mg/l	<3 - 29	12.5	5	40
Dissolved oxygen	%	14 - 98	63	40 - 95	40
Total suspended solids	mg/l	5.5 - 33	12.3	5 - 10	60
Amonia	mg/l	<0.5	0.5	2 - 9	10
Nitrate	mg/l	<2	2	10 - 50	50
Sulphate	mg/l	1630 - 2810	2305	1000 - 1500	2000
Chlorine	mg/l	245 - 529	444	290 - 410	250*
Arsenic	μg/l	1.8 - 220	121	0.05 - 0.1	1000
Lead	μg/l		<50		1000
Cadmium	μg/l		<100		200
Chromium	μg/l		<80		2000
Copper	μg/l	<20 - 150	42	<0.15	1000
Manganese	μg/l		26		2000
Nickel	μg/l		<30		2000
Mercury	μg/l		<0.3		50
Zinc	μg/l	18 - 120	49	0.01 - 0.18
Iron	μg/l			0.1 - 0.4
Notes: All metals are total (dissolved + suspended); * limit given is for receiving water not discharge.

WAI/61-0222	114	5 March 2004

It can be seen that the only parameters regularly close to or outside limit values are sulphate and pH.  The high sulphates are due to oxidation of pyrite sulphur in the underground strata, tailings solids and waste rock.  This would result in highly acidic conditions in the tailings and mine waters, except for the lime that is added.  The mine water is alkaline as a result of the cement used in hydraulic backfill; the tailings are lime dosed to maintain alkalinity and reduce the soluble metals.

16.2.3

Groundwater

Pumping of water from the mine will depress the groundwater table for a significant area around the mine.  A report by FRASA on Hydrogeological Studies of the Neves Corvo Mine, dated November 1997 (in Spanish), was not available in the Data Room, so information on and the implications of the mine drawdown and, more importantly, the groundwater rebound when mine pumping finally ceases, was not obtained.  It is understood that water supply wells around the mine have dried up; alternative supplies of water have been provided as appropriate.

Any pollution of groundwater from the mine will report to the mine sump and be pumped to the water treatment plant (ETAM).  This water is highly alkaline, due to the cement used in the hydraulic backfill, and contains sulphates (from oxidation of sulphides), ammonia and nitrate from blasting.  Other contaminants are elevated but do not constitute a significant environmental hazard.

When mine pumping ceases on mine closure, the groundwater will rebound to its natural level.  Initially this will flush or leach dissolved metals, acid or alkalis from within the mine workings.  The natural groundwater flow is most likely towards the Oeiras River, so a pollution plume will form in this direction.  No information on the extent or impacts of a pollution plume is available in the Data Room, and there is no indication that SOMINCOR have taken this into account in their mine closure planning.

Shallow wells located around the tailings dam, near the dam toes, collect and return seepage water from the dam structures.  There is no interference with the natural groundwater levels on the Cerro do Lobo (i.e. south) side of the River, apart from monitoring wells.

16.3

Waste Management

16.3.1

Waste Rock

A study by Knight Piesold in March 2001 examined the current and future disposal requirements for waste rock (and tailings) and considered options for its long-term disposal.

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Waste rock is currently stored on the surface on the mine site (Photo 16.6) though a small portion is used for underground backfill.  In the past mine waste rock has been used for embankment and other construction works but due to the pyrite content of the material this has led to a number of geotechnical and environmental problems and is now discontinued.

Photo  16.6: Waste Rock Dumps

The surface stockpile in August 2000 comprised about 1.05mt of waste rock from mine development, including some 680,673t of coarse waste (screened 200mm to 70mm size range), and some 112,000t of fine waste (<14mm).  At that time the future waste production was predicted to be some 164,000tpa.

A total of 6 options for long term disposal were examined in the March 2001 report, of which 4 are permanent disposal options based on locations within the mine site (Escombreira 1, 2 & 3).  The remaining 2 options were considered 'transitional disposal options' and involved utilisation of the waste rock as cover for the closure of the Cerro do Lobo Tailings dam.

In this study the preferred option was Option 1, involving construction of an engineered (lined) facility at Escombreira 2, located at the north end of the mine perimeter.  The current waste rock stockpiled at Escombreira 1 would be excavated and relocated to the new facility.  The total cost of Option 1, including construction, operation and closure costs, was estimated in the report as US$1.69 per m3.  However, it was also recommended that further evaluation and feasibility study was required of the Cerro do Lobo tailings facility closure and the use of the waste rock here.

During the November 2003 site visit it was unclear whether SOMINCOR had adopted this recommended option.  It was implied by SOMINCOR staff that the waste rock would continue to be disposed of at the present location and that a plan had been prepared for this.

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This plan and any details of the proposals were not in the Data Room and were not obtained in discussions.

16.3.2

Tailings

Tailings from both the copper plant and copper-tin plant are cycloned, the coarser fraction being used for paste fill underground.  The finer fraction is disposed of in the Cerro do Lobo tailings management facility, about 3km from the mine.  This nature and operation of this facility is described further elsewhere in this report.

It is reported that as at 1 January 2001, some 13.5Mt of tailings had been deposited at the Cerro do Lobo facility, with a total estimated volume of 7.95Mm3.  A further 29.22Mt was scheduled to be produced up to 2029, requiring a further 17.3Mm3 of storage capacity.

The tailings disposed of is mainly <100μm in size, d80 being of the order of 30μm to 40μm.  According to bathymetric surveys and deposition records, the average dry density of tailings achieved is 1.75t/m3.  The chemical constituents are summarised in Table 16.3 below (from Auditoria Ambiental 2000, SOMINCOR May 2001):

Table 16.3: Tailings Composition
Parameter	Unit	Mean	Minimum	Maximum
Cu	%	0.78	0.66	0.88
Pb	%	0.17	0.14	0.22
Zn	%	0.83	0.68	1.05
S	%	25	20	42
Fe	%	20	16	35
Sn	%	0.61	0.54	0.71
As	mg/kg	5065	4244	5743
Sb	mg/kg	592	498	680
Bi	mg/kg	100	70	150
Ag	mg/kg	30	15	50
Hg	mg/kg	10	5	20

As can be seen one of the main constituents of the tailings is iron pyrite (FeS2), which means that the tailings will have a very high acid-generating potential.  For this reason, the tailings disposal is sub-aqueous, i.e. a cover of water is maintained over the tailings to exclude air and thus prevent oxidation of the pyrite.

Studies are currently in hand to investigate the use of paste technology to deposit tailings.  The environmental and geotechnical implications of this age being investigated in a series of trials (see photo).  There are a number of major advantages of the paste disposal method:

WAI/61-0222	117	5 March 2004

  higher tailings densities can be achieved, increasing the capacity of the current dam and reducing the requirement for further embankment raises or a new facility to accommodate future disposal requirements;

  the denser tailings has a lower permeability and thus less seepage into the tailings mass would occur, and a reduced risk of acid generation;

  the paste disposal method will facilitate progressive deposition in a series of 'paddocks' and thus progressive closure of the tailings facility.

The paste tailings disposal trials are due to be completed and reported on by Golders in 2004.  Following this, it is planned to construct a paste pilot plant at the tailings facility.

In the very long term, it is unavoidable that the mass of tailings accumulated will potentially be geochemically unstable, with acid generation in both the tailings body and in some of the embankment dams being a significant threat.  This potentially presents many challenges for mine closure and long term post-closure management of the tailings facility.

16.3.3

Industrial Waste

Various other wastes are produced at the mine:

  Waste oils, lubricants and solvents

  Plastic & metal containers

  Tyres

  Conveyor belts

  Paper & card

  Scrap metal, ferrous & non-ferrous

  Lead-acid batteries

  Clinical waste (from medical centre)

Most of this material is collected and recycled by specialist contractors.  Un-recyclable material is disposed of in a municipal landfill in accordance with Portuguese requirements.

16.4

Monitoring & Compliance

16.4.1

Environmental Monitoring

SOMINCOR staff advise that environmental monitoring comprises the regime detailed in Table 16.4.

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Table 16.4: Environmental Monitoring Areas
Monitoring Area		No.	Frequency
Surface water	Control points in Oeiras River	5	Daily
	Bio-monitoring of Oeiras River (macro-invertebrates & vegetation)	5	1 - 2 yearly
	ETAM (mine water) discharge	1	Daily
	Tailings water	1	Daily
	Catchment/pollution control dams	4	Weekly
Groundwater	Piezometers around dam	25	Quarterly
	Groundwater boreholes upstream & downstream of dam	7	Quarterly
Air quality	Gasses (SO2, NOx)	1	Daily
	Dust deposition & TSS	?	Weekly
Noise	Habited locations	6	Monthly
Soils	Surrounding land	32	3-yearly
	Along route of railway	21	3-yearly

Analysis of environmental samples is undertaken both by the mine laboratory and by contract laboratories.  In the past, analysis by the mine laboratory was taking too long for the results to have any useful purpose.  Regular monitoring is undertaken by SOMINCOR staff, whilst infrequent 'campaign' monitoring is undertaken by specialist consultants (such as IMAR, University of Coimbra, who undertake the bio-monitoring).

Monitoring data is stored in a computer database, with summary tables and graphs available on-line within the mine.

This monitoring regime appears to be comprehensive and in accordance with best practice.  Given the nature, size and environmental context of the mine the monitoring regime appears to be appropriate; no major omissions in the regime were noted.  A comprehensive database of long-term environmental monitoring, and the impacts of the mine, has been built up over the years, which is of great value.

16.4.2

Impact Of The Mine And Compliance With Statutory Limits

The mine has a fairly good record of compliance with environmental standards.  There appear to be no major issues or problems that are being investigated or otherwise pursued by the environmental authorities, with whom the SOMINCOR has a good relationship.  However, the following matters were noted from the annual environmental external audit reports:

1.

Discharge Of Mine Water

Over a number of years the mine water discharge from the ETAM water treatment plant was not compliant with water quality limits, regularly having elevated ammonia and nitrate (from the use of ANFO explosives underground) and occasionally high sulphates.  However,

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investigations by the explosive suppliers (ICI) have apparently led to improvements in the use of explosive materials and compliance is now much improved.

2.

Pollution of the Oeiras River

In most years there have been one or more incidents of release of contaminated waters to the river, usually associated with rainfall events washing contaminated material from site areas or roads into the river.  Often this resulted in fish kills.

One of the more persistent problems is the presence of waste rock containing pyrite, either used for construction or stockpiled at the surface.  Much of this rock material is acid generating, despite the fact that pyritic rock is not supposed to come to the surface.  Acid that is generated is readily flushed during rainfall, and the catchment control dams have not always been effective at eliminating releases from the site.  In some instances the dams themselves have been constructed with acid generating rock fill.

Biomonitoring of the Oeiras River reveals that over the long term the river quality has been adversely affected over the full 16km length to the confluence with the main river.  This is mainly as a result of the flow being dominated for much of the year by minewater discharge from the ETAM plant, with high sulphate levels (albeit within statutory discharge limits), compounded by periodic though localised pollution events.

3.

Noise Emissions

Noise levels exceeding the regulatory limits and thus causing a persistent nuisance in nearby residences and villages have been a continuing problem.  The main noise sources are the mine ventilation fans and the crusher house.  It is understood that a significant capital investment in noise insulation has been authorised and is in the process of being implemented.  However, noise insulation measures have been included in the annual environmental action plan for several years and not implemented, on cost grounds.

4.

Dust From Ore Handling

Occasional problems have been noted with dispersal of concentrate dust from the uncovered stockpiling areas and conveyor transfer points, both at the plant and at the Setubal port facility.  These are localised and appear to be under control, though the uncovered storage areas will always be a potential source of wind-blown contaminated dust.

5.

Groundwater Beneath The Tailings

Monitoring of groundwater both upstream and downstream of the tailings facility reveals that there is a contaminated plume dispersing downstream.  There are apparently no immediate threats from this, but the long term implications of continued seepage from the tailings are not fully understood.

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6.

Visual Impact Of Waste Rock Stockpiles

The continuing and even increasing requirement for disposal of waste rock at surface is resulting in the establishment of large dumps, with a high visual impact.  It is understood that initially these were considered stockpiles, for later use in closing the tailings facility, so little attempt was made to either locate or construct them to reduce their visual impact or threat to the Oeiras River.  However, it is understood that they are now considered permanent disposal areas and there is now a disposal plan that will reduce their impact.

16.5

Permits & Licences

The following permits and licences were briefly noted in discussion with SOMINCOR staff:

1.

Operation of the mine, including environmental requirements - a permit for 50 years was issued by the Ministry of Industry & Energy in 1994.

2.

Water retention structures (catchment and pollution control dams) - 5 year licences for each were issued in 2003.

3.

Tailings facility - this requires licensing as both a water retention dam and a waste disposal facility; the new raise currently under construction was permitted for both in January 2003, together with the construction permit.

4.

Storage of fuel and oils - licence issued in 1997, valid indefinitely subject to a new licence if there are any changes.

5.

Explosive production - a permit issued by the police in 2002 is valid for 3 years.

6.

One discharge point to the Oeiras River is licensed for treated mine water.  A temporary licence was in force for disposal of tailings water, but this has lapsed.

7.

A water licence for supply of water from the Santa Clara reservoir has been in force since 1991.

8.

Waste rock dumps - initially these were not licensed, being considered as temporary structures; however a licence was applied for in March 2002 (Institute of Geology & Mining, Ministry of Economics).  No details of the scope and nature of this licence were obtained.

9.

Integrated Pollution Prevention & Control (PCIP in Portugal) - the full requirements (and thus licence) under this new legislation (implementation of the EU IPPC Directive) do not come into force until 2007, though reports to the licensing authority were required in 2002 and will be due again in 2004.

Copies of most of the current licenses and permits are given in the annual Environmental Reports of SOMINCOR.

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16.6

Environmental Costs

According to SOMINCOR the operational costs of the Environment Department are in the order of 800,000 per year.  This is split approximately 35% environment (including monitoring) and 65% tailings management.

In addition there are a number of capital commitments required (costs given by SOMINCOR):

1.

The estimated cost of the current raise in the tailings dam embankments is 7.2M, of which a portion has been spent in 2003.  In 2004 the remaining expenditure is estimated to be 4.3M.

2.

Construction of a pilot paste tailings plant at Cerro do Lobo.

3.

Noise insulation on the ventilation fans and crusher buildings (cost not given).

4.

Review and revision of the mine closure plans and costings (cost not given but likely to be in the order of 300,000).

16.7

Mine Closure & Post-Closure Management

16.7.1

Mine Closure Studies And Proposals

The following mine closure studies have been carried out for SOMINCOR:

1.

In 1992, Golders prepared a report on closure of the mine site and the Cerro do Lobo tailings facility, assuming a mine life to 2015:

  Closure of the mine site involved recovering underground and surface plant, treatment of mine entries, demolition of most buildings, retention of several parts of the infrastructure including power and water supply, retention of usable buildings such as offices, cleanup and removal of contaminated material to the tailings facility and landscaping.

  A number of options were considered for closure of the tailings facility.  The preferred option was 'wet closure', i.e. retaining a water cover on the tailings and managing it as a wetland.

2.

In 1998, SRK prepared a second mine closure study, which also assumed a mine life to 2015 and considered:

  A review of closure options for the tailings facility and a recommendation for a dry closure option including the installation of a hydraulic sand cover (to facilitate drawing down the water) and an impermeable liner over the tailings.  The wet closure option was not considered feasible because of the continued requirement for water input.

  Closure requirements for the Setubal Port facility.

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  Adoption of the previous Golders closure plan for the mine site, with an update of costs.

3.

In 1998 Biodesign prepared a plan, with costs, for rehabilitation of the Areeiro do Formosinho sand quarry.

4.

In 1999 Rio Tinto undertook a review of the tailings dam closure options and the costs involved.

5.

In November 1999 SOMINCOR reviewed and updated the closure costs for the tailings dam, mine site and Setubal port, based on a mine life to 2029, and projected forward the closure fund provision.  The costs for closure of the tailings facility were based on yet another variation of the dry closure option.  The cost of maintaining water treatment for dam drainage for 50 years was included in this review.

6.

In 2001, Knight Piesold considered closure options and costs for the waste rock dumps.

The next mine closure study is due to be commissioned in 2004, when the outcome of the trials and feasibility study for the paste tailings disposal will be known.  It is anticipated that the paste tailings approach will have a major affect on the tailings facility closure plan, and could reduce the costs.

It is worth noting that the closure plans have been developed in a somewhat piecemeal fashion.  For the mine site the closure is still based on the original 1992 Golder's plan, despite the fact that the situation and nature of the site have changed in the meantime.  At no time have the closure of the sand quarry and waste rock dumps been considered in the main closure plans and the overall closure liability.

16.7.2

Closure Costs And Funding

In 1999 SOMINCOR estimated the physical closure costs as follows:

M
Cerro do Lobo tailings facility	42.226
Mine site	13.917
Setubal Port	1.678
Total	57.821

To which should be added:

M
Waste rock dumps*	2.496
Sand quarry	3.192
Total	5.688
* based on KP 2001 report, 3.12Mm3 @ 0.80

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Making a total closure cost liability of 63.5Mat 1999 costs, assuming that these estimates are correct.

It has not been possible to verify these cost estimates as realistic.  However, it is considered that they may be considerably underestimated.  For example, except for 50 years of water treatment plant operation, there has been no allowance made for medium or long term post-closure maintenance, monitoring or management of the site.  Costs at 1992, 1998 and 1999 have simply been projected forward with no allowance for inflation.

The technical mine closure fund has accumulated 12M to 2002.  In 1999 it stood at 5.5M, and SOMINCOR planned to make provision into the fund on a straight line basis, at 1999 costs, of 2.05M per year.

In addition to the technical closure costs, social closure costs should be allowed for.  In 1995 a social closure study considered various means of mitigating the socio-economic impacts of the mine.  The costs were estimated as 10M - 20M, based solely on the redundancy commitments to the anticipated number of workers and a mine life up to 2015.  There was no cost built in for other social mitigation.  In their social closure fund SOMINCOR made provision for an estimated 8.5M future cost, accumulating between 1998 and 2014 at 499,000 annually.

In 2003 this social closure provision was re-examined by SOMINCOR and revised downwards, on the basis of reducing the number of employees during the latter years of the mine life to 2029, rather than 2015.  The estimated social closure liability was revised to 5.4M, and the annual provision into the fund was reduced to 176,000.

It is considered that this provision for social closure is very low and is not based on good current practice (though there is little precedent for good practice).  It is likely that in future the Government may require a considerably enhanced provision for social closure costs.

It is understood that the technical closure fund is protected and administered by a Trust, and that it does not accumulate interest, the interest accrued being retained by the company.  However, details of the precise nature and status of the closure funds was not available.

Overall, the mine closure costs appear to be considerably under-funded, and the accumulating funds for both the technical and social closure are not provided for in a way that is consistent with good practice worldwide, for the following reasons:

  They are accumulated on a simple straight-line basis, i.e. not related to the production or output of the mine.

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  There is no allowance for inflation in the costs, i.e. the costs are assumed to be the same as the date of estimation and not when they are likely to be incurred.

  The fund does not accrue interest.

The upshot is that as future closure plan reviews revise the cost upwards, the funding requirements will escalate.  The funding requirements will be greatest when the mine is least able to afford to pay.  It is likely therefore that at the time of mine closure there will be insufficient closure provision to meet the liabilities.

Good practice would suggest that the majority of the closure funds were accumulated when the mine was operating at it's most profitable.  It is likely that from 2004 onwards, the mine will have to revise the way it makes provision for closure and has to make a disproportionate contribution to the closure funds, in order to meet the full liability.

16.8

Conclusions

16.8.1

Overall Findings

The Neves Corvo mine inherently has a number of significant potential environmental impacts, due to its size and scale, location (close to the Oeiras River) and the nature of the mineral deposit (pyritic, with heavy metals).  Environmentally, it is a challenging operation.

Notwithstanding the occasional environmental problems and incidents, the mine is operated and managed to a very high standard, largely in accordance with best international practice, and the potential impacts are well understood and mitigated.  Nevertheless to maintain this standard requires considerable vigilance and continuing attention.  If the present environmental management regime and commitment by SOMINCOR were not maintained, then there would be considerable regulatory problems and a much poorer environmental record.

The mine has a good environmental record and has a good relationship with the environmental regulatory authorities.  This may be due in part to the Government's controlling interest in the mine and perhaps the regulatory authorities may be more accommodating than they would be with a private operator.  Whilst there is no indication that SOMINCOR is advantaged in any way or is treated leniently, the good relationship with the environmental regulators should not be assumed to automatically continue after a change in ownership of the mine.

The only significant area of concern that is not, in WAI's opinion, being dealt with adequately by SOMINCOR, is the provision for mine closure and the closure funding arrangements.  SOMINCOR's assessment of the mine closure liabilities is:

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  57.8M, to which additional costs need to be added bringing the total to 63.5M at 1999 costs for technical closure, equivalent to 76.2M at 2003 costs; and

  5.4M, for social closure costs.

This totals 81.6M.  In WAI's opinion the financial provision for closure should be more in the region of 100M at 2003 costs.  However, a major review of closure requirements and costs is due in 2004.  Comparison of this closure cost with other mines is difficult as comparative data are not available.  In WAI's experience the closure requirements for Neves Corvo are certainly at the very high end of the range, but this is not unexpected given the major long term liabilities associated with the tailings facility and waste dumps.

It is understood that the closure fund has only accumulated 12M so far, so the remaining provision required is 88M.  This closure fund appears to be very low in proportion to the mine's past production and profit, so a disproportionate amount of the closure liability will have to be covered in the remaining life of the mine. EurZinc in their Base Case life of mine plan accumulate a fund of $100M which is felt to be reasonable at this time, however, the forthcoming reassessment of closure costs will enable a better estimate to be made.

16.8.2

Potential Environmental Liabilities

On the basis of the examination of the documents in the Data Room, the brief site reconnaissance and discussions with SOMINCOR staff, there do not appear to be any major actual or potential environmental liabilities that are not already documented and covered by operational procedures.

However, even with adequate closure, in the long term it is likely that the Cerro do Lobo tailings facility and the waste rock dumps will be a long term liability, perhaps in perpetuity.  The continuing risk of acid generation and leaching of this acid (with attendant heavy metals), which could threaten water resources, will always be present.  The location of the waste rock dumps, and particularly the tailings dam, directly above the Oeiras River, means that maintenance, inspections and monitoring will be required over the very long term.  Treatment of the seepage water means that appropriate facilities might need to be maintained for very many years.  The financial and management extent of these liabilities should not be underestimated.

16.8.3

Recommendations

1.

The commitment for operating budget for environmental and tailings management should be maintained at least at the current level (800,000/yr at 2003 costs).

2.

Provision will need to be made for capital expenditure over the next year or two for completion of the tailings raise (5.2M), installation of the paste tailings pilot plant

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(400,000), installation of noise insulation and commissioning of a review of mine closure (300,000).

3.

A comprehensive and realistic review of mine closure requirements, both technical and socio-economic, should be carried out in 2004, when the outcome of the paste tailings trials is published.  This should also look at how financial provision for closure costs should be accumulated and the nature and management of the existing funds.

4.

For present purposes, a provision of 88M (2003 cost base) should be made in the financial model for closure liabilities (in addition to the 12M already in the fund).  This should be accumulated on a production basis.  This provision should of course be escalated to allow for inflation over the life of mine. WAI note that in the EuroZinc LOM Plan 2.2Mtpa Copper, closure costs have been increased above SOMINCOR's existing budget estimate but these may need to be increased still further.

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17.0

COSTS

The operating cost estimates used by SOMINCOR in the LOM Plan have been derived from the year to date and historical costs collected by the Accounts Department and then where necessary factored by the technical department to reflect the changes in the mining program.

17.1

Mine Operating Costs

The Mine has created its own mine scheduling and financial modelling programs which it used to evaluate the Life of Mine Plan. These programs were not made available to WAI and as such were not checked.

Table 17.1 summaries the Operating Costs for the various stoping methods. The Bench and Fill stoping which is being used more and which is the favoured method when conditions permit is 5.00/t cheaper than the standard Drift and Fill.  Interestingly, the Post Pillar Cut and Fill and the Room and Pillar is cheaper than the Mini Benching, which under normal circumstances the Bench and Fill and the Mini Bench methods would be expected to have the lowest operating costs.

Table 17.1: Standard Stoping Costs, /t (ex SOMINCOR)
Total Costs (EUR)	Standard Drift (/t)	Standard Bench (/t)	Standard MB (/t)	Standard PPCF (/t)	Standard RP (/t)
Mining	10.69	7.69	9.39	9.59	10.59
Haulage	1.50	1.50	1.50	1.50	1.50
Hoisting	0.51	0.51	0.51	0.51	0.51
Total Mining Cost	17.50	12.60	15.10	13.30	12.60
Average Fill Cost/t	4.80	2.90	3.70	1.70	-
Total Cost less Fill	12.70	9.70	11.40	11.60	12.60

In general the direct operating costs are acceptable and are in line with other operations with similar mining methods.

17.1.1

Haulage Costs

The costs shown in Table 17.2 below are based on average haulage distances from the crushers. The 700 crusher has an average haul distance of 735m and for the 550 crusher the average haul distance is 400m. In practice, the more remote mining blocks will have higher haulage costs and SOMINCOR has allowed for this in their calculations. An exercise they carried out on the variation in Total Mining Cost with haulage distance for Drift and Fill stopes showed that the total mining cost ranged from 16.9/t to 19.3/t, a difference of 2.4/t.

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Table 17.2: Calculation of Haulage Costs (ex SOMINCOR)
Haulage Costs (t)	700 Level Crusher	550 Level Crusher
Total	1.66	1.94
550 Conveyor	0.00	0.26
Crusher	0.50	0.60
Hoisting	0.51	0.51
Haulage	0.45	0.37
Loader	0.20	0.20
Average Haul Distance	735	400
Haul Cost/1000m	0.61	0.93

The haulage cost is calculated by multiplying the total ore handling cost minus the hoisting by the total tonnes the crusher handles (for each crusher) then adding the two together and dividing it by the total tonnes.

17.1.2

Hoisting Cost

Calculated from operating statistics and costs allocated to this operation.

17.1.3

Backfill Costs

The backfill costs for each type of fill has been calculated based on the technical specifications for each fill, the cost of placing the fill, the number of tonnes required per tonnes of ore extracted and the quantity of fill required for each type of stope.

17.2

Copper Plant Operating Costs

A breakdown of the Copper Plant operating cost (YTD October 2003) for the copper plant is given in Table 17.3.

Table 17.3: Copper Plant Operating Cost (YTD October 2003)
Area	Total ()	/tonne	%
Labour	1,321,620	0.95	18.0
Electricity	2,102,944	1.51	28.7
Consumables	2,537,447	1.82	34.6
Maintenance	1,365,436	0.98	18.6
Total	7,327,447	5.25	100.0

Consumables account for 34.6% of the operating costs, the major items of which are grinding media (rods and balls), lime, collectors and flocculent.

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The electrical power cost was 1.51/tonne. Power consumption was 38.8kWhr per tonne of ore treated at an average cost of 0.039/kWhr.

Labour costs were 0.95/tonne with a 124% mark-up against the basic pay.  Maintenance costs were high at 0.98/tonne and exceeded the plant labour cost.

17.3

Total Mine Operating Costs

SOMINCOR data for the year to December 2003 indicate an overall mining cost of 16.18/t ore milled. Table 17.4 gives a breakdown of departmental operating costs on a unit cost basis for the year to December 2003.

Table 17.4: Unit Operating Costs 2003, 1.70mt milled
Department	Annual cost '000	Total /t
Administration	5,009	2.95
Human Resources	6,930	4.08
Mine	27,516	16.18
Mill	10,228	6.02
Maintenance	-	-
Purchasing	764	0.45
Finance	2,165	1.27
Commercial	4,954	2.91
Total	57,564	33.86
Note: Costs of maintenance cross-charged to individual departments.

Overall costs for 2003 were 1.7% above budget for the year. Table 17.5 shows the historical operating and capital cost expenditures obtained from SOMINCOR data.

Table 17.5: Operating and Capital Costs Actual and Estimated 1997-2004
Parameter	Unit	1997	1998	1999	2000(1)	2001	2002	2003	2004(2)
Milled	Mt	1.757	2.176	2.07	1.515	1.784	1.739	1.70	2.0
Operating Costs	M	63.85	70.33	65.2	62.4	65.7	58.42	57.56	59,56
Unit Costs	/t	36.34	32.32	31.49	41.19	36.82	33.59	33.90	29.78
Capital Costs	M	15.7	14.5	14.0	15.0	20.6	14.0	14.49	20.86
Note: 1. Year 200 costs affected by industrial action; 2. EuroZinc estimate

WAI/61-0222	130	5 March 2004

18.0

EUROZINC LIFE OF MINE PLAN

EuroZinc has developed a strategy for the operation of the Neves Corvo Mine. In 2003 the mine showed annual earnings before tax of 7.48M ($8.36M) and has operated in a breakeven financial situation due to a number of differing reasons. The EuroZinc LOM Plan presented to WAI assumes that all mine production comes from the copper orebodies at an annual rate of up to 2.2Mt.

18.1

Future Production Estimates

EuroZinc have identified that the low productivity from the mine may be caused in part by the poor mine labour utilization i.e. low available time at the work place. Neves Corvo presently exhibits a mine labour productivity of 14t per man shift. This is in excess of 50% below similar mining operations in North America.

The present SOMINCOR shift system achieves an effective 10.7 hours per day at the work place utilising 3 crews. The EuroZinc proposal to adopt four crews working two 12 hours shifts per day on a 4 on 4 off shift rota system increases the effective work time per day to 19.0 hours, which is equivalent to a 72% increase in working time for the same overall labour complement. It is proposed that this new working practice will, in part, assist in increasing the mine production by the required 22% to achieve 2.2Mtpa. Mine labour productivity will be expected to increase to approximately 25t/man shift to move more in line with similar international mining operations; at this level the mine would produce 2.2Mtpa with a similar labour force to that presently employed.

WAI cannot warrant that this new shift pattern will either be accepted by the workforce or result in the required increase in production. However, this shift pattern is used in other mines around the world and with the correct management and incentives in place the required objectives are achievable.

EuroZinc has prepared their LOM Plan Reserve Statement (Base Case) based on the JORC Measured and Indicated copper resources as presented in section 12.3.3. Table 18.1 restates the reserves used in the financial model.

WAI/61-0222	131	5 March 2004

Table 18.1: EuroZinc Reserve Statement 2004
	Mineable Reserves 2004
Orebody	Tonnes (kt)	%Cu
Corvo -700	10,524	5.73
(Corvo+ Graca +CSE) +700	2,755	5.63
Graca SE	203	3.65
Neves South	2,321	4.38
Neves North	3,449	2.98
Total		5.04

In addition, there is an expectation of raising the overall mine productivity to levels discussed above and thereby reduce fixed and variable costs.

The EuroZinc Base Case model will use a higher mining rate, 2.2Mtpa, for the quoted SOMINCOR copper reserve/resource only, providing an indicative mine life to 2012.

To achieve the increased stope production rates, EuroZinc has increased the Capital Development requirements necessary to access the copper orebodies defined in the revised stoping schedule. EuroZinc have assumed that copper ore production of 2.2Mtpa can be achieved by a number of means but most importantly by improvements in efficiency through the introduction of longer working shifts and a 7 day production cycle. WAI observed through the course of the due diligence period that considerable 'slack' exists in the present system in all areas of production. The EuroZinc implementation plan seeks to increase output from the mine without resorting to any major structural alterations to the existing SOMINCOR  operations save for strengthening senior management and the introduction of a 4x4 rotating shift system.

WAI consider that with the successful implementation of this shift system the mine can achieve a sustained annual copper ore production rate of 2.2Mt.

SOMINCOR has drawn up detailed stoping and development schedule for their Scenario 1 and 2 options. WAI has examined and compared the EuroZinc proposal (Base case) for the revised development schedule and consider it sufficient to achieve and sustain the increase in stope production.

Table 18.2 shows that overall copper ore tonnage mined in the EuroZinc plan is lower and the grade elevated due to the exclusion of the Inferred resource material.  The Eurozinc Base Case model shows a mine life to 2012. As upside potential (inclusion of the Inferred material) the mine life would be extended to 2016 and further should the polymetallic zinc resources be brought into Measured and Indicated resources.

WAI/61-0222	132	5 March 2004

Table 18.2: Production Schedules, SOMINCOR Scenario 2 v EuroZinc 2.2Mtpa Cu
	SOMINCOR, Scenario 2, LOM Plan					EuroZinc 2.2Mtpa LOM Plan
Year	Mt Cu Ore	%Cu	Mt Zn Ore	%Zn	Dev, m	Mt Cu Ore	%Cu	Dev, m
2004	1.80	5.3			10,328	2.00	5.39	7,765
2005	1.80	5.3	0.35	10.5	10,434	2.20	5.44	7,814
2006	1.80	5.3	0.35	10.5	9,432	2.20	5.42	7,215
2007	1.80	5.3	0.35	10.5	8,492	2.20	5.33	6,689
2008	1.70	5.2	0.35	10.5	8,005	2.20	5.30	5,835
2009	1.70	5.0	0.35	10.5	9,940	2.20	4.79	4,757
2010	1.70	4.7	0.35	10.5	8,581	2.20	4.67	2,370
2011	1.675	4.6	0.35	10.5	7,999	2.20	4.62	1,092
2012	1.60	4.3	0.35	10.45	8,421	1.85	4.33	-
2013	1.60	4.2	0.35	10.43	7,582	-	-	-
2014	1.60	4.2	0.35	10.43	5,285	-	-	-
2015	1.60	3.9	0.35	10.43	7,732	-	-	-
2016	1.60	3.6	0.35	10.43	8,150	-	-	-
2017	1.60	3.6	0.35	10.01	8,053	-	-	-
2018	1.60	3.6	0.35	9.86	5.638	-	-	-
2019	1.419	3.8	0.35	10.29	5,344	-	-	-
2020	1.110	3.8	0.35	10.52	4,655	-	-	-
Total	27.704	4.50	5600	10.46	134,071	19.25	5.04	43,537

18.1.1

Dilution Issues

EuroZinc believe that the dilution in the Drift and Fill stopes is too high; the mine currently has problems with contamination of the ore with hydraulic fill. The fill when exposed in the mining panels is not standing well due to a lower than designed cement content caused by the sand, which is of uniform grain size and porous, allowing the cement to get washed out when the fill is draining. The current dilution in this type of stoping is given as 19%, much higher than normally expected. EuroZinc has in its production schedule reduced the dilution for the Drift and Fill stopes in the Reserves to 13%. WAI believe that improvements on these rates of dilution will be achieved with the proposed greater introduction of paste fill.

18.2

Copper Plant Issues

The  Eurozinc LOM Plan has used a copper recovery figure of 88% which is higher than the 86.2% recovery figure achieved by the plant since 1997.  Similarly, the copper concentrate grade of 24.1% Cu is marginally higher than recent plant performance.  However, WAI believes that the metallurgical efficiency of the Copper Plant can be increased and that the Eurozinc figures are achievable.

WAI/61-0222	133	5 March 2004

18.3

EuroZinc Operating Cost estimates

The proposed EuroZinc LOM Plan assumes that the increase in production to 2.2Mtpa will in part be effected by the introduction of a 7 day working week and this will result in greater output per man shift and a consequent reduction in operating costs. Accordingly, EuroZinc have revised the projected operating cost estimates to reflect the changes expected to be brought about by this increase in efficiency, increased mine production and marginally higher mill recoveries.

Table 18.3 shows the fixed and variable cost estimates used by EuroZinc in their projected operating cost estimates for their 2.2Mtpa copper model.

Table 18.3: EuroZinc Fixed and Variable Operating Costs /t, 2004-2008,
	2004	2005	2006	2007	2008
Tonnes Milled 000's	2,000	2,200	2,200	2,200	2,200
Mine
Manpower Fixed	2.47	2.20	2.18	2.18	2.18
Manpower Variable	3.73	4.00	4.02	4.02	4.02
Other Fixed	1.36	1.20	1.20	1.20	1.20
Other Variable	6.32	6.16	6.16	6.16	6.16
Mine Total	13.88	13.56	13.56	13.56	13.56
Mill
Manpower Fixed	1.23	1.61	1.40	1.40	1.40
Other Fixed	0.35	0.41	0.36	0.36	0.36
Other Variable	3.17	4.11	3.85	3.85	3.85
Mill Total	4.75	6.13	5.61	5.61	5.61
Administration
Fixed	4.98	4.87	5.20	5.20	5.20
Variable	6.17	5.19	4.43	4.07	4.07
Admin Total	11.15	10.06	9.63	9.27	9.27
Total Unit Operating Cost	29.88	29.75	28.80	28.44	28.44
Annual Cost M		59.56	65.45	63.36	62.57
62.57

18.4

EuroZinc Capital Cost Estimates

WAI were unable to ascertain detailed capital cost estimates for the SOMINCOR LOM Plan. However, capital costs for 2004 were estimated at 18.9M and included some 11M for capital development, 4.3M for completion of the tailings dam embankment, and a further 3.6M accrued as an allowance of 2/t mined for replacement equipment.

EuroZinc have prepared a detailed estimate for annual capital commitments for their 2.2Mtpa production schedule and model as shown in Table 18.3.

WAI/61-0222	134	5 March 2004

Table 18.4: EuroZinc Capital Estimates, 2004-2008, '000
Item	2004	2005	2006	2007	2008
Exploration and Studies	1,470	729	600	600	600
Development	9,002	8,698	8,582	8,400	7,342
Equipment Replacement	2,000	2,000	2,000	2,000	2,000
Systems & Administrative Equip	1,000	1,000	1,000	1,000	1,000
Leases	2,000	2,000	2,000	2,000	2,000
Other	1,100	2,450	500	500	500
Tailings Dam	4,291	-	-	-	-
Paste Fill plant for tailings	-	5,000	-	-	-
Total Capital - '000	20,863	21,877	14,682	14,500	13,422
Total Capital - $'000	26,079	26,253	16,884	15,950	14,114

Capital development costs have been calculated at 1,605/m for lateral and 463/m for raise development. Mine development in excess of 3,000mpa is assumed to be contracted out at a cost of 2,750/m.

Lease costs have been assessed at 2M per annum for the life of the mine operations.

Replacement and sustaining capital for the mine operations has been estimated at 2M per annum. There is little data available to substantiate this figure, however, WAI is of the opinion that this is a reasonable estimate of annual requirements. Additional mill capital expenditure is estimated as 1.1M for 2004 an 2.45M in 2005.

The tailings dam embankment works is ongoing and is due for completion in 2004. An amount of 4.291M is the SOMINCOR estimate for these works in 2004. As a major part of the future closure programme for the tailing facility it is intended to commission a dedicated past tailings plant for dry closure. This cost has been estimated at 5M for 2005.

If the additional development requirements for the accelerated ore production is not commissioned and ore production remains the average of previous years ie +/-1.8Mt, WAI estimates that capital commitments will reduce by some 2-3m per annum.

The total capital requirements through to the EuroZinc end of mine life plan in 2012 is 130.13M. WAI is of the opinion that this is a reasonable estimate of the ongoing capital requirements for the mine.

WAI/61-0222	135	5 March 2004

18.5

EuroZinc LOM 2.2Mtpa Copper, Base Case Financial Model

EuroZinc have prepared a LOM financial model prepared in Excel(r) for the Neves Corvo Mine based on data obtained from SOMINCOR during the due diligence period and additional assumptions as to improvements in efficiency and reduction in both fixed and variable costs.

WAI has examined the main technical inputs relevant to the model, namely; copper reserve/ resource statements, mine production rate, development requirements, metallurgical recoveries, operating costs, capital expenditures, etc, and has concluded that the parameters used in the calculation of the cashflow assumptions are reasonable.

However, WAI has not been able to audit in detail the assumptions made and has relied in good faith on data provided by EuroZinc supplemented by operating data from SOMINCOR . The cashflow projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments.  While the cashflow projections are specific they have not been prepared by WAI but are based on upon a variety of estimates and assumptions made by EuroZinc with respect to general economics, copper metal market rates, the $:  rate, interest rates, operating and capital expenditure and working capital requirements. The model provides an indication of the likely pre tax operating returns, however, there can be no assurances that the assumptions made in preparing these cashflow projections will prove accurate, and actual results may be materially greater or less than those contained in such projections.

The production schedule is based on the increased copper ore mining rate of 2.2Mtpa and an accelerated development schedule to achieve this rate. Mill recoveries of 88% have been assumed with a concentrate grade of 24.1% copper. Operating costs are based on actual costs obtained from SOMINCOR and factored to reflect improvements in efficiency brought about by the introduction of a 7 day working week. Capital expenditure has been assessed against SOMINCOR's existing plans and altered to reflect changes in emphasis and timing. The mine closure fund has been accumulated at a rate felt to be appropriate to provide the required bullet payment on mine closure.

The Purchase Agreement stipulates that Price Participation will be in force for the first 4 years after the sale of SOMINCOR. In the first year this equates to 50% of the copper price above a base of $0.90/lb and for the subsequent 3 years 50% of the copper price above $0.95/lb. The financial model has taken recognition of this Price Participation clause.

The salient details of the financial model are given in Table 18.5.

WAI/61-0222	136	5 March 2004

Table 18.4: Eurozinc Life of Mine Plan, JORC Classified, Base Case Financial Model
Year	2004	2005	2006	2007	2008	2009	2010	2011	2012	Total
Copper Price $/lb (net)	1.00	0.975	0.95	0.90	0.90	0.90	0.90	0.90	0.90	0.925
Exchange Rate $:	1.25	1.20	1.15	1.1	1.05	1.05	1.05	1.05	1.05	1.1
Ore Milled, Mt	2.0	2.2	2.2	2.2	2.2	2.2	2.2	2.2	1.85	19.25
Grade Copper, %	5.39	5.44	5.42	5.33	5.30	4.79	4.60	4.62	4.33	5.04
Mill Recovery, %	0.88	0.88	0.88	0.88	0.88	0.88	0.88	0.88	0.88	0.88
Copper Concentrate, %	24.1	24.1	24.1	24.1	24.1	24.1	24.1	24.1	24.1	24.1
DMT Copper Concentrate, kt	393.63	437.01	435.40	428.17	425.76	384.79	369.53	371.13	292.85	3,538.26
Payable Copper, Mlbs	200.46	222.55	221.73	218.05	216.82	195.96	188.19	189.01	149.14	1,801.92
Gross Copper Revenue, $M	200.46	216.99	210.65	196.25	195.14	176.36	169.37	170.11	134.23	1669.55
Gross Silver Revenue, $M	3.65	4.01	4.01	4.01	4.01	4.01	4.01	4.01	3.38	35.10
Deductions, $M	31.81	36.64	46.36	45.60	45.34	41.01	39.40	39.57	31.24	356.96
Net Value(1), $M	172.29	184.36	168.30	154.66	153.81	139.37	133.98	134.55	106.37	1,347.69
NSR(2), $M	161.49	172.37	156.35	142.91	142.13	128.81	123.84	124.36	98.32	1,248.60
Operating Costs(3),$M	84.38	88.93	82.72	78.19	74.68	74.58	74.54	74.54	62.74	695.28
Pre-tax Op Cash-flow(4), $M	77.10	83.45	73.64	64.73	67.46	54.23	49.30	49.82	35.58	555.31
Capital Expenditure, $M	26.079	26.253	16.884	15.950	14.114	12.343	9.144	7.253	2.415	130.43
Closure Fund(5), $M	7.50	7.80	7.48	7.15	6.83	6.83	6.83	6.83	5.78	63.00
Cash Cost Cu(6), $/lb payable	0.61	0.59	0.61	0.60	0.58	0.62	0.63	0.63	0.66	0.61

Note: Figures may not agree due to rounding.

(1)

Net Value includes smelting and refining charges.

(2)

NSR calculated as Net Value minus transportation and selling costs.

(3)

Operating Costs includes: site operating costs, government royalties (calculated as 0.75% of NSR), and off site G&A.

(4)

Pre-Tax Operating cash-flow does not include tax and capital commitments.

(5)

Closure fund accrues interest at 3% per annum, including starting fund of c. $15M, final fund at end of mine life $99.5M.

(6)

Including silver credits and excluding capital costs.

A variable copper price and exchange rate has been used in the financial model with a weighted average of $0.925/lb copper and $1.1:1.

Cash cost of payable copper over the mine life is estimated at $0.61/lb, including silver credits and excluding capital costs. However, cash costs in the initial 5 years will be in the range of $0.61-0.58/lb. The SOMINCOR Gross Cash Costs for 2003 are given as $0.619/lb

The life of mine operating costs for the mine, mill, and administration have been estimated at $612.8M ($31.83/t). Capital costs for the life of mine have been estimated at $130.43M.

WAI/61-0222	137	5 March 2004

Closure provision accumulates at the rate of approximately 3.9/t mined for a total fund at end of mine life of $63M excluding the existing fund built up by SOMINCOR in preceding years. An interest allowance of 3% per annum has been assumed for this fund and including the initial 12M set aside by SOMINCOR the total final fund will be $99.4M.

The model has been prepared on an all equity basis with a purchase price of 128M for SOMINCOR. Base case Net Present Value (NPV) is shown in Table 18.6.

Table 18.5: Eurozinc Base Case Financial Model, Neves Corvo NPV
	Discount Rate	NPV $M
Base Case NPV Post Acquisition Copper $0.925/lb Exchange Rate $1.1:1	5%	300.32
	7%	276.81
	10%	246.64
	15%	206.88

18.5.1

Sensitivity Analysis

WAI has performed a simplistic sensitivity analysis on the EuroZinc project Net Present Value (NPV) model presented in their 2.2Mtpa copper production schedule.  The EuroZinc financial model assumes a base purchase price of 128M for the Neves Corvo asset. Table 18.7 shows the likely NPV's at a range of discount rates and changes in the base copper metal price, exchange rate, capital and operating costs of +/-10%. These NPV projections should only be regarded as indicative.

Table 18.7: NPV Sensitivity Analysis
Input Parameter	Net Present Value (post acquisition), $M
Discount rate	5%	7%	10%
Base Case	300.32	276.81	246.64
Base Case Copper, -10%,	200.26	184.76	164.85
Base Case Copper, +10%	396.57	365.51	325.51
Exchange Rate, -10% on	346.51	319.52	284.85
Exchange rate, +10% on	252.53	232.71	207.26
Capital Costs, -10%	311.28	287.09	256.02
Capital Costs, +10%	289.36	266.54	237.26
Operating Costs, -10%	354.24	326.43	290.74
Operating Costs, +10%	246.40	227.20	202.54

These variations in NPV at discount rates of 5%, 7% and 10% are shown graphically in Figures 18.1 to 18.4.

WAI/61-0222	138	5 March 2004

Figure 18:1: Neves Corvo Financial Model Sensitivity to Copper Price

Figure 18.1 shows the effect on NPV at copper prices of $0.80/lb to $1.50/lb in increments of $0.10/lb. Price participation has been assumed for the initial 4 years in copper prices above $0.90/lb and $0.95/lb.

Figure 18:2: Neves Corvo Financial Model Sensitivity to $: Exchange Rate

Figure 18.2 shows the effect on NPV at discount rates of 5%, 7% and 10% at $: exchange rates of $0.9: to $1.3:.

WAI/61-0222	139	5 March 2004

Figure 18:3: Neves Corvo Financial Model Sensitivity to Mine Operating Costs

Figure 18.3 shows the effect on NPV at discount rates of 5%, 7% and 10% on a -10% and +10% variation in mine operating costs.

Figure 18:4: Neves Corvo Financial Model Sensitivity to Capital Costs

Figure 18.4 shows the effect on NPV at discount rates of 5%, 7% and 10% on a -10% and +10% variation in mine capital costs.

WAI/61-0222	140	5 March 2004

The sensitivity analysis shows that the project is most sensitive to the copper price and least sensitive to the capital costs.

18.6

Conclusions

In the opinion of WAI EuroZinc have prepared an achievable Life of Mine plan for the copper ores subject to the successful implementation of their proposed 7 day mining schedule.

Their annual production rate of 2.2Mtpa is some 22% greater than that proposed by SOMINCOR. WAI concur that the operation should  be able to handle such production levels should changes to the management structure and the 7 day working week be introduced.

The mine has the capability in terms of hoisting capacity and mobile equipment to produce 2.2Mtpa. The mill has sufficient milling capacity to process this additional tonnage and to achieve recoveries of 88%.

The EuroZinc model provides an indication of the likely pre tax operating returns, however, there can be no assurances that the assumptions made in preparing these cashflow projections will prove accurate, and actual results may be materially greater or less than those contained in such projections.

The EuroZinc financial model, on an all equity basis, estimates the Net present Value, post acquisition and at a discount rate of 7%, of the Neves Corvo Mine as being $276.81M at an average copper price of $0.925/lb and an exchange rate of $1.1: 1.

Cash cost of payable copper over the mine life is estimated at $0.61/lb, excluding capital costs. However, cash costs in the initial 5 years will be in the range of $0.61-0.58/lb.

Additional value to the project may be added with the inclusion of the Inferred copper resources giving a Proven and Probable reserve of 19.7Mt at 4.88% Cu and an Inferred resource of 8.03Mt at 3.57% Cu which would extend the mine life to 2016.

The zinc resources also have potential to add value to the project, however, at this stage there is insufficient information on either the zinc resource or its metallurgical response to apportion any value to this material. In the opinion of WAI, on successful completion of additional resource definition and detailed metallurgical testwork (as is contemplated by EuroZinc), the zinc resource will be likely to add material value to the project.

WAI/61-0222	141	5 March 2004

MATERIAL CHANGE REPORT

Form 53-901F Under Section 85(1) of the British Columbia Securities Act

Form 27 Under Section 146(1) of the Alberta Securities Act

Form 27 Under Section 73 of the Quebec Securities Act

(Individually, the "Act" and collectively, the "Securities Acts")

1.

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

EUROZINC MINING CORPORATION (the "Company")
1045-1050 West Pender Street
Vancouver, BC  V6E 3S7

2.

Date of Material Change

State the date of the material change.

March 5, 2004

3.

Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC), Section 146(1) (AB) and Section 73 (QUE) of the Securities Acts.

March 5, 2004

The Press Release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Quebec Securities Commissions.

4.

Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announces that it has signed a definitive purchase agreement with Empresa de Desenvolvimento Mineiro, SGPS, S.A. ("EDM") and the Rio Tinto Group ("RTZ") to purchase the Neves Corvo copper mine in Portugal (the "Neves Corvo Mine") and has paid a 10 million Euro deposit.  The purchase of the Neves Corvo Mine will be through the acquisition of 100% of the outstanding shares of Somincor SA, the operating company and sole owner of the Neves Corvo Mine, for a total purchase price of 128 million Euros plus the settlement of outstanding debts and shareholder loans owed by Somincor SA, totalling approximately 27.6 million Euros.  Closing of the acquisition must take place by June 3, 2004.

5.

Full Description of Material Change

The Company announces that it has signed a definitive purchase agreement with EDM and RTZ to purchase the Neves Corvo Mine and has paid a 10 million Euro deposit.  The Company has used part of its proceeds from its recently completed Cdn$30 million financing to pay for the deposit and will use the remaining proceeds for the partial payment of the overall purchase price.

Under the terms of the definitive purchase agreement, the Company will acquire 100% of the outstanding shares of Somincor SA, the operating company and sole owner of the Neves Corvo Mine, for a total purchase price of 128 million Euros (approximately US$156 million) and will be obligated to settle outstanding debts and shareholder loans owed by Somincor SA, totalling approximately 27.6 million Euros (approximately US$33.6 million).  The Company intends to finance the balance of the funds required for the purchase of the Neves Corvo Mine, through the acquisition of Somincor SA, through a combination of debt and equity financings and through proceeds received from the prepayment for copper concentrates.

Since December 31, 2002, Somincor SA has been restricted from paying dividends to its current shareholders, and therefore, as a result, revenue generated from the operation of the Neves Corvo Mine must remain in Somincor SA up to and including the date of closing of the acquisition.  Closing of the acquisition must take place by June 3, 2004.

6.

Reliance on Section 85(2)(BC), Section 146(2)(AB) and Section 74 (QUE) of the Securities Acts

Not applicable

7.

Omitted Information

Not applicable.

8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron A. Ewing
1045-1050 West Pender Street
Vancouver, BC  V6E 3S7
Phone: 604-681-1337

9.

Statement of Senior Officer

DATED at Vancouver, this 11th day of March, 2004.

"Ron Ewing" Ron Ewing Vice-President and Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.  ANY FAILURE TO ACCOMPANY A FORM OR

APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

March 5, 2004

Release 09-04

EUROZINC SIGNS PURCHASE AGREEMENT FOR NEVES CORVO

EuroZinc Mining Corporation (the "Company") is pleased to announce that the definitive agreement for the purchase of the Neves Corvo copper mine in Portugal has now been signed and a 10 million Euro deposit has been made. The purchase agreement was signed with the owners of the mine, Empresa de Desenvolvimento Mineiro, SGPS, S.A. ("EDM") and the Rio Tinto Group ("RTZ"). The acquisition must close within ninety days of this date.

Under the terms of the definitive agreement, EuroZinc will purchase 100% of the outstanding shares of the operating company, Somincor SA, for a total price of 128 million Euros (approximately US$156 million at current exchange rates), and will be obligated to settle outstanding debts and shareholder loans on closing totalling approximately 27.6 million Euros (approximately US$33.6 million). However, Somincor has been restricted from paying dividends to its current owners since December 31, 2002, and as a result, cash generated from the operation of the mine must remain in Somincor up to and including the date of closing of the acquisition. The Company used the proceeds from the recently completed Cdn$ 30 million financing for the required deposit and the overall purchase price. The Company plans to finance the balance of the funds required for the purchase through a combination of debt, equity, and proceeds from prepayment for copper concentrates. Details of the proposed financing plan will be released as it is finalized.

The signing of the agreement is yet another significant step for the Company toward becoming a mid-tier, diversified base metal mining company. With the recent surge in base metal prices, the Company believes that the timing for the acquisition and start-up of the currently owned Aljustrel mine is excellent.

EUROZINC MINING CORPORATION

"Alvin W. Jackson"

President

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

February 23, 2004

Release 08-04

EUROZINC OFFICIAL WINNING BIDDER FOR NEVES CORVO

EuroZinc Mining Corporation (the "Company") is very pleased to announce that the Company has been officially notified that it is the winning bidder for the Neves Corvo copper mine in Portugal. The Company now has ten days to make a 10 million Euro deposit and sign a definitive purchase agreement with the owners of the mine, Empresa de Desenvolvimento Mineiro, SGPS, S.A. ("EDM") and the Rio Tinto Group ("RTZ"). A portion of the funds from the Company's previously announced Cdn$30 million financing have been allocated for this purpose and all of the funds are to be released from escrow now that the official notice has been received. The acquisition must close within ninety days of the date that the definitive agreement is signed, which is expected to be March 4.

Neves Corvo is an underground mine located in the Iberian Pyrite Belt, and has been a significant producer of copper since opening in 1989. Since the start of production the mine has produced a total of approximately 1.8 million tonnes of copper metal, and in the year 2003 produced approximately 80,000 tonnes of copper metal. The mine has also produced tin since 1989. Tin production from the mine ceased in 2003 due to a reduction in available tin ore. When tin ore is available, it will be stockpiled and processed through the tin plant on a campaign basis.

The current plan for the mine allows for another fifteen years of production, but it is expected that production can be extended beyond that time with additional drilling. At the end of 2002, measured, indicated and inferred copper resources were reported as 22.2 million tonnes of measured resources with an average grade of 5.65% copper, 0.8 million tonnes indicated resources with an average grade of 4.40% copper, and 7.6 million tonnes inferred resources with an average grade of 4.03% copper. The mine also has reported indicated and inferred zinc resources comprised of 26 million tonnes indicated resources with an average grade of 6.40% zinc and 24 million tonnes inferred resources with an average grade of 5.55% zinc. The current capacity of the copper mill on site is approximately 2.2 million tonnes of ore per annum, and there is additional capacity of 0.40 million tonnes in the copper/tin plant.

Under the terms of the definitive agreement to be signed, EuroZinc will purchase 100% of the outstanding shares of the operating company, Somincor SA, for a total price of 128 million Euros (approximately US$161 million), and will be obligated to settle outstanding debts and shareholder loans on closing totalling approximately 27.6 million Euros (approximately US$35 million). Also under the terms of the agreement, there is a price participation clause whereby, for a period of four years, EDM and RTZ together will share equally with EuroZinc the marginal revenue from the sale of copper concentrates when the average price of copper (calculated on a quarterly basis) exceeds US$0.90/lb. for the first year and US$0.95/lb. for the three years thereafter. The Company will use the proceeds from the recently completed Cdn$ 30 million financing for the required deposit and the overall purchase price. In addition, the Company plans to finance the balance of the funds required for the purchase through a combination of debt, equity, and proceeds from prepayment for copper concentrates.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

News Release

/2

EuroZinc currently owns the Aljustrel zinc mine, which is located some 40 kilometres northwest of the Neves Corvo mine and has been on care and maintenance pending a sustained recovery in zinc prices. The mine includes a modern mill complex, tailings facility, and extensive infrastructure. The Company completed a bankable feasibility study in 2000, which was subsequently upgraded in 2001. The study is based on a 10 year mine plan with an annual production rate of 1.8 million tonnes of ore and approximately 80,000 tonnes of zinc metal, 18,000 tonnes of lead, and 1.3 million ounces of silver. Aljustrel has zinc reserves of 14.4 million tonnes with an average grade of 5.49% zinc, and copper reserves of 1.6 million tonnes with an average grade of 2.16% copper. The Company has initiated the detailed engineering work associated with the mill upgrades required to bring the mine into production as per the 2001 bankable feasibility study. This work is being undertaken by Mintec, the engineering division of Outokumpu Oyj, as per the terms of a technical services contract with the Company.

EuroZinc will become a mid-tier, diversified base metal mining company through the successful acquisition of the operating Neves Corvo copper mine, and the start up of the Aljustrel zinc mine. With the recent surge in base metal prices, the Company believes that the timing for the acquisition and start-up Aljustrel is excellent. To take full advantage of current metal prices, management will endeavour to maximize copper production from Neves Corvo, examine the opportunities to exploit the extensive zinc resources from that mine, and fast track the start up of Aljustrel.

EUROZINC MINING CORPORATION

"Alvin W. Jackson"

President

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

February 13, 2004

Release 07-04

BID FOR NEVES CORVO OPENED BY JURY

EuroZinc Mining Corporation (the "Company") is pleased to announce that, further to the Company's release of February 9, 2004, the public session has now been held for the opening and admission of the Company's offer for the purchase of the Neves Corvo mine in Portugal. EuroZinc was the only company to file a bid for the mine on January 19, 2004 and the bid of 128 million Euros is now public information. The opening and admission of the offer is significant in that it confirms that EuroZinc's offer to purchase Neves Corvo is recognized as a conforming bid in all respects. In accordance with the official process, the jury handling the tender process now has up to ten days to report to the Board of Directors of Empresa de Desenvolvimento Mineiro, SGPS, S.A., the Portuguese government owned mining company, that EuroZinc's bid is in conformance. Within another twenty days there will be an official notice of the winning bid. Within ten days of the official notice, a 10 million Euro deposit must be made and a definitive purchase agreement will be signed. A portion of the funds from the Company's previously announced $30 million financing have been allocated for this purpose and will be released once official notice has been received. The acquisition must close within ninety days of the date that the definitive agreement is signed.

The Neves Corvo mine produced 330,000 tonnes of copper concentrates in 2003. At the end of 2002, measured, indicated and inferred copper resources were reported as 22.2 million tonnes of measured resources with an average grade of 5.65% copper, 0.8 million tonnes indicated resources with an average grade of 4.40% copper, and 7.6 million tonnes inferred resources with an average grade of 4.03% copper. The mine also has reported indicated and inferred zinc resources comprised of 26 million tonnes indicated resources with an average grade of 6.40% zinc and 24 million tonnes inferred resources with an average grade of 5.55% zinc. EuroZinc currently owns the Aljustrel zinc mine, which is located some 40 kilometres northwest of the Neves Corvo mine and has been on care and maintenance pending a sustained recovery in zinc prices. The successful acquisition of Neves Corvo and a return to production of Aljustrel will elevate EuroZinc to mid-tier status as a diversified base metal mining company.

EUROZINC MINING CORPORATION

"Alvin W. Jackson"

President

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

February 9, 2004

Release 06-04

NEVES CORVO BID PROCESS

EuroZinc Mining Corporation (the "Company") wishes to provide an update regarding the bid process for the sale of the Neves Corvo copper mine in Portugal. As required, the Company first filed its bid documents for the purchase of Neves Corvo on January 19, 2004, and has since learned that it is the only bidder to file such a bid through the public tender process. The Company's bid documents were formally admitted on January 26, 2004 .. EuroZinc will be notified by March 24, 2004, at the latest, whether its bid price has been accepted. Within ten days of the official notice, a 10 million Euro deposit must then be made and a definitive purchase agreement would be signed. The acquisition must close within ninety days of the date that the definitive agreement is signed.

The only conditions precedent for the release of the funds from escrow from the Company's recently completed $30 million offering is the official notice that the Company's bid price has been accepted, and the acceptance of the TSX Venture Exchange for the acquisition. The Company has filed for acceptance of the acquisition with the TSX Venture Exchange as of this date, and does not expect the regulatory acceptance process to conflict with the public tender process in Portugal. The funds required for the deposit will be released immediately when EuroZinc confirms that official notice has been received that its bid to purchase 100% of the Neves Corvo mine has been accepted.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

February 9, 2004

Release 05-04

$30 MILLION EQUITY FINANCING CLOSED

EuroZinc Mining Corporation (the "Company") is pleased to announce that it has closed on its $30 million underwritten financing with a syndicate of underwriters. The offering was first announced as a $20 million financing on January 23, 2004, and was subsequently increased to $30 million on January 27, 2004, after the underwriters exercised their option to increase the size of the offering. The offering is comprised of a total of 75,000,000 Special Warrants, sold at a price of $0.40 and exercisable, for no additional consideration, into one Unit consisting of one EuroZinc common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one EuroZinc common share at an exercise price of $0.50 per share for the first 12 months, rising to an exercise price of $0.75 for the subsequent 12 months.

The gross proceeds from the offering were placed in escrow and will be released immediately when EuroZinc confirms that official notice has been received that its bid to acquire 100% of the Neves Corvo mine has been accepted, that all conditions precedent to the signing of the definitive agreements in respect of the acquisition have been satisfied, and that the TSX Venture Exchange has accepted the acquisition (see News Release dated January 20, 2004). If the Company does not confirm such matters by April 30, 2004, Special Warrant holders may elect to cancel their Special Warrants and have their subscription proceeds returned.

In connection with the offering, the underwriters received compensation options entitling them to acquire up to 5,250,000 Units, exercisable at $0.40 per Unit for a period of 18 months. A cash commission equal to 6.5% of the gross proceeds was also paid.  All of the securities issued are subject to a four-month hold period due to expire on June 7, 2004. Proceeds from the offering will be used for the deposit required for the purchase of Neves Corvo in the event that EuroZinc's bid for Neves Corvo is accepted, and for general corporate purposes.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

MATERIAL CHANGE REPORT

Form 53-901F Under Section 85(1) of the British Columbia Securities Act

Form 27 Under Section 146(1) of the Alberta Securities Act

Form 27 Under Section 73 of the Quebec Securities Act

(Individually, the "Act" and collectively, the "Securities Acts")

1.

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

EUROZINC MINING CORPORATION (the "Company")
1045-1050 West Pender Street
Vancouver, BC  V6E 3S7

2.

Date of Material Change

State the date of the material change.

January 23, 2004 and January 27, 2004

3.

Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC), Section 146(1) (AB) and Section 73 (QUE) of the Securities Acts.

January 23, 2004 and January 27, 2004

The Press Release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Quebec Securities Commissions.

4.

Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that, subject to regulatory approval, it has arranged a financing (the "Offering"), on a bought deal underwritten basis, through a syndicate of underwriters ("the Underwriters") lead by Paradigm Capital Inc., and including Pacific International Securities Inc.,   of 50,000,000 special warrants (the "Special Warrants") at a price of $0.40 per Special Warrant for aggregate gross proceeds of $20 million. Each Special Warrant will be exercisable, for no additional consideration, into one unit (a "Unit") consisting of one common share of the Company (a "Share") and one half of a share purchase warrant (each whole warrant a "Warrant").  Each whole Warrant will be exercisable by the holder for a period of two years to purchase an additional common share (a "Warrant Share") of the Company at an exercise price of $0.50 per Warrant Share during the first 12 months and thereafter at an exercise price of $0.75 per Warrant Share until the expiry date of the Warrants.

In addition, the Company issued to the Underwriters' an option (the "Option") to increase the size of the Offering by up to an additional 25,000,000 Special Warrants, for additional gross proceeds to the Company of up to $10 million.  The Underwriters have exercised the Option in full.

Proceeds from the placement will be used for the deposit required for the purchase of the Neves Corvo mine in the event that the Company is announced as the winning bidder of the tender process and to pay the Underwriters' cash commission.

5.

Full Description of Material Change

The Company announced that, subject to regulatory approval, it has arranged the Offering, on a bought deal underwritten basis, through a syndicate of Underwriters lead by Paradigm Capital Inc., and including Pacific International Securities Inc., of 50,000,000 Special Warrants at a price of $0.40 per Special Warrant for aggregate gross proceeds of $20 million. Each Special Warrant will be exercisable, for no additional consideration, into one Unit consisting of one Share and one half of a Warrant.  Each whole Warrant will be exercisable by the holder for a period of two years to purchase an additional Warrant Share at an exercise price of $0.50 per Warrant Share during the first 12 months and thereafter at an exercise price of $0.75 per Warrant Share until the expiry date of the Warrants.

In addition, the Company issued to the Underwriters' an Option to increase the size of the Offering by up to an additional 25,000,000 Special Warrants, for additional gross proceeds to the Company of up to $10 million.  The Underwriters have exercised the Option in full.

The Special Warrants will be exercisable at any time prior to 5:00 p.m. (EST) on the date that is the earlier of (the "Expiry Date"):  (i) May 13, 2004; and (ii) the first business day after the date the Company certifies to the Underwriters (the "Certification") that all conditions precedent to the execution of a definitive agreement (the "Definitive Agreement") to acquire the Neves Corvo copper mine in Portugal have been satisfied but for the posting of a bank guarantee in the amount of ten million euros and that the parties intend to execute the Definitive Agreement forthwith upon the posting of the bank guarantee.

As consideration for the Underwriters' services, the Company has agreed to pay a cash commission equal to 6.5% of the total gross proceeds of the Offering and to issue warrants entitling the Underwriters to purchase, for a period of 18 months from the closing of the Offering, Units (the "Underwriters' Units") of the Company, having the same terms and conditions as the Units issuable upon exercise of the Special Warrants, at an exercise price of $0.40 per Underwriters' Unit.

All of the gross proceeds of the Offering, including the cash commission payable to the Underwriters, will be placed in escrow and will be, subject to the rights of the subscribers to request repayment of their subscription funds in certain circumstances, released to the Company, less the Underwriters' cash commission which will be released to the Underwriters, on the Expiry Date. If the Issuer has not delivered the Certification to the Underwriters on or prior to April 30, 2004, each holder of Special Warrants not previously exercised will be entitled to elect either (a) to require the escrow agent to deliver to such holder an amount equal to the subscription price of such holder's Special Warrants and such Special Warrants will be cancelled and of no further force or effect; or (b) that the holder's Special Warrants be exercised at no additional cost; provided that, in the absence of such election being made by the holder on or before the Expiry Date, the holder shall be deemed to have elected to exercise such Special Warrants. To the extent that holders of Special Warrants elect to receive a reimbursement of the subscription price for such holders' Special Warrants, the Underwriters' cash commission held in escrow will be reduced accordingly.

6.

Reliance on Section 85(2)(BC), Section 146(2)(AB) and Section 74 (QUE) of the Securities Acts

Not applicable.

7.

Omitted Information

Not applicable.

8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron A. Ewing
1045-1050 West Pender Street
Vancouver, BC  V6E 3S7
Phone: 604-681-1337

9.

Statement of Senior Officer

DATED at Vancouver, this 29th day of January, 2004.

"Ron Ewing" Ron Ewing Vice-President and Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.  ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

January 27, 2004

Release 04-04

UNDERWRITERS EXERCISE OPTION

EuroZinc Mining Corporation ("EuroZinc" or "the Company") is pleased to announce that a syndicate of underwriters have exercised their option to purchase an additional 25,000,000 Special Warrants of the issue announced on January 23, 2004 at a purchase price of $0.40 per Special Warrant. The aggregate gross proceeds of the offering, including the option, will be $30 million.

On January 23, 2004 EuroZinc announced that it had entered into an agreement with a syndicate of underwriters, which had agreed to purchase, on a bought deal basis, 50,000,000 Special Warrants of the Company at a purchase price of $0.40 per Special Warrant, for aggregate gross proceeds of $20 million. The underwriters had the option to purchase up to an additional 25,000,000 Special Warrants at the issue price on or prior to the closing date for additional gross proceeds of $10 million.

As indicated in the press release of January 23, each Special Warrant will be convertible, for no additional consideration, into one unit (a "Unit") consisting of one EuroZinc common share and one half of one share purchase warrant. Each full share purchase warrant shall entitle the holder to purchase one EuroZinc common share at a price of $0.50 exercisable for the first 12 months, rising to an exercise price of $0.75 for the subsequent 12 months, after the closing date of the offering. The offering is scheduled to close on February 6, 2004.

Proceeds from the placement will be used for the deposit required for the purchase of the Neves Corvo mine in the event that EuroZinc is announced as the winner of the sale process, and for working capital.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

January 23, 2004

Release 03-04

$20 MILLION BOUGHT DEAL FINANCING

EuroZinc Mining Corporation ("EuroZinc" or the "Company") is pleased to announce that it has entered into a bought deal financng agreement (the "Offering") with a syndicate of underwriters ("the Underwriters"). The financing will comprise 50,000,000 Special Warrants for aggregate gross proceeds of $20.0 million. Each Special Warrant will be sold at a price of $0.40 and to be convertible, for no additional consideration into one unit (a "Unit") consisting of one EuroZinc common share and one half of one share purchase warrant. Each full share purchase warrant shall entitle the holder thereof to purchase one EuroZinc common share at a price of $0.50 exercisable for the first 12 months, rising to an exercise price of $0.75 for the subsequent 12 months, after the closing date of the Offering.

The Special Warrants will be exercisable at any time prior to 5:00 p.m. (EST) on the date that is the earlier of: (i) May 13, 2004; and (ii) the third business day after the date EuroZinc enters into a definitive agreement (the "Definitive Agreement") to acquire 100% of the Neves Corvo mine. If a definitive agreement is not signed by April 30, 2004 special warrant holders may elect to cancel their special warrants and have their subscription proceeds returned.

In addition, there is an Underwriters option of increasing the size of the Offering by up to an additional $10 million.

All of the gross proceeds of the Offering will be placed in escrow pending the announcement that the Definitive Agreement has been signed. Proceeds from the placement will be used for the deposit required for the purchase of Neves Corvo in the event that EuroZinc is announced as the winner of the sale process.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

January 20, 2004

Release 02-04

BID FOR NEVES CORVO COPPER MINE

EuroZinc Mining Corporation (the "Company") announces that it has submitted a bid to acquire the Neves Corvo copper mine in Portugal. The government of Portugal announced on November 18, 2003 that the mine would be sold through a public tender process. The mine is owned by Somincor S.A., which is a Portuguese company owned 51% by Empresa de Desenvolvimento Mineiro, SGPS, S.A. ("EDM"), the Portuguese government owned mining company, and 49% by the Rio Tinto Group ("RTZ"). All bids for the mine were to be submitted as of January 19 and a final candidate is expected to be chosen by February, 2004. The sale is to be concluded by the end of May, 2004.

In 2002 the Neves Corvo mine produced 320,000 tonnes of copper concentrates. EuroZinc believes that common ownership of Somincor and Pirites Alentejanas SA, the 99.6% owned Portuguese subsidiary of EuroZinc, which owns the Aljustrel zinc mine located some 40 kilometres northwest of the Neves Corvo mine, would result in significant synergies and benefits for both operations. The successful acquisition of Somincor would also elevate EuroZinc to mid-tier status as a diversified base metal mining company.

EuroZinc's bid for Somincor is supported by a Cooperation Agreement with Boliden AB and Outokumpu Oyj. Under this agreement Outokumpu and Boliden will support EuroZinc with general operating and technology services. Outokumpu has further agreed to enter into a Technical Services Agreement to support EuroZinc with a range of technology services including supply of equipment. Boliden will enter into a long- term agreement for off-take of copper concentrates.

Boliden is one of the leading mining and smelting companies in the world with operations in Sweden, Finland, Norway, Ireland, and Canada. Boliden's main products are copper, zinc, lead, gold, and silver. Boliden's shares are quoted on the Stockholm Stock Exchange in Sweden as well as on the Toronto Stock Exchange in Canada.

Outokumpu Oyj is a dynamic metals and technology group, focused on stainless steel and fabricated copper products, as well as on technology for the mining and metallurgical industry. Outokumpu is listed on the Helsinki Stock Exchange.

EUROZINC MINING CORPORATION

"Alvin W. Jackson"

Alvin W. Jackson, President & COO

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act

Form 27 Under Section 118(1) of the Alberta Securities Act

Form 27 Under Section 73 of the Quebec Securities Act

(Individually, the "Act" and collectively, the "Securities Acts")

1.

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

EUROZINC MINING CORPORATION (the "Company")
1045-1050 West Pender Street
Vancouver, BC  V6E 3S7

2.

Date of Material Change

State the date of the material change.

January 5, 2004

3.

Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC), Section 118(1) (AB) and Section 73 (QUE) of the Securities Acts.

January 6, 2004

The Press Release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Quebec Securities Commissions.

4.

Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has completed the final closing of its brokered private placement previously announced on December 8, 2003.  A total of 12,000,000 units ("Units") were sold at a price of $0.25 per Unit for gross proceeds of $3,000,000.  Each Unit consists of one common share ("Share") and one-half of a share purchase warrant ("Warrant").  Each whole Warrant is exercisable at a price of $0.40 until July 5, 2005.

5.

Full Description of Material Change

The Company has completed the final closing of its brokered private placement previously announced on December 8, 2003.  A total of 12,000,000 Units were sold at a price of $0.25 per Unit for gross proceeds of $3,000,000.  Each Unit consists of one Share and one-half Warrant.  Each whole Warrant is exercisable at a price of $0.40 until

July 5, 2005.  In connection with the financing, the agents of the offering, Paradigm Capital Inc. and Pacific International Securities Inc. (the "Agents"), received compensation options entitling them to acquire that number of Units which is equal to 10% of the number of Units sold, exercisable at a price of $0.25 per Unit until July 5, 2005.  The Agents were also paid a cash commission equal to 7% of the gross proceeds .  Proceeds from the placement will be used to arrange project financing for the Company's Aljustrel project in Portugal, potential acquisitions and general corporate purposes.

6.

Reliance on Section 85(2)(BC), Section 118(2)(AB) and Section 74 (QUE) of the Securities Acts

7.

Omitted Information

Not applicable.

8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron A. Ewing
1045-1050 West Pender Street
Vancouver, BC  V6E 3S7
Phone: 604-681-1337

9.

Statement of Senior Officer

DATED at Vancouver, this 7th day of January, 2004.

"Ron Ewing" Ron Ewing Vice-President and Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.  ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

January 6, 2004

Release 01-04

FINAL CLOSING OF PRIVATE PLACEMENT COMPLETED

EuroZinc Mining Corporation (the "Company") is pleased to announce that it has now completed the final closing of the private placement announced on December 8, 2003. A total of 12,000,000 units were placed in the final closing at a price of $0.25 per unit for gross proceeds of $3,000,000. Including the first closing, the private placement totalled 38,479,000 units for gross proceeds of $9,619,750. Each unit consists of one common share and one-half share purchase warrant exercisable at a price of Cdn$0.40 for a period of 18 months from closing. In connection with the financing, the agents for the offering received compensation options entitling them to acquire that number of units that is equal to 10% of the number of units placed, exercisable at Cdn$0.25 per unit for a period of 18 months following closing. A cash commission equal to 7% of the gross proceeds was also paid. All of the securities issued are subject to a four-month hold period. Proceeds from the placement will be used for the Company's Aljustrel project in Portugal, to arrange project financing for the project, for potential acquisitions and for general corporate purposes.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

EARLY WARNING REPORT FILED PURSUANT TO

NATIONAL INSTRUMENT 62-103

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

SECTION 141 OF THE SECURITIES ACT (ALBERTA)

SECTION 147 OF THE SECURITIES ACT (QUEBEC)

1.

The name and address of the offeror.

Resource Capital Fund L.P. ("RCF I") (a Cayman Islands Limited Partnership) c/o RCF Management L.L.C., 1400 Sixteenth Street, Suite 200, Denver, Colorado  80202 U.S.A.

2.

The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On December 18, 2003, RCF I converted its US$4,000,000 outstanding principal amount under the loan agreement dated April 21, 1999 (the "Loan") among EuroZinc Mining Corporation, ("EZM") AGC Minas de Portugal and RCF I into 20,844,736 common shares of EZM.  In addition, interest payments accrued and due under the Loan totalling US$21,869.39 were satisfied by the issuance of 115,051 EZM shares. Prior to this transaction, RCF I beneficially owned an aggregate of 15,836,700 common shares representing  approximately 6.3% of the issued capital of EZM.

3.

The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

RCF I now beneficially owns 36,836,700 common shares or approximately 15.1% of the issued shares of EZM.

4.

The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which:

(a)

the offeror, either alone or together with any joint actors, has ownership and control,

RCF I and Research Capital Fund II L.P. may be considered joint actors.  Together, they hold 165,587,582 common shares of EZM representing approximately 68% of the issued capital.

(b)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable

(c)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable

5.

The name of the market in which the transaction or occurrence took place.

This was an off-market transaction.

6.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

RCF I acquired the shares for investment purposes.  Presently RCF does not have any intention of acquiring any further securities of EZM but may acquire ownership of or control over further securities of EZM in the future, depending on market circumstances.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

N/A

8.

The names of any joint actors in connection with the disclosure required by this Form.

Research Capital Fund II L.P.

(a)

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

See item 2 above

(b)

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable

DATED this 19th  day of December, 2003.

RESOURCE CAPITAL FUND L.P.

By Resource Capital Associates L.L.C.,

General Partner

"Signed"

By:___________________________

Ryan T. Bennett

EARLY WARNING REPORT FILED PURSUANT TO

NATIONAL INSTRUMENT 62-103

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

SECTION 141 OF THE SECURITIES ACT (ALBERTA)

SECTION 147 OF THE SECURITIES ACT (QUEBEC)

1.

The name and address of the offeror.

Resource Capital Fund II L.P. ("RCF II") (a Cayman Islands Limited Partnership) c/o RCF Management L.L.C., 1400 Sixteenth Street, Suite 200, Denver, Colorado  80202 U.S.A.

2.

The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On December 18, 2003, RCF II converted its US$8,659,235 outstanding principal amount under the convertible loan facilities variously dated September 18, 2001 (the "Convertible Loan Facilities") between EuroZinc Mining Corporation, ("EZM") and RCF II into 112,651,304 common shares of EZM.  In addition, interest payments accrued and due under the Convertible Loan Facilities up to and including December 18, 2003 totalling US$486,454.74 have been satisfied by the payment of US$322,654.30 in cash and shall be satisfied by the issuance of 884,069 EZM shares in respect of the balance of US$163,800.44.  Prior to this transaction, RCF II beneficially owned an aggregate of 15,215,509 common shares representing  approximately 6.2% of the issued capital of EZM.

3.

The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

RCF II now beneficially owns 128,750,882 common shares or approximately 52.8% of the issued shares of EZM.

4.

The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which:

(a)

the offeror, either alone or together with any joint actors, has ownership and control,

RCF II and Research Capital Fund L.P. may be considered joint actors.  Together, they hold 165,587,582 common shares of EZM representing approximately 68% of the issued capital.

(b)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable

(c)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable

5.

The name of the market in which the transaction or occurrence took place.

This was an off-market transaction.

6.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

RCF II acquired the shares for investment purposes.  Presently RCF II does not have any intention of acquiring any further securities of EZM but may acquire ownership of or control over further securities of EZM in the future, depending on market circumstances.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

N/A

8.

The names of any joint actors in connection with the disclosure required by this Form.

Research Capital Fund L.P.

(a)

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

See item 2 above

(b)

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable

DATED this 19th  day of December, 2003.

RESOURCE CAPITAL FUND II L.P.

By Resource Capital Associates II L.L.C., G.P.

by RCA II GP Limited, G.P.

"Signed"

By:___________________________

Ryan T. Bennett

Resource Capital Fund L.P.                                                 Resource Capital Fund II L.P.

December 19, 2003

Resource Capital Fund L.P. ("RCF I"), managed by RCF Management L.L.C. of Denver, Colorado, has converted the full US$4,000,000 outstanding principal amount under the loan agreement dated April 21, 1999, among EuroZinc Mining Corporation ("EZM"), RCF I and AGC Minas de Portugal Limitada, as amended (the "Loan Agreement") into 20,844,736 common shares of EZM.

Total interest payments accrued and due under the Loan Agreement up to and including December 18, 2003 in the amount of U.S.$21,869.39 have been satisfied in full, through the issuance of 115,051 common shares of the Company to RCF.

Prior to the conversion, RCF I beneficially owned 15,876,913 common shares representing approximately 6.5% of the issued capital of EZM.  After the conversion and satisfaction of interest, RCF I now owns 36,836,700 common shares or approximately 15.1% of the issued shares of EZM.

Resource Capital Fund II L.P. ("RCF II"), managed by RCF Management L.L.C. of Denver, Colorado, has converted the full US$8,659,235 outstanding principal amount under the convertible loan facilities variously dated September 18, 2001 to August 12, 2003 between EZM and RCF II (the "Convertible Loan Facilities") into 112,651,304 common shares of EZM.

Total interest payments accrued and due under the Convertible Loan Facilities up to and including December 18, 2003 in the amount of U.S.$486,454.74 have been satisfied in full as follows:

(a)

U.S.$322,654.30 has been paid in cash to RCF II; and

(b)

U.S.$163,800.44 has been satisfied through the issuance of 884,069 common shares of EZM to RCF II.

Prior to the conversion, RCF II beneficially owned 15,215,509 common shares representing approximately 6.2% of the issued capital of EZM.  After the conversion and satisfaction of interest, RCF II now owns 128,750,882 common shares or approximately 52.8% of the issued shares of EZM.

RCF I and RCF II (collectively, the "Funds") are considered to be joint actors.  The Funds acquired the securities for investment purposes and may increase their beneficial ownership of EZM in the future depending on market circumstances. This was an off-market transaction.

Resource Capital Fund L.P

Resource Capital Fund II L.P.

Per:

"Ryan T. Bennett"

Per:

"Ryan T. Bennett"

     Authorized Signatory

      Authorized Signatory

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act

Form 27 Under Section 118(1) of the Alberta Securities Act

Form 27 Under Section 73 of the Quebec Securities Act

(Individually, the "Act" and collectively, the "Securities Acts")

1.

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

EUROZINC MINING CORPORATION (the "Company")
1045-1050 West Pender Street
Vancouver, BC  V6E 3S7

2.

Date of Material Change

State the date of the material change.

December 18, 2003

3.

Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC), Section 118(1) (AB) and Section 73 (QUE) of the Securities Acts.

December 18, 2003

The Press Release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Quebec Securities Commissions.

4.

Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has completed the first closing of its brokered private placement previously announced on December 8, 2003.  A total of 26,479,000 units ("Units") were sold at a price of $0.25 per Unit for gross proceeds of $6,619,750.  Each Unit consists of one common share ("Share") and one-half of a share purchase warrant ("Warrant").  Each whole Warrant is exercisable at a price of $0.40 until June 18, 2005.

5.

Full Description of Material Change

The Company announced that it has completed the first closing of its brokered private placement previously announced on December 8, 2003.  A total of 26,479,000 Units were sold at a price of $0.25 per Unit for gross proceeds of $6,619,750.  Each Unit consists of one Share and one-half of a Warrant.  Each whole Warrant is exercisable at a price of $0.40 until June 18, 2005.  In connection with the financing, the agents of the offering, Paradigm Capital Inc. and Pacific

International Securities Inc. (the "Agents"), received compensation options entitling them to acquire that number of Units which is equal to 10% of the number of Units sold, exercisable at a price of $0.25 per Unit until June 18, 2005.  The Agents were also paid a cash commission equal to 7% of the gross proceeds .  All of the securities issued are subject to a four-month hold period expiring on June 19, 2004.  Proceeds from the placement will be used to arrange project financing for the Company's Aljustrel project in Portugal, potential acquisitions and general corporate purposes.

The Company also announced that with the first closing, Resource Capital Funds (the "Funds") converted all of their outstanding loans totalling Cdn$19,086,967, to a total of 133,496,040 Shares of the Company.  The final interest payments associated with the loans totalling US$185,669,83 (Cdn$249,780), were also settled by issuing 999,120 Shares of the Company at a deemed price of $0.25 per Share.  As at December 18, 2003, the total number of issued and outstanding Shares of the Company is 243,494,190, which includes the Shares issued In connection with the first closing and the Shares issued to the Funds as referenced above.

6.

Reliance on Section 85(2)(BC), Section 118(2)(AB) and Section 74 (QUE) of the Securities Acts

7.

Omitted Information

Not applicable.

8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron A. Ewing
1045-1050 West Pender Street
Vancouver, BC  V6E 3S7
Phone: 604-681-1337

9.

Statement of Senior Officer

DATED at Vancouver, this 19th day of December, 2003.

"Ron Ewing" Ron Ewing Vice-President and Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.  ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

December 18, 2003

Release 08-03

PRIVATE PLACEMENT CLOSED

EuroZinc Mining Corporation (the "Company") is pleased to announce that it has now completed the first closing of the private placement announced on December 8, 2003. A total of 26,479,000 units were placed at a price of $0.25 per unit for gross proceeds of $6,619,750. Each unit consists of one common share and one-half share purchase warrant exercisable at a price of Cdn$0.40 for a period of 18 months from closing. In connection with the financing, the agents received compensation options entitling them to acquire that number of units that is equal to 10% of the number of units placed, exercisable at Cdn$0.25 per unit for a period of 18 months following closing. A cash commission equal to 7% of the gross proceeds was also paid.  All of the securities issued are subject to a four-month hold period. Proceeds from the placement will be used for the Company's Aljustrel project in Portugal, to arrange project financing for the project, for potential acquisitions and for general corporate purposes.

Concurrent with the first closing, Resource Capital Funds (the "Funds") converted all of their outstanding loans, totalling Cdn$19,086,967, to a total of 133,496,040 common shares in the Company. The final interest payments associated with the loans, totalling US$185,669.83 (Cdn$249,780), were also settled by issuing 999,120 common shares of the Company at a deemed price of Cdn$0.25 per share. As of December 18, 2003, the total number of common shares of the Company issued and outstanding is 243,494,190, which includes the common shares issued in connection with the first closing and the common shares issued to the Funds referenced above.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

December 12, 2003

Release 07-03

SHARES TO BE ISSUED FOR FINAL INTEREST PAYABLE

EuroZinc Mining Corporation (the "Company") announces that it has agreed to settle the final interest payments, totalling US$185,669.83 (Cdn$249,780), due to Resource Capital Fund LP and Resource Capital Fund II LP (the "Funds"), pursuant to outstanding loan facilities with the Funds, by issuing common shares of the Company. The total number of shares to be issued in settlement of this accrued interest is 999,120 at a deemed price of Cdn$0.25 per share. The payment of the interest in shares is to be made on December 15, 2003, in connection with the closing of the Company's previously announced brokered private placement (see News Release dated December 8, 2003). The issue of the shares is subject to regulatory approval and will be subject to a four-month hold period from the date of issuance.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act

Form 27 Under Section 118(1) of the Alberta Securities Act

(Individually, the "Act" and collectively, the "Securities Acts")

1.

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

EUROZINC MINING CORPORATION (the "Company")
Suite 1045-1050 West Pender Street
Vancouver, B.C.  V6E 3S7

2.

Date of Material Change

State the date of the material change.

December 8, 2003

3.

Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC) and Section 118(1) (AB) of the Securities Acts.

December 8, 2003

The Press Release was released to the TSX Venture Exchange and through various other approved public media.

4.

Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has reached agreement with Paradigm Capital Inc. (the "Agent") to lead a syndicate, which will include Pacific International Securities Inc., in a brokered private placement of up to 38,479,000 units ("Units") of the Company to raise up to Cdn$9.62 million.  The Units will consist of one common share ("Share") and one-half share purchase warrant ("Warrant"), to be sold at a price of C$0.25 per Unit.  Each whole Warrant will entitle the holder to acquire one additional Share at a price of C$0.40 for a period of 18 months from closing.

5.

Full Description of Material Change

The Company has reached agreement with the Agent to lead a syndicate, which will include Pacific International Securities Inc., in a brokered private placement of up to 38,479,000 Units of the Company to raise up to Cdn$9.62 million.  The Units will consist of one Share and one-half Warrant, to be sold at a price of C$0.25 per Unit.  Each whole

Warrant will entitle the holder to acquire one additional Share at a price of C$0.40 for a period of 18 months from closing.

In connection with the financing the dealers will receive compensation options entitling them to acquire that number of Units that is equal to 10% of the number of Units sold in the financing exercisable at C$0.25 per Unit for a period of 18 months from closing.  A cash commission equal to 7% of the gross proceeds will also be payable at closing.

Proceeds from the placement will be used for the Company's Aljustrel project in Portugal, to arrange project financing for the project, for potential acquisitions and for general corporate purposes.  The placement is subject to regulatory approval.

Contingent on the Company raising a minimum of Cdn$5 million, Resource Capital Funds have agreed to convert all of their outstanding loans, totalling approximately Cdn$19,086,967 and convertible into approximately 133,496,030 Shares, upon closing of the proposed financing.

6.

Reliance on Section 85(2)(BC) and Section 118(2)(AB) of the Securities Acts

Not applicable

7.

Omitted Information

Not applicable

8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron Ewing, Vice-President and Chief Financial Officer
Suite 1045-1050 West Pender Street
Vancouver, BC  V6E 3S7
Phone: (604) 681-1337

9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, this 9th day of December, 2003.

"Ron Ewing" Ron Ewing Vice-President and Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.  ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

December 8, 2003

Release 06-03

BROKERED PRIVATE PLACEMENT

EuroZinc Mining Corporation (the "Company") has reached agreement with a syndicate in a brokered private placement of units of the Company to raise up to Cdn$9.62 million. The units will consist of one common share and one-half share purchase warrant, to be sold at a price of C$0.25 per unit. Each whole share purchase warrant will entitle the holder to acquire one common share at a price of C$0.40 for a period of 18 months from closing.

In connection with the financing the dealers will receive compensation options entitling them to acquire that number of units that is equal to 10% of the number of units sold in the financing exercisable at C$0.25 per unit for a period of 18 months following closing.  A cash commission equal to 7% of the gross proceeds will also be payable at closing.

Proceeds from the placement will be used for the Company's Aljustrel project in Portugal, to arrange project financing for the project, for potential acquisitions and for general corporate purposes. The placement is subject to regulatory approval.

Contingent on the Company raising a minimum of Cdn$5 million, Resource Capital Funds have also agreed to convert all of their outstanding loans, totalling Cdn$19,086,967, upon closing of the proposed financing.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

BC FORM 51-901F

Quarterly Report

Incorporated as part of:	X Schedule A
_ Schedules B & C (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: EUROZINC MINING CORPORATION

ISSUER ADDRESS: 1045 - 1050 West Pender Street
Vancouver, B.C. V6E 3S7

ISSUER PHONE NUMBER: (604) 681-1337

ISSUER FAX NUMBER: (604) 681-1339

WEB SITE ADDRESS: www.eurozinc.com

CONTACT PERSON: Ron A. Ewing

CONTACT EMAIL ADDRESS: rewing@eurozinc.com

CONTACT'S POSITION: Secretary-Treasurer, CFO

CONTACT PHONE NUMBER: (604) 681-1337

FOR QUARTER ENDED: September 30, 2003

DATE OF REPORT: November 29, 2003

CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

   J. Edward Fletcher                "J. Edward Fletcher"                                         03/11/28

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

   Alvin W. Jackson                    "Alvin W. Jackson"                                         03/11/28

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Schedule A

CONSOLIDATED BALANCE SHEETS As of September 30, 2003

	Sep. 30, 2003	Dec. 31, 2002
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$ 717,065	$ 310,679
Accounts receivable and refundable taxes	891,465	787,001
Prepaid expenses and deposits	88,736	75,137

Mineral properties
Mineral properties acquisition	9,333,510	9,333,510
Deferred development and exploration costs (note 3)	24,438,959	21,215,896

Property, plant and equipment (note 2)	8,088,884	8,164,699

	$ 43,558,619	$ 39,886,922

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 1,713,776	$ 1,524,339
Current portion - convertible loans (note 6)	5,649,770	6,241,525
Current portion - deferred sales contracts	172,431	199,177
Current portion - capital leases	6,483	17,771

Long-term liabilities
Capital leases	17,835	24,513
Deferred sales contracts	517,292	597,530
Convertible loans (note 6)	10,208,529	6,500,627
Long-term payables	16,022,657	17,301,513

Shareholder's equity
Share capital (note 5)	32,983,583	32,958,583
Equity component of convertible loans	5,264,484	4,117,711
Deficit	(28,998,221)	(29,596,367)

	$ 43,558,619	$ 39,886,922

See accompanying notes to consolidated financial statements

Schedule A

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited) For the nine months ended September 30, 2003 and 2002

	Three months ended		Nine months ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Revenue
Interest and other income	$ -	$ -	$ 863	$ 208
Operation and administration expenses
Amortization	22,788	25,518	68,408	74,503
Consulting fees	64,420	77	243,898	2,706
Insurance	11,230	6,859	30,088	22,351
Accounting and legal	68,941	30,389	301,739	146,227
Interest paid or payable on conv. loans and LT payables	184,065	130,503	520,130	333,913
Interest on accretion of conv. loans and LT payables	309,775	334,707	770,654	1,004,119
Filing and transfer agent fees	15,486	3,077	42,628	18,694
Management fees	29,066	16,419	87,099	90,412
Office	9,375	10,667	33,946	55,282
Rent	6,128	6,103	17,866	17,105
Shareholder communications	13,849	19,073	50,671	57,637
Printing	2,237	2,686	21,992	42,061
Travel and accommodation	68,034	5,726	204,253	74,339
Wages	48,168	51,452	152,014	232,914

Less: cost recovery	(1,050)	(158)	(3,150)	(5,517)
	852,512	643,098	2,542,236	2,166,746

Loss for the period before other items	852,512	643,098	2,541,373	2,166,538
Foreign exchange (gain) loss	233,869	(111,787)	(3,096,689)	(14,790)

(Gain) loss on sale of property and equipment	2,483	5,243	(42,830)	(139,930)
Net (gain) loss for the period	1,088,864	536,554		2,011,818
Deficit - beginning of period	27,909,357	24,548,350	29,596,367	22,940,318
Adjustment loss on adoption of new accounting
standard for Foreign Currency Translation	-	-	-	132,768

Deficit - end of period	$28,998,221	$25,084,904	$28,998,221	$25,084,904

Gain (Loss) per share	(0.02)	(0.01)	0.01	(0.03)
Weighted average number of shares outstanding			70,251,297	65,054,973

See accompanying notes to consolidated financial statements

Schedule A

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) For the nine months ended September 30, 2003 and 2002

	Three months ended		Nine months ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Cash provided by (used for):
Operating activities
Net gain (loss) for the period	$ (1,088,864)	$ (536,554)	$ 598,146	$ (2,011,818)
Non-cash items
Amortization	22,788	25,518	68,408	74,503

Interest on accretion of conv. loans and LT payables	309,775	334,707	770,654	1,004,119

Unrealized foreign exchange (gain) loss	188,108	(111,787)	(3,096,689)	(14,790)
(Gain) loss on sale of property and equipment	2,483	5,243	(42,830)	(139,930)
Common shares issued for interest expense	-	-	-	115,131
	(565,710)	(282,873)

Change in non-cash working capital items
Accounts receivable and refundable taxes	(61,024)	(120,055)	(104,464)	(180,902)
Prepaid expenses and deposits	(24,854)	433	(13,599)	77,787
Accounts payable and accrued liabilities	43,820	27,995	274,675	50,629
Deferred financing costs	-	3,935	-	11,807
Deferred sales contracts	-	-	(17,163)	-
	(607,768)	(370,565)	(1,562,862)	(1,013,464)

Financing activities
Shares issued for cash - net	25,000	77	25,000	1,109,924

Financing costs	-	(13,698)	-	(62,827)
Capital lease payments	(1,632)	(2,567)	(17,966)	(9,980)
Convertible loan proceeds	1,996,000	933,780	5,177,870	3,177,065
	2,019,368	917,592		4,214,182

Investing activities
Mineral properties development expenditures	(1,080,702)	(1,145,961)	(3,223,063)	(3,543,445)
(Acquisition) sale of property, plant, and equipment	14,287	20,815	7,407	(50,628)
				(3,594,073)

Increase (decrease) in cash	345,185	(578,119)	406,386	(393,355)

Cash and cash equivalents - beginning of period	371,880	888,870	310,679	704,106

Cash and cash equivalents - end of period	$ 717,065	$ 310,751	$ 717,065	$ 310,751

See accompanying notes to consolidated financial statements

Schedule A

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the nine months ended September 30, 2003 and 2002 (Unaudited)

1. Basis of presentation:

These unaudited Interim Consolidated Financial Statements have been prepared pursuant to the accounting standards established by the Canadian Institute of Chartered Accountants (CICA) for "Interim Financial Statements".

The disclosures in these Interim Consolidated Financial Statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements and they should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended December 31, 2002.

Except as otherwise disclosed in these notes, the Interim Consolidated Financial Statements follow the same accounting policies and methods as the most recent annual financial statements, and include all adjustments necessary to present fairly the results for the interim periods.  The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of results to be expected for the entire year ending December 31, 2003.

2.  Property, plant and equipment:

	Cost	Accumulated Amortization	Sept. 30, 2003 Net book value

Office equipment	$ 328,365	$ 201,278	$ 127,087
Mining equipment	1,173,402	20,043	1,153,359
Vehicles	507,353	237,338	270,015
Computer software	24,250	23,889	361
Buildings and equipment	6,360,523	-	6,360,523
Power transmission and distribution system	177,539	-	177,539
	$

	Cost	Accumulated Amortization	Dec. 31, 2002 Net book value

Office equipment	$ 319,089	$ 193,857	$ 125,232
Mining equipment	1,164,083	20,043	1,144,040
Vehicles	507,353	176,568	330,785
Computer software	24,250	23,672	578
Buildings and equipment	6,386,525	-	6,386,525
Power transmission and distribution system	177,539	-	177,539
		$ 414,140	$

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the nine months ended September 30, 2003 and 2002 (Unaudited)

1.

Deferred development and exploration costs:

	September 30, 2003
	Aljustrel	Malhadinha	Crypto	Total
	$	$	$	$
Balance - Beginning of period	19,725,661	1,480,717	9,518	21,215,896

Development and exploration costs
Electricity	364,537	-	-	364,537
Engineering	112,066	-	-	112,066
Environmental and geotechnical	23,284	-	-	23,284
Equipment maintenance	101,445	-	-	101,445
Geology	132,875	-	-	132,875
Management salaries	465,806	-	-	465,806
Materials and supplies	330,428	-	-	330,428
Property fees and taxes	74,242	-	6,785	81,027
Security	185,089	-	-	185,089
Site office	256,811	-	-	256,811
Wages	1,169,695	-	-	1,169,695
Current expenditures		-	6,785

Balance - End of period	22,941,939	1,480,717	16,303	24,438,959

	September 30, 2002
	Aljustrel	Malhadinha	Crypto	Total
	$	$	$	$
Balance - Beginning of period	15,300,229	1,427,691	90	16,728,010

Development and exploration expenses
Drilling	-	45,702	-	45,702
Electricity	360,578	-	-	360,578
Engineering	145,753	-	-	145,753
Environmental and geotechnical	21,148	-	-	21,148
Equipment maintenance	137,886	-	-	137,886
Geology	107,584	-	1,501	109,085
Management salaries	455,144	-	-	455,144
Materials and supplies	275,478	-	-	275,478
Property fees and taxes	56,670	-	7,334	64,004
Security	140,083	-	-	140,083
Site office	352,949	5,608	-	358,557
Wages	1,430,027	-	-	1,430,027
Current expenditures		51,310	8,835

Balance - End of period	18,783,529	1,479,001	8,925	20,271,455

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the nine months ended September 30, 2003 and 2002 (Unaudited)

4.  Related party transactions:

During the nine month period ended September 30, 2003, the Company paid or accrued the following amounts to Directors or companies controlled by Directors:

Management fees  $  87,099

    (September 30, 2002 - $90,412)

Consulting fees      $236,017

    (September 30, 2002 - nil)

Rent expenses for the nine month period ended September 30, 2003 are net of $7,158 charged to a company, some of whose directors and shareholders are also Directors and shareholders of the Company (September 30, 2002 - $4,500).

1.

Share capital:

Number                    Amount

Common shares:  (Authorized: 1,000,000,000 without par value)

Balance, December 31, 2002

70,246,502

$32,958,583

Issued during period ended September 30, 2003

Exercise of warrants

250,000

25,000

Balance, September 30, 2003

70,496,502

                                                                                                                                                                    $32,958,583

Shares that are issued for non-cash consideration are recorded at their market value at the date of issuance.

No options were granted during the nine month period ended September 30, 2003, and there are no shares held in escrow or subject to pooling.

Options, Warrants, and Convertible Securities Outstanding

Security	Number/ Amount	Exercise/Conversion Price	Expiry /Anniversary Date
Options	37,500	$0.56	Nov 20, 2003
Options	465,005	$0.36	Dec 17, 2004
Options	50,000	$0.36	Jun 11, 2006
Options	495,000	$0.36	Sep 28, 2006
Options	400,000	$0.15	Nov 14, 2006
Options	5,460,000	$0.10	Dec 10, 2007
Warrants	2,964,984	$0.25	Dec 31, 2003
Warrants	1,600,000	$0.10	Aug 19, 2004

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the nine months ended September 30, 2003 and 2002 (Unaudited)

Warrants	2,400,000	$0.10	Oct 07, 2004
Warrants	1,200,000	$0.10	May 09, 2005
Warrants	1,750,000	$0.10	Jun 24, 2005
Warrants	2,500,000	$0.10	Aug 14, 2005
Convertible loan	$2,964,984	$0.25	Dec 31, 2003 *
Convertible loan	$2,964,984	$0.33	Dec 31, 2003 *
Convertible loan	$117,750	$0.20	Sep 18, 2004***
Convertible loan	$367,749	$0.15 $0.20	Oct 02, 2003 Oct 02, 2004***
Convertible loan	$235,500	$0.10 $0.15	Oct 29, 2003 Oct 29, 2004***
Convertible loan	$235,500	$0.10 $0.15	Nov 29, 2003 Nov 29, 2004***
Convertible loan	$3,140,000	$0.15 $0.20	Dec 22, 2003 Dec 22, 2004**
Convertible loan	$549,500	$0.15 $0.20	May 10, 2004 Dec 31, 2004**
Convertible loan	$918,000	$0.14 $0.19	Jun 24, 2004 Dec 31, 2004**
Convertible loan	$936,000	$0.10 $0.15	Aug 19, 2004 Dec 31, 2004**
Convertible loan	$1,422,000	$0.10 $0.15	Oct 07, 2004 Dec 31, 2004**
Convertible loan	$2,340,000	$0.10	Dec 31, 2004**
Convertible loan	$695,000	$0.10	Dec 31, 2004**
Convertible loan	$204,000	$0.10	Dec 31, 2004**
Convertible loan	$884,000	$0.10	Dec 31, 2004**
Convertible loan	$1,112,000	$0.10	Dec 31, 2004**

* Convertible loan must be repaid or converted by December 31, 2003

** Convertible loan must be repaid or converted by December 31, 2004

***  Conversion price increases $0.05 on each anniversary date while conversion rights are outstanding

6.   Convertible loans:

During the nine months ended September 30, 2003, the Company received a total of US$3,600,000 from Resource Capital Funds (RCF) in additional funding in the form of convertible loans.   US$1,000,000 (Cdn$1,560,000) was advanced in the first quarter, US$1,150,000 (Cdn$1,621,870) was advanced in the second quarter, and US$1,450,000 (Cdn$1,996,000) was advanced in the third quarter. All of the funding is to be added to the total of US$5,059,235 (Cdn$7,922,000) in convertible bridge demand loans and a convertible term loan received by the Company in the period from September 2001 to December 2002.

The terms of the additional financing is similar to the terms of the previous loans received from RCF. The loans accrue interest at a floating annual rate equal to LIBOR plus three percent,

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the nine months ended September 30, 2003 and 2002 (Unaudited)

compounded quarterly, and is payable semi-annually, at the option of the Company, in cash or free-trading shares based on the ten day weighted average market price preceding the interest payment. The Company may repay the loans upon not less than giving thirty days prior notice to RCF, however, after receiving notice RCF will be entitled to exercise its conversion rights. RCF will have the right at any time after May 12, 2003 through the expiry date of December 31, 2004 to convert all or any portion of the principal amount of the loan, and all or any portion of outstanding unpaid interest into common shares of the Company. The conversion price for the loan facility will be $0.10 per share through to the expiry date. Under the new loan facilities, the Company issued to the Fund a total of 5,450,000 share purchase warrants with a term of two years and an exercise price of $0.10 per share.

The equity value of the conversion feature of this facility was estimated at $1,146,773 and is included as a separate component of the shareholders' equity. The equity value of this facility was calculated using the "residual valuation of equity component" method and is the difference between the loan proceeds received and its fair value, which was based on its present value using a discount rate of 15%.

1.

Subsequent events:

Subsequent to the end of the quarter the Company agreed to settle outstanding interest payable to RCF in the amount of US$54,537.35 (Cdn$75,734.63) pursuant to the outstanding US$4,000,000 convertible loan agreement with RCF. The number of shares issued in settlement of the accrued interest was 380,576, at a deemed price of Cdn$0.199 per share. The shares are subject to a four-month hold period.

Subsequent to the end of the quarter, the Company received cash proceeds of $706,000 from the exercise of 6,950,000 share purchase warrants and 110,000 employee stock options.

BC FORM 51-901F

Quarterly Report

Incorporated as part of:	_ Schedule A
_X_ Schedules B & C (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: EUROZINC MINING CORPORATION

ISSUER ADDRESS: 1045 - 1050 West Pender Street
Vancouver, B.C. V6E 3S7

ISSUER PHONE NUMBER: (604) 681-1337

ISSUER FAX NUMBER: (604) 681-1339

WEB SITE ADDRESS: www.eurozinc.com

CONTACT PERSON: Ron A. Ewing

CONTACT EMAIL ADDRESS: rewing@eurozinc.com

CONTACT'S POSITION: Secretary-Treasurer, CFO

CONTACT PHONE NUMBER: (604) 681-1337

FOR QUARTER ENDED: September 30, 2003

DATE OF REPORT: November 29, 2003

CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

   J. Edward Fletcher                "J. Edward Fletcher"                                          03/11/28

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

   Alvin W. Jackson                "Alvin W. Jackson"                                              03/11/28

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Schedule B

SUPPLEMENTARY INFORMATION

For the nine months ended September 30, 2003

Directors and Officers

J. Edward Fletcher, Director & Chairman

Ryan T. Bennett, Director

Christian Bue, Director

John A. Greig, Director

Graham E. Mascall, Director

David F. Mullen, Director

Alvin W. Jackson, Director, President and Chief Operating Officer

Ronald A. Ewing, Executive Vice-President & Chief Financial Officer

For all other supplementary information, please refer to Schedule A - Interim Consolidated Financial Statements.

Schedule B

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

For the nine months ended September 30, 2003

OVERVIEW

EuroZinc Mining Corporation ("the Company") is a mine development and mineral exploration company. The Company's primary focus since 1998 has been the Aljustrel base metal mine in Portugal, which the Company now owns through the Portuguese operating company, Pirites Alentejanas S.A. ("PA"). The Company purchased the mine from the Portuguese government-owned mining corporation, EDM, in December of 2001. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol EZM.

The Aljustrel mine is an existing, substantial mining facility that is currently on care and maintenance. The mine includes a modern mill, underground development, offices, machine shops, and stocked warehouses. Operating permits are in place and the mine has the use of a dedicated port facility. Most of the facilities were developed in the early 1990's when PA converted the operation from a pyrite producer to a producer of zinc, lead, silver and copper. The new facility operated for only a year and a half due to a combination of low metal prices and problems with the mine plan and the mill. The Company completed a positive feasibility study in June 2000 for putting the Aljustrel mine into production, and that study was subsequently updated in February 2001. However, a production decision has been deferred until the price of zinc recovers sufficiently from historically low levels.

PA currently employs approximately eighty personnel to maintain the existing Aljustrel facilities, to carry out underground rehabilitation work, and to maintain a de-watering program to lower the level of the tailings pond on-site. In the current year PA will also carry out a limited work program on the Malhadinha exploration concession, which surrounds the Aljustrel mine and is now owned directly by PA. Until the Aljustrel mine can be put into production, EuroZinc has no sources of revenue. The Company continues to rely on its largest shareholder, Resource Capital Funds ("RCF"), to provide convertible debt financing to support the maintenance of PA and the Aljustrel mine.

RESULTS OF OPERATIONS

Net gain for the nine month period ended September 30, 2003, was $598,146 ($0.01 per share) as compared to a net loss of $2,011,818 ($0.03 per share) in the nine month period ended September 30, 2002. The gain was due primarily to an unrealized foreign exchange gain of $3,096,689 that resulted from a revaluation of the Company's foreign currency debt as of the period end based on a stronger Canadian dollar relative to both the U.S. dollar and the Euro compared to the fiscal year-end exchange rates.

Exploration and Development Activities

Capitalized development costs incurred in the nine month period ended September 30, 2003 totalled $3,223,063 compared to a total of $3,543,445 incurred in the same period in 2002. The Aljustrel project accounted for almost all the 2003 total; there were no expenditures on the Malhadinha exploration concession in Portugal and only a minimal amount was spent for maintenance of the Crypto property in the United States. Wages were the largest development cost, totalling $1,169,695 in the 2003 period for the eighty employees employed by PA on site at Aljustrel. The 2003 total decreased significantly from the 2002 total since PA did not have the restructuring costs in 2003 that were incurred in 2002 as a result of personnel lay-offs. Most other categories of Aljustrel development expenditures in the 2003 period were relatively consistent with the level of expenditures in the 2002 period or decreased slightly, reflecting the care and maintenance status of the project.

Schedule C

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

For the nine months ended September 30, 2003

Operating and Administration Expenses

Operating and administration expenses totalled $2,542,236 (after cost recoveries) in the nine month period ended September 30, 2003, compared to a total of $2,166,746 in the equivalent period in 2002. The overall increase is due mainly to an increase in consulting and professional fees, accounting and legal fees, and travel and accommodation expenses. Those expenses increased by a total of $526,618 as a result of costs associated with the review and assessment of another mining project.

The interest expense on convertible loan facilities with RCF and long-term payables to EDM (2003-$520,130; 2002-$333,913) increased due to an increase in the principal amount of the facilities of US $3,650,000 from June 30, 2002, to September 30, 2003.  The interest expense related to the accretion of convertible loans and long-term payables is to reflect the "financing" cost of these debt instruments and to bring their fair value to face value over the term of the debt; it is not a cash expense. The interest on accretion (2003-$770,654; 2002-$1,004,119) decreased due to lower exchange rates in 2003.

Other administration expenses in the 2003 period, such as amortization, insurance, rent, and shareholder communications were consistent with the 2002 amounts. Management fees, office expenses, printing expenses, and wages decreased by a total of $125,618 from the nine month period in 2002 to the nine month period in 2003, as a result of cutbacks at the Vancouver head office.

Foreign Exchange

The Company had a foreign exchange gain (unrealized) of $3,096,689 in the nine month period ended September 30, 2003, as the Canadian Dollar appreciated 5% and 17%, respectively, against the Euro and the US Dollar during the period. The Company has long-term debts to EDM and other Portuguese creditors of approximately 16,428,000 Euros (face value) due to the acquisition of PA, and convertible loans due to RCF totaling US$12,659,235. Depending on the stability of the Canadian dollar relative to the European Euro and the US Dollar, foreign exchange gain or loss will continue to occur in the future.

The Company does not have a hedging policy to mitigate the impact of foreign currency fluctuations. However, the Company has adopted a policy of converting funds, when they are received, into the required currencies in the proportions historically expended to provide some protection against future currency fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

The nine month operating cash outflow after allowing for changes in non-cash working capital accounts was $1,562,862 in the period ended September 30, 2003, as compared to the operating cash outflow in the same 2002 period of $1,013,464. The increase in the 2003 period total can be attributed primarily to the increase in the interest expense associated with the convertible loan facilities and the consulting, travel, and accounting and legal fees associated with a mining project review. The total increase of $139,449 in non-cash working capital accounts in the 2003 period was due to the increase in accounts payable and accrued liabilities for interest and non-resident withholding taxes due on the convertible loan facilities, some PA creditors, and fees associated with the project review.

Investing Activities

The Company's investing activity in the nine month period ended September 30, 2003, totalled $3,215,656, and was almost completely associated with the capitalized development expenses of the Aljustrel mine. The investment in Aljustrel for development of the mine, as of the end of the period totalled $22,941,939. An

Schedule C

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

For the nine months ended September 30, 2003

additional $8,987,297 is related to the acquisition cost. The investment is significant and continues to grow, but management believes that, with an improving zinc and commodity market, the investment in Aljustrel will pay a return in the longer term.

Financing Activities

Financing activities totalled $5,184,904 during the first nine month period in 2003. Of this total, $5,177,870 (US$3,600,000) was raised through another convertible loan facility negotiated with RCF under the same terms as the loan facilities negotiated in 2002.

Subsequent to the end of the period, the Company raised $706,000 from the exercise of share purchase warrants and employee stock options.

Cash Resources and Liquidity

As of September 30, 2003, the Company had a working capital deficiency of $5,845,194, as compared to a working capital deficiency of $6,809,995 at December 31, 2002. The largest component of the working capital deficiency is the $5,649,770 current portion of the convertible term loans, which are due December 31, 2003. The Company is currently in discussions with RCF and expects the amounts due year-end will be converted to equity prior to their due date. The remaining $10,208,529 in convertible loans is currently due on December 31, 2004 and as a result is not recorded as a current liability. During the second quarter, the Company reached agreement with RCF to consolidate all of the convertible demand loan facilities established during 2001, 2002, and to-date in 2003 into one convertible facility with a fixed term expiry date of December 31, 2004. Other payables of $517,292 are related to housing to be transferred to employees of PA over a number of years, and as such are not considered to be a working capital item. Long-term payables of $16,022,657 are all related to the purchase of the Portuguese government owned mining corporation's interest in PA, and are contingent on the Aljustrel mine going into production.

OUTLOOK

The prospects for conventional project financing to begin production at Aljustrel have improved with the recent increase in the price of zinc to as high as US$0.43 per pound. The price is projected to continue to rise in 2004, as the zinc metal market is expected to move into a deficit position. It is expected---though it cannot be guaranteed---that the required financing will be available when it is apparent that the zinc price increase will be sustained. In the interim the Company will continue to rely upon RCF and other equity funding to provide the funds required to maintain PA and the Aljustrel mine.

Subsequent to the end of the period, the Company announced that it would be reviewing the data on the Neves Corvo copper mine, which the government of Portugal recently announced it would be selling. Management believes that it is in the Company's interest to examine the synergies to be gained by having the Aljustrel and Neves Corvo operations under common ownership since they are located nearby (within 40 kilometres) and are connected by rail. Bids for the purchase of the mine are to be submitted by January 18, 2004.

Schedule C

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act
Form 27 Under Section 146(1) of the Alberta Securities Act

(Individually, the "Act" and collectively, the "Securities Acts")

1.

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

EuroZinc Mining Corporation (the "Company")

Suite 1045, 1050 West Pender Street

Vancouver, BC  V6E 3S7

2.

Date of Material Change

State the date of the material change.

November 21, 2003

3.

Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC) and Section 146(1) (AB) of the Securities Acts.

November 21, 2003

The Press Release was released to the TSX Venture Exchange and through various other approved public media.

4.

Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has notified the government of Portugal that it is an interested party in the sale by public tender of the Neves Corvo copper mine owned by Somincor S.A.  The Company has requested information on the mine to conduct its due diligence review.  Bids are to be submitted by January 18, 2004, with a final candidate to be chosen by February, 2004 and the sale is to be concluded by the end of May, 2004.

5.

Full Description of Material Change

The Company has notified the government of Portugal that it is an interested party in the sale by public tender of the Neves Corvo copper mine announced on November 18, 2003, and has requested information on the mine in order to conduct its due diligence review.  The mine is owned by Somincor S.A., which is a Portuguese company owned as to 51% by Empresa de Desenvolvimento Mineiro, SGPS, S.A. ("EDM"), the Portuguese government-owned mining company, and as to 49% by the Rio Tinto Group ("RTZ").  The government of Portugal announced that both the EDM and RTZ interests in Somincor S.A. would be sold through a public tender process, with bids to be submitted by January 18, 2004.  A final candidate is to be chosen by February, 2004 and the sale is to be concluded by the end of May, 2004.

Neves Corvo is an operating, underground, polymetallic base metal mine located in the Pyrite belt in southern Portugal, which produces primarily copper.  The mine was commissioned in 1989 and has operated continually since that time.  Mine production peaked at 2.3 million tonnes per year in 1998; the current production level is 1.8 million tonnes per year.  At the end of 2002, copper resources were reported to be 30 million tonnes at an average grade of 5.31% copper.  The mine also reportedly has resources of zinc totalling 50 million tonnes with an average grade of 5.99% zinc.

The Company's current focus is the former producing Alujustrel zinc mine, 40 km to the northwest of Neves Corvo, which the Company owns.  The mine has modern mill facilities, a tailings pond, operating permits in place, underground development, offices, machine shops, stocked warehouses, and the use of a dedicated port facility.  The Company completed a bankable feasibility study for Aljustrel in 2000, but the mine is currently on a care and maintenance basis awaiting a sustained recovery in zinc prices before starting production.  The Company believes that it is in its interest to examine the synergies to be gained by having the Aljustrel and Neves Corvo operations under common ownership.   The Company has not determined whether it will submit a bid for Neves Corvo at this time.

6.

Reliance on Section 85(2)(BC) and Section 118(2)(AB) of the Securities Acts

Not applicable.

7.

Omitted Information

Not applicable

8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron Ewing, Executive Vice-President and Chief Financial Officer

Suite 1045 - 1050 West Pender Street

Vancouver, BC V6E 3S7

Telephone: (604) 681-1337

9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 21st  day of November, 2003.

"Signed" _______________________________ Ron Ewing, Vice-President and Chief Financial Officer

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

November 21, 2003

Release 05-03

NEVES CORVO COPPER MINE FOR SALE

EuroZinc Mining Corporation (the "Company") announces that it has notified the government of Portugal that the Company is an interested party and, as part of the public tender process for the sale of the Neves Corvo copper mine announced on November 18, has requested information on the mine to conduct a review. The mine is owned by Somincor S.A., which is a Portuguese company owned 51% by Empresa de Desenvolvimento Mineiro, SGPS, S.A. ("EDM"), the Portuguese government owned mining company, and 49% by the Rio Tinto Group ("RTZ"). The government of Portugal announced that both the EDM and RTZ stakes in Somincor would be sold through a public tender process, with bids to be submitted by January 18, 2004. A final candidate is to be chosen by February, 2004 and the sale is to be concluded by the end of May, 2004.

Neves Corvo is an underground, polymetallic base metal mine located in the Pyrite belt in southern Portugal, which produces primarily copper. The mine was commissioned in 1989 and has operated continually since that time. Mine production peaked at 2.3 million tonnes per year in 1998; the current production level is 1.8 million tonnes per year. At the end of 2002, copper resources were quoted to be 30 million tonnes at an average grade of 5.31% copper. The mine also reportedly has indicated and inferred resources of zinc totalling 50 million tonnes with an average grade of 5.99%.

EuroZinc's current focus is the Aljustrel zinc mine, 40 km to the northwest of Neves Corvo, which the Company owns. The mine has modern mill facilities, a tailings pond, operating permits in place, underground development, offices, machine shops, stocked warehouses, and use of a dedicated port facility. The Company completed a bankable feasibility study for Aljustrel in 2000, but the mine is currently on a care and maintenance basis awaiting a sustained recovery in zinc prices before starting production. EuroZinc will continue to focus on putting Aljustrel into production, but management believes that it is in the Company's interest to examine the synergies to be gained by having the Aljustrel and Neves Corvo operations under common ownership.

EUROZINC MINING CORPORATION

"Alvin W. Jackson"

Alvin W. Jackson, President & COO

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act
Form 27 Under Section 146(1) of the Alberta Securities Act

(Individually, the "Act" and collectively, the "Securities Acts")

1.

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

EuroZinc Mining Corporation (the "Company")

Suite 1045, 1050 West Pender Street

Vancouver, BC  V6E 3S7

2.

Date of Material Change

State the date of the material change.

October 16, 2003

3.

Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC) and Section 146(1) (AB) of the Securities Acts.

October 16, 2003 and September 29, 2003

The Press Release was released to the TSX Venture Exchange and through various other approved public media.

4.

Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the completion of the US$1.6 million (Cdn$2,200,000) in convertible loan financing arranged with the Resource Capital Fund II L.P. (the "Fund") (the "Additional Financing").

The Company also announced that it has agreed to issue shares in settlement of accrued interest owing pursuant to an outstanding convertible loan agreement.

5.

Full Description of Material Change

The Company announced the completion of the US$1.6 million (Cdn$2,200,000) in convertible loan financing arranged with the Fund.  The hold period for any securities issued under the terms of the Additional Financing, including 4,250,000 share purchase warrants, will be until February 3, 2004.

The Company also announced that it has agreed to settle outstanding interest in the amount of US$54,537.35 (Cdn$75,734.63) payable to the Resource Capital Fund L.P. ("RCF") pursuant to the outstanding US$4,000,000 convertible loan agreement with RCF (the "Loan Agreement").  The number of shares to be issued in settlement of the accrued interest is 380,576, at a deemed price of Cdn$0.199 per share.  The issue of the shares is subject to regulatory approval and such shares will also be subject to a four-month hold period from the date of issuance.

In addition, the Company has issued 1,982,952 shares, at a deemed price of Cdn$0.10 per share, in settlement of US$127,891.31 (Cdn$198,295.24) of accrued interest payable to RCF pursuant to the Loan Agreement.  On October 7, 2003, the TSX Venture Exchange accepted for filing the issuance of these shares.

6.

Reliance on Section 85(2)(BC) and Section 118(2)(AB) of the Securities Acts

Not applicable.

7.

Omitted Information

Not applicable

8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron Ewing, Executive Vice-President and Chief Financial Officer

Suite 1045 - 1050 West Pender Street

Vancouver, BC V6E 3S7

Telephone: (604) 681-1337

9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 20th day of October, 2003.

"Ron Ewing" ________________________________ Ron Ewing, Vice-President and Chief Financial Officer

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

October 16, 2003

Release 03-04

FINANCING COMPLETED - SHARES FOR INTEREST PAYABLE

EuroZinc Mining Corporation (the "Company") announces that the US$1.6 million (Cdn$2,200,000) in convertible loan financing arranged with the Resource Capital Fund II L.P. (the "Fund")(the "Additional Financing") has now been completed. The hold period for any securities issued under the terms of the Additional Financing, including 4,250,000 share purchase warrants, will be until February 3, 2004.

The Company has also agreed to settle additional outstanding interest payable to the Resource Capital Fund L.P. ('RCF") in the amount of US$54,537.35 (Cdn$75,734.63) pursuant to the outstanding US$4,000,000 convertible loan agreement with RCF. The number of shares to be issued in settlement of the accrued interest is 380,576, at a deemed price of Cdn$0.199 per share. The issue of the shares is subject to regulatory approval and such shares will also be subject to a four-month hold period from the date of issuance.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

September 29, 2003

Release 03-03

SHARES TO BE ISSUED FOR INTEREST PAYABLE

EuroZinc Mining Corporation (the "Company") announces that it has agreed to settle a total of US$127,891.31 (Cdn$198,295.24) in interest payable to the Resource Capital Fund LP (the "Fund") pursuant to an outstanding US$4,000,000 convertible loan agreement. The total interest payable is an accruement of two separate interest payments due October 1, 2002 and April 1, 2003. The total number of shares to be issued in settlement of the accrued interest is 1,982,952, at a deemed price of Cdn$0.10 per share. The issue of the shares is subject to regulatory approval and will be subject to a four-month hold period from the date of issuance.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

August 25, 2003

Release 02-03

ADDITIONAL FINANCING

FROM RESOURCE CAPITAL FUND II L.P.

EuroZinc Mining Corporation (the "Company") announces that an additional US$1.6 million (Cdn$2,200,000) in convertible loan financing has been arranged with the Resource Capital Fund II L.P. (the "Fund")(the "Additional Financing"), which will be consolidated with an aggregate total of US$7,059,235 (Cdn$10,956,999) in previously announced convertible bridge demand loans and a convertible term loan advanced to the Company in a number of tranches in the period from September 2001 through December 2002 (the "Consolidation"). The Fund, which is the single largest shareholder (currently holding directly and indirectly approximately 30% of the Company's issued shares) and a long term supporter of the Company, is a resource-focused venture capital firm based in Denver, Colorado that invests in development and growth stage mining companies operating throughout the world. The Fund is managed by RCF Management, L.L.C., which is a management company comprised of experienced mining professionals.

The terms of the Additional Financing will be similar to the terms of previous loans received from the Fund. The Additional Financing will accrue interest at a floating annual rate equal to LIBOR plus three percent, compounding quarterly, and is payable semi-annually, at the option of the Company, in cash or free-trading shares at the ten day weighted average market price. The Company may repay the facility upon not less than thirty days prior notice to the Fund, however, after receiving notice the Fund will be entitled to exercise its conversion rights. The Fund will have the right at any time after August 15, 2003 through the expiry date of December 31, 2004 to convert all or any portion of the principal amount of the loan, and all or any portion of outstanding unpaid interest into common shares of the Company. The conversion price for the Additional Financing will be $0.10 per share through to the expiry date. Under the Additional Financing the Company will issue to the Fund 3,000,000 share purchase warrants with a term of two years and an exercise price of $0.10 per share. The Additional Financing and the Consolidation are subject to regulatory approvals.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) For the three months ended March 31, 2003 and 2002

BC FORM 51-901F

Quarterly Report

Incorporated as part of:	X Schedule A
_ Schedules B & C (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: EUROZINC MINING CORPORATION

ISSUER ADDRESS: 1045 - 1050 West Pender Street
Vancouver, B.C. V6E 3S7

ISSUER PHONE NUMBER: (604) 681-1337

ISSUER FAX NUMBER: (604) 681-1339

WEB SITE ADDRESS: www.eurozinc.com

CONTACT PERSON: Ron A. Ewing

CONTACT EMAIL ADDRESS: rewing@eurozinc.com

CONTACT'S POSITION: Secretary-Treasurer, CFO

CONTACT PHONE NUMBER: (604) 681-1337

FOR QUARTER ENDED: Mar 31, 2003

DATE OF REPORT: May 30, 2003

CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

   J. Edward Fletcher                "J. Edward Fletcher"                                          03/05/30

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

   Alvin W. Jackson                  "Alvin W. Jackson"                                            03/05/30

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Schedule A

CONSOLIDATED BALANCE SHEETS As of March 31, 2003

	March 31, 2003	Dec 31, 2002
	(Unaudited)	(Audited)

Assets
Current assets:
Cash and cash equivalents	$ 446,656	$ 310,679
Accounts receivable and refundable taxes	806,604	787,001
Prepaid expenses and deposits	68,333	75,137

Mineral properties
Mineral properties acquisition	9,333,510	9,333,510
Deferred development and exploration costs (note 3)	22,316,950	21,215,896
	31,650,460

Property, plant and equipment (note 2)	8,152,658	8,164,699

	$ 41,124,711	$ 39,886,922

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 1,782,735	$ 1,524,339
Current portion - convertible loans (note 6)	5,956,483	6,241,525
Current portion - deferred sales contracts	193,121	199,177
Current portion - capital leases	11,867	17,771

Long-term Liabilities
Capital leases	21,914	24,513
Deferred sales contracts	579,361	597,530
Convertible loans (note 6)	7,384,179	6,500,627
Long-term payables	16,435,097	17,301,513

Shareholders' equity:
Share capital (note 5)	32,958,583	32,958,583
Equity component of convertible loans	4,505,411	4,117,711
Deficit	(28,704,040)	(29,596,367)
	8,759,954

	$ 41,124,711	$ 39,886,922

See accompanying notes to consolidated financial statements

Schedule A

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited) For the three months ended March 31, 2003 and 2002

	Three months ended
	March 31, 2003	March 31, 2002

Revenue
Interest income	$ 804	$ 53
Operation and administration expenses
Amortization	22,825	20,482
Consulting fees	101,378	1,301
Insurance	9,062	9,086
Accounting and legal	87,709	35,526
Interest paid or payable on convertible loans and LT payables	167,531	58,760
Interest on accretion of convertible loans and LT payables	206,871	-
Filing and transfer agent fees	7,875	11,074
Management fees	29,017	48,836
Office	11,475	29,739
Rent	5,610	5,032
Shareholder communications	12,023	12,498
Printing	2,808	5,761
Travel and accommodation	63,258	45,183
Wages	53,923	102,914

Less: Cost recovery	(1,050)	(4,270)
	780,315	381,922

Loss for the period before other items	779,511	381,871
Foreign exchange (gain) loss	(1,671,838)	13,981

(Gain) on disposal of property and equipment	-	(134,602)
Net (gain) loss for the period	(892,327)
Deficit - Beginning of period	29,596,367	22,940,318
Adjustment loss on adoption of new accounting standard for Foreign Currency Translation	-	132,768
Deficit - End of period	$28,704,040	$23,334,336

Gain (Loss) per share	0.01	(0.01)
Weighted average number of shares outstanding	70,246,502	62,051,358

Schedule A

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) For the three months ended March 31, 2003 and 2002

	Three months ended
	March 31, 2003	March 31, 2002

Cash provided by (used for):
Operating activities
Net gain (loss) for the period	$ 892,327	$ (261,250)
Non-cash items
Amortization	22,825	20,482

Interest on accretion of convertible loans and LT payables	206,871	-
Unrealized foreign exchange (gain) loss	(1,671,304)	13,981

(Gain) on disposal of property and equipment	-	(134,602)
	(549,281)	(361,389)
Change in non-cash working capital items
Accounts receivable and refundable taxes	(19,603)	(11,539)
Prepaid expenses and deposits	6,804	124,468
Accounts payable and accrued liabilities	258,396	(8,308)
Deferred financing costs	-	3,936
	(303,684)	(252,832)

Financing activities

Financing costs	-	(27,840)
Capital lease payments	(8,502)	(4,886)
Convertible loans proceeds	1,560,000	1,736,180
	1,551,498	1,703,454

Investing activities
Mineral properties development expenditures	(1,101,054)	(1,338,145)
Acquisition of property, plant and equipment	(10,783)	(775)
	(1,111,837)	(1,338,920)

Increase in cash	135,977	111,702

Cash and cash equivalents - beginning of period	310,679	704,106

Cash and cash equivalents - end of period	$ 446,656	$ 815,808

Schedule A

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2003 and 2002 (Unaudited)

1. Basis of presentation:

These unaudited Interim Consolidated Financial Statements have been prepared pursuant to the accounting standards established by the Canadian Institute of Chartered Accountants (CICA) for "Interim Financial Statements".

The disclosures in these Interim Consolidated Financial Statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements and they should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended December 31, 2002.

Except as otherwise disclosed in these notes, the Interim Consolidated Financial Statements follow the same accounting policies and methods as the most recent annual financial statements, and include all adjustments necessary to present fairly the results for the interim periods.  The results of operations for the three months ended March 31, 2003 are not necessarily indicative of results to be expected for the entire year ending December 31, 2003.

2.  Property, plant and equipment:

	Cost	Accumulated Amortization	Mar. 31, 2003 Net book value

Office equipment	$ 323,577	$ 196,353	$ 127,224
Mining equipment	1,170,379	20,043	1,150,336
Vehicles	507,353	196,825	310,528
Computer software	24,250	23,744	506
Buildings and equipment	6,386,525	-	6,386,525
Power transmission and distribution system	177,539	-	177,539
	$

	Cost	Accumulated Amortization	Dec. 31, 2002 Net book value

Office equipment	$ 319,089	$ 193,857	$ 125,232
Mining equipment	1,164,083	20,043	1,144,040
Vehicles	507,353	176,568	330,785
Computer software	24,250	23,672	578
Buildings and equipment	6,386,525	-	6,386,525
Power transmission and distribution system	177,539	-	177,539
		$ 414,140	$

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2003 and 2002 (Unaudited)

1.

Deferred development and exploration costs:

	As of March 31, 2003
	Aljustrel	Malhadinha	Crypto	Total
	$	$	$	$
Balance - Beginning of period	19,725,661	1,480,717	9,518	21,215,896

Development and exploration costs
Electricity	122,016	-	-	122,016
Engineering	33,488	-	-	33,488
Environmental and geotechnical	1,531	-	-	1,531
Equipment maintenance	27,416	-	-	27,416
Geology	35,255	-	-	35,255
Management salaries	154,235	-	-	154,235
Materials and supplies	115,835	-	-	115,835
Property fees and taxes	67,027	-	-	67,027
Security	64,507	-	-	64,507
Site office	116,368	-	-	116,368
Wages	363,376	-	-	363,376
Current expenditures		-	-

Balance - End of period	20,826,715	1,480,717	9,518	22,316,950

	As of March 31, 2002
	Aljustrel	Malhadinha	Crypto	Total
	$	$	$	$
Balance - Beginning of period	15,300,229	1,427,691	90	16,728,010

Development and exploration expenses
Electricity	139,418	-	-	139,418
Engineering	50,621	-	-	50,621
Environmental and geotechnical	2,643	-	-	2,643
Equipment maintenance	20,919	-	-	20,919
Geology	29,511	-	-	29,511
Management salaries	155,239	-	-	155,239
Materials and supplies	100,103	-	-	100,103
Property fees and taxes	54,305	-	-	54,305
Security	51,508	-	-	51,508
Site office	57,903	-	144	58,047
Wages	675,831	-	-	675,831
Current expenditures		-	144

Balance - End of period	16,638,230	1,427,691	234	18,066,155

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2003 and 2002 (Unaudited)

4. Related party transactions:

During the three months period ended March 31, 2003, the Company paid or accrued the following amounts to Directors or companies controlled by Directors:

Management fees  $  29,017

    (March 31, 2002 - $48,836)

Consulting fees      $100,088

    (March 31, 2002 - nil)

Rent expenses for the three months period ended March 31, 2003 are net of $3,288 charged to a company, some of whose directors and shareholders are also Directors and shareholders of the Company (March 31, 2002 - $1,500).

1.

Share capital:

Number                        Amount

Common shares:  (Authorized: 200,000,000 without par value)

Balance, December 31, 2002

70,246,502

$32,958,583

Issued during period ended March 31, 2003

-

-

Balance, March 31, 2003

70,246,502

$32,958,583

Shares that are issued for non-cash consideration are recorded at their market value at the date of issuance.

No options were granted during the three months period ended March 31, 2003, and there are no shares in escrow or subject to pooling.

Options, Warrants, and Convertible Securities Outstanding

Security	Number/ Amount	Exercise/Conversion Price	Expiry /Anniversary Date
Options	75,000	$0.56	Jun 19, 2003
Options	1,215,000	$0.36	Jun 30, 2003
Options	37,500	$0.56	Nov 20, 2003
Options	465,005	$0.36	Dec 17, 2004
Options	50,000	$0.36	Jun 11, 2006
Options	495,000	$0.36	Sep 28, 2006
Options	400,000	$0.15	Nov 14, 2006
Options	5,460,000	$0.10	Dec 10, 2007
Warrants	2,964,984	$0.25	Dec 31, 2003

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2003 and 2002 (Unaudited)

Warrants	1,600,000	$0.10	Aug 19, 2004
Warrants	2,400,000	$0.10	Oct 07, 2004
Convertible loan	$2,964,984	$0.25	Dec 31, 2003 *
Convertible loan	$2,964,984	$0.33	Dec 31, 2003 *
Convertible loan	$117,750	$0.15 $0.20	Sep 18, 2003 Sep 18, 2004***
Convertible loan	$367,749	$0.15 $0.20	Oct 02, 2003 Oct 02, 2004***
Convertible loan	$235,500	$0.10 $0.15	Oct 29, 2003 Oct 29, 2004***
Convertible loan	$235,500	$0.10 $0.15	Nov 29, 2003 Nov 29, 2004***
Convertible loan	$3,140,000	$0.15 $0.20	Dec 22, 2003 Dec 31, 2004**
Convertible loan	$549,500	$0.15 $0.20	May 10, 2004 May 10, 2005***
Convertible loan	$918,000	$0.14 $0.19	Jun 24, 2004 Jun 24, 2005***
Convertible loan	$936,000	$0.10 $0.15	Aug 19, 2004 Aug 19, 2005***
Convertible loan	$1,422,000	$0.10 $0.15	Oct 07, 2004 Oct 07, 2005***

* Convertible loan must be repaid or converted by December 31, 2003

** Convertible loan must be repaid or converted by December 31, 2004

*** Convertible loan must be repaid or converted on Demand.  Conversion price increases

$0.05 on each anniversary date while conversion rights are outstanding

6.   Convertible loans:

During the three months ended March 31, 2003, Resource Capital Funds (RCF) advanced another US$1 million (Cdn$1,560,000) as a convertible loan facility.  See Note 7 "Subsequent events" for details of the terms.

The equity value of the conversion feature of this facility was estimated at $387,700 and is included as a separate component of the shareholders' equity. The equity value of this facility was calculated using the "residual valuation of equity component" method and is the difference between the loan proceeds received and its fair value, which was based on its present value using a discount rate of 15%.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2003 and 2002 (Unaudited)

1.

Subsequent events:

Subsequent to the end of the quarter, the Company received an additional US$1,000,000 (Cdn$1,475,000 at a lower exchange rate) from the Resource Capital Funds, all of which is to be consolidated with the US$1,000,000 received during the three months ended March 31, 2003, and an aggregate total of US$5,059,235 (Cdn$7,922,000) in previously announced convertible bridge demand loans and a convertible term loan advanced to the Company in a number of tranches in the period from September 2001 through December 2002.

The terms of the additional financing will be similar to the terms of previous loans received from RCF. The loans will accrue interest at a floating annual rate equal to LIBOR plus three percent, compounding quarterly, and is payable semi-annually, at the option of the Company, in cash or free-trading shares at the ten day weighted average market price. The Company may repay the loans upon not less than thirty days prior notice to RCF, however, after receiving notice RCF will be entitled to exercise its conversion rights. RCF will have the right at any time after May 12, 2003 through the expiry date of December 31, 2004 to convert all or any portion of the principal amount of the loan, and all or any portion of outstanding unpaid interest into common shares of the Company. The conversion price for the loan facility will be $0.10 per share through to the expiry date. Under the new loan facility the Company will issue to the Fund 800,000 share purchase warrants with a term of two years and an exercise price of $0.10 per share.

SUPPLEMENTARY INFORMATION

FOR THE QUARTER ENDED MARCH 31, 2003

BC FORM 51-901F

Quarterly Report

Incorporated as part of:	_ Schedule A
_X_ Schedules B & C (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: EUROZINC MINING CORPORATION

ISSUER ADDRESS: 1045 - 1050 West Pender Street
Vancouver, B.C. V6E 3S7

ISSUER PHONE NUMBER: (604) 681-1337

ISSUER FAX NUMBER: (604) 681-1339

WEB SITE ADDRESS: www.eurozinc.com

CONTACT PERSON: Ron A. Ewing

CONTACT EMAIL ADDRESS: rewing@eurozinc.com

CONTACT'S POSITION: Secretary-Treasurer, CFO

CONTACT PHONE NUMBER: (604) 681-1337

FOR QUARTER ENDED: March 31, 2003

DATE OF REPORT: May 30, 2003

CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

   J. Edward Fletcher                 "J. Edward Fletcher"                                         03/05/30

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

   Alvin W. Jackson                "Alvin W. Jackson"                                              03/05/30

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Schedule B

SUPPLEMENTARY INFORMATION

FOR THE QUARTER ENDED MARCH 31, 2003

Directors and Officers

J. Edward Fletcher, Director & Chairman

Ryan T. Bennett, Director

Christian Bue, Director

John A. Greig, Director

Graham E. Mascall, Director

David F. Mullen, Director

Alvin W. Jackson, Director, President and Chief Operating Officer

Ronald A. Ewing, Executive Vice-President & Chief Financial Officer

For all other supplementary information, please refer to Schedule A - Interim Consolidated Financial Statements.

Schedule B

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

FOR THE QUARTER ENDED MARCH 31, 2003

OVERVIEW

EuroZinc Mining Corporation ("the Company") is a mine development and mineral exploration company. The Company's primary focus since 1998 has been the Aljustrel base metal mine in Portugal, which the Company now owns through the Portuguese operating company, Pirites Alentejanas S.A. ("PA"). The Company purchased the mine from the Portuguese government owned mining corporation, EDM, in December of 2001. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol EZM.

The Aljustrel mine is an existing, substantial mining facility that is currently on a care and maintenance basis. The mine includes a modern mill, underground development, offices, machine shops, and stocked warehouses. Operating permits are in place and the mine has the use of a dedicated port facility. Most of the facilities were developed in the early 1990's when PA converted the operation from a pyrite producer to a producer of zinc, lead, silver and copper. The new facility operated for only a year and a half due to a combination of low metal prices and problems with the mine plan and the mill. The Company completed a positive feasibility study in June 2000 for putting the Aljustrel mine into production, and that study was subsequently updated in February 2001. However, a production decision has been deferred until the price of zinc ---the most important of the metals to be mined at Aljustrel--- recovers from historically low levels.

PA currently employs approximately eighty personnel to maintain the existing Aljustrel facilities, to carry out underground rehabilitation work, and to maintain a de-watering program to lower the level of the tailings pond on-site. In the current year PA will also carry out a limited work program on the Malhadinha exploration concession, which surrounds the Aljustrel mine and is now owned directly by PA. Until the Aljustrel mine can be put into production, EuroZinc has no sources of revenue. The Company has had to rely on its largest shareholder, Resource Capital Funds, to provide convertible debt financing to support the maintenance of PA and the Aljustrel mine.

RESULTS OF OPERATIONS

Net gain for the quarter ended March 31, 2003 (First Quarter 2003) was $892,327 ($0.01 per share) as compared to a net loss of $261,250 ($0.01 per share) in the quarter ended March 31, 2002 (First Quarter 2002). The resulting gain was due primarily to an unrealized foreign exchange gain of $1,671,838 that resulted from a revaluation of the Company's foreign currency debt based on a stronger Canadian dollar relative to both the U.S. dollar and the Euro.

Exploration and Development Activities

Capitalized development costs incurred in the First Quarter 2003 totalled $1,101,054, compared to a total of $1,338,145 incurred in the First Quarter 2002. The Aljustrel project accounted for the entire First Quarter 2003 total; there were no expenditures on either the Malhadinha exploration concession in Portugal or the Crypto property in the United States. Wages were the largest development cost, totalling $363,376 in the First Quarter 2003 for the eighty employees employed by PA on site at Aljustrel. However, the 2003 total decreased significantly from the First Quarter 2002 ($675,831) since PA did not have the restructuring costs in 2003 that were incurred in the First Quarter 2002 as a result of personnel lay-offs. Most other categories of Aljustrel development expenditures in the First Quarter 2003 were relatively consistent with the level of expenditures in the First Quarter 2002, reflecting the care and maintenance status of the project.

Operating and Administration Expenses

Operating and administration expenses totalled $780,315 (after cost recoveries) in the First Quarter 2003, compared to a total of $381,922 in the First Quarter 2002. The overall increase was largely due to the increase

Schedule C

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

FOR THE QUARTER ENDED MARCH 31, 2003

 in actual interest expenses related to the Company's convertible loan facilities with the Resource Capital Funds and the interest bearing long-term payable to EDM totalling $167,531, and the interest recorded on accretion of the Company's convertible loans and long-term payables totalling $206,871. The interest expense related to the accretion of convertible loans and long-term payables is to reflect the "financing" cost of these debt instruments and to bring their fair value to face value over the term of the debt; it is not a cash expense. The actual interest expense increased in the First Quarter 2003 because, even though interest rates were lower in 2003, the principal amount of the facilities increased by a total of US $3,950,000 from the end of the First Quarter 2002 to the end of the First Quarter 2003. Three "non-interest" related expenses also increased: consulting fees increased by $100,077, accounting and legal fees increased by $52,183, and travel and accommodation increased by $18,075. The increases were a result of fees and expenses associated with the review and assessment of another mining project.

Other administration expenses in the First Quarter 2003 such as amortization, insurance, filing fees, rent, and shareholder communications remained steady compared to the 2002 amounts. Management fees, office expenses, printing expenses, and wages decreased by a total of $90,027 (48%) from the First Quarter 2002 to the First Quarter 2003, reflecting the "downsizing" of the Vancouver head office after completion of the feasibility study.

Foreign Exchange

The Company had a foreign exchange gain (unrealized) of $1,671,838 in the First Quarter 2003 as the Canadian Dollar appreciated by 3.3% against the Euro and almost 7% against the US Dollar during the First Quarter 2003. The appreciation of the Canadian Dollar resulted in a re-valuation of the Company's outstanding debt with the Company's implementation in 2002 of the new Canadian accounting standard on foreign currency translation, which states that foreign exchange gains and losses on long-term debt associated with integrated foreign operations should no longer be amortized over the term of the debt, but rather be charged to earnings in the period they arise. The Company has long-term debts to EDM and other Portuguese creditors of approximately 16,428,000 Euros (face value) due to the acquisition of PA, and two convertible loans due to Resource Capital Fund (RCF) of approximate US$10,000,000. Depending on the stability of the Canadian dollar relative to the European Euro and the US Dollar, foreign exchange gain or loss will continue to occur in the future.

The Company does not have a hedging policy to mitigate the impact of foreign currency fluctuations. However, the Company has adopted a policy of converting funds, when they are received, into the required currencies in the proportions historically expended to provide some protection against future currency fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

The operating cash outflow after allowing for changes in non-cash working capital accounts was $303,684 in the First Quarter 2003, as compared to the operating cash outflow in the First Quarter 2002 of $252,832. The increase in the First Quarter 2003 total can be attributed primarily to the increase in the actual interest expense associated with the convertible loan facilities and the consulting, travel, and legal fees associated with the mining project review. The total increase of $245,597 in non-cash working capital accounts in the First Quarter 2003 was due to the increase in accounts payable and accrued liabilities for interest and non-resident withholding taxes due on the convertible loan facilities, some PA creditors, and fees associated with the project review.

Schedule C

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

FOR THE QUARTER ENDED MARCH 31, 2003

Investing Activities

The Company's investing activity in the First Quarter 2003, totalling $1,111,837, was confined almost exclusively to the capitalized development expenses of the Aljustrel mine. The investment in Aljustrel as of the end of the First Quarter 2003 totalled $29,814,012: $20,826,715 in deferred development expenses and $8,987,297 in acquisition costs. The investment is significant and continues to grow, but in light of the continued depressed state of the zinc market the Company has no choice other than to keep Aljustrel on a care and maintenance basis.

Financing Activities

Financing activities totalled $1,551,498 during the First Quarter 2003. Of this total, $1,560,000 (US$1,000,000) was raised during the quarter through another convertible loan facility negotiated with the Resource Capital Funds (RCF) under the same terms as the loan facilities negotiated during 2002. Subsequent to the end of the quarter, the Company received an additional US$1,000,000 (Cdn$1,475,000 at the lower exchange rate) from the RCF, all of which is to be consolidated with an aggregate total of US$5,059,235 (Cdn$7,922,000) in previously announced convertible bridge demand loans and a convertible term loan advanced to the Company in a number of tranches in the period from September 2001 through December 2002. Please see Note 7 to the financial statements for the details of the terms of the financing.

Cash Resources and Liquidity

As of March 31, 2003, the Company had a working capital deficiency of $6,622,613, as compared to a working capital deficiency of $6,809,995 at December 31, 2002. The largest component of the working capital deficiency is the $5,956,483 portion of the convertible term loans allocated to current debt. The remaining $7,384,179 in convertible loans is currently due on December 31, 2004 and as a result is not recorded as a current liability. Subsequent to the end of the quarter, the Company reached agreement with the Resource Capital Funds to consolidate all of the convertible demand loan facilities established during 2001, 2002, and to-date in 2003 into one convertible facility with a fixed term expiry date of December 31, 2004. Other payables of $579,361 are related to housing to be transferred to employees of PA over a number of years, and as such are not considered to be a working capital item. Long-term payables of $16,435,097 are all related to the purchase of the Portuguese government mining corporation's interest in PA, and are contingent on the Aljustrel mine going into production.

OUTLOOK

The prospects for conventional project financing to begin production at Aljustrel have not changed since year-end; project financing is not likely to be available until the price of zinc has reached at least the US$0.45 per pound level and prices during the quarter continued to remain in the US$0.35 per pound range. A marginal improvement is expected during the remainder of 2003, but the Company expects that it will have to continue to rely upon RCF to provide the funding required to maintain PA and the Aljustrel mine. Management believes that the funding will be available from RCF, but obviously cannot guarantee that the funds will be available or what the terms will be.

Schedule C

Trading Symbol: EZM - TSX Venture Exchange

NEWS RELEASE

May 16, 2003

Release 01-03

ADDITIONAL FINANCING AND CONSOLIDATION OF LOANS

FROM RESOURCE CAPITAL FUND II L.P.

EuroZinc Mining Corporation (the "Company") announces that an additional US$2 million (Cdn$3,035,000) in convertible loan financing has been arranged with the Resource Capital Fund II L.P. (the "Fund")(the "Additional Financing"), which will be consolidated with an aggregate total of US$5,059,235 (Cdn$7,922,000) in previously announced convertible bridge demand loans and a convertible term loan advanced to the Company in a number of tranches in the period from September 2001 through December 2002 (the "Consolidation"). The Fund, which is the single largest shareholder (currently holding directly and indirectly approximately 30% of the Company's issued shares) and a long term supporter of the Company, is a resource-focused venture capital firm based in Denver, Colorado that invests in development and growth stage mining companies operating throughout the world. The Fund is managed by RCF Management, L.L.C., which is a management company comprised of experienced mining professionals.

The terms of the Additional Financing will be similar to the terms of previous loans received from the Fund. The Additional Financing will accrue interest at a floating annual rate equal to LIBOR plus three percent, compounding quarterly, and is payable semi-annually, at the option of the Company, in cash or free-trading shares at the ten day weighted average market price. The Company may repay the facility upon not less than thirty days prior notice to the Fund, however, after receiving notice the Fund will be entitled to exercise its conversion rights. The Fund will have the right at any time after May 12, 2003 through the expiry date of December 31, 2004 to convert all or any portion of the principal amount of the loan, and all or any portion of outstanding unpaid interest into common shares of the Company. The conversion price for the Additional Financing will be $0.10 per share through to the expiry date. Under the Additional Financing the Company will issue to the Fund 800,000 share purchase warrants with a term of two years and an exercise price of $0.10 per share.

Under the terms of the Consolidation of the Additional Financing with the previous demand loans and the term loan negotiated with the Fund, the conversion prices and exchange rates of all the previously announced funding tranches will remain in effect. The most significant change will be that all of the previously announced demand loans will now become part of a term loan due to expire on December 31, 2004, and the term of the previously announced term loan will be extended from December 31, 2003 to December 31, 2004. In consideration for this extension the Company will issue to the Fund an additional 400,000 share purchase warrants with a term of two years and an exercise price of $0.10 per share. The Additional Financing and the Consolidation are subject to regulatory approvals.

EUROZINC MINING CORPORATION

"Ron A. Ewing"

Ron A. Ewing, Vice-President & CFO

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

 The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1045 - 1050 West Pender Street, Vancouver, B.C.  V6E 3S7

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act
Form 27 Under Section 146(1) of the Alberta Securities Act

(Individually, the "Act" and collectively, the "Securities Acts")

1.

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

EuroZinc Mining Corporation (the "Company")

Suite 1045, 1050 West Pender Street

Vancouver, BC  V6E 3S7

2.

Date of Material Change

State the date of the material change.

May 16, 2003

3.

Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC) and Section 146(1) (AB) of the Securities Acts.

May 16, 2003

The Press Release was released to the TSX Venture Exchange and through various other approved public media.

4.

Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced, subject to regulatory approvals, the arrangement of an additional US$2,000,000 convertible loan financing (the "Additional Financing") with Resource Capital Fund II L.P. (the "Fund").  The Additional Financing will accrue interest at a floating annual rate equal to LIBOR plus three percent, compounding quarterly, and is payable semi-annually, at the option of the Company, in cash or free-trading shares at the ten day weighted average market price.  The conversion price for the Additional Financing is $0.10 per share through to the expiry date of December 31, 2004.  As consideration for the Additional Financing, the Company has agreed to issue the Fund 800,000 share purchase warrants entitling the Fund to purchase up to 800,000 additional shares of the Company at a price of $0.10 per share for a period of two years from the date of issue.

The Company also announced, subject to regulatory approvals, its intention to consolidate the Additional Financing with convertible bridge demand loans and a convertible term loan aggregating US$5,059,235 (the "Former Financings") which were previously advanced to the Company by the Fund between September 2001 and December 2002 (the "Consolidation").  Under the terms of the Consolidation the conversion prices and exchange rates of the Former Financings will remain in effect with the most significant change being that the demand loans of the Former Financings will become part of a term loan due to expire on December 31, 2004 and the expiry date of the term loan of the Former Financings will be extended from  December 31, 2003 to December 31, 2004.  As consideration for the extension of the expiry dates for the Former Financings, the Company has agreed to issue 400,000 share purchase warrants to the Fund entitling the Fund to purchase up to 400,000 common shares of the Company at a price of $0.10 per share for a period of two years from the date of issue.

5.

Full Description of Material Change

The Company announced, subject to regulatory approvals, the arrangement of the Additional Financing with the Fund.  The Additional Financing will accrue interest at a floating annual rate equal to LIBOR plus three percent, compounding quarterly, and is payable semi-annually, at the option of the Company, in cash or free-trading shares at the ten day weighted average market price.  The Company may repay the Additional Financing upon not less than thirty days prior notice to the Fund, however, after receiving notice the Fund will be entitled to exercise its conversion rights.  The Fund will have the right at any time after May 12, 2003 through to the expiry date of December 31, 2004 to convert all or any portion of the principal amount of the loan, and all or any portion of outstanding unpaid interest into common shares of the Company.  The conversion price for the Additional Financing is $0.10 per share through to the expiry date of December 31, 2004.  As consideration for the Additional Financing, the Company has agreed to issue the Fund 800,000 share purchase warrants entitling the Fund to purchase up to 800,000 additional shares of the Company at a price of $0.10 per share for a period of two years from the date of issue.

The Company also announced, subject to regulatory approvals, its intention to consolidate the Additional Financing with convertible bridge demand loans and a convertible term loan aggregating US$5,059,235 (the "Former Financings") which were previously advanced to the Company by the Fund between September 2001 and December 2002 (the "Consolidation").  Under the terms of the Consolidation the conversion prices and exchange rates of the Former Financings will remain in effect with the most significant change being that the demand loans of the Former Financings will become part of a term loan due to expire on December 31, 2004 and the expiry date of the term loan of the Former Financings will be extended from  December 31, 2003 to December 31, 2004.  As consideration for the extension of the expiry dates for the Former Financings, the Company has agreed to issue 400,000 share purchase warrants to the Fund entitling the Fund to purchase up to 400,000 common shares of the Company at a price of $0.10 per share for a period of two years from the date of issue.   The Company is seeking shareholder approval of the Consolidation at its annual general meeting to be held on June 18, 2003.

The Fund, which is the single largest shareholder (currently holding directly and indirectly approximately 30% of the Company's issued shares) and a long-term supporter of the Company, is a resource-focused venture capital firm based in Denver, Colorado that invests in development and growth stage mining companies operating throughout the world. The Fund is managed by RCF Management, L.L.C., which is a management company comprised of experienced mining professionals.

6.

Reliance on Section 85(2)(BC) and Section 118(2)(AB) of the Securities Acts

Not applicable.

7.

Omitted Information

Not applicable

8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron Ewing, Executive Vice-President and Chief Financial Officer

Suite 1045 - 1050 West Pender Street

Vancouver, BC V6E 3S7

Telephone: (604) 681-1337

9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this     20th   day of May, 2003.

"Ron Ewing" _________________________ Ron Ewing, Vice-President and Chief Financial Officer

Proxy

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Alvin Jackson, the President of the Company, or failing this person, Ron Ewing, the Chief Financial Officer of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	**Against**
1. To determine the number of Directors at SEVEN (7).	______	______
	For	**Withhold**
2. To elect as Director, ALVIN W. JACKSON	______	______
3. To elect as Director, J. EDWARD FLETCHER	______	______
4. To elect as Director, JOHN A. GREIG	______	______
5. To elect as Director, RYAN T. BENNETT	______	______
6. To elect as Director, GRAHAM MASCALL	______	______
7. To elect as Director, CHRISTIAN BUE	______	______
8. To elect as Director, DAVID MULLEN	______	______
9. To appoint Watson, Dauphinee and Masuch as Auditors of the Company.	______	______
	For	**Against**
10. To authorize the Directors to fix the auditors' remuneration.	______	______
11. To approve, by special resolution, an increase in the Company's authorized share capital from 200,000,000 to 1,000,000,000.	______	______
12. To approve, by ordinary resolution, the Company's 2002 Stock Option Plan as attached to and described in the Company's information circular dated May 14, 2003.	______	______

	For	**Against**
13. To approve, by ordinary resolution, the consolidation of existing outstanding convertible term and demand loan facilities and convertible loan facilities in respect of additional advances of US$2,000,000 between the Company and Resource Capital Fund II L.P. as more particularly described in the Company's information circular dated May 14, 2003.	______	______
14. To approve, by ordinary resolution, the entrance into future convertible loan facilities with Resource Capital Fund II L.P., or a related fund, of up to US$2,000,000 as more particularly described in the Company's information circular dated May 14, 2003.	______	______
15. To transact such other business as may properly come before the meeting.	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares
Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") **must be signed by you**, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by May 20, 2003.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified or where both choices are specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified or where both choices are specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

EUROZINC MINING CORPORATION

Suite 1045- 1050 West Pender Street

Vancouver, British Columbia

V6E 3S7

INFORMATION CIRCULAR

(Containing information as at May 14, 2003)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of EuroZinc Mining Corporation (the "Company") for use at the Annual and Special General Meeting of Members of the Company (and any adjournment thereof) to be held on Wednesday the 18th day of June, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors of the Company.  A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by the Company's transfer agent, Computershare Trust Company of Canada at 100 University Avenue, 9th Floor Toronto, Ontario  M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.  No proxy will be valid if deposited after this time or delivered at the meeting.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia V7X 1J1 at any time up to and including the last business day preceding the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A proxy may also be revoked by delivery of a later dated proxy, containing a revocation clause, in the manner and before the time set out in the previous paragraph.

VOTING OF PROXIES

Common shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

V23391/101937 v3

The common shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH COMMON SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE  BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

ADVICE TO BENEFICIAL MEMBERS

Only registered Members or duly appointed proxyholders are permitted to vote at the Meeting.  Members who do not hold their common shares in their own name ("Beneficial Members") are advised that only proxies from registered Members can be recognized and voted at the meeting.  Beneficial Members who complete and return an instrument of proxy must indicate on the proxy the person (usually a brokerage house) who holds their common shares as a registered Member.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The instrument of proxy supplied to Beneficial Members is identical to that provided to registered Members. However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker then, in almost all cases, those common shares will not be registered in such Member's name on the records of the Company.  Such common shares will more likely be registered under the name of the Member's broker or an agent of that broker.  In Canada, the majority of such common shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member.  Without specific instructions, brokers/nominees are prohibited from voting common shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of Members' meetings unless a Beneficial Member has waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Member by its broker is identical to the form of proxy provided by the Company to the registered Members.  However, its purpose is limited to instructing the

V23391/101937 v3

registered Member how to vote on behalf of the Beneficial Member.  Should a Beneficial Member receiving such a form wish to vote at the Meeting, the Beneficial Member should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Member's name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC").  IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and asks Beneficial Members to return the proxy forms to IICC.  IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Member receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted.

All references to Members in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered Members unless specifically stated otherwise.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding                    70,246,502 common shares without par value (1)
Authorized Capital                           200,000,000 common shares without par value

(1) As at May 14, 2003

Only Members of record at the close of business on May 14, 2003 (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their common shares voted at the meeting.

On a show of hands, every individual who is present as a member or as a representative of one or more corporate members, or who is holding a proxy on behalf of a member who is not present at the meeting, will have one vote, and on a poll every member present in person or represented by a proxy, and every person who is a representative of one or more corporate members will have one vote for each common share registered in his name on the list of members, which is available for inspection during normal business hours at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC, V6C 3B9 and at the Meeting of Members.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	Number of Common Shares	Percentage
Resource Capital Fund II L.P.	5,765,509 (1)	8.21%
Resource Capital Fund L.P.	15,496,337(2)	22.1%

(1)

In addition, Resource Capital Fund II L.P. holds convertible loan facilities in the aggregate amount of US$5,059,235 - see "Particulars of Other Matters to be Acted Upon - Consolidation of Convertible Loan Facilities and Future Loan Facilities".

(2)

In addition, Resource Capital Fund L.P. holds a convertible loan in the amount of US$4,000,000, as amended, convertible into up to 20,844,732 common shares of the Company until December 31, 2003.  Resource Capital Fund L.P. and Resource

V23391/101937 v3

(3)

Capital Fund II L.P. are both managed by RCF Management LLC, which is a management company comprised of experienced mining professionals. See also "Interest of Insiders in Material Transactions".

ELECTION OF DIRECTORS

The board of directors of the Company presently consists of seven directors and it is intended to determine the number of directors at seven and to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia).

In the following table and notes thereto, is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Nominees for Election as Directors

Name, Position and Municipality of Residence(1)	Principal Occupation and, if not at present an Elected Director, Occupation during the past 5 Years(1)	Period of Service as a Director	Number of Common Shares(2)
Alvin W. Jackson(4) President, Chief Operating Officer & Director Canada	Self-employed Geological Consultant; Director of Gold-Ore Resources Ltd., President & Director of Poplar Resources Ltd.; Director of Canasil Resources Inc.	Since 21-Apr-1999	451,493
Graham Mascall Director England

Self-employed mining/financial consultant; Previously Vice President, Business Development of BHP Billiton; Managing Director of Billiton Capital; Chief Executive - Merger & Acquisitions of Billiton plc.

		Since 16-Oct-2002	Nil
John A. Greig(3) Director Canada	Geologist, Chairman and Director of Cumberland Resources Ltd., Director of Redcorp Ventures Ltd., Diamondex Resources Ltd. and Dynamic Oil & Gas Ltd.	Since 21-Apr-1999	2,348,043
Christian Bue Director France	Doctor in Economics, Universite de Paris; Retired, International Consultant	Since 21-Jun-2001	Nil

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David Mullen(3)(4) Director Canada	Chief Executive Officer of HSBC Capital (Canada) Inc., a merchant banking company; Director of Gold-Ore Resources Ltd., Arcis Corporation and Wescan Inc.	Since 21-Apr-1999	67,400
Ryan T. Bennett(3)(4) Director U.S.A.	Principal, Resource Capital Fund L.P. and Resource Capital Fund II L.P., Director of Lithic Resources Ltd.	Since 26-Apr-1999	Nil
J. Edward (Ted) Fletcher(4) Chairman & Director Canada	Chairman & Director of Yamana Resources Inc.	Since 09-Sept-1999	27,777

(5)

The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(6)

The information as to common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(7)

Denotes member of Audit Committee.

(8)

Denotes member of Compensation Committee.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officer" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more.  In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year, the Company had six Named Executive Officers, M. Norman Anderson, Alvin Jackson, Ron Ewing, Ken Lowe, Kelvin Dushnisky and James Drake.  The following table sets forth the compensation awarded, paid to or earned by the Company's executive officers and two former executive officers during the financial years ended December 31, 2000, 2001 and 2002 (the "Named Executive Officers").

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Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SAR's Granted (#)(2)	Restricted Common Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
M. Norman Anderson(3) Former Chief Executive Officer and Chairman	2002 2001 2000	50,000 70,000 N/A	nil nil N/A	N/A N/A N/A	25,000/0 575,000/0N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Alvin Jackson President and Chief Operating Officer	2002 2001 2000	74,500(5) 122,000 150,000(5)	nil nil nil	N/A N/A N/A	570,000/0 454,975/0(6) 160,025/0(7)	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Ron Ewing Chief Financial Officer, Senior Vice-President & Secretary	2002 2001 2000	60,000 96,000 120,000	nil nil nil	N/A N/A N/A	475,000/0 242,950/0(8) 0/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Ken Lowe Vice-President & Comptroller	2002 2001 2000	123,500 150,000 170,000	nil nil nil	N/A N/A N/A	450,000/0 50,000/0 0/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Maurice Tagami(9) Former Manager, Metallurgy	2002 2001 2000	N/A 108,000 120,000	N/A nil nil	N/A N/A N/A	N/A 50,000/0 0/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Kelvin Dushnisky(4) Former Vice-Chairman and General Counsel	2002 2001 2000	100,000 153,000 150,000	nil nil nil	N/A N/A N/A	0/0 0/0 267,510/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
James Drake General Manager, Aljustrel	2002 2001 2000	150,000 171,000 120,000	nil nil nil	N/A N/A N/A	480,000/0 50,000/0 250,000/0(7)	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(9)

Fiscal years ended 2000, 2001 and 2002.

(10)

Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year-end.

(11)

Mr. Anderson resigned as Chairman and Chief Executive Officer on September 26, 2002.

(12)

Mr. Dushnisky resigned as Vice-Chairman on June 21, 2001 and as General Counsel on August 15, 2001.

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(13)

Paid to a company controlled by Alvin Jackson.

(14)

359,975 options granted to Mr. Jackson during the 2001 fiscal year have been cancelled.

(15)

All of these options have been cancelled.

(16)

147,950 options granted to Mr. Ewing during the 2001 fiscal year have been cancelled.

(17)

Mr. Tagami resigned as Manager, Metallurgy on December 31, 2001.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's common shares but does not include option or stock appreciation rights plans or plans for compensation through restricted common shares or units".  The Company has not granted any LTIP's during the past fiscal year.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's common shares.  No SAR's were granted or exercised by the Named Executive Officers during the fiscal year ended December 31, 2002.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options during the financial year ended December 31, 2002 to the Named Executive Officers, pursuant to the rules and policies of the TSX Venture Exchange and, in accordance with the provisions of the Company Act (British Columbia) and the Regulations thereunder:

Name	Securities Under Options/SAR's Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security) (3)	Expiration Date
M. Norman Anderson	25,000.05%		$0.10	$0.10	Dec. 10, 2007
Alvin Jackson	570,000	10%	$0.10	$0.10	Dec. 10, 2007
Ron Ewing	475,000	8.7%	$0.10	$0.10	Dec. 10, 2007
Kenneth Lowe	450,000	8.2%	$0.10	$0.10	Dec. 10, 2007
James Drake	480,000	8.8%	$0.10	$0.10	Dec. 10, 2007

(18)

As freestanding SARs have not been granted under the Stock Option Plan, the number of shares relate solely to stock options.

(19)

Percentage of all options granted during the last fiscal year.

(20)

Market value of the Company's shares on December 10, 2002, being the date of grant.

V23391/101937 v3

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

No stock options were exercised by the Named Executive Officers during the fiscal year ended December 31, 2002.  The following table sets forth the  fiscal year-end value of unexercised options on an aggregated basis:

V23391/101937 v3

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)(1)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)(2)
Alvin Jackson	Nil	Nil	665,000/0	Nil
Ron Ewing	Nil	Nil	570,000/0	Nil
Ken Lowe	Nil	Nil	500,000/0	Nil
Maurice Tagami	Nil	Nil	150,000/0	Nil
James Drake	Nil	Nil	530,000/0	Nil
Kelvin Dushnisky	Nil	Nil	477,510/0	Nil
M. Norman Anderson	Nil	Nil	600,000/0	Nil

(21)

As freestanding SAR's have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(22)

There are no "in-the-money" options as the closing price of common shares of the Company on the TSX Venture Exchange on December 31, 2002, being the Company's fiscal year end, of $0.10 per share was equal to or less than the exercise price of the options granted.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer or director, except as follows:

1.

The Company entered into employment agreements dated December 15, 1999 (the "Agreements") with each of Alvin Jackson, Kelvin Dushnisky and Ron Ewing (the "Employees") whereby each Employee has agreed that, in the event that steps are taken by any person for a takeover of control of the Company, the Employee will remain and tender services to the Company in accordance with his position and in the best interests of the members until the efforts for a takeover of control have been abandoned or terminated or until the takeover of control has occurred.  The Employee has the option, to be exercised within 12 months of any takeover of control, to elect to resign for the sole reason of

V23391/101937 v3

            the takeover of control by giving at least one months' notice and not more than two months' notice, in which case the Company will be obligated to pay:

(a)

that Employee's salary up to the date of his resignation, plus any amounts previously made payable to the Employee but not yet paid;

(b)

an amount equivalent to 30 months' salary, based on the salary rate in effect as of the date of resignation;

(c)

if the Employee elects not to retain his stock options in full force and effect, a cash amount equal to the aggregate spread between the exercise price of all options held by the Employee, whether or not fully-exercisable, and the higher of (i) the average of the closing prices of the Company's shares on the TSX Venture Exchange for 15 business days preceding the date of resignation, or (ii) the average price actually paid for the most highly priced 1% of the Company's shares by any one person who takes over control of the Company in lieu of such of the Company's shares issuable upon exercise of the Employee's options which remain unexercised on the fourth day after the date of resignation.

Under the terms of the Agreements, in the event that an Employee is removed from his current position otherwise than "for cause", he is entitled to receive a severance payment equal to 12 months' salary, based on his salary rate in effect as of the date of resignation and to retain any stock option held by him for the balance of the term of his option agreement, unless such termination occurs within 12 months of a takeover of control, in which case the Employee will receive 30 months' salary.

2.

The Company entered into an employment agreement dated December 15, 1999 (the "Agreement") with Ken Lowe ("Lowe"), whereby Lowe agreed that, in the event that steps are taken by any person for a takeover of control of the Company, Lowe would remain and tender services to the Company in accordance with his position and in the best interests of the members until the efforts for a takeover of control have been abandoned or terminated or until the takeover of control has occurred.  Lowe has the option, to be exercised within six  months of any takeover of control, to elect to resign for the sole reason of the takeover of control by giving at least one months' notice and not more than two months' notice, in which case the Company will be obligated to pay:

(a)

The salary of Lowe up to the date of his resignation, plus any amounts previously made payable to Lowe but not yet paid;

(b)

an amount equivalent to 24 months' salary, based on the salary rate in effect as of the date of resignation;

(d)

if Lowe elects not to retain his stock options in full force and effect, a cash amount equal to the aggregate spread between the exercise price of all options held by him, whether or not fully-exercisable, and the higher of (i) the average of the closing prices of the Company's shares on the TSX Venture Exchange for 15 business days preceding the date of resignation, or (ii) the average price actually paid for the most highly priced 1% of the Company's shares by any one person who takes over control of the Company in lieu of such of the Company's shares issuable upon exercise of the options of Lowe which remain unexercised on the fourth day after the date of resignation.

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Under the terms of the Agreement, in the event that Lowe is removed from his current position otherwise than "for cause", he is entitled to receive a severance payment equal to 12 months' salary, based on his salary rate in effect as of the date of resignation and to retain any stock option held by him for the balance of the term of his option agreement, unless such termination occurs within 12 months of a takeover of control, in which case he will receive 24 months' salary.

3.

The Company entered into a consulting agreement dated September 15, 2002 with Graham Mascall, a director of the Company, whereby Mr. Mascall agreed to provide the following services:

a)

provide a strategy to enhance shareholder value;

b)

provide strategic advice to the board on options and processes for obtaining various forms of equity and debt financing;

c)

provide direction of all public equity and project debt financings, including all financial advisors; and

d)

provide oversight, direction and assistance to the CFO with respect to financial matters.

for compensation at the rate of US$1,500 or ,1,000 (whichever is the greater in US currency) per day of services provided, with a minimum payment of five days per month and receipt of an option to purchase up to 500,000 common shares of the Company, issued pursuant to the policies of the TSX Venture Exchange.

Compensation of Directors

During the fiscal year ended December 31, 2002, the following stock options were granted by the Company to directors who are not Named Executive Officers.

Name	Securities Under Options/SAR's Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security) (3)	Expiration Date
John A. Greig	320,000	5.9%	$0.10	$0.10	Dec. 10, 2007
David F. Mullen	340,000	6.2%	$0.10	$0.10	Dec. 10, 2007
J. E. Fletcher	360,000	6.6%	$0.10	$0.10	Dec. 10, 2007
Ryan Bennett	410,000	7.5%	$0.10	$0.10	Dec. 10, 2007
Christian Bue	350,000	6.4%	$0.10	$0.10	Dec. 10, 2007
Graham Mascall	500,000	9.2%	$0.10	$0.10	Dec. 10, 2007

(1)

As freestanding SARs have not been granted under the Stock Option Plan, the number of shares relate solely to stock options.

(2)

Percentage of all options granted during the last fiscal year.

(3)

Market value of the Company's shares on December 10, 2002, being the date of grant.

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Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options/SAR's during the fiscal year ended December 31, 2002 by directors who are not Named Executive Officers of the Company, as a group, and the fiscal year-end value of unexercised options/SAR's on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)(1)	Value of Unexercised In-the-Money Options ($)(1)(2)
Directors who are not Named Executive Officers (six)	Nil	Nil	2,280,000	Nil

(4)

As freestanding SAR's have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(5)

There are no "in-the-money" options as the closing price of common shares of the Company on the TSX Venture Exchange on December 31, 2002, being the Company's fiscal year end, of $0.10 per share was equal to or less than the exercise price of the options granted.

During the most recently completed fiscal year, the following directors, who are not Named Executive Officers, received compensation for services provided to the Company in their capacities as consultants and/or experts:   Christian Bue - $15,350      Graham Mascall - $93,000

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive officer, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Ryan Bennett, a director of the Company, is a principal of Resource Capital Fund L.P. and Resource Capital Fund II L.P., which are substantial security holders of the Company (see "Voting Common Shares and Principal Holders Thereof"), and Mr. Bennett abstained from voting on the following transactions:

(a)

The Company entered into convertible demand loan facilities with Resource Capital Fund II L.P. ("Resource Capital II") on May 9, June 24 and August 13, 2002 whereby Resource Capital II loaned to the Company and its subsidiary AGC Minas de Portugal, SGPS ("AGC") a combined total of US$1,550,000 (the "Demand Loan Facility") to provide working capital for the Company, AGC and another subsidiary Pirites Alentejanas S.A. ("Pirites").  The Demand Loan Facility bears interest at LIBOR plus 3% per annum, compounding quarterly. Resource Capital II may convert the outstanding principal amount of the loan and any portion of outstanding unpaid interest thereon into shares of the Company at a conversion price of:  Cdn$0.15 per share, as to US $350,000 until May 10, 2004, increasing by Cdn$0.05 on each subsequent May 10 while the conversion rights remain outstanding; Cdn$0.14 per share as to US$600,000 until June 24, 2004, increasing by Cdn$0.05 on each subsequent June 24 while the conversion rights remain outstanding; Cdn$0.10 per share, as to US

V23391/101937 v3

            $600,000 until August 19, 2004, increasing  by  Cdn$0.05 on each subsequent August 19 while the conversion rights remain outstanding, for up to a maximum of 5 years.  The Company also issued to Resource Capital II 1,600,000 share purchase warrants entitling Resource Capital II to purchase an additional 1,600,000 common shares of the Company at a price of $0.10 per share, exercisable until August 13, 2004.

(b)

On October 7, 2002 the Company and Resource Capital II entered into an additional convertible demand loan facility (the "Demand Loan Facility 2") whereby Resource Capital II loaned to the Company and AGC a total of US$900,000 to provide working capital for the Company, AGC and Pirites.  The Demand Loan Facility 2 bears interest at LIBOR plus 3% per annum, compounding quarterly.  Resource Capital II may convert the outstanding principal amount of the loan and any portion of outstanding unpaid interest thereon into shares of the Company at a conversion price of Cdn$0.10 per share until October 7, 2004.  On each subsequent October 7, the conversion price will increase by Cdn$0.05 while the conversion rights remain outstanding, up to a maximum of 5 years.  The Company also issued to Resource Capital II 2,400,000 share purchase warrants entitling Resource Capital II to purchase an additional 2,400,000 common shares of the Company at a price of Cdn$0.10 per share, exercisable until October 7, 2004.

(c)

The Company and AGC entered into a third amendment agreement with Resource Capital Fund L.P. ("Resource Capital") on October 5, 2002 (the "Amendment Agreement") to amend the US$4,000,000 convertible loan agreement dated as of April 21, 1999 as previously amended (the "Loan Agreement").  The Amendment Agreement extended the term of the Loan Agreement from December 31, 2002 to December 31, 2003 and the conversion price was reduced from Cdn$0.60 to Cdn$0.25 as to the first US$2 million and from Cdn$0.80 to Cdn$0.33 as to the balance of the US$4 million. The Loan Agreement is now convertible into up to 20,844,732 common shares of the Company.

The Company proposes to enter into additional convertible loan facilities with Resource Capital II - See "Particulars of Other Matters to be Acted Upon - Consolidation of Convertible Loan Facilities and Future Loan Facilities".

Other than as set forth herein, in this or any previous Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning common shares carrying more than 10% of the voting rights attached to the common shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2003 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Watson, Dauphinee and Masuch, Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration.  Watson, Dauphinee and Masuch, Chartered Accountants were first appointed auditors of the Company on November 5, 2002, when KPMG LLP resigned as auditors of the Company and the directors of the Company appointed Watson, Dauphinee and Masuch, Chartered Accountants as auditors to fill the vacancy.  The change of auditor of the Company was approved by the Company's audit committee.  A Notice of Change of Auditor and a disclaimer letter from each of the former

V23391/101937 v3

and successor auditors are enclosed with this Information Circular pursuant to the requirements of National Policy No. 31.

 INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors, the granting of approval to the issuance of incentive stock options, and the ratification of all acts and proceedings of the directors and officers of the Company since the last Annual and Special General Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange ("TSXV"), on which the Company's common shares are listed, has issued guidelines on corporate governance procedures for listed companies with a Tier 1 status and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the "Guidelines").  Where a company's corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed.  The directors of the Company have considered the Guidelines and sought advice from the Company's legal advisors.

The following table describes the Company's approach to corporate governance with reference to the specifically enumerated Guidelines.

TSXV's Corporate Governance Guidelines	The Company's Approach

V23391/101937 v3

1.

The board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship, assume responsibility for:

(a)

adoption of a strategic planning process

(b)

identification of principal risks and implementation of appropriate systems to manage those risks

(c)

succession planning, including appointing, training and monitoring management

(d)

a communications policy

(e)

the integrity of internal control and management information systems

The board of directors is responsible for the conduct of the Company's affairs generally.

The board of directors is responsible for reviewing and approving the Company's operating plans and budgets as presented by management.

The board of directors is responsible for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable.

Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of the board of directors' responsibilities.

The board of directors is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure.

In keeping with its overall responsibility for the stewardship of the Company, the Audit Committee is responsible for the integrity of the Company's internal control and management information systems.

1.

The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company.

Four of the Company's seven directors are unrelated. Mr. Fletcher acts as the Chairman but does not perform managerial functions.
2. The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.

The board consists of a majority of unrelated directors for the purposes of the Guidelines. Of the seven individuals on the Board, the only related directors are Mr. Jackson, who is the President of the Company, Mr. Bennett who is associated with the Company's two largest shareholders being also the Company's two largest creditors and Mr. Mascall.  Each of the remaining directors is free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company.

V23391/101937 v3

3. The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.	Since the size of the board is already limited, the functions of such a committee can be served by an existing committee such as the compensation committee.
4. Every board should implement a process for assessing the effectiveness of the board as a whole, the board's committees and individual directors.

The board is of the view that the Company's shareholders are the most important assessors of board performance and that they provide the most effective, objective assessment of the board's performance.

5. Every company should provide an orientation and education program for new recruits to the board.

The Company does not provide a formal orientation and education program for new directors.  However, new directors are given the opportunity to familiarize themselves with the Company, the current directors and members of management.

6. Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The board considers its size, in light of the Company's state of development, to be appropriate.
7. The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.

Members of the board are not compensated for acting as such other than through incentive stock options pursuant to the policies of the TSX Venture Exchange and the Company's proposed stock option plan.  Members of the board who occasionally perform professional services for the Company do so on an ad hoc and per diem basis.  At present, the board is satisfied that the current arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company.

8. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.	Committees of the board consist of an Audit Committee and a Compensation Committee, with the majority of the members being outside and unrelated directors.

The Audit Committee consists of three outside directors, one of whom may be considered related through his association with the Company's largest shareholder and creditor.  The role of the Audit Committee is to oversee the Company's financial reporting obligations, financial systems and disclosure and to act as a liaison between the board and the Company's auditors.  The activities of the Audit Committee typically include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors.

- 17 -

The Compensation Committee consists three outside directors and one member of management.  One of the outside directors may be considered related through his association with the Company's largest shareholder and creditor.  The role of the Compensation Committee is primarily to administer the Company's Employees' and Directors' Stock Option Plan and to determine the remuneration of executive officers.

9. Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Company's approach to governance issues.	The board of directors is responsible for developing and implementing the Company's approach to governance issues.

10.

The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objective which the CEO is responsible for meeting.

The Company does not currently have a CEO and the board has not, to date, developed formal, documented position descriptions for the board and any future CEO defining the limits of management's responsibilities.  The board is currently of the view that the respective corporate governance roles of the board and management are clear and that the limits to management's responsibility and authority are reasonably well-defined.

The board is responsible for approving annual operating plans recommended by management.  Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.  A policy respecting authorizations for spending limits has been prepared for the Company.  The Compensation Committee is responsible for senior executive compensation.

The board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

11. Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.

The board believes the Company is well served and the independence of the board from management is not compromised.  The board does not, and does not consider it necessary under the circumstances, have any formal structures or procedures in place to ensure that the board can function independently of management.  The board believes that its current composition, in which only one of seven directors is a member of management, is sufficient to ensure that the board can function independently of management.

V23391/101937 v3

12. The audit committee of every board of directors should be composed of only outside directors. The roles and responsibilities of the audit committee should be specifically defined.	Two of the three members of the Audit Committee are outside directors. The role of the Audit Committee is described in Item 9 above.
13. The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.	Each member of the board understands that he is entitled to seek the advice of an independent expert at the expense of the Company if he considers it warranted under the circumstances.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Increase of Authorized Capital

To ensure that the Company has the ability to carry out present and future financing plans, it is intended to increase the Company's authorized share capital from 200,000,000 common shares without par value to 1,000,000,000 common shares without par value and to amend the Company's Memorandum accordingly.

The members of the Company will be asked at the Meeting to pass a Special Resolution in the following terms:

RESOLVED, as a Special Resolution, that:

(a)

the authorized capital of the Company be increased from 200,000,000 common shares without par value to 1,000,000,000 common shares without par value; and

(b)

the Memorandum of the Company be altered by deleting paragraph 2 in its entirety and substituting the following therefor:

2.

The authorized capital of the Company consists of 1,000,000,000 common shares without par value.

2002 Stock Option Plan

Pursuant to Policy 4.4 of the TSXV, implemented during August, 2002, all TSXV listed companies are required to adopt a stock option plan prior to granting incentive stock options.  The Board of Directors of the Company has established such a plan (the "2002 Plan").  The purpose of the 2002 Plan is to attract and motivate directors, officers, employees, consultants and others providing services to the Company and its subsidiaries, and thereby advance the Company's interests, by affording such persons with an opportunity to acquire an equity interest in the Company through the issuance of stock options.  The Company is currently listed on Tier 1 of the TSXV and has adopted a "fixed number" stock option plan reserving a maximum of 20% of the issued shares of the Company as at the date shareholder approval was received.  As at the record date, 20% of the Company's outstanding shares would be 14,049,300.

The TSXV's Policy 4.4 and the terms of the 2002 Plan authorize the Board of Directors to grant stock options to optionees on the following terms:

V23391/101937 v3

1.

The aggregate number of shares which may be issued pursuant to options granted under the 2002 Plan, unless otherwise approved by shareholders, may not exceed that number which is equal to 20% of the shares of the Company at the time of shareholder approval of the 2002 Plan.

2.

The number of shares subject to each option will be determined by the board of directors, provided that the aggregate number of shares reserved for issuance pursuant to options or any other share compensation arrangement granted to:

(a)

insiders may not exceed 10% of the issued shares of the Company;

(b)

any one individual during any 12 month period may not exceed 5% of the issued shares of the Company unless shareholder approval has been obtained;

(c)

any one Consultant may not exceed 2% of the issued shares of the Company;

(d)

any one Person employed to provide investor relations activities may not exceed 2% of the issued shares of the Company.

in each case calculated as at the date of grant of the option, including all other shares under option to such Person at that time.

3.

The exercise price of an option may not be set at less than the minimum price permitted by the TSXV.

4.

Options may be exercisable for a period of up to ten years from the date of grant.

5.

The options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2002 Plan or, having ceased to be an eligible optionee pursuant to the 2002 Plan,  the options may only be exercised pursuant to the terms of the stock option agreement governing the option grant or, if the optionee dies, within one year from the date of the optionee's death.

6.

On the occurrence of a takeover bid or tender offer, the board of directors will have the right to accelerate the date on which any option becomes exercisable.

A copy of the 2002 Plan is attached to and incorporated by reference into this Information Circular.

The 2002 Plan received TSXV conditional acceptance on January 10, 2003 but remains subject to shareholder approval.  Thereafter, notice of options granted under the 2002 Plan must be given to the TSXV.  Any amendments to the 2002 Plan must also be approved by the TSXV and, if necessary, by the shareholders of the Company prior to becoming effective.

Accordingly, Members will be asked to pass an ordinary resolution, in substantially the following form to approve the 2002 Plan:

"RESOLVED as an ordinary resolution that, subject to acceptance for filing by the TSX Venture Exchange, the Company's 2002 Plan in substantially the form described in and attached to the

V23391/101937 v3

Company's Information Circular dated May 12, 2003, and the grant of options thereunder in accordance therewith, be approved."

Upon approval of the 2002 Plan, all presently outstanding incentive stock options will come under and be governed by the terms and conditions of the 2002 Plan except that, in the case of any inconsistency between the 2002 Plan and the terms and provisions of the agreements relating to such outstanding option, the terms and conditions of the existing agreements will prevail.

CONSOLIDATION OF CONVERTIBLE LOAN FACILITIES AND FUTURE LOAN FACILITIES

During the 2001 and 2002 fiscal years and the months prior to the date of this information circular, the Company has entered into various currently outstanding convertible term and demand loan facilities with Resource Capital Fund II L.P. ("Resource Capital II") totalling US$5,059,235/Cdn$7,922,000 (the "Facilities").  The Facilities have been approved by the Company's Board of Directors and accepted for filing by the TSX Venture Exchange (the "Exchange").  The Company proposes to consolidate the existing Facilities and additional advances of US$2,000,000/Cdn$3,035,000 from Resource Capital II into one new convertible term loan facility for an aggregate of US$7,059,235/Cdn$10,957,000 (the "Consolidation").

The following table details the existing Facilities with Resource Capital II.

Lender	Date of Facility	Maturity Date	Amount	Conversion Prices*/ # of Common Shares issuable
Resource Capital Fund II L.P.	Dec. 17, 2001 (effective date)	Dec. 31, 2003	US$2,609,235/ Cdn$4,096,500	Cdn$3,140,000 at $0.15 per share/ 20,933,333 common shares Cdn$471,000 at $0.10 per share/ 4,710,000 common shares Cdn$485,500 at $0.15 per share/ 3,236,667 common shares
Resource Capital Fund II L.P.	May 9, 2002	Demand Loan	US$350,000/ Cdn$549,500	Cdn$549,500 at $0.15 per share/ 3,663,333 common shares
Resource Capital Fund II L.P.	June 24, 2002	Demand Loan	US$600,000/ Cdn$918,000	Cdn$918,000 at $0.14 per share/ 6,557,142 common shares
Resource Capital Fund II L.P.	August 13, 2002	Demand Loan	US$600,000/ Cdn$936,000	Cdn$936,000 at $0.10 per share/ 9,360,000 common shares
Resource Capital Fund II L.P.	October 7, 2002	Demand Loan	US$900,000/ Cdn$1,422,000	Cdn$1,422,000 at $0.10 per share/ 14,220,000 common shares

* The conversion prices under the Facilities increase by $0.05 per share on each anniversary of the initial conversion rights.

Description of the General Terms of the Facilities

Interest under the Facilities is at a floating annual rate equal to the one month LIBOR rate in effect from time to time as quoted in the Wall Street Journal, plus 3%, compounding quarterly.  Interest is calculated on a 360 day year basis and is payable at the option of the Company in cash or free-trading shares, subject to Exchange policies.

V23391/101937 v3

The conversion prices of the Facilities are subject to adjustment pursuant to standard anti-dilution provisions in the event of changes to the Company's capital structure.

The Facilities are secured by liens on the Company's and AGC's interests in Pirites and accounts receivable from Pirites.

The Company has the right to prepay the Facilities upon not less than 30 days notice to Resource Capital II without penalty, subject to Resource Capital II having the right to re-advance prepaid amounts for the sole purpose of exercising its conversion rights under the Facilities.

The Facilities have standard default provisions, including default for non-payment, breach of representations, warranties and covenants, insolvency, and judgements.

See also "Interest of Insiders in Material Transactions".

Warrants

In connection with the Facilities, the Company has issued to Resource Capital II 1,600,000 share purchase warrants, exercisable until August 13, 2004 at an exercise price of $0.10 per share, and 2,400,000 share purchase warrants, exercisable until October 7, 2004 at an exercise price of $0.10 per share.

Additional Advances of US$2,000,000

The additional advances of US$2,000,000/Cdn$3,035,000 will be convertible at $0.10 per share into up to an additional 30,350,000 common shares of the Company until December 31, 2004 and will subject to the terms of the Consolidation as disclosed herein.

Convertible Loan Agreement with Resource Capital Fund L.P.

In 1999, the Company and AGC entered into a convertible loan agreement with Resource Capital Fund L.P. ("Resource Capital"), dated as of April 21, 1999, for the principal amount of US$4,000,000 (the "Loan Agreement"). The Loan Agreement was authorized by the Company's shareholders on April 9, 1999.  The Loan Agreement was subsequently amended by a first amendment agreement dated September 9, 1999 and a second amendment agreement date May 11, 2000.

The Company and AGC have also entered into a third amendment agreement with Resource Capital Fund L.P., dated October 5, 2002, to amend the Loan Agreement (the "Third Amendment Agreement").  The Third Amendment Agreement extended the term of the Loan Agreement from December 31, 2002 to December 31, 2003 and the conversion prices were reduced from Cdn$0.60 to Cdn$0.25 as to the first US$2 million and from Cdn$0.80 to Cdn$0.33 as to the balance of the US$4 million. The principal amount of the Loan Agreement is now convertible into up to 20,844,732 common shares of the Company. Resource Capital also has the option to advance an additional US$500,000, which would be convertible into up to 2,964,984 common shares of the Company.

Current Conversion Rights and Shareholdings

If Resource Capital II and Resource Capital were to fully convert all outstanding convertible loans and convertible loan facilities with the Company and exercise their outstanding share purchase warrants, they would hold a combined total of 90,490,191 common shares of the Company which, when added to their current shareholdings of 21,261,846 common shares of the Company would represent approximately 54% of the Company's outstanding share capital.  The foregoing does not include any common shares that may be issued to pay interest in connection with the Facilities or the Loan Agreement.

V23391/101937 v3

Resource Capital II and Resource Capital, which are the largest shareholders of the Company and long term supporters of the Company, are resource focused venture capital firms based in Denver Colorado that invest in development and growth stage mining companies operating throughout the world.  Resource Capital II and Resource Capital are both funds managed by RCF Management LLC, which is a management company comprised of experienced mining professionals.

Consolidation Terms

The terms of the Consolidation will be substantially similar to the existing general terms of the Facilities.  The conversion prices under the Facilities will remain unchanged and interest will be calculated on the same basis as under the Facilities.  The Consolidation will provide for the same right of prepayment, anti-dilution, and default provisions and other standard terms as under the Facilities.

Resource Capital II will retain first priority liens on the Company's and AGC's interests in Pirites and accounts receivable from Pirites.  AGC will be listed as the guarantor of the Consolidation.

The Consolidation will however be a term loan facility with a maturity date of December 31, 2004.  Accordingly, outstanding demand loan facilities with Resource Capital II will be modified from demand loans to term loans and the maturity date of the existing term loan of US$2,609,235 will be extended from December 31, 2003 to December 31, 2004. Given that the Consolidation will be a term loan facility, the Consolidation will provide for repayment in full upon the first to occur of the maturity date, or, if requested by Resource Capital II, upon the sale or joint venture of an interest in the Company's Aljustrel Project or a merger or change of control of the Company or either of AGC or Pirites.

The additional advances of US$2,000,000 or Cdn$3,035,000 will be convertible at $0.10 per share into up to an additional 30,350,000 common shares until December 31, 2004.

As part of the Consolidation, the Company will issue to Resource Capital II an additional 1,200,000 share purchase warrants, exercisable at a price of $0.10 per share, for a period of two years.

Once the Consolidation is fully established, if Resource Capital II and Resource Capital were to fully convert the Consolidation and the Loan Agreement and exercise all their share purchase warrants, they would hold a combined total of 122,040,191 common shares of the Company which, when added to their current shareholdings of 21,261,846 common shares of the Company would represent approximately 75% of the Company's outstanding share capital.  The foregoing does not include any common shares that may be issued to pay interest in connection with the Consolidation or the Loan Agreement.

Resource Capital II and Resource Capital, which are the largest shareholders of the Company and long term supporters of the Company, are resource focused venture capital firms based in Denver Colorado that invest in development and growth stage mining companies operating throughout the world.  Resource Capital II and Resource Capital are both funds managed by RCF Management LLC, which is a management company comprised of experienced mining professionals.

Future Loan Facilities

It is anticipated that the Company may receive future advances of up to US$2,000,000 from Resource Capital II, or a related fund, on substantially similar terms as or as part of the Consolidation (the "Future Loan Facilities").  There can be no assurance however that Resource Capital II, or a related fund, will agree to advance any additional funds to the Company.

Shareholder Approval

The TSX Venture Exchange may require shareholder approval of the Consolidation and any Future Loan Facilities and the Company's management considers it appropriate to seek disinterested shareholder approval

V23391/101937 v3

of the Consolidation and Future Loan Facilities at this Meeting.  Accordingly the Members of the Company (other than Resource Capital II or Resource Capital or any insiders or affiliates of Resource Capital II or Resource Capital) will be asked to pass the following ordinary resolutions, in substantially the following form to approve the Consolidation and Future Loan Facilities:

1.

"RESOLVED as an ordinary resolution that the Directors of the Company are hereby authorized to proceed with and complete the consolidation of existing outstanding convertible term and demand loan facilities and convertible loan facilities in respect of additional advances of US$2,000,000 with Resource Capital Fund II L.P. (the "Consolidation"), as more particularly described in the Company's information circular dated May 14, 2003, and to make such amendments to the terms of the Consolidation as the Directors of the Company deem appropriate."

2.

"RESOLVED as an ordinary resolution that the Directors of the Company are hereby authorized to proceed with and complete future convertible loan facilities with Resource Capital Fund II L.P., or a related fund, of up to US$2,000,000 on substantially similar terms as or as part of the Consolidation, provided such terms are acceptable to the TSX Venture Exchange."

An ordinary resolution requires the favourable vote of a simple majority (50% + 1) of the votes cast in person or by proxy at the Company's Meeting.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 14th day of May, 2003.

"Alvin W. Jackson"

"Ronald A. Ewing"

Alvin W. Jackson

Ronald A. Ewing

Chief Executive Officer

Chief Financial Officer

V23391/101937 v3

EUROZINC MINING CORPORATION
Suite 1040 - 1050 West Pender Street
Vancouver, British Columbia, V6E 3S7
(604) 681-1337

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Eurozinc Mining Corporation  (hereinafter called the "Company") will be held at the Business Council of British Columbia, Suite 810 - 1050 West Pender Street, Vancouver, British Columbia, on Wednesday, the 18th day of June, 2003 at the hour of two o'clock in the afternoon (local time), for the following purposes:

1.

To receive the report of the directors.

2.

To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2002 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

3.

To fix the number of directors at seven;

4.

To elect directors;

5.

To appoint auditors and to authorize the directors to fix their remuneration;

6.

To consider and, if thought fit, to pass a special resolution to increase the Company's authorized share capital from 200,000,000 to 1,000,000,000;

7.

To consider and, if thought fit, to pass an ordinary resolution to approve the Company's 2002 Stock Option Plan as attached to and described in the Company's information circular;

8.

To consider and, if thought fit, to pass an ordinary resolution to approve the consolidation of existing outstanding convertible term and demand loan facilities and convertible loan facilities in respect of additional advances of US$2,000,000 between the Company and Resource Capital Fund II L.P. as described in the Company's information circular;

9.

To consider and, if thought fit, to pass an ordinary resolution to authorize the directors to proceed with and complete future convertible loan facilities with Resource Capital Fund II L.P., or a related fund, of up to US$2,000,000, as described in the Company's information circular;

10.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's 2002 Annual Report (containing the Directors' Report referred to in item 1 above, as well as the Company's audited consolidated financial statements for the fiscal year ended December 31, 2002), including Management's Discussion and Analysis of Operating Results, as well as an Information Circular, a form of Proxy and an Annual Return Form.  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the Meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 12th day of May, 2003.

BY ORDER OF THE BOARD

"Alvin W. Jackson"

President

V23389 / 97082 v1

EUROZINC MINING CORPORATION

2003	Notice of Annual and Special Meeting of Members
ANNUAL	Information Circular
GENERAL	Form of Proxy and Notes
MEETING	Audited Consolidated Financial Statements
Annual Return Card

Place:	Business Council of British Columbia 810 - 1050 West Pender Street Vancouver, British Columbia
Time:	2:00 p.m. (Vancouver time)
Date:	Wednesday, June 18, 2003

EUROZINC MINING CORPORATION

CORPORATE DATA	Head Office Suite 1045 1050 West Pender Street Vancouver, British Columbia V6E 3S7

Directors & Officers

Alvin Jackson, President C.O.O. and Director

Ron Ewing, Senior Vice President, C.F.O. and Secretary

Kenneth Lowe, Vice-President and Comptroller

Adriano Barros, Vice-President, Business Development, Portugal

John A. Greig, Director

Christian Bue, Director

Ryan T. Bennett, Director

J. Edward (Ted) Fletcher, Chairman and Director

David Mullen, Director

Graham Mascall, Director

Registrar & Transfer Agent Computershare Trust Company of Canada 510 Burrard Street, 4th Floor Vancouver, B.C. V6C 3B9
Legal Counsel Gowling Lafleur Henderson LLP Barristers & Solicitors PO Box 49122, Suite 2300 1055 Dunsmuir Street Vancouver, B.C. V7X 1J1
Auditor Watson, Dauphinee & Masuch Suite 420 - 1501 West Broadway Street Vancouver, British Columbia V6J 4Z6
Listing TSX Venture Exchange Symbol "EZM"

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act
Form 27 Under Section 118(1) of the Alberta Securities Act

(Individually, the "Act" and collectively, the "Securities Acts")

1.

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

EuroZinc Mining Corporation (the "Issuer")

Suite 1045, 1050 West Hastings Street

Vancouver, BC  V6E 3S7

2.

Date of Material Change

State the date of the material change.

January 31, 2003, being the date of regulatory approval.

3.

Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC) and Section 118(1) (AB) of the Securities Acts.

December 17, 2002, announcing the convertible bridge demand loan facility, subject to regulatory approval.

The Press Release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the British Columbia and Alberta Securities Commissions.

4.

Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Issuer has closed an additional convertible bridge demand loan facility totalling Cdn. $1,422,000 (US$900,000) (the "Facility") with Resource Capital Fund II L.P. (the "Fund").  The Issuer obtained regulatory approval of the Facility from the TSX Venture Exchange on January 31, 2003.

5.

Full Description of Material Change

The Issuer has closed an additional convertible bridge demand loan facility totalling Cdn. $1,422,000 (US$900,000) (the "Facility") with Resource Capital Fund II L.P. (the "Fund").

The Issuer obtained regulatory approval of the Facility from the TSX Venture Exchange on January 31, 2003.  The Fund, which is the single largest shareholder (currently approximately 30% of the issued shares) and a long term supporter of the Company is a resource-focused venture capital firm based in Denver, Colorado that invests in development and growth stage mining companies operating throughout the world.  The Fund is managed by RCF Management, L.L.C., which is a management company comprised of experienced mining professionals.

The terms of the Facility are similar to the terms of previous bridge loans received from the Fund.   The Facility will accrue interest at a floating annual rate equal to LIBOR plus three percent, compounding quarterly, and is payable semi-annually, at the option of Issuer, in cash or free-trading shares at the ten day weighted average market price.  The Issuer may repay the facility upon not less than thirty days prior notice to the Fund, however, after receiving notice the Fund will be entitled to exercise its conversion rights.  The Fund has the right at any time to convert all or any portion of the principal amount of the loan, and all or any portion of outstanding unpaid interest into common shares of the Issuer.  The conversion price for the Facility will be $0.10 per share through October 7, 2004, increasing by $0.05 per share on each subsequent October 7 while the conversion rights remain outstanding.  Pursuant to the terms of the Facility, the Issuer has also issued to the Fund 2.4 million share purchase warrants with a two year term and an exercise price of $0.10.

6.

Reliance on Section 85(2)(BC), Section 118(2)(AB), and Section 75(3) (ON) of the Securities Acts

Not applicable.

7.

Omitted Information

Not applicable

8.

Senior Officers

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commissions at the following address and telephone number:

Ron Ewing, Executive Vice-President and Chief Financial Officer

Suite 1045 - 1050 West Hastings Street

Vancouver, BC V6E 3S7

Telephone: (604) 681-1337

9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 10th  day of February, 2003.

"Signed" ___________________________ Ron Ewing, Vice-President and Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.  ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.